Form 20-F
period 2002-12-31
AES DRAX HOLDINGS LTD
filed 2003-05-16
CIK 1127163

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                  For the fiscal year ended December 31, 2002

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________

                        Commission file number 333-13096

                           AES Drax Holdings Limited
             (Exact name of Registrant as specified in its charter)

                                 Cayman Islands
                (Jurisdiction of incorporation or organization)

                18 Parkshot, Richmond, Surrey, TW9 2RG, England
                    (Address of principal executive offices)

             Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: None

             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                              Title of each class
           U.K.(pound)200,000,000 9.07% Senior Secured Bonds due 2025
             U.S.$302,400,000 10.41% Senior Secured Bonds due 2020

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                           20,051,000 ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [X] Item 18 [ ]

                               TABLE OF CONTENTS

                                 -------------


                                                                           Page
                                                                           ----

Presentation of Currency and Financial Information.............................1
Forward-Looking Statements.....................................................1
Market Data and Industry Terms.................................................2
PART I.........................................................................3
Item 1.  Identity of Directors, Senior Management and Advisers.................3
Item 2.  Offer Statistics and Expected Timetable...............................3
Item 3.  Key Information.......................................................3
     Selected Financial Data...................................................3
     Historical Performance Summary - Selected Operating Data..................5
     Capitalization and Indebtedness...........................................5
     Reason for the Offer and Use of Proceeds..................................5
     Risk Factors..............................................................7
Item 4.  Information on the Company...........................................18
     History and Development of the Company...................................18
     Significant Project Parties..............................................19
     Organizational Structure.................................................22
     The Company, its Guarantors and AES......................................23
     Business Overview........................................................24
     Property, Plant and Equipment............................................24
     Environmental Matters and Regulation.....................................31
     Significant Developments During 2002 and Recent Developments.............42
Item 5.  Operating and Financial Review and Prospects.........................48
     Results of Operations....................................................50
     Liquidity and Capital Resources..........................................59
     Trend Information........................................................68
Item 6.  Directors, Senior Management and Employees...........................68
     Senior Management........................................................68
     Directors................................................................69
     Compensation of Management...............................................70
     Employees................................................................70
     Board Practices, Share Ownership.........................................70
Item 7. Major Shareholders and Related Party Transactions.....................71
Item 8. Financial Information.................................................71
     Consolidated Statements and Other Financial Information..................71
     Legal Proceedings........................................................71
     Significant Changes......................................................72
Item 9. The Offer and Listing.................................................72
Item 10. Additional Information...............................................72
     Memorandum and Articles of Association...................................72
     Exchange Controls........................................................74
     Material Contracts.......................................................74
     Documents on Display.....................................................74
Item 11. Quantitative and Qualitative Disclosure About Market Risk............74
Item 12. Description of Securities Other Than Equity Securities...............76
PART II.......................................................................76
Item 13. Defaults, Dividends, Arrearages and Delinquencies....................76
Item 14. Material Modifications to the Rights of Security Holders and
         Use of Proceeds......................................................76
Item 15. Controls and Procedures..............................................76
Item 16.  Reserved............................................................77
EXHIBITS......................................................................78
Signatures....................................................................79
PART III......................................................................82
Item 17.  Financial Statements................................................82

               PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in Item 17 to this annual report are stated in pounds sterling. In this annual report, references to "(pound)", "pounds sterling" or "Pounds" are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to "US dollars", "US$" or "$" are to the currency of the United States. In this annual report, "US GAAP" means US generally accepted accounting principles and "UK GAAP" means UK generally accepted accounting principles.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 28 to our financial statements included in this annual report.


                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should" or "anticipates" or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in "Key Information--Risk Factors" and "Operating and Financial Review and Prospects".

     You should also consider, among others, the following important factors:

     o    general economic and business conditions in the UK;

     o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (NETA). NETA was implemented on March 27, 2001;

     o    general industry trends;

     o    changes to the competitive environment;

     o    power prices and resource availability and pricing;

     o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

     o that our principal hedging arrangement relating to power sales has been terminated, and we are currently operating as a fully-merchant plant;

     o we are operating under a standstill agreement dated December 13, 2002 (the "Standstill Agreement") between, inter alios, certain of our senior creditors which is currently scheduled to terminate on May 31, 2003 (the "Standstill Termination Date") pending discussions on a restructuring of our indebtedness. The outcome of those discussions cannot be predicted at this time. The arrangements put in place under the Standstill Agreement are referred to herein as the Standstill Arrangements;

     o    availability, terms and deployment of capital;

     o    interest rate volatility;

     o changes in currency exchange rates, inflation rates and conditions in financial markets; and

     o    availability of qualified personnel.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.


                         MARKET DATA AND INDUSTRY TERMS

     In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

     The Drax Power Station's business is the generation and sale of electricity. Until November 2002, when the hedging contract between AES Drax Power Limited and TXU Europe Energy Trading Limited (TXU Europe) (the "Hedging Contract") was terminated, generated electricity was sold under a two-part pricing method, representing the two main products, capacity and energy. Under the current market structure, all generated electricity is sold as electrical energy, produced by the Drax Power Station's electricity generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Electrical energy is expressed as kilowatt hours ("KWh"), megawatt hours ("MWh"), gigawatts hours ("GWh") or terawatts hours ("TWh") of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW. The sale of electrical capacity is expressed as kilowatts ("KW"), megawatts ("MW"), gigawatts ("GW") or terawatts ("TW") of electricity available for use at any point in time.

                                     PART I

General

     AES Drax Holdings Limited is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition (the Acquisition) of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of AES Drax Electric Limited, which owns all of the outstanding capital stock of AES Drax Limited, which owns all of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. We are a wholly owned indirect subsidiary of The AES Corporation. The AES Corporation files quarterly and annual reports with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, which are publicly available. We sometimes refer to the group of companies which own the Drax Power Station as AES Drax.

Item 1.  Identity of Directors, Senior Management and Advisers - Not applicable.

Item 2.  Offer Statistics and Expected Timetable - Not applicable.

Item 3.  Key Information

Selected Financial Data

     Set forth below is our selected consolidated profit and loss statement for the three years ended December 31, 2002 and the consolidated balance sheet as of December 31, 2002, 2001 and 2000. Financial information for earlier periods is not available as we were organized on August 26, 1999. This selected profit and loss data and consolidated balance sheet data have been derived from our audited consolidated financial statements, prepared in accordance with UK GAAP. This selected financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included in this annual report.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. AES Drax's results, which are consolidated within the results of our parent company, the AES Corporation, are prepared under US GAAP.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

                                                            Year ended      Year ended    Year ended
                                                           December 31,    December 31,  December 31,
                                                              2002             2001          2000
                                                           ------------    ------------  ------------
                                                                        (in (pound)000's)
Revenues ..............................................      524,831          586,103       622,766
Gross Profit ..........................................      305,369          318,899       344,558
Administrative expenses ...............................     (904,526)(1)     (175,795)     (170,105)
Operating profit ......................................     (599,157)         143,104       174,453
Interest receivable and similar income ................       23,548           14,937        11,862
Interest payable and similar charges ..................     (175,442)        (166,011)     (152,365)
(Loss) on ordinary activities before taxation .........     (751,051)          (7,970)       33,950
(Loss) on ordinary activities after taxation ..........     (750,541)         (18,855)       11,515
Dividends .............................................           --               --       (14,000)
Retained loss for the financial year ..................     (750,541)         (18,855)       (2,485)

----------------
(1) The increase in the "Administrative expenses" in 2002 is due to two exceptional items that we incurred: an impairment in Fixed Assets of (pound)579 million and the write-off of (pound)136.8 million of costs associated with the termination of the Hedging Contract (see "Operating and Financial Review and Prospects--Results of Operations").

Selected Consolidated Balance Sheet Data in accordance with UK GAAP:

                                                                    As of           As of           As of
                                                                December 31,    December 31,     December 31,
                                                                    2002            2001            2000
                                                               -------------    -------------   -------------
                                                                              (in (pound)000's)
Current Assets ............................................        630,738         700,458         737,760
Total Assets ..............................................      1,713,856       2,435,313       2,533,078
Current Liabilities .......................................       (122,351)        (92,482)       (160,219)
Long Term Liabilities .....................................     (2,142,246)     (2,332,032)     (2,343,205)
Shareholders' Equity ......................................       (550,741)         10,799          29,654

                                                               Year ended 31    Year ended 31   Year ended 31
                                                               December 2002    December 2001   December 2000
                                                               -------------    -------------   -------------
                                                                              (in (pound)000's)
Summary of US GAAP adjustments
Net (loss) under UK GAAP ..................................       (750,541)        (18,855)         (2,485)
US GAAP adjustments:
       Goodwill ...........................................         33,876          33,876          33,876
       Additional depreciation ............................        (19,350)        (19,350)        (19,350)
       Deferred tax .......................................         22,952          14,978          12,303
       Additional depreciation due to deferred tax ........        (20,326)        (20,326)        (20,326)
       Severance pay expensed in the UK ...................             --              --          12,053
       Interest ...........................................         48,370          43,874          44,920
       Unfavorable IT contract ............................             --              --           1,995
       Derivative loss ....................................           (251)        (11,762)             --
       Impairment of fixed assets .........................        579,000              --              --
Net (loss) / income under US GAAP .........................       (106,270)         22,435          62,986
Shareholders' equity under UK GAAP ........................       (550,741)         10,799          29,654
US GAAP adjustments:
       Cumulative effect of previous adjustments ..........        497,579         493,459         427,988
       Goodwill ...........................................         33,876          33,876          33,876
       Additional depreciation ............................        (19,350)        (19,350)        (19,350)
       Deferred tax .......................................         22,952          14,978          12,303
       Additional depreciation due to deferred tax ........        (20,326)        (20,326)        (20,326)
       Severance pay expensed in the UK ...................             --              --          12,053
       Interest ...........................................         48,370          43,874         (44,920)
       Unfavorable IT contract ............................             --              --           1,995
       Derivatives ........................................         (5,669)        (43,932)             --
       Impairment of fixed assets .........................        579,000              --              --
Shareholders' equity under US GAAP ........................        585,691         508,378         523,113
Summary Consolidated Balance Sheet Data in accordance
   with US GAAP:
       Total Assets .......................................      3,155,573       3,104,356       3,222,447
       Current Liabilities ................................       (171,221)       (151,482)       (192,219)
       Long-term Liabilities ..............................     (2,110,806)     (2,100,547)     (2,166,909)
Ratio of Earnings to Fixed Charges calculated in
   accordance with:
       UK GAAP ............................................          (3.17)           0.95            1.22
       US GAAP ............................................           0.02            1.14            1.56

Historical Performance Summary - Selected Operating Data

     The Drax Power Station currently achieves a net thermal efficiency of approximately 38%. This compares favorably with the 35% to 39% normally expected for large coal-fired power stations similar to the Drax Power Station. As the Drax Power Station is fitted with Flue Gas Desulphurization (FGD) and currently achieves comparable efficiencies to other stations that do not have FGD, it is in a strong competitive position as it can produce electricity as inexpensively as competing coal-fired power stations while remaining within currently permitted sulphur dioxide (SO2) emissions limits.

     Data made available by Innogy plc (formerly National Power plc, the former owner of the Drax Power Station) confirms that the Drax Power Station had an overall availability of approximately 87% to 88% over the 1996-1999 period. The Drax Power Station's operating history for the years ended March 31, 1998, 1999 and 2000, the 12 months ended December 31, 2000, 2001 and 2002, and the three months ended March 31, 2003 is summarized below:

                                                                                                                         3 Months
                                                                                                                           ended
                                            Year ended March 31,                       Year ended December 31,           March 31,
                                      --------------------------------          -----------------------------------      ---------
                                       1998         1999         2000           2000(2)          2001         2002          2003
                                      ------       ------       ------          ------          ------       ------      ---------
Net Generation                        23,321       22,507       21,595          23,048          22,298       19,454        7,229
(GWh/Yr)
Equivalent Availability Factor         87.37        91.10        81.60           82.50           85.80        81.90        91.10
(% of time the station was
available for generation)
Net Capacity Factor                    71.00        71.40        65.15           66.48           64.40        56.30        85.00
(% of actual net generation to
potential max. net generation)
Forced Outage Rate                      4.60         5.90         7.72(1)        10.26(1)         8.03        12.49         2.20
(% of time that a failure or
unplanned condition required
the unit to be removed from
service)
Net Thermal Efficiency                 37.74        38.87        38.86           38.17           37.30        37.02        38.29
(% of energy input converted to
electricity)

----------------
(1) The operating performance of the Drax Power Station for the year ended March 31, 2000 was adversely affected by the fire which shut down Unit 3 from December 27, 1999 until the end of the period; and for the year ended December 31, 2000 by the rotor incident on Unit 2 in September 2000.

(2) Our financial year-end is December 31, so all of these performance measures are now recorded in line with our financial year.

Capitalization and Indebtedness - Not applicable.

Reasons for the Offer and Use of Proceeds - Not applicable.

          Significant Developments During 2002 and Recent Developments

     For a discussion of these developments please see "Information on the Company - Significant Developments During 2002 and Recent Developments."

Exchange rates

     The following tables set forth, for the dates or periods indicated, the Interbank market rate and generally reflect the exchange rates for transactions of US $1 million or more. These are the "official" rates quoted in the media, such as The Wall Street Journal. These rates have been sourced from "OANDA, The Currency Site" (www.oanda.com):

------------------------------------------------------------------------------------------------------------------
US dollars per (pound)1        April          March        February       January         December       November
                               2003           2003           2003           2003            2002           2002
                               ----           ----           ----           ----            ----           ----
Noon buying rate
----------------
High                          1.5989         1.6162         1.6580         1.6562          1.6070         1.5974
Low                           1.5457         1.5534         1.5698         1.5904          1.5447         1.5409
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                         Year ended              3 months ended
US dollars per (pound)1                                                  December 31,                March 31,
                                                                -------------------------------  -----------------
                                                                 2002        2001         2000         2003
Noon buying rate                                                ------      ------       ------       ------
----------------
Period end rate                                                 1.6044      1.4515       1.4955       1.5749
Average rate for the period (1)                                 1.5038      1.4413       1.5204       1.6038
------------------------------------------------------------------------------------------------------------------

                                  Risk Factors

     The only securities we have outstanding which are held by the public are our 9.07% Senior Secured Bonds due 2025 and our 10.41% Senior Secured Bonds due 2025, which we refer to as the bonds. In addition, our indirect parent, AES Drax Energy Limited has issued 11.25% Senior Secured Notes due 2010 and 11.5% Senior Secured Notes due 2010, which we refer to as the notes. The risk factors we have set forth below, therefore, relate to the risks associated with owning our publicly traded debt securities and the operating risks associated with the Drax Power Station and our (pound)1,725,000,000 8.86% Guaranteed Secured Bonds due 2015 issued on November 30, 1999, which bonds and related coupons we refer to collectively as the Eurobonds, that may affect our ability to repay our debt obligations.

     You should read "Information on the Company--Significant Developments During 2002 and Recent Developments" where we describe the Standstill Arrangements and the current position in relation to our debt restructuring. We are currently in default under the bonds, the notes and our Eurobonds. As part of the Standstill Arrangements, some of our defaults have been permanently waived, some of our defaults have been temporarily waived and some of our creditors have agreed to forebear the acceleration of debt and enforcement of security which could arise as a result of a default until the Standstill Termination Date.

     This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report. You should read "Forward Looking Statements" for more information regarding these forward-looking statements.

Risks relating to holding our debt securities

   Cash flows from the operation of the Drax Power Station are not currently sufficient to satisfy the interest and principal payments on our financial obligations. We are operating under a Standstill Agreement with certain of our senior creditors pending discussions on a restructuring of our indebtedness and the outcome of those discussions cannot be predicted at this time. The Standstill Agreement is currently scheduled to terminate on May 31, 2003.

     Cash flows from the Drax Power Station are not currently sufficient to satisfy the interest and principal payments on our outstanding indebtedness. We refer to the direct obligations under the Eurobonds, the fixed coupons on the Eurobonds and the related swaps and the bonds, together with the related security arrangements, as our Finance Obligations. Absent a restructuring of our Finance Obligations, our creditors, including bondholders, may be able to enforce security arrangements under intercreditor arrangements if certain conditions are satisfied.

     We have proposed a business plan and restructuring proposal, which are currently under discussion with the syndicate of banks that financed the subscription for the Eurobonds and the members of the ad hoc committee formed by holders of the bonds. Holders of the Eurobonds and the coupons related thereto and the bondholders are referred to collectively as our senior creditors. Certain sections of our restructuring proposal were filed on a Form 6-K with the SEC on April 11, 2003. Our ability to implement the business plan and to meet our Finance Obligations depends upon the successful implementation of a restructuring proposal. The key aims of the restructuring proposal are:

     o    to de-leverage the capital structure of the AES Drax companies;

     o to reduce debt with the proceeds of AES Drax's claim against TXU Europe resulting from termination of the Hedging Contract;

     o to preserve liquidity to mitigate the impact of potential prolonged low market prices or unexpected volatility; and

     o to benefit from the contributions of The AES Corporation to maximize value to our creditors.

     The restructuring proposal is subject to ongoing discussion with the steering committee representing our senior creditors. We are not able to predict the outcome of these discussions. However, if our senior creditors withdraw their support for the restructuring process, it is likely that they will seek to enforce their rights under the terms of the Eurobonds, bank facility and bonds, as applicable. In addition, the Standstill Agreement currently terminates on May 31, 2003. It is unlikely that a restructuring will have been completed by May 31, 2003, and no assurance can be given that the Standstill Arrangements will be extended beyond such date.

     In particular, under the Standstill Agreement, the bondholders party thereto temporarily waived events of default which would have qualified as a bankruptcy/insolvency event of default, a fundamental event of default under the intercreditor arrangements between our respective classes of senior creditors. As more fully described under "--Limitation on Enforcement of Rights" such an event permits acceleration and enforcement action to be taken earlier than with respect to certain other defaults. In accordance with the terms of the Standstill Agreement, once the Standstill Agreement terminates, if bondholders elected to accelerate, for purposes of determining the relevant period of time for enforcement rights, the measuring date would be as if the Standstill Agreement had never been executed.

     In addition, the value of AES Drax Holdings Limited's assets as at December 31, 2002 was less than the amount of its liabilities, taking into account its contingent and prospective liabilities. Pursuant to the terms of the Standstill Agreement, events of default under the Eurobonds, Bank Facility and the bonds arising as a result of this position have been temporarily waived by the senior creditors. If we are unable to agree a restructuring plan satisfactory to our senior creditors prior to the Standstill Termination Date (and the Standstill Arrangements are not extended past this date) our senior creditors will be able accelerate their debt and to take enforcement action under their security arrangements as a result of such events of default, subject to the terms of the intercreditor arrangements.

   We are substantially leveraged and are not able to service our debt. We are currently in default on our bonds and our Eurobonds and absent a restructuring of our Financial Obligations we will be unable to make the payments which are or will become due.

     As a result of the Acquisition by AES Drax Limited ("AESD"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, of all the outstanding capital stock of AES Drax Power Limited, a private limited company organized under the laws of England and Wales and owner/operator of the Drax Power Station, the AES Drax group is highly leveraged. The AES Drax group's leverage and obligations has had and could have important consequences to the holders of the bonds, including the following:

     o a significant portion of the Drax Power Station's cash flow from operations is dedicated to the payment of the AES Drax group's debt service obligations;

     o the AES Drax group's leverage has made it more sensitive to a downturn in general economic conditions and changes in market conditions which impact on electricity prices;

     o the AES Drax group's substantial indebtedness may limit the operating company's capacity to respond to market conditions (including its ability to make capital expenditures, or satisfy working capital, or other general corporate requirements) or to meet its contractual or financial obligations under which it is currently in default; and

     o the AES Drax group may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage. In addition, if and to the extent the AES Drax group requires additional financing in the future for working capital, capital expenditures or other general corporate purposes, the group's leverage may impair its ability to obtain such additional financing.

   Our indirect parent company, AES Drax Energy Limited ("AES Drax Energy"), was unable to make full payment of interest due on the notes on February 28, 2003. AES Drax Energy is in default under the terms of the notes. If the security trustee for the noteholders serves a notice in writing to the security trustee for the bondholders and the holder of the Eurobonds, enforcement action may be commenced against AES Drax Energy after 90 days pursuant to the terms of the intercreditor arrangements. This could result in us ceasing to be a subsidiary of The AES Corporation.

     As part of the Standstill Agreement, our debt service cover ratios were not calculated as of December 31, 2002 and AES Drax was not permitted to make any distributions to AES Drax Energy. Since AES Drax Energy had insufficient funds of its own, AES Drax Energy was unable to make the full amount of the interest payment of $11.5 million and (pound)7.6 million due on the notes on February 28, 2003. AES Drax Energy's failure to make the full amount of the required interest payment constitutes an event of default under the notes. If the security trustee for the noteholders serves a notice in writing to the security trustee for the bondholders and the holder of the Eurobonds, enforcement action, subject to certain conditions, may be commenced against AES Drax Energy after 90 days pursuant to the terms of the intercreditor arrangements. See "-Limitation on Enforcement of Rights" for a description of the intercreditor arrangements.

     We believe that our debt service cover ratios, if calculated as of December 31, 2002, would be below the levels required at that time.

   The Hedging Contract was terminated on November 18, 2002. No alternative long-term electricity hedging arrangements have been entered into. As a result, the Drax Power Station is currently operating as a purely merchant power plant, fully exposed to market-related risks.

     On November 14, 2002, TXU Europe was required to make a (pound)49 million payment to AES Drax for power purchased in October under the Hedging Contract. TXU Europe failed to make the payment, and attempts to negotiate a solution acceptable to both parties were unsuccessful. On November 18, 2002, AES Drax terminated the Hedging Contract, with immediate effect, on the grounds of TXU Europe's failure to provide the credit support of approximately (pound)270 million required under the terms of the Hedging Contract.

     As a result of the termination of the Hedging Contract, the Drax Power Station now operates as a purely merchant facility dependent on revenues derived from sales of electricity under NETA. AES Drax is therefore exposed to market-related risks, including general economic conditions, electricity demand, weather and other circumstances beyond its control. The Hedging Contract accounted for approximately 60% of the revenues generated by AES Drax and payments under this agreement were significantly higher than AES Drax is currently receiving in the open market.

     See "Information on the Company--Significant Developments During 2002 and Recent Developments."

   We entered into a Standstill Agreement with certain of our senior creditors, temporarily or permanently, waiving certain defaults under the terms of our Finance Obligations through the Standstill Termination Date. If we are unable to agree a restructuring plan satisfactory to our senior creditors, we may lose control of the Drax Power Station.

     On November 19, 2002, the TXU group, including TXU Europe (the counterparty to the Hedging Contract) and the guarantor of the Hedging Contract, TXU Europe Group plc ("TXU Europe Group"), was placed into administration. After termination of the Hedging Contract and the placing of the TXU group into administration, AES Drax secured the support of the bank lenders which indirectly financed the Acquisition (the "Senior Lenders") to address the liquidity needs of the project, including the provision of letters of credit required to support merchant trading of the Drax Power Station's output in the open market. AES Drax has submitted a claim for capacity damages of approximately (pound)266 million in accordance with the terms of the Hedging Contract as well as a claim of approximately (pound)85 million for unpaid electricity delivered in October and the first half of November. The Hedging Contract accounted for approximately 60% of the revenues generated by AES Drax and payments under this agreement were significantly higher than AES Drax is currently receiving in the open market.

     On December 13, 2002, we signed the Standstill Agreement with certain of our senior creditors to provide time to put in place a debt restructuring. The Standstill Agreement provides temporary and/or permanent waivers by those senior creditors of defaults that have occurred or could occur up to the Standstill Termination Date. Our failure to implement a restructuring or agree an extension to the Standstill Termination Date could result in our Eurobonds and bonds being declared due and payable which would result in certain other financial obligations also becoming due and payable. The acceleration of our outstanding indebtedness could result in our senior creditors enforcing their security.

   Limitation on Enforcement of Rights

     The indenture relating to the bonds is subject to the terms of an intercreditor and security trust deed (the "AES Intercreditor Deed"). The intercreditor agent is Bankers Trustee Company Limited, which is an affiliate of Deutsche Bank, which is the agent under the bank facility entered into by InPower Limited, the holder of the Eurobonds, with the Senior Lenders (see "Information on the Company ? Financing"). Decisions by the senior creditors relating to remedies on the occurrence of an event of default are subject to requirements as to intercreditor voting percentages which decline over time. As a result of the intercreditor arrangements between the holders of the Eurobonds and the related coupons and the Senior Lenders, the Senior Lenders will be able to direct the actions of the holders of the Eurobonds and the related coupons. Without the consent of the other senior creditors, bondholders holding at least 25% of the then outstanding aggregate principal amount of the bonds will be able to require acceleration of the maturity of the bonds upon a payment or bankruptcy/insolvency event of default. However, for other fundamental events of default, bondholders will only be able to require acceleration without the consent of the other senior creditors after 90 days, and for non-fundamental events of default, only after 180 days, following the delivery of a notice from the intercreditor agent requesting remedies instructions. As the aggregate outstanding amount owed to other senior creditors decreases over time, the time limit after which bondholders may accelerate their senior debt becomes shorter. In accordance with the Standstill Agreement, the bondholders party thereto temporarily waived certain events of default, which would have qualified as a bankruptcy/insolvency event of default, a fundamental event of default. In accordance with the terms of the Standstill Agreement and in relation to such temporarily waived events of default, once the Standstill Agreement terminates, if bondholders elected to accelerate, for purposes of determining the relevant period of time for enforcement rights, the measuring date would be as if the Standstill Agreement had never been executed. Unless a consensual restructuring has been put in place before the Standstill Termination Date or the Standstill Termination Date is extended, bondholders holding at least 25% of the aggregate principal amount of the bonds will be in position to accelerate the maturity of the bonds at any time after the Standstill Termination Date.

     For the exercise of the enforcement of rights with respect to security, senior creditors representing more than 50% of the aggregate outstanding amount of senior debt may direct the enforcement action; provided, that after a specified amount of time (180 days for a payment or bankruptcy/insolvency event of default, 270 days for a fundamental event of default and 360 days for a non-fundamental event of default), bondholders holding at least 25% of the then outstanding aggregate principal amount of the bonds will be able to require the intercreditor agent to take enforcement action without the consent of the other senior creditors, if enforcement action with respect to the security has not already been initiated. However, senior creditors representing more than 50% of the aggregate outstanding amount of the senior debt will always have the right to direct what type of enforcement action should be taken. Under certain circumstances, counterparties to certain interest rate and currency swap agreements may also have a right to vote. Bondholders will not be able to take any enforcement action other than in accordance with the terms of the AES Intercreditor Deed with, among others, the trustee for the holders of the Eurobonds. Accordingly, the ability of any bondholder or group of bondholders to take enforcement action may be significantly restricted as a result of the terms of the AES Intercreditor Deed.

     A description of our intercreditor arrangements can be found under "Description of Intercreditor Arrangements" in our Registration Statement on Form F-4 (File no. 333-13096) filed with U.S. Securities and Exchange Commission on January 24, 2001 (the "F-4 Registration Statement") which description is hereby incorporated by reference herein.

   Our required interest rate swaps in connection with the Bank Facility have created additional costs and obligations.

     The Eurobonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility (as defined under "Information on the Company - Financing"). The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (Libor). We currently have hedged (pound)552.4 million of our floating rate exposure as at December 31, 2002 and such hedging arrangements satisfy the requirements under the Eurobonds. Our calculation of the market value of these swap arrangements at March 31, 2003, if terminated would require that we pay (pound)88 million to our swap counterparties.

   Fluctuations in currency exchange rates may affect our ability to meet our payment obligations with respect to the bonds.

     We have entered into currency hedging arrangements in order to hedge our currency risk relating to making payments of interest and principal on the US dollar bonds. While we believe that we have taken sufficient measures to hedge our currency risk, if either we or any counterparty to a currency hedging agreement exercises a right to or causes an early termination then we would be exposed to risks related to fluctuations in the exchange rate from pounds sterling into US dollars. If there is a significant movement in this exchange rate that results in an increase in the pounds sterling cost of US dollars, then this may have a material adverse effect on our ability to make payments on the bonds and the other Finance Obligations and to make distributions to make payments on the notes.

UK TAX RISKS RELATING TO THE STRUCTURE OF THE ACQUISITION

   Our cash flows could be materially adversely affected if the tax treatment of the Acquisition structure is different than we expect.

     The financing of the Acquisition was structured to enhance the cash flows available to service our financial obligations. The structure is premised on the following key UK tax assumptions, which we refer to as the key tax assumptions:

     o interest payable with respect to the Eurobonds and the bonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

     o payments on the notes, the bonds and the Eurobonds will not be subject to UK withholding tax as a result of the notes, the bonds and the Eurobonds being eurobonds listed on a recognized stock exchange (within the meaning of Section 841 of the Income and Corporation Taxes Act of 1988), or otherwise;

     o there will be no UK tax levied on AES Drax Acquisition Limited in respect of the shares which it purchased from InPower Limited under certain forward purchase arrangements;

     o there will be no apportionment under the controlled foreign company rules of any chargeable profits and creditable tax to us or AES Drax Acquisition Limited in any accounting period of either company under UK tax law; and

     o    the Eurobonds will not be repaid early.

     The above is not a full list of the UK tax assumptions on which the Acquisition structure is premised. If any of the above or other tax assumptions prove to be incorrect, it could materially adversely affect our current and future levels of cash flows.

     On April 24, 2002 the UK Inland Revenue issued guidance on the application of certain legislation relating to interest deductions. The guidance does not have the force of law but, if it proves to be a correct interpretation of UK law, the Inland Revenue could seek to challenge the interest deduction on the Eurobonds. If such a challenge were to be successful, it could result in a part of the interest on the Eurobonds not being deductible, which would impact our tax charges.

RISKS RELATING TO OPERATION OF THE DRAX POWER STATION

Dependence Upon Operations of the Drax Power Station

     Our ability to make payments under our debt obligations is dependent entirely on the successful operation by AES Drax of the Drax Power Station. Although the Drax Power Station has generally operated as expected, market and other factors have resulted in insufficient cash flows to meet all of our obligations on our indebtedness.

     Our ability to make any payments of principal, premium, if any, interest and other amounts on our debt obligations depends entirely on the successful operation of the Drax Power Station, as this is the only operating asset in our group.

     The initial assumptions on which the AES Drax companies relied when making the original investment assumed that it would have the protection of its long-term Hedging Contract with TXU Europe and that electricity prices would remain at a certain level. Since we acquired the Drax Power Station electricity prices have declined on average by approximately 40% and in November 2002 our Hedging Contract with TXU Europe was terminated and the TXU group entered into administration. These events have materially adversely affected the operating performance of the Drax Power Station and is largely responsible for our inability to generate cash flows sufficient to satisfy all of the financial obligations incurred when the Drax Power Station was acquired.

     The successful operation of the Drax Power Station is affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Changes in these factors could make it more expensive for us to operate the Drax Power Station, could require additional capital expenditures or could reduce certain benefits currently available to us. In addition to the other risks identified in this section, a variety of other risks may affect the Drax Power Station, some of which are beyond our control, including:

     o the Drax Power Station could perform below expected levels of output or efficiency;

     o    coal supply could be interrupted or unavailable;

     o    operating costs could increase;

     o delivery of electrical energy to and from the Drax Power Station by and to The National Grid Company plc ("NGC") could be disrupted;

     o environmental problems could arise which could lead to fines, curtailment or a shutdown of the Drax Power Station and new environmental legislation or regulations could require an increase in operating or capital expenditure or a constraint on the output of the Drax Power Station;

     o    the units and equipment could break down or fail in the future;

     o    the Drax Power Station could suffer labor disputes;

     o the UK Government could change permit or governmental approval requirements which could result in curtailment of the output of the Drax Power Station or otherwise affect the operating environment of the Drax Power Station;

     o third parties could fail to perform their contractual obligations to us, as in the case of TXU Europe;

     o catastrophic events, such as fires, earthquakes, explosions, floods, severe storms or other occurrences, could affect the Drax Power Station, NGC or any of our principal suppliers of coal and other inputs;

     o new energy technologies could make our plant obsolete or less competitive; and

     o two-shifting could lead to a higher rate of tube leaks and other outages.

     We cannot assure you that none of these events will happen.

Dependence Upon Performance by Third Parties

     Our ability to generate cash flow to make any payments on our debt obligations depends on unrelated third parties fulfilling their commitments to us.

     Our ability to make payments of principal, premium, if any, and interest on our debt obligations, may be materially and adversely affected by the performance of third parties, whom neither we nor any other AES Drax company control, under commercial agreements to which AES Drax is a party. For example, TXU Europe and TXU Europe Group, the parent of TXU Europe, failed to perform their obligations under the Hedging Contract and the related guarantee, respectively. The Hedging Contract was terminated and no alternative long-term hedging arrangement exists. As a result, the Drax Power Station is currently operating under its Electricity Contracting Policy (a policy agreed with its senior creditors) as a purely merchant power plant, selling electricity under trades covering periods of between 30 minutes and several months ahead and is entitled to sell electricity forward for a period not exceeding December 31, 2003. However, the ability of the Drax Power Station to sell electricity forward is constrained not only by the Electricity Contracting Policy but also by the availability of credit to support trading in form of letters of credit issued to AES Drax's trading counterparties.

     Other third parties upon whom we depend include, among others:

     o Innogy plc (formerly National Power plc) under an IT Support Services Agreement and Technical Support Agreement;

     o UK Coal Limited (formerly RJB Mining (UK) Limited) under the Agreement for the Sale of Coal;

     o NGC under the Connection and Use of System Code, which relate to the transmission of power to and from the Drax Power Station;

     o    Signatories to the Balancing and Settlement Code; and

     o Buxton Lime Industries Limited and its affiliates under the Limestone Supply Agreement.

     We refer to these commercial agreements, together with the other documents and agreements relating to the Drax Power Station, as the project documents.

     AES Drax may not be able to obtain alternative customers, supplies, goods or services to cover non-performance of third parties if any of these third parties:

     o    claim that their project documents were not duly authorized by them;

     o    repudiate their obligations under their project documents;

     o    fail to perform their contractual or other obligations;

     o are excused from performing their obligations because we have failed to perform our obligations or because an event has occurred outside of our or their control; or

     o become unable to perform their obligations under their project documents due to bankruptcy, insolvency or any similar occurrence.

RISKS RELATING TO SUPPLY

     Following the expiry of the coal supply agreements, the Drax Power Station may be adversely affected by our inability to obtain coal at reasonable prices.

     AES Drax has entered into an agreement to obtain coal supplies from UK Coal Limited (formerly RJB Mining (UK) Limited), covering approximately two-thirds of its coal requirements from 2001 through to 2005, as well as several small short-term supply contracts with other UK coal producers. As part of the restructuring process, the strategy that AES Drax will employ in relation to coal purchasing will be under consideration in conjunction with the senior creditors.

     Coal can be purchased on a long-term, medium-term or spot basis. Although medium- to long-term contracts may offer a degree of security of supply to the purchaser, historical figures indicate that spot buying is a more cost-effective option. Conversely, although the international spot market for coal is relatively large, there can be no assurance of availability of supply if medium- to long-term contracts are not entered into. In either case, because AES Drax relies on third-party suppliers for the delivery of coal and it is exposed to the risk of non-performance by these parties.

     There can be no assurance that fuel prices will not increase or that increased fuel prices would not have a material adverse effect on AES Drax's results of operations which could adversely affect our ability to meet our Finance Obligations and our ability to make distributions sufficient to make payments of principal, premium, if any, and interest on the notes.

Dependence on Local Resources

   We may incur additional costs if we are unable to dispose of ash locally or have access to the local water supply.

     Ash produced by the Drax Power Station is currently sold or deposited in the Drax Power Station's Barlow ash disposal site. Although it is anticipated that there will be sufficient capacity at the site until at least 2014, this may change due to any increase in total electricity generation or any decrease in ash sales. At that time, AES Drax will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If the ash is required to be disposed of at other sites, AES Drax may incur additional costs.

     The Drax Power Station currently abstracts a large portion of the water used in its operations from the river Ouse and supplements the supply with on-site groundwater. The UK Environment Agency has indicated that it may reduce the allowable quantities of water to be abstracted under the AES Drax license and may significantly increase license fees. During 2002 such fees increased by approximately 4.8% and the same fees for 2003 are estimated to increase by a further 4.1%. (See also "Information on the Company--Environmental Matters and Regulation--Future Legislation".) If the lower levels of abstraction are not sufficient to service the Drax Power Station's needs, the plant may need to use recycled effluent part of the time, which is likely to cause increased operating and maintenance costs. In addition, capital expenditures may be necessary if the capacity of the effluent treatment plant is not sufficient to treat the required quantities.

RISKS ARISING FROM THE MARKET, REGULATION AND DEREGULATION

Dependence on the Market for Electricity in England and Wales

     AES Drax's ability to pay dividends and our ability to make payments under our debt obligations depends on the Drax Power Station's ability to sell power.

     The market for wholesale energy, installed capacity and ancillary services in England and Wales is largely deregulated. Owners of electricity generation facilities such as AES Drax are not guaranteed any specified rate of return on their capital investments or recovery of their costs. Therefore, the revenue generated will be dependent on electricity trading contracts, which AES Drax may enter into from time to time with trading counterparties, which, as a merchant plant, forms the bulk of the revenue of AES Drax. In addition, AES Drax may sell its output in the balancing mechanism under NETA. Among the factors that will influence prices AES Drax can obtain for its energy, all of which factors are beyond AES Drax's control, are:

     o the impact of extended periods of low electricity prices due to significant over-capacity of generation, increased competition and a lack of incentive for companies to invest in constructing and commissioning new power plant;

     o failure to enter into bilateral contracts for sales of energy or installed capacity due to, among other things, availability of credit support for trading;

     o the likelihood of more stringent environmental regulations in the UK which could restrict the Drax Power Station's ability to operate or affect its competitiveness relative to other power stations.

     o a decrease in natural gas prices relative to coal, which would make gas-fired power stations more competitive with the Drax Power Station;

     o    prevailing market prices for coal;

     o the extent of additional supplies of electric energy, installed capacity and ancillary services from current competitors of the Drax Power Station or new market entrants, including sales from foreign electricity producers into the UK, and the development of new power stations that may be able to produce energy less expensively than the Drax Power Station;

     o the effect of NETA on customers and competitors in the electricity supply market and how certain competitors deal with excess supply or low market prices. Certain competitors have already mothballed plant and there has been a tightening of credit requirements following the demise of Enron;

     o    the impact of the support provided by the UK government to British
          Energy;

     o the extended operation of nuclear generating plants selling electricity under NETA or otherwise and in adjacent markets beyond their presently expected dates of decommissioning;

     o the extent of additional supplies of energy or energy-related services resulting from an increase in physical transmission capacity in the wholesale electricity trading market or otherwise;

     o    weather conditions prevailing in England and Wales from time to time;

     o the possibility of a reduction in the projected rate of growth in electricity usage as a result of such factors as regional economic conditions and the implementation of conservation programs; and

     o export power transmission constraints, which would limit the ability of the Drax Power Station to sell energy, installed capacity and ancillary services in adjacent markets in which prices may be higher than otherwise.

     Our ability to make payments of interest, principal and premium, if any, on the bonds and to satisfy our obligations under the other Finance Obligations will depend upon the future operating performance of the Drax Power Station including the ability to implement our business strategy, including our restructuring plan, which will be affected by the factors described herein and by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. As a result of a number of the factors cited above the Drax Power Station has not been able to generate sufficient cash to satisfy all of its Finance Obligations and is currently in discussions with its senior creditors about a debt restructuring. See "Information on the Company-Significant Developments During 2002 and Recent Developments" and "Operating and Financial Review and Prospects-Liquidity and Capital Resources."

Changes in Electricity Regulation Applicable to England and Wales

     In connection with the concerns of OFGEM, the principal regulator of the electricity industry in England and Wales, which we sometimes refer to herein as the Regulator, over the fairness and transparency of the pricing mechanism for electricity in England and Wales, the UK Government replaced the pool arrangements for the trading of wholesale electricity in England and Wales with NETA, which was implemented on March 27, 2001. NETA was implemented to improve market information and transparency, enhance liquidity and reduce the opportunities for the exercise of market power by generators. There have been numerous changes in the two years since NETA was implemented and energy regulation continues to change and develop. Although NETA has impacted electricity prices, NETA has not generally been considered to be the principal underlying cause behind the decline in UK power prices; this is more likely due to the over-capacity in the UK generation market, increased competition and fragmentation of the market. As a result, we cannot assure you that further development of NETA will not have a significant adverse effect on AES Drax's revenues and its ability to pay dividends to its shareholders in amounts which will enable us to meet our obligations under the Finance Obligations. Failure to receive dividends indirectly from AES Drax will materially adversely affect our ability to make any payments on the bonds.

     NETA includes a Balancing and Settlement Code: if a generator's output does not match its contracted position, it is required to pay out-of-balance charges and/or penalties. If AES Drax is unable physically to generate to its contract position, the payment of such out-of-balance charges and/or penalties could be significant.

     The electricity industry in England and Wales is subject to extensive legal and regulatory controls to ensure, among other things, that reasonable demand for electricity is satisfied, that proper safety standards are maintained and that competition is promoted in the electricity generation and supply markets. It is expected that the regulators will continue to scrutinize closely the electricity industry and may from time to time intervene in a manner that may have a material impact on future revenues to be earned from the Drax Power Station.

   The operations of the Drax Power Station could be adversely affected if it cannot comply with regulatory standards.

     The Drax Power Station is subject to extensive EU, national and local statutory and regulatory standards, laws and regulations governing, among other things, limits on discharges to air and water, noise emissions, the generation, storage, handling and use of waste and health and safety standards. The Drax Power Station is also required to maintain numerous permits and governmental approvals for its operations. In the ordinary course of its business, the Drax Power Station has pending applications for new, or renewals for existing, permits and governmental approvals. Such pending applications relate to increased limits on SO2 emissions and the ability to burn biomass in lieu of coal and petcoke. If AES Drax fails to obtain, renew or maintain the permits and governmental approvals required to operate the Drax Power Station or to comply with, or to satisfy new conditions of, such standards, laws, regulations, permits and governmental approvals, it could incur material costs or liabilities, fines or penalties or other sanctions, including the limitation or suspension of operations.

     Because the laws and regulations affecting the Drax Power Station and AES Drax are complex, constantly changing, possibly applied retroactively and generally becoming increasingly stringent, changes in these laws and regulations may cause increased compliance costs, the need for additional capital expenditures or the reduction of certain benefits currently available to the Drax Power Station. These laws and regulations could also expose AES Drax to liabilities, including remediation liabilities, relating to previous operations or for actions taken or conditions caused by third parties. Under the terms of the project documents, AES Drax is responsible for paying all costs resulting from changes in or enforcement of all statutes, regulations and permits. AES Drax's failure to comply with any such statutes or regulations or any change in the requirements of such statutes or regulations could result in civil or criminal liability, the limitation or suspension of operations, imposition of clean up liens, fines or penalties and large expenditures. We cannot assure you that the Drax Power Station has been or will be at all times in complete compliance with such standards, laws, regulations, permits and governmental approvals or that AES Drax will not incur material costs, liabilities, fines or penalties or suffer other sanctions, including the limitation on or suspension of operations in the future. Further, we cannot assure you that the costs of complying with current and future environmental and health and safety standards, laws and regulations and any liabilities arising from current or past operations will not adversely affect AES Drax's business, results of operations or financial condition.

Uncertainties Associated with Insurance

   Although AES Drax is required to maintain insurance under the Finance Obligations and the indenture for the bonds, loss proceeds might not be sufficient to satisfy our obligations under the bonds and the Finance Obligations.

     Under the original terms of the Finance Obligations, AES Drax was required to maintain property, business interruption, earthquake, catastrophic and general liability insurance for the Drax Power Station in accordance with the minimum insurance requirements contained in such financing documents. AES Drax was unable to obtain insurance in accordance with the minimum insurance requirements under the bond indenture, therefore, following discussion with the Senior Lenders, it was agreed that we should seek to renew the insurance on the basis of material damage cover only initially and during the 6 month period following November 27, 2002 we would examine the options for re-introducing business interruption coverage. Accordingly, in November 2002, we entered into a supplemental indenture to amend the minimum insurance requirements to reflect the following:

     (i) A maximum deductible not to exceed (pound)5 million each and every loss and which shall not be subject to an annual aggregate deductible.

     (ii) The minimum sum insured shall be $1 billion ((pound)600 million) in respect of Property (Material Damage) "All Risks" Insurance. Business interruption insurance shall not be required for a period of six months from November 27, 2002.

These limits became effective after the insurance consultant, Willis Limited, confirmed that the minimum insurance requirements as set forth in the original bond documentation are no longer available on commercially reasonable terms, and the amendments proposed above are reasonable having regard for good industry practice.

     The premium under our current coverage is approximately (pound)5.2 million per annum (plus Insurance Premium Tax (IPT)), a reduction of approximately (pound)6 million from our previous annual premium, in part due to the coverage not including business interruption.

     We cannot assure you that these insurance policies will be available in the future on commercially reasonable terms or that the amounts for which AES Drax is insured or which AES Drax receives under such insurance policies will cover all losses. If AES Drax suffers an insurable loss, the insurance proceeds received by it may not be sufficient to cover the business loss, to repair and reinstate the affected facilities or to satisfy all the Finance Obligations, including payments of principal, premium, if any, interest and other amounts on the bonds. Given the historically cyclical nature of the insurance market, while the insurance premiums originally forecast for the life of the Finance Obligations were, in the view of the independent insurance adviser, reasonable estimates in light of current market conditions, actual premiums may be significantly higher than those projected.

RISKS RELATING TO CONTROL BY AES

   We and the other AES Drax companies are controlled by The AES Corporation ("AES"), which may have conflicting interests with respect to the operation of the Drax Power Station.

     We and AES Drax are indirect, wholly owned subsidiaries of AES. At the time of the Acquisition, we and AES Drax received all of our equity funding for our business and operations from AES. Since the Acquisition, the only other sources of funding have been dividends flowing from AES Drax and the intermediate holding companies. These funds are derived from internally generated cash flows from the Drax Power Station. Although the cash flows generated by the Drax Power Station have not been sufficient for us to satisfy our financial obligations, AES has not been and is not obligated to provide any loans or equity contributions to make up such shortfall and there can be no assurance that AES would decide to provide any such loan or equity contribution. In addition, although AES has committed to supporting our restructuring proposal, AES Drax is now classified as held for sale in the AES consolidated balance sheet due to the termination of the Hedging Contract and a consequent after-tax impairment loss of approximately $893 million in the fourth quarter of 2002.

     AES's existing plants in England and Wales, including AES Indian Queens (Newquay, England), AES Fifoots Point (Newport, Wales) - currently in administrative receivership -and AES Barry (Barry, Wales), together with Medway Power Limited (Medway, England), which is operated by an AES affiliate and 25% owned by AES, participate in the electricity trading markets in England and Wales under NETA. Each AES facility is a separate business entity, and there is no assurance that such facilities will not compete with each other in the wholesale electricity trading market following the implementation of NETA. Fifoots has been put up for sale by its administrative receiver, KPMG.

Item 4.  Information on the Company

History and Development of the Company

   The Drax Power Station

     The Drax Power Station is a 3,960MW (gross) pulverized coal-fired power station located in North Yorkshire, England on the banks of the river Ouse between the towns of Selby and Goole. In the year ending December 31, 2002, the Drax Power Station accounted for approximately 8% of electricity generated in England and Wales. It is one of the largest coal-fired power stations in Western Europe. For a summary of AES Drax's intended operating strategy for the Drax Power Station, see "- Business Overview - Business Strategy."

     The Drax Power Station was commissioned in two 1,980MW stages in 1974 and 1986, respectively, and comprises six 660MW (gross) coal-fired steam turbine generating units and three operational 25MW gas-oil fired open-cycle gas turbine (OCGT) generating units. Each of the 660MW units is designed to operate wholly independently, being able to be dispatched, ramped up or down and put on or off line without affecting the operating capabilities of the other units. Additionally, the Drax Power Station has the capacity to start up and shut down on a daily basis, each within a relatively short period of time giving it the ability to run during times of high market prices and shut down during times of low market prices. We refer to this capacity as an ability to operate on a two-shift basis.

     The Drax Power Station was constructed by the Central Electricity Generating Board, which we refer to as the CEGB. The CEGB's large base load power stations are noteworthy for their technical reliability and longevity. Base load generating facilities are electric generating stations that are on line (synchronized with the grid) at full capacity or near full capacity almost all of the time. The Drax Power Station has historically demonstrated high availability and net thermal efficiency.

     The Drax Power Station is fully fitted with wet limestone-gypsum Flue Gas Desulphurization, referred to as FGD, which was commissioned in the early 1990s. The FGD plant has an original design life of 40 years and is currently the largest of its kind in the world, capable of removing at least 90% of the sulfur dioxide (SO2) from boiler gases emitted from coal that has a sulfur content of up to 2.8% by weight. As a result, with the FGD system, the Drax Power Station is able to burn coal from a variety of sources and remain in compliance with the currently applicable environmental standards.

     The Drax Power Station is located on a site of approximately 1,850 acres. It has road and rail access and is close to supplies of coal, cooling water and limestone.

Significant Project Parties

     Set forth below is a diagram indicating the principal contracts and contract parties either providing inputs to or purchasing electricity or other outputs from the Drax Power Station. The details of our agreements with these parties included in the table below are described in the "Summary Description of the Principal Agreements Relating to the Acquisition," which has been incorporated by reference herein from our F-4 Registration Statement, except that the Hedging Contract was terminated on November 18, 2002 as described below in "Operating and Financial Review and Prospects -Termination of the Hedging Contract." In addition, on April 28, 2003, the ash marketing agreement with National Ash was replaced by a contract with Hargreaves Coal Combustion Products, the summary terms of which are described below.


                               [GRAPHIC OMITTED]

Ash Marketing Agreement

     Under an ash marketing agreement AES Drax has appointed Hargreaves Coal Combustion Products Ltd ("Hargreaves CCP") as its ash-marketing manager, effective from April 29, 2003. The agreement continues in force for a period of three years unless extended by the parties or terminated in accordance with its terms. The ash marketing agreement sets out the services that Hargreaves CCP will provide in its capacity as ash marketing manager, including sales and marketing, customer and account management and product development. In exchange for the service elements AES Drax will pay Hargreaves CCP an annual fee of (pound)144,000 set at current sales volumes of 77% of ash products produced. An additional incentive payment will be payable of up to (pound)20,000 for a maximum sales volume of 100% achieved. AES Drax does not warrant the quality of ash supplied under the ash marketing agreement or its suitability for any particular purpose.

     Liability. The total aggregate liability of Hargreaves CCP shall not exceed the contract value.

     Force Majeure. An event of force majeure may suspend the exercise of rights and performance of obligations by each party. If any such event of force majeure continues for six months, either party may terminate the agreement.

     Indemnification. Hargreaves CCP will indemnify AES Drax against all claims and liabilities arising from any contract of employment (including on termination) with, or any duty or liability of AES Drax to, any Hargreaves CCP employee engaged to provide services under the agreement.

     Termination. AES Drax may terminate the agreement upon breach of a material obligation that is not remedied within 30 days after receipt by Hargreaves CCP of notice from AES Drax and also in the event of certain insolvency or enforcement events. Hargreaves CCP may also terminate the agreement 30 days after the receipt by AES Drax of notice from Hargreaves CCP of the occurrence of certain material breaches and on the occurrence of any insolvency or enforcement events or if payments due to Hargreaves CCP in respect of the provision of the services are not received for a period of 60 days and remain unpaid and not disputed in good faith for 30 days from the date on which Hargreaves CCP provides written notice to AES Drax. AES Drax has the right to terminate at any time and for any reason giving Hargreaves CCP 30 days written notice. AES Drax shall pay Hargreaves CCP fair and reasonable compensation for the work-in-progress at the time of termination but such compensation shall not include loss of anticipated profits or any consequential loss.

Financing

     The financing of the Acquisition was structured to enhance the cash flows available to service the Eurobonds, certain related swaps and the bonds and to make distributions. AES made an aggregate equity contribution to the AES Drax group of companies of (pound)413 million, which contributed towards a total funding cost of the Acquisition of (pound)1,963 million. The financing of the Acquisition and the related transactions was structured as follows:

o The cost of the Acquisition was funded by (i) us issuing the Eurobonds ((pound)1,725 million), which were subscribed in full by InPower Limited and the proceeds of which were contributed to AESD, and (ii) (pound)189 million of equity contributed indirectly to AESD by AES (a portion of AES's total equity contribution of (pound)413 million).

o The subscription price for the Eurobonds was funded by InPower Limited (i) receiving a secured bank loan of (pound)1,300 million, which we refer to as the Bank Facility, and (ii) selling a future right, granted by us to them, to subscribe for our shares to AES Drax Acquisition Limited for an upfront payment of (pound)425 million.

o The forward purchase of shares was funded by AES Drax Acquisition Limited receiving (i) (pound)221 million by way of equity contributions funded with a portion of the proceeds of the (pound)250 million in bridge loans borrowed by AES Drax Power Finance Limited (reduced by financing costs and the funding of the first year's interest payments required by the bridge loans retained by AES Drax Power Finance Limited and after expenses) and
     (ii) (pound)224 million of additional equity contributed indirectly by AES (the remaining portion of AES's equity contribution).

     Our payment obligations under the Eurobonds are guaranteed by AES Drax Acquisition Limited, AES Drax Electric Limited, AES Drax Limited, AES Drax Power Limited and AES Drax Financing Limited (the "Guarantors"). These guarantees are secured by mortgages and charges over the assets of the Guarantors, including share mortgages. The holders of the bonds receive the same guarantees, rank pari passu with and share in the same security arrangements with the fixed coupons on the Eurobonds and amounts due to counterparties under AES Drax's and our currency and interest rate swaps and senior to (in right of distribution of proceeds from any enforcement), among other things, payment of the principal of the Eurobonds.

     The primary source of funds for InPower Limited to repay the Bank Facility is payment of fixed coupons on the Eurobonds, together with certain swaps. InPower Limited's rights and obligations under the Bank Facility are substantially the same as ours under the terms and conditions of the Eurobonds. Repayments under the Bank Facility are an obligation of InPower Limited and are not an obligation of us or any of our affiliates. However, InPower Limited and BondPower Limited, as assignee of the principal on the Eurobonds, have secured InPower Limited's obligations under the Bank Facility by a first priority charge over the Eurobonds (including the coupons) in favor of the syndicate of banks under the Bank Facility, the Senior Lenders. Therefore, the Senior Lenders benefit indirectly from the security and guarantees granted to InPower Limited and BondPower Limited in respect of the Eurobonds (including the coupons).

     In connection with the issuance of the bonds on August 2, 2000, the proceeds were applied to prepay a portion of the fixed coupons on the Eurobonds and, in turn, to reduce the amount outstanding under the Bank Facility. In connection with such prepayment, the Senior Lenders, InPower Limited and BondPower Limited agreed to security arrangements whereby the proceeds of any security will be shared on a pari passu basis between, inter alia, the bonds and the fixed coupons on the Eurobonds (and indirectly the Bank Facility). Voting rights, in respect of the Eurobonds, will be exercised by the trustee for the Eurobonds acting, ultimately, on the instructions of the Senior Lenders pursuant to the security documents in respect of the Bank Facility among others. See "Description of Bonds - Intercreditor Arrangements" in the F-4 Registration Statement, which description is hereby incorporated by reference herein.

Organizational Structure

Structure of the Acquisition and Refinancing

     Set forth below is the structure established in connection with the acquisition of the Drax Power Station and refinancing of the project and reflecting the transfer of AES Drax Financing Limited's shares in AES Drax Limited to AES Drax Electric Limited in 2002. This structure includes certain entities unaffiliated with AES that were included in the Acquisition as part of its financing to maximize cash flows. On November 18, 2002 AES Drax Financing Limited sold its 10% stake in AES Drax Limited to AES Drax Electric Limited. Except as otherwise stated, shareholdings are 100%.

                               [GRAPHIC OMITTED]



---------
1. InPower Limited is not an affiliate of AES or of us.

The Company, its Guarantors and AES

The Company

     We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. We were formed on August 26, 1999 in connection with the acquisition of Drax Power Station. We do not have any material operations or assets other than ownership of AES Drax Electric Limited. AES owns indirectly all of our capital stock. The mailing address of our principal offices is 18 Parkshot, Richmond, Surrey TW9 2RG, United Kingdom (Telephone +44(0) 207 334 5300).

Our Guarantors

     Each of the Guarantors is a company incorporated with limited liability under the laws of the United Kingdom, except AES Drax Limited and AES Drax Electric Limited which are exempted companies incorporated with limited liability under the laws of the Cayman Islands. Each of the Guarantors is an indirect wholly owned subsidiary of AES. AES Drax Acquisition Limited, AES Drax Financing Limited, AES Drax Electric Limited and AES Drax Limited do not have any material operations or assets other than their direct or indirect ownership, if any, of share capital of AES Drax Power Limited, the owner of Drax Power Station. The Guarantors have no previous operating history as they were formed solely for the purpose of acquiring the Drax Power Station. The mailing address of the Guarantors' principal executive offices is 18 Parkshot, Richmond, Surrey TW9 2RG, United Kingdom (Telephone +44(0) 207 334 5300).

AES

     The AES Corporation, founded in 1981, is a leading global power company. AES's goal is to help meet the world's need for electric power in ways that benefit all of its stakeholders. AES participates primarily in four lines of business: contract generation, competitive supply, large utilities and growth distribution. The contract generation line of business consists of multiple power generation facilities located around the world that, provided that the counterparty's credit remains viable, have entered into power purchase agreements with initial durations of 5 years or greater accounting for 75% or more of their capacity. The competitive supply line of business consists of generating facilities that sell electricity directly to wholesale customers in competitive markets. These generating facilities generally sell less than 75% of their output pursuant to long-term contracts with pre-determined pricing provisions and/or sell into power pools under shorter-term contracts or into daily spot markets. The large utility business is comprised of three utilities in the United States, Brazil and Venezuela, respectively. All are of significant size and in most cases combine generation, transmission and distribution capabilities and are subject to extensive local, state and national regulation. The growth distribution line of business includes distribution facilities facing particular challenges relating to operational difficulties that are located in emerging markets and often offer significant potential for improved financial and operational performance.

     Restructuring

     In 2002, AES established a Restructuring Office, formerly referred to as the Turnaround Office, to focus on improving the operating and financial performance of, selling or abandoning certain of its underperforming businesses. Businesses are considered to be underperforming if they do not meet AES's internal rate of return criteria, among other factors. The Restructuring Office is actively managing the AES Drax companies as well as other of AES's businesses. AES is evaluating whether the profitability and cash flows of such businesses can be sufficiently improved to achieve acceptable returns on its investment, or whether such businesses should be disposed of or sold. It is possible that the restructuring efforts will change the ownership structure or the manner in which a business operates.

     Also in 2002, AES changed certain senior management positions, including the Chief Executive Officer position. These changes were accompanied by a shift in management philosophy to a more centralized organizational structure in certain functional areas.

     AES has announced a number of strategic initiatives designed to decrease its dependence on access to the capital markets, strengthen its balance sheet, reduce the financial leverage at the parent company and improve short-term liquidity. In 2002 AES took $2.3 billion of asset impairment charges at Drax, Barry, Eletropaulo and CEMIG.

Business Overview

Property, Plant and Equipment

     The Drax Power Station

     Consisting of six 660MW boiler turbine generators with a nominal installed aggregate capacity of 3,960MW, the Drax Power Station has consistently demonstrated high availability and efficiency. The Drax Power Station reflects a high standard of design and construction typical for large base load power stations constructed by the CEGB, the predecessor owner before the privatization of National Power. Six open cycle gas turbine generating units were originally installed at the station in a separate generation turbine house, exhausting through a common stack to provide standby power to start up the main generating plant. Only three open cycle gas turbines (Units 9, 10 and 12) are now operational although the other three could be re-commissioned if required. The three operational open cycle gas turbines, which have an installed capacity of 35MW, are only tested to 25MW at quarterly intervals since this is now their contracted requirement under the ancillary services agreement with NGC.

     The Drax Power Station was constructed in two phases with the first three 660MW units installed in 1974, and the second three units installed in 1986. In the early 1990's FGD was retrofitted to all six units, enabling the station to operate within currently applicable environmental emission restrictions. The Drax Power Station has, historically, demonstrated high availability (it has averaged 87% over the last five years) and net thermal efficiency of approximately 38%, which compares favorably with the range expected for similar large coal-fired power stations of 35% to 39%. In 2002, there was a decline in both availability and net thermal efficiency as a result of the impact of the lower generation levels and increased number of starts (each start results in an element of plant damage). Much of this was caused by the manner in which TXU Europe called power from the plant under the Hedging Contract, which resulted in an increased level of two-shifting.

     The Drax Power Station has a secure connection to the grid exporting power at 400KV. It can import power from a 132KV outdoor substation adjoining the site (controlled by Yorkshire Electricity) for internal consumption (some of the works power must be imported from the substation).

     The Drax Power Station is fully fitted with FGD, commissioned in the early 1990s. The FGD plant has an original design life of 40 years and is currently the largest of its kind in the world, capable of removing at least 90% of the sulphur dioxide (SO2) from boiler gases emitted from coal with sulphur content of up to 2.8% by weight. Most coal available in England and Wales, including from the Selby pit (currently its main supplier though the owner of the pit, UK Coal Limited, has announced that it will be phasing out production at Selby with it closing in early 2004), meets this criteria and large quantities of coal available on the international market has an even lower average sulphur content that allows the Drax Power Station to comply with applicable limits on sulphur dioxide emissions. As a result, with the FGD system, the Drax Power Station is able to burn coal from a variety of sources while in compliance with the currently applicable environmental standards. See "--Impact of Fuel Supply Changes."


Changes to the Electricity Market in England and Wales

     Until March 27, 2001, electricity in England and Wales was traded between generators and suppliers through a day-ahead market in England and Wales, known as the Pool, which was administered by NGC. The Pool was used to determine which generating sets were called to satisfy demand at any particular time and what price was received by them. This price was set by the marginal price for sales of electricity as described in "The Electric Industry in England and Wales" below.

     The New Electricity Trading Arrangements, which we refer to as NETA, replaced the Pool on March 27, 2001. NETA includes a long-term forward and futures market, a voluntary bilateral market, a balancing market allowing last minute trading to take account of immediate supply and demand imbalances and a settlement process, replacing the Pool with a mixture of bilateral and traded contracts. OFGEM (formerly OFFER), the principal regulator of the electricity industry in England and Wales intends that NETA should assert downward pressure on prices through more competitive and efficient trading and facilitate greater market price transparency and increased flexibility to meet demand by trading closer to real time. See "--The Electricity Industry in England and Wales - Regulation under the Electricity Act 1989 and the Utilities Act 2000."

     The Utilities Act 2000, which we refer to as the Utilities Act, became law on July 28, 2000. Pursuant to powers under the Utilities Act, electricity licenses were modified in order to conform them to NETA.

Coal Supply

     AES Drax's coal supply is currently met through an agreement with UK Coal Limited to obtain coal supplies covering some two-thirds of its coal requirements from 2001 through to 2005 and several small short-term contracts with other UK coal suppliers.

     Most of the coal is delivered to the site by rail, but road transport, although more expensive, is also possible, subject to certain limits under licenses. The rolling stock for transporting the coal is provided by English, Welsh and Scottish Railway Limited and Freightliner Heavyhaul Limited. In addition, there is a storage capacity at the site of about 3.1 million tonnes. As at March 31, 2003 approximately 750,000 tonnes were held in stock, an amount sufficient to satisfy between four to five weeks of electricity generation at full load. The minimum amount required for compliance with the Bank Facility is 700,000 tonnes.

     The Drax Power Station has successfully completed coal burning trials on coals from United States, South African and UK pits (other than Selby, its current main supplier) and, as a result, AES Drax believes that coal from other sources can be utilized if and when necessary. Although the existing coal blending facilities limit the capacity to blend different types of coal, an upgrade could be implemented depending upon AES Drax's coal purchasing strategy.

     The Drax Power Station's FGD provides a competitive advantage in designing a fuel procurement strategy as it enables a range of coals, including those with a relatively high sulphur content, to be burned while generally remaining in compliance with applicable environmental standards. The coal storage facilities provide further flexibility as, in the event a given coal supplier fails to meet its obligations, the storage facilities allow the Drax Power Station to continue to operate for up to five weeks while locating another source of coal supply.

     The coal handling system is configured in accordance with industry practice and has a level of redundancy consistent with its CEGB heritage. In recent years the plant has undertaken significant remedial work, including upgrading and replacing the mobile plant. Therefore, other than overhauls, no further major expenditures are currently expected. Upgrades of the rest of the system have also been undertaken which now provide the Drax Power Station with a processing capacity of up to 3,800 tonnes per hour.

Impact of Fuel Supply Changes

     The closure of the Selby mine complex in Spring 2004 will potentially increase the average level of sulphur in the coal supplied to AES Drax. Approximately 50% of the coal consumed at AES Drax is currently supplied from the Selby mine, which has a low/medium sulphur content of around 1.1%. UK Coal Limited has recently issued a written statement to the effect that when Selby coal is replaced from other UK sources, the average level of sulphur will increase to 1.9%. In anticipation of this change in quality, AES Drax submitted an application to the Environment Agency in December 2002 for an increase to its annual SO2 emission limit (contained in its Integrated Pollution Control Authorization (see "--Environmental Matters and Regulation--Integrated Pollution Control")) to 60,000 tonnes per annum. However, there is no obligation on AES Drax under its current contractual arrangements with UK Coal Limited to accept coal with a sulphur content higher than the maximum annual sulphur limit currently specified in the contract with UK Coal Limited of 1.35%.

     This recent submission is an annex to an earlier application made in July 2000 based on the same request to increase SO2 emissions. At that time, the Environment Agency concluded that there was insufficient information to justify an increase in SO2 limits, based on the sulphur content of coal. However, the Environment Agency conceded that it would consider any future scenarios in the light of changes in fuel availability.

     The Environment Agency has recently requested that AES Drax provide detailed justification to support the assertion that the coal sulphur content of the fuel from UK Coal Limited will increase to 1.9%, and to provide other options for supplying lower sulphur coal. AES Drax is considering alternative coal supply sources. This issue is currently the subject of discussions between AES Drax and UK Coal Limited and other coal suppliers.

Alternative Fuels

     AES Drax is exploring the possibility of burning alternate fuels at the Drax Power Station, two of which are petcoke and certain forms of biomass.

Operation and Maintenance History

     Routine maintenance, excluding repair of defects responsible for forced outages, comprises the following:

   Planned Maintenance

     Until 2002, our planned maintenance strategy comprised the following:

     o Major outage of approximately twelve weeks duration for each unit every six years;

     o    Interim outage of 3 weeks (prior to 1996) and 4.5 weeks
          (subsequently) duration for each unit every three years, principally for boiler burner refurbishment; and

     o Intermediate inspections (on-load inspections) for each unit at 18 months prior to and 18 months after a major overhaul.

     However, during 2002 we proposed an adjustment to this strategy. As part of an ongoing operational program at the Drax Power Station, we have moved to a "4 and 8 year" regime following consultation with Stone & Webster (technical consultant acting on behalf of the banks) and insurers. This change does not change the amount of time spent on maintenance but only affects the maintenance cycle. Stone & Webster confirmed in their April 2002 independent report that they had no objections to increasing the periods between the maintenance outages.

     We note that Stone & Webster pointed out that the change to a "4 and 8 year" maintenance regime may result in the annual overhaul costs at Drax fluctuating rather than being roughly constant under a "3 and 6 year" regime. In 2002, the change in strategy allowed the deferral of the major outage on Unit 2 into 2003, which generated a reduction of our maintenance costs of approximately (pound)5.6 million. The completion of a 4-year interim outage on Unit 3 in 2002, rather than a 3-year interim outage, ensures that the fluctuation in costs is kept to a minimum.

     The change in the maintenance regime was included in a waiver request made to the trustee of the Eurobonds as it was a change from the Annual Operating Plan for 2002 previously submitted (see "Information on the Company-Significant Developments During 2002 and Recent Developments"). The waiver was approved on July 1, 2002.

     This outage program is still typical of maintenance practices in the UK and worldwide power industry for major coal-fired power stations.

     The Drax Power Station is supervised by a team of operators situated in the main control room that is operated on a 24-hour basis by teams operating on a five-shift cycle. Of the approximately 490 full-time staff, approximately 190 are engaged on full shift work with a further 100 engaged on different shift arrangements.

   Preventative Maintenance

     Preventative maintenance is part of planned routine maintenance, which includes replacing certain parts, particularly those subject to high wear and tear or where failure could adversely affect operation of the plant due to forced outage. Preventative maintenance also includes routine inspections of highly critical components for deterioration. These practices are typical of the industry.

Operation and Maintenance Strategy

     The Drax Power Station is well positioned to operate as a merchant plant under NETA. Key elements of both its physical and commercial structure provide it with the necessary characteristics to optimize cash flow and mitigate risk. The Drax Power Station was designed as six wholly independent generating units. Each unit can therefore be ramped up or down and put on or be taken off line without affecting the operating capabilities of other units. The ability of the Drax Power Station to two shift gives it the ability to run during times of high market prices and shut down during times of low market prices. The independence of the units combined with the Drax Power Station's two shifting capability and flexible coal procurement strategy has allowed effective response to price signals and demand in the market.

Station Management Strategy

     The Drax Power Station's staff has extensive experience and a high level of technical skill from craft based qualifications to degree levels. The staff has a deep range of qualification levels, show a broad range of experience and many employees have worked at the Drax Power Station for between 10 and 30 years.

     Since acquiring the Drax Power Station, AES has been concentrating on introducing its values and operating style and has been restructuring the organization to meet that goal. AES' prime objective is to create an operating organization and style similar to those used in place at other AES locations worldwide. AES seeks to create a working environment that is safe and rewarding for each AES employee.

Implementation of the New Electricity Trading Arrangements

     On March 27, 2001, NETA was implemented in England and Wales. NETA facilitates bilateral trading arrangements between generators, suppliers and other traders. NETA provides mechanisms for near real-time clearing and settlement of differences between contractual and physical positions of those buying, selling, producing and consuming electricity. A balancing mechanism enables the system operator, NGC, to change levels of generation and demand to near real-time; and a mechanism for imbalance settlement provides for the settling of the differences between net physical and net contractual positions of parties. Initially the imbalance prices seen under the balancing mechanism were extremely volatile. However, over the last two years, the balancing mechanism has become more stable, which is probably a reflection of the experience gained by both participants and the system operator (NGC) and of changes to NETA since its implementation.

     Since the introduction of NETA, AES Drax has been successful in entering into bilateral contracts that meet the Drax Power Station's capacity. The termination of the Hedging Contract means that AES Drax is operating as a merchant power plant and is exposed to market-related risks to a greater extent than when the Hedging Contract was in force. Under the Hedging Contract, approximately 60% of AES Drax Power's revenues were attributable to the Hedging Contract. Currently, AES Drax has approximately 20 different counterparties to whom sales of electricity are made under Grid Trade Master Agreements. As of April 15, 2003 AES Drax had contracted the equivalent of 55% of its capacity through September 30, 2003.

     Our current trading with counterparties can be summarized in the table below. Counterparty identities and the volume of trades with each do, however, vary from month to month.

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE GRAPH IN THE PRINTED MATERIALS]

                         Accord              17%
                         AEP                  6%
                         Barclays             3%
                         BE                   3%
                         EDF                 28%
                         Entergy             15%
                         Innogy              14%
                         Powergen            12%
                         SSE                  2%

     From December 31, 2001 through March 2003, electricity prices have generally been lower than in 2001 (see "Operating and Financial Review and Prospects -Results of Operations"), though this is more likely due to the over-capacity in the UK generation market, increased competition, the fragmentation of the market and the impact of the failure of companies like TXU Europe and the restructuring of British Energy, rather than the introduction of NETA.

Business Strategy

     The ability to adapt quickly to changes in the market for electricity is an important factor in the financial performance of AES Drax. The strategy for the Drax Power Station remains to operate when the price for energy is above the Drax Power Station's marginal cost (high price hours), and to shut down when the price for energy is below the Drax Power Station's marginal cost (low price hours). This strategy is enhanced by a two shifting plant, like Drax Power Station, that can also operate each of its six generating units individually. Following termination of the Hedging Contract, the Drax Power Station has two-shifted less frequently and operated more at baseload. A decline in baseload prices for summer 2003 may, however, see a return to a higher level of two-shifting as the periods where prices are below the Drax Power Station's marginal cost increase.

   Trading Strategy

     NETA requires AES Drax to enter the trading market for electricity contracts in England and Wales. AES Drax has therefore articulated a trading strategy, which forms the basis for bilateral contracts that are designed to facilitate the hedging of the power without acting in a speculative manner, or trading on behalf of any other entity.

     With the Drax Power Station now operating as a merchant power plant, the Drax Power Station's trading strategy has been amended such that output from five out of its six generating units is sold at least one week ahead, with output of the sixth generating unit sold at 24 - 36 hours ahead.

     The following are the key features of the Drax Power Station's trading strategy:

     Non Speculative

     AES Drax will engage in limited purchases of power to cover its contractual position under the various forward trades that it has executed, where the output of the plant is either restricted due to maintenance or unplanned breakdown. AES Drax intends to pursue opportunities to enter into forward contracts and does not expect to rely on higher prices being achievable in the balancing mechanism. The balancing mechanism is the primary mechanism for alleviating energy imbalances by allowing real time trading of offers for increased generation or bids to reduce output.

     Mechanical

     Subject to the Standstill Agreement and the terms of a subsequent amendment which limits the tenor of trades to December 31, 2003, AES Drax intends to lessen its market timing risk by cost averaging or allocating sales or purchases over a wide period of time rather than accumulating a position through one large transaction at one price. This means AES Drax will seek a program of periodic sales scheduled to take advantage of areas of the forward curve enjoying the greatest liquidity. The pattern of sales cost averaging will ultimately be dictated by the trading patterns that evolve in the NETA markets.

     Risk averse

     Risk will arise in NETA through plant breakdown, and regulatory and counterparty credit exposure. Plant breakdown risk is offset in part through AES Drax's trading strategy, whereby the sixth generating unit is not contractually committed until 24 - 36 hours ahead of time, and an increased focus upon reaching and maintaining higher levels of plant reliability and availability. A generator will be obligated to pay a price calculated under the balancing and settlement code to purchase power when its output does not match the volume of electricity notified as sold under contracts. Where unit breakdown is known in advance, AES Drax will seek bilateral contracts to cover the loss or will attempt to buy power in the balancing mechanism, depending upon the volumes of power required and those available. Under the terms of the Eurobonds, approved contracts require AES Drax to use reasonable efforts to ensure a minimum counterparty credit rating or credit enhancement is in place for trades to be completed, which reduces counterparty credit risk. In addition, a maximum duration is imposed on such approved contracts that may be entered into without the consent of the Senior Lenders, which reduces the risk of regulatory changes in the interim. This maximum duration is currently restricted under the Standstill Agreement and the terms of a subsequent amendment to the end of December 2003. See also "--Approved Contracts".

     Contracts to be sold

     Contracts sold may include firm power sales and options. Currently, firm sales are being made for the period to the end of September 2003. Options, covered calls and puts also may cover a range of periods but with limits set on the volumes under option at any particular point in time. All option contracts will be covered by actual unit availability.

     Balancing mechanism activity

     AES Drax will make offers and bids into the balancing mechanism covered by the capability and dynamics of the physical plant. AES Drax does not intend deliberately to generate less than its net contracted volume in the expectation that the imbalance charge it will pay will be less than the cost to it of generating such shortfall. Nor does AES Drax intend deliberately to generate more than its net contracted volume in the expectation that the imbalance charge it will receive will exceed the cost of generating such excess. Although AES Drax has agreed not to engage in such passive participation in the balancing mechanism, AES Drax may pursue opportunities through active participation in the balancing mechanism by making bids and offers. This strategy has meant that AES Drax has received approximately (pound)32.3 million of income from the balancing mechanism in the 2 years since NETA was implemented.

     Internal procedures and management

     The Sales, Marketing and Trading Team of AES Drax is responsible for the implementation and management of the above described strategy. No other organization will trade on the Drax Power Station's behalf.

     We have developed a comprehensive Credit Risk Management strategy that includes the following activities:

     o Quarterly Risk Management Meetings, involving people from outside the Sales, Marketing and Trading function;

     o    Quarterly Counterparty credit reviews;

     o Daily calculation of exposure (including mark-to-market calculations);

     o    Automatic alert of credit rating movements (via Moody's and others);

     o    Individual Counterparty limits.

     Our amended trading strategy (which was approved by the required percentage of Senior Lenders with effect from July 2002), includes the following changes:

     o The ability to sell the 120MW that was previously required to be reserved to cover forced outages;

     o The ability to enter into Back-to-Back contracts. It is not possible to have in place credit arrangements with all potential counterparties. Occasionally AES Drax may want to sell to, or buy from, a counterparty with whom we do not have credit and this can be achieved by having a third party (with the required credit) acting in the middle as a pass through;

     o The ability to trade on UKPX for day-ahead and intra-day trades only. This power exchange is widely used in the market for this purpose; and

     o The ability to accept advance payment for power. Occasionally a counterparty with whom we do not have credit will ask to buy power from us by paying in advance.

     Approved Contracts

     A contract will be an Approved Contract if it is for a term of less than or equal to the tenor noted above, which expires on December 31, 2003. A counterparty must have a long-term credit rating of at least Ba2 by Moody's and BB by Standard & Poor's if for varying periods of less than one year and subject to MW limits but a rating of at least Baa3 by Moody's and BBB - by Standard & Poors for a contract longer than a week but less than or equal to one year outside the relevant MW limitations. Alternatively the counterparty may provide acceptable credit enhancement or cash collateral or cash cover acceptable to the agent for the Senior Lenders.

     An Approved Contract must also meet the following requirements:

     o the aggregate amount of power under such contract together with power to be sold under all other Approved Contracts is within the technical capability of the Drax Power Station during the relevant settlement period;

     o    the contract is physically settled;

     o it satisfies certain limitations relating to accrual of payments during the relevant settlement period and limits on the aggregate MW subject to puts and calls; and

     o    is otherwise on arm's length terms.

Environmental Matters and Regulation

     The Drax Power Station is subject to extensive European Union, national and local statutory and regulatory standards, laws and regulations governing, among other things, limits on discharges to air and water, noise emissions, the generation, storage, handling and use of waste and health and safety matters. The Drax Power Station is also required to maintain numerous permits and governmental approvals for its operations and generally has pending before governmental authorities applications for new, or variations of, or renewals for existing, permits and governmental approvals. If more stringent conditions are imposed or variations are required or new requirements are added during the permit application or renewal process, the Drax Power Station may be required to increase capital expenditures or to suspend operations if such new conditions or requirements cannot be met. While AES Drax currently incurs capital and other expenditures to reduce output or to comply with environmental laws and regulations, if such laws and regulations become more stringent or the Drax Power Station's processes change, the amount and timing of such expenditures in the future may vary substantially from those currently incurred or anticipated.

     General

     The Environmental Protection Act 1990 and the Environment Act 1995 are the principal statutes currently governing the environmental regulation of power stations such as the Drax Power Station.

     The Environmental Protection Act 1990 introduced a system of Integrated Pollution Control, which we refer to as IPC, for large-scale industrial processes, including power stations. Each power station must have an IPC authorization that regulates the plant's discharges into the environment and seeks to prevent or minimize pollution by using the Best Available Techniques Not Entailing Excessive Cost (BATNEEC). The Environment Agency of England and Wales enforces IPC.

     The Environment Agency is also responsible for the licensing and enforcement of waste management activities. Under the Environmental Protection Act 1990, it is a criminal offence to deposit, treat, keep or dispose of controlled waste or knowingly cause or permit such activities, except in accordance with a waste management license. Waste is also subject to a statutory duty of care, which imposes obligations on parties producing and handling waste. Non-compliance with the duty of care is a criminal offence.

     The Water Resources Act 1991 governs the pollution of controlled waters, including groundwater and rivers, other watercourses and some areas of tidal water. The Environment Act 1995 inserted new sections into the Water Resources Act 1991, introducing a new power for the Environment Agency to require any person who has caused or knowingly permitted poisonous, noxious or polluting matter, or any solid waste matter to enter any controlled waters to carry out a clean-up. The Environment Agency has a relatively free hand to select the person who is easiest to find or who is most able to meet the liability.

     Additionally, the Environment Act 1995 amended the Environmental Protection Act 1990, introducing a new contaminated land regime dealing with the clean up of sites that have been contaminated by historic activities. This regime imposes for the first time a positive obligation on the regulator to inspect sites, and to issue remediation notices on "appropriate persons" requiring a clean up of the contaminated site. For the purposes of this new regime, the appropriate person to clean up a site will be the person who caused or knowingly permitted, the contamination of that site. Where a regulator cannot find such a person, the regulator can look to the owner or occupier of a site to conduct and pay for the clean up. This regime will supplement local authority statutory nuisance powers.

     Consents for Construction, Extension and Operation of an Electricity Generating Station

     The Drax Power Station holds required consents, issued by the Secretary of State, under the Electric Lighting Act of 1909 and the Electricity Act of 1989, for the construction, extension and operation of an electricity generating power station with a capacity exceeding 50MW. Consent was granted to the Drax Power Station for a 3,000MW station in 1964, which consent was amended for a 4,000MW power station in 1965. Further consents were granted in 1983, 1988, 1992 and 1993 authorizing the installation of FGD and extensions to the Barlow ash disposal site.

     Integrated Pollution Control (IPC)

     In 1993, the Environment Agency granted an IPC authorization to the Drax Power Station, which it required for the operation of the combustion process. This authorization has been reviewed on an ongoing basis since 1993. The IPC authorization contains obligations including those relating to sampling and monitoring, maintaining records and reporting to the Environment Agency. The authorization permits the discharge of certain pollutants to air and to water within certain parameters.

     After a lengthy consultation process, on December 21, 1999 the Environment Agency published new authorizations for all operators of coal and oil-fired power stations, to take effect from February 1, 2000. The aim of the new authorizations is to achieve a 60% reduction in SO2 emissions from the electricity supply industry by September 2005 (compared to 1996/7 levels), bringing nationwide SO2 emissions to below 398,000 tonnes per annum.

     Under this new system, the Environment Agency has set company-wide emission limits (B-Limits) for each generator, as well as individual emissions limits for each individual power station (A-Limits). The AES Drax B-Limit varies according to the Drax Power Station's load factor. Up to and including 70% load factor, 40,000 tonnes per annum are permitted, from above 70% to and including 75% load factor, 43,000 tonnes are permitted, from above 75% to and including 80% load factor, 46,000 tonnes are permitted and from above 80% to full load, 47,000 tonnes are permitted.

     The Drax Power Station is compliant with both its NOx and SO2 limits and expects to continue to be so.

     The Drax Power Station has an improvement condition embodied in its authorization, to retrofit low NOx burners to the first three units (Units 1, 2 and 3) by the end of 2003. A contract has been placed with Mitsui Babcock to supply and fit Mk III 71MW burners to Units 2 and 3 during 2003. The retrofit for Unit 1 was completed during its outage in 2001.

     There have been operational issues associated with the existing RJM burners fitted to Unit 1 in 2001, and the mass emissions from the Unit are being reported to the Environment Agency assuming concentration of 800mg/Nm3, as opposed to the emission limit value of 650mg/Nm3. Some improvements to the burners have been implemented, improving performance, but further evaluation and changes are necessary. By the end of 2003, all three required units will be fully fitted with low NOx burners.

     The UK Government is currently deciding how to implement the European Union's Large Combustion Plant Directive ("LCPD"). There is still some uncertainty about the outcome but it is likely that AES Drax will have to retrofit each boiler to reduce NOx emissions to 500mg/Nm3 by December 31, 2007. It is anticipated that over fire air (OFA) or boosted over fire air (BOFA) systems will be retrofitted to each unit, at a provisional cost of (pound)2 million to (pound)2.5 million per unit.

     In addition, the implementation of the Large Combustion Plant Directive (see "--Future Legislation") may require AES Drax to reduce NOX concentrations to 200mg/m3 on each boiler from December 15, 2015 under the LCPD. AES Drax is reviewing technologies that are currently available and the associated cost. All coal-fired power plants in the UK, which wish to continue in operation beyond 2015 will need to make comparable technological modifications. Technologies, such as selective catalytic reduction (SCR), and selective non-catalytic reduction (SNCR), are capable of meeting the requirements of the legislation.

     It is not anticipated that the LCPD will require AES Drax to invest significantly in its FGD equipment.

     Integrated Pollution Prevention and Control.

     The UK has implemented the EU Directive on Integrated Pollution Prevention and Control ("IPPC") by passing the Pollution and Control Act 1999, along with subordinate legislation. The IPCC regime will supersede the IPC regime described above. The main differences under the IPPC regime include that it controls a wider scope of areas including noise and solid wastes; land quality assessments are required on application for a license and when the combustion processes eventually terminate so that AES Drax may be required to clean up any contamination caused by its processes; and the plant will be required to use BAT (best available technologies), as opposed to BATNEEC (best available technologies not entailing excessive cost). The IPPC regime is therefore more stringent in its requirements than the IPC regime. Like the IPC regime, the IPPC regime will be regulated and enforced by the Environment Agency. AES Drax must apply for its Pollution Prevention and Control permit between January 1, 2006 and March 31, 2006.

     Waste Disposal

     Electricity Act consent was granted in 1971 (and extended in 1983 and 1993) for the extension of the Drax Power Station to include its Barlow ash disposal site. There are numerous restrictions contained in the consent and planning agreements associated with the consents for extensions. Further detailed and comprehensive conditions are contained in the waste management license applicable to Barlow issued by North Yorkshire County Council in 1993 and now controlled and enforced by the Environment Agency. The current waste management license is due to be replaced with a Pollution Prevention Control permit, which is designed to implement the provisions of the European Landfill Directive, which was largely implemented in the UK under the Landfill (England and Wales) Regulations 2002 on June 15, 2002. These Regulations are likely to have a significant impact on the cost of operating the Barlow ash disposal site, particularly through the requirement of higher engineering and operating standards. Currently around 70% of Pulverized Fuel Ash is sold into the construction industry along with substantially all Gypsum and Furnace Bottom Ash, the remainder, along with 50% of Waste Water Treatment Plant Sludge being deposited at the Barlow ash disposal site. The remaining 50% of Waste Water Treatment Plant Sludge is mixed back with Gypsum and sold.

     Material deposited at the Barlow ash disposal site is liable to a Landfill Tax Levy the rate of which is set by the UK Government and collected by UK Customs & Excise. The standard rate of landfill tax is set to increase annually, on the way to a medium to long-term rate of (pound)35 per tonne. Due to the current levels of by-product sales current take up of capacity at the disposal site is low. It is currently anticipated that there will be sufficient capacity at the Barlow area until 2014, although this may change due to increases in total generation and any decrease in ash sales. AES Drax will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If the ash is required to be disposed of at other sites, AES Drax may incur additional costs.

     Barlow and various locations at Drax Power Station have also been used for the disposal of construction debris, and demolition material from the munitions depot, which existed on the site of the ash disposal area, was disposed of at Barlow. Although monitoring of water samples taken from Barlow has indicated some level of contaminants in the groundwater, there is no evidence to suggest that the operations of the Drax Power Station have contributed to such contamination. As previously noted, however, under the new contaminated land regimes under the Environmental Protection Act 1990 it will be possible for individuals or companies who are not responsible for the existence of contamination to be required to pay for its clean-up. We are not able to say that AES Drax will not incur material expenditure in the future in respect of site contamination.

     Water Abstraction

     Drax Power Station currently abstracts water from the river Ouse for use as cooling water supply to the main station and for FGD and Ash Plant process water. Water used for boiler water make-up is supplied by groundwater via on-site boreholes. Licenses granted by the Environment Agency permit the abstraction of water. These were reviewed and re-issued during the year 2000 with the allowable quantities of borehole water to be abstracted reduced from
3.7 million cubic meters to 2.6 million cubic meters. This reduction does not impact on station operation but merely reflects a reduction in headroom. The river water license conditions remain unaffected.

     Abstraction limits are due for review every 5 years with potential pressure from the Environment Agency to reduce water volumes more likely with a current review underway looking at the way water abstraction is charged. If future lower limits are issued and deemed not sufficient to service Drax Power Station's operational needs, then alternative technologies may be looked at including the possible use of recycled effluents. This is likely to result in increased operating and maintenance costs and would certainly require significant capital expenditures for the installation and commissioning of a new water purification plant (see also "--Future Legislation").

     Future Legislation

     There are a number of developments at the international, EU and national level that may affect the emission limits imposed upon Drax Power Station in the medium-term.

     The principal constraints are the LCPD noted above (which sets limits for individual plant) and the National Emission Ceilings Directive (NECD)(which sets limits on emissions from all national sources). The aim of these Directives is to reduce emissions of sulphur dioxide, nitrogen oxides, and dust across the European Union. They set out to limit emissions of acidifying, eutrophying pollutants, and ozone precursors to ameliorate protection of the environmental and human health within the Community. Another aim is to "move towards long-term objectives set for 2015 whereby, in principle, the critical loads must not be exceeded in any part of the Community with the final target of not exceeding critical levels and loads in the year 2020 and of effective protection of all people against the recognized health risks from air pollution." Neither LCPD nor the NECD have yet been translated into UK legislation.

     Gothenburg Protocol

     In addition, the UK, on December 1, 1999, signed the Protocol to Abate Acidification, Eutrophication and Ground-Level Ozone, which is intended to amend the 1979 Geneva Convention on Long-Range Transboundary Air-Pollution. If ratified, the protocol will require the UK to reduce the overall emission of certain pollutants, including SO2 and NOx, by setting country by country emission ceilings to be achieved by 2010.

     Kyoto Protocol

     The UK is a signatory of the 1988 Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Kyoto Protocol provides for a significant reduction in overall emission of greenhouse gases, especially carbon dioxide. The Kyoto Protocol sets targets to reduce greenhouse gas emissions by around 5% of 1990 levels in the period 2008 to 2012. The UK's commitment under the Kyoto Protocol is to reduce greenhouse gas emissions by 12.5% below 1990 levels by 2008-2012. The UK's national goal is to move towards a 20% reduction in carbon dioxide emissions below 1990 levels by 2010.

     The EU Emissions Trading Scheme (ETS) for greenhouse gases is the key component of EU policy to meet its commitments under the Kyoto Protocol. The mechanisms for implementing the Emission Trading Scheme are currently being developed in the UK.

     Due to the lack of available information on how emissions caps and allowances will be distributed across the power generation sector, the AES Drax business plan currently assumes that the output of AES Drax will not be restricted. We anticipate that the carbon emissions regulatory environment will become clearer towards the end of the year as the government concludes its consultation.

     However, assuming the output of coal-fired power stations is restricted and assuming the cap allocations are equitable, AES Drax will maintain an advantage over other plants as it is the most efficient coal-fired plant in the UK.

     In 2002, the UK launched the first phase of its voluntary emissions trading scheme. The development of this scheme going forward, however, is highly dependent on developments at EU level. Emission trading schemes both at the national and at the EU level might adversely affect the financial performance and operations of the Drax Power Station.

     Energy White Paper

     In February 2003, the UK Government published its Energy White Paper, which sets out a long-term energy strategy for the UK. Although the contents of the White Paper are highly generalized, it contains a number of broad environmental proposals that may impact on the business of AES Drax in the UK. These include:

     o    working towards cutting UK carbon dioxide emissions by 60% by 2050;

     o the ambition to double the share of electricity from renewable sources by 2020 from existing 2010 targets of 10%; and

     o from 2005, electricity generators are expected to participate in an EU-wide carbon emissions trading scheme. This will be a central part of the UK Government's emissions reduction policy. The UK Government hopes that the inclusion of the electricity industry within the scope of the EU emissions trading scheme will give a direct incentive to electricity generators to reduce emissions.

     Although the White Paper does not set targets for the shares of electricity supplied from different fuels, it predicts that by 2020 "coal fired generation will either play a smaller part than today in the energy mix or be linked to CO2 capture and storage (if that proves technically, environmentally and economically feasible)". The thrust of the White Paper is therefore to require significant reductions in CO2 emissions from coal-fired power stations. It states that if coal is to play more than a marginal role in the energy mix (i.e., coal, gas, nuclear, oil, wind and renewables) beyond around 2015, generators will need to find economic ways of dealing with the consequential carbon dioxide emissions.

     The White Paper does, however, state that diversity of supply is the best way of ensuring the reliable supply of electricity. It acknowledges that coal is easy to store and transport and can be sourced from a range of stable suppliers. As loads in coal-fired stations can be varied with relative ease, it is also a useful way of meeting peak demand or covering for supply intermittencies in other fuels.

     Water

     The UK Government's Water Bill had its second reading in the House of Lords on March 6, 2003. This Bill aims to promote greater conservation of water resources and, if enacted, may impact upon the Drax Power Station's ability to abstract water from the River Ouse and from groundwater. The Water Bill would amend the abstraction licensing system including introducing time limits for new abstraction licenses; increasing penalties for abstraction offences and allowing the Environment Agency to revoke an abstraction license that is causing significant damage to the environment without paying compensation after 2012.

     The Water Framework Directive, which must be transposed into domestic legislation by December 2003, required the UK government to establish comprehensive river management plans and to implement measures necessary to ensure there is not deterioration in the ecological status of water bodies.

Insurance

     AES Drax has a comprehensive insurance program underwritten by recognized insurance companies licensed to do business in England and Wales, which has been reviewed by an independent insurance adviser (the "Adviser").

     AES Drax obtained a waiver from the trustee of the Eurobonds (the "Eurobond Trustee") (the "Insurance Waiver") to amend the required terms of insurance coverage on July 1, 2002. AES Drax amended the insurance requirements to reflect the then obtainable levels of cover and maximum deductible, which was to be reviewed by the Adviser prior to subsequent renewal dates. If the Adviser concluded that better cover could be obtained on commercially reasonable terms then we would be required to put such cover in place (subject to the cover not being required to be better than the original requirements of the Eurobonds). The Insurance Waiver remained valid until the expiry of the then-current insurance cover on November 26, 2002.

     The insurance cover required under the Finance Obligations was not available on commercially reasonable terms at the time of renewal in respect of, amongst other things, the maximum combined material damage/business interruption deductible ((pound)10 million) or the maximum loss cover ((pound)1.3 billion).

     The insurance was due for renewal in November 2002, shortly after the termination of the Hedging Contract. Because the business interruption loss methodology agreed for the policy that was in effect prior to that renewal date was based upon the Hedging Contract being in place, the insurers were unable to agree a basis on which to provide conventional business interruption insurance.

     Therefore, the Eurobond Trustee agreed that we would initially renew the insurance on the basis of material damage cover only and that business interruption insurance would not be provided for six months from the date of renewal (being November 27, 2002). It was further agreed that during that 6 month period we would examine the options for re-introducing business interruption coverage. This process has not yet commenced.

     The terms of the insurance cover that we have renewed in respect of the period November 27, 2002 to November 26, 2003 is for material damage only, with a (pound)5m maximum deductible for each and every loss and a $1 billion ((pound)600 million) maximum loss cover. There is 100% participation in this renewal. The premium is approximately (pound)5.2 million per annum (plus Insurance Premium Tax), a reduction of approximately (pound)6 million from our previous annual premium, due in part to the cover not including business interruption.

     The Adviser reviewed the basis for renewal and the bond indenture was amended as of November 26, 2002 in order to reflect the terms of the new insurance cover, as the minimum insurance requirements under the bond indenture were no longer available on commercially reasonable terms. A further waiver was also obtained from the Eurobond Trustee in respect of the deficiencies in the terms of the renewed insurance cover under the terms of the Eurobonds.

Property

     The freehold property on which the Drax Power Station is located and the other freehold land referred to below, collectively referred to as the Property, is an approximately 1,850 acre site located in North Yorkshire, England on the banks of the river Ouse between the towns of Selby and Goole. AES Drax is the legal and beneficial owner of the Property, subject only to completion of the registration of AES Drax as proprietor at HM Land Registry pursuant to the transfer of the Property on July 8, 1999 by National Power to National Power Drax Limited. The transfer was made with full title guarantee except for certain small and insignificant areas specified in the Certificate of Title for which application was made to register at HM Land Registry with absolute or possessor title. The registration for these areas was completed on May 15, 2002.

     The Drax Power Station has the benefit of 17 atmospheric monitoring stations, including 11 off-site stations. AES Drax operates the off-site monitoring stations under short-term leases or pursuant to licenses.

     Parts of the Property are used for various ancillary purposes, including agriculture and as a social club, golf course and sports facility.

The Electricity Industry In England And Wales

The information set forth below relating to the electricity market and the regulatory regime in England and Wales has been derived from publicly available sources.

General Overview

     The principal sectors of the electricity industry in England and Wales are:

     o    generation: the production of electricity;

     o transmission: the transfer of electricity across the National Grid, the national high voltage transmission system;

     o distribution: the delivery of electricity from the National Grid through low-voltage local distribution networks to customers; and

     o supply: the supply of electricity by the regional electricity companies ("RECs"), or other licensed suppliers to the customer.

     Generation

     The main generators of electricity in England and Wales are Innogy, PowerGen, London Power Company, British Energy, AEP, Magnox, International Power and AES. Additional power producers, however, have entered the market, and published sources indicate that there are currently approximately 64 companies licensed to generate electricity in England and Wales as well as a small number of companies that produce power for their own use. Although coal-fired power stations predominate, gas-fired power stations now account for approximately 37% (2001: 34%, 2000: 36%) of electricity generation.

     Transmission

     NGC owns and operates the National Grid in England and Wales. The National Grid connects power stations to supply points where the RECs and other customers connected directly to the National Grid receive electricity. The National Grid is connected to transmission systems in Scotland and France.

     Distribution

     Distribution Network Operators are responsible for the delivery of electricity over the local distribution networks. There are 12 Distribution Network Operators in England and Wales.

     Supply

     Each of the twelve RECs supply electricity to the majority of consumers in England and Wales. However, any licensed supplier may, subject to the terms of its license, supply electricity to consumers in any area.

Regulation under the Electricity Act 1989 and the Utilities Act 2000

     The Electricity Act 1989, which we refer to as the Electricity Act, created the original framework for the regulation of the electricity industry in the UK. The framework for reform of regulation of utilities generally in the UK and to permit the implementation of NETA was established by the Utilities Act 2000, which we refer to as the Utilities Act 2000, and which became law on July 28, 2000. The Utilities Act 2000 created the Gas and Electricity Markets Authority, which we refer to as the Authority, a statutory corporation that has the primary responsibility for regulating the industry. Its principal objective is to:

         "protect the interests of consumers in relation to gas or electricity conveyed by distribution systems wherever appropriate by promoting effective competition between persons engaged in, or commercial activities connected with, the generation, transmission, distribution or supply of electricity".

     A license is generally required to generate, transmit, distribute or supply electricity. These licenses are granted by the Authority, which has the responsibility of enforcing license conditions. The Secretary of State, however, can create exemptions from the licensing requirements for certain generators and suppliers.

     The Authority has the power to impose a monetary penalty of such amount as is reasonable in all the circumstances of the case on any company in breach of its license conditions and/or which fails to achieve any standard performance. There are certain collective license modification procedures enabling the Authority to modify standard license conditions without referring the matter to the Competition Commission.

     The Utilities Act 2000 introduced separate licensing of electricity supply and distribution, and a bar on supply and distribution licenses being held by the same legal person.

     Reform of Utility Regulation under the Utilities Act 2000

     The framework for the reform of the electricity market in England and Wales is contained in the Utilities Act 2000 which:

     (i) replaced the Director General of Electricity Supply and the Director General of Gas supply with the Gas and Electricity Markets Authority;

     (ii) established the Gas and Electricity Consumer Council, which investigates complaints of, provides information of assistance to, and advocates the interests of all consumers;

     (iii) established that the principal objective of the Secretary of State and the Authority in carrying out their respective functions under the Electricity Act is to protect the interests of consumers in relation to the supply of electricity and, wherever appropriate, promote the effective competition in the principal sectors of the electricity industry in the United Kingdom;

     (iv) provided the Authority with power to impose a monetary penalty of such amount as is reasonable in all the circumstances of the case on any company in breach of its license conditions and/or which fails to achieve any standard performance;

     (v) required any company, which is authorized by a license granted under the Electricity Act, to publish information showing the connection, if any, between its directors' pay and customer service standards;

     (vi) required the Authority to give reasons for key decisions, publish and consult on its forward work programmes, and establish a code of practice on its consultation and decision-making procedures;

     (vii) set out new collective license modification procedures enabling the Authority to modify standard license conditions without referring the matter to the Competition Commission; and

     (viii) included a requirement for separate licensing of electricity supply and distribution, and the introduction of a bar on supply and distribution licenses being held by the same legal person.

     New Electricity Trading Arrangements (NETA) for England and Wales

     NETA provides an opportunity for suppliers to compete on pricing power. Generators seek buyers actively for their power and sell at the prices that those buyers are willing to pay. NETA facilitates bilateral trading between generators, suppliers and other traders. Under NETA, the Balancing and Settlement Code incorporates the rules of the balancing mechanism summarized below. All licensed generators and suppliers are parties to the Balancing and Settlement Code.

     NETA assumes that the NGC will balance the system. NGC assesses the balance of the system by requiring participants to give notice of their expected generation output or demand for each half hour trading period. These notifications provide the baseline for bids and offers from generators and suppliers.

     The NETA trading arrangements are illustrated and described below:

                               [GRAPHIC OMITTED]

o Forward Markets. These permit electricity contracts to be made in advance of physical delivery of the electricity. They operate on a voluntary basis and prices are agreed bilaterally between buyers and sellers. Trading takes place over a wide range of timescales (ranging from several years ahead to on-the-day). The Grid Trade Master Agreement ("GTMA"), developed by the Electricity Forward Association ("EFA") as a standard document for the trading of power under NETA, is currently the predominant form of contract for the purchase of power in the short to medium term forwards markets. The GTMA was intended as a replacement for the EFA terms and it has features which differ materially from the terms upon which IPPs with limited recourse financing would normally be expected to trade. Trading in the long-term forwards markets is more likely to be on bespoke or negotiated terms. Power exchanges facilitate trading in the short-term forwards markets. NETA makes generators and suppliers responsible for matching their anticipated metered generation output and anticipated metered demand.

o Balancing Mechanism: The terms of the balancing mechanism and imbalance settlement (described below) are set out in the Balancing and Settlement Code. The balancing mechanism provides the basis whereby NGC, as system operator, can accept offers of electricity (generation increases and demand reductions) and bids for electricity (generation reductions and demand increases) at very short notice in order to balance generation and demand or to manage constraints on the system. The balancing mechanism opens one hour before the start of each trading period. A party submitting an offer or a bid which NGC accepts is paid or pays the offer or bid price for the quantity of electricity accepted. Any offer or bid does not relieve the party of any bilateral contract that it has concluded in the forwards or futures market. NCG enters into contracts with generators for ancillary services, such as reserve, frequency control and voltage support, needed to maintain system security on the National Grid.

o Imbalance and settlement: Parties to the Balancing and Settlement Code notify the volumes for any trading period under bilateral contracts for the sale and purchase of electricity that they have concluded in the forwards and futures markets. The imbalance, for each party, between its metered generation or demand and its net aggregate contract position, adjusted to take account of accepted bids or offers in the balancing mechanism, is determined for each trading period and cashed-out at an imbalance price calculated under the Balancing and Settlement Code. Generators are paid for uncontracted generation and charged for contracted volumes not covered by generation. Suppliers are charged for uncontracted supply and are paid for contracted volumes not matched by consumption. The imbalance price reflects the weighted average cost of accepted bids or offers in the balancing mechanism for the relevant trading period.

     The Authority and the UK government are currently working towards extending NETA to Scotland. The intention is to introduce Great Britain-wide electricity trading and transmission arrangements (BETTA) by October 2004.


The Competition Act 1998

     The Competition Act 1998 contains EU-style prohibitions of anti-competitive agreements and the abuse of a dominant position. The prohibitions became effective on March 1, 2000. The Competition Act 1998 also introduced major new powers of intervention for the competition authorities and widened the functions of the Regulator. With some exceptions, the sector regulators are given the same powers as the Director General of Fair Trading, to be exercised concurrently, to apply and enforce the Competition Act 1998 in relation to anti-competitive agreements or abuse of market dominance in their sectors.

     Under the Competition Act 1998, agreements and conduct can be notified for guidance or decisions on whether they infringe the prohibitions to the Director General of Fair Trading and the sector regulators, which we refer to collectively as the Director. Agreements may benefit from individual exemptions granted by the Director, from block exemptions granted by the Secretary of State or from "parallel exemptions" (arising from EU exemptions). Agreements which infringe the Competition Act prohibition are void and unenforceable.

     In addition, the Director has wide-ranging powers to investigate suspected infringements of the prohibitions, including the power to enter premises and to require the production and explanation of relevant documents without notice. Failure to comply with an investigation is a criminal offence.

     Where the Director finds that prohibition has been infringed, then he may give a direction to bring the infringement to an end and can obtain a court order to enforce such a direction. He has the power to impose interim measures directions in urgent cases. The Director can impose financial penalties of up to a maximum of 10% of UK turnover over a three-year period. The Director General of Fair Trading has issued guidance on the setting of such penalties. In addition, third parties injured by an infringement of the Competition Act prohibitions may bring a claim in the courts for damages or injunctive relief.

     The Competition Act 1998 contains special transitional provisions for utilities which give businesses time to adjust their agreements and arrangements before becoming subject to the prohibitions. In broad terms, particular utility agreements, which were or would have been exempt from the Restrictive Trade Practices Act 1976 (which the Competition Act 1998 has replaced) or qualify under a transitional order by the Secretary of State benefit from a five year transitional period from March 1, 2000.

     The sector regulators, including the DGES, continue to exercise functions concurrently with the Director General of Fair Trading in relation to monopoly investigations in their sectors under the Fair Trading Act 1973. New investigative powers were conferred on the Director General of Fair Trading and the sector regulators by the Competition Act 1988 with effect from April 1, 1999 for the purposes of monopoly investigations under the Fair Trading Act 1973, including the power to enter business premises without notice and require the production of relevant documents and explanations of any documents produced.

The Enterprise Act 2002

     The Enterprise Act 2002 (the "Enterprise Act") replaces or amends legislation relating to the structure and functions of the Office of Fair Trading (OFT) and its investigations. It is expected that these provisions will come into force in spring/summer 2003.

     The Enterprise Act establishes the OFT on a statutory basis as a corporate body. Under the new law, the statutory position of Director General of Fair Trading is abolished and his functions are transferred to the OFT.

     The Enterprise Act makes provision for a system of market investigations by the Competition Commission. The purpose of these investigations is to inquire into markets where it appears that the structure of the market or the conduct of supplies or customers is harming competition. These market investigation references will replace the existing Fair Trading Act 1973 monopoly enquires. The OFT and sector regulators may make market investigation references, the latter in relation to their designated sectors.

     The Enterprise Act also makes provision for designated consumer bodies to make 'super-complaints', where there are market features that may be harming consumers to a significant extent.

     The Enterprise Act introduces a criminal offence for individuals who dishonestly engage in cartel agreements. The new cartel offence will operate alongside the existing regime that imposes civil sanctions on undertakings that breach the Competition Act 1998 prohibition on anti-competitive agreements. Those convicted under the new cartel offence may face imprisonment, fines or both.

     Finally, the Enterprise Act will amend the Company Directors
Disqualifications Act 1986 by providing the OFT and sector regulators with power to apply to court for orders disqualifying directors of companies which have committed a breach of competition law.

Significant Developments During 2002 and Recent Developments

     Credit Rating Downgrades

     During the week of October 7, 2002, we were given to understand that Moody's and Standard & Poor's began discussions with TXU Europe Group regarding its credit ratings. TXU Europe Group was the guarantor under the Hedging Contract (which has now been terminated) between AES Drax and TXU Europe. The Hedging Contract historically accounted for approximately 60% of the revenues generated by AES Drax.

     On October 14, 2002, TXU Europe Group was downgraded by Standard & Poor's (to B+ from BBB-) and by Moody's (to B3 from Baa3). On the same day, AES Drax was also downgraded by Standard & Poor's to B, negative outlook, which resulted in all three rating agencies, including Moody's and Fitch, rating our senior debt, the Eurobonds and the bonds (which are secured and rank pari passu with the Eurobonds), below investment grade (see discussion under "Operating and Financial Review and Prospects-The Bank Facility"). The notes of AES Drax Energy Limited, which are structurally and contractually subordinated to our senior debt, were also downgraded to C by Standard and Poor's, Ca by Moody's and CC by Fitch.

     Discussions with TXU Europe and TXU Europe Group on Restructuring of the Hedging Contract

     Due to TXU Europe Group's credit ratings downgrades, and the announcement by The TXU Corporation on October 14, 2002 that it would not inject any additional capital into TXU Europe Group, AES Drax was requested by TXU Europe Group and TXU Europe to enter into discussions in relation to the termination of the Hedging Contract. From October 14, 2002, AES Drax began such discussions with TXU Europe Group and TXU Europe. However, no agreement was reached.

     Notices under the Hedging Contract

     As a result of TXU Europe Group's credit ratings downgrade and TXU Europe's failure to make timely payments of (pound)25,536,456 due under the Hedging Contract on October 14, 2002, AES Drax:

     o gave notice, as of October 15, 2002, to TXU Europe to deliver a letter of credit for the benefit of AES Drax in accordance with the terms of the Hedging Contract. Failure to issue the letter of credit by November 4, 2002 would permit AES Drax to terminate the Hedging Contract, subject to receiving the necessary consents from the Senior Lenders.

     o delivered, as of October 15, 2002, a demand for payment and notified TXU Europe that AES Drax had rights to terminate the Hedging Contract due to TXU Europe's inability to pay its debts as they fell due as evidenced by its failure to make the payment due to AES Drax on October 14, 2002. This payment was made on October 17, 2002, as a result of which this demand no longer had any effect.

     As a result of our credit ratings downgrade, TXU Europe gave notice, as of October 15, 2002, to AES Drax to deliver a letter of credit for the benefit of TXU Europe in accordance with the terms of the Hedging Contract. Failure to issue the letter of credit by November 4, 2002 would permit TXU Europe to terminate the Hedging Contract subject to rights which AES Drax and the security trustee, who acts as trustee for all our secured senior creditors (including the holders of the Eurobonds and the bonds), had under a Direct Agreement with TXU Europe (the "Direct Agreement") which granted certain cure and other rights for an additional 90 days following November 4, 2002.

   Discussions with Senior Creditors and Key Suppliers

     As a result of the foregoing events, we began discussions with our senior creditors and AES Drax's key suppliers during the week of October 14, 2002, regarding appropriate actions that should be taken in view of these events.

     Apart from TXU Europe's request for a letter of credit under the Hedging Contract, certain of AES Drax's counterparties under power purchase agreements requested additional credit support pursuant to such contracts triggered by our ratings downgrades. On October 29, 2002, a number of our Senior Lenders agreed to backstop up to (pound)4.16 million of letters of credit pursuant to the existing working capital facility of AES Drax for the purpose of providing credit support to counterparties purchasing power from the Drax Power Station or credit support desirable in connection with the Drax Power Station's electricity arrangements.

     In addition, AES Drax agreed with UK Coal Limited, the primary coal supplier to the Drax Power Station, certain amendments to the supply arrangements, including:

     o Suspension of coal deliveries until the week of November 4, 2002 with purchases at a reduced level of 80,000 tons per week for each week until November 18, 2002.

     o Ongoing delivery levels subsequent to November 18, 2002 were then agreed providing for delivery of 40,000 tonnes during the week commencing November 18, 2002 and 70,000 tonnes per week for the four weeks commencing November 25, 2002.

     o In exchange for modifications on coal delivery, AES Drax paid for coal deliveries weekly, with payment in the week following delivery, up to the end of December 2002. If any additional coal deliveries had been taken from UK Coal Limited above these levels, payment would have been on normal monthly terms.

   Discussions with TXU Europe Group on Standstill Arrangement

     On October 21, 2002, TXU Europe Group announced the sale of its U.K. retail and generation assets to Powergen, a wholly-owned subsidiary of E.ON AG. The purchase price for the assets was announced as cash of (pound)1.37 billion and the assumption of (pound)247 million of securitized receivables. Immediately following the announcement of the sale, TXU Europe Group met with its major Power Purchase Agreement counterparties, including AES Drax. At this meeting, TXU Europe Group proposed that all of these counterparties execute a standstill arrangement to provide TXU Europe Group additional time to evaluate various options and renegotiate certain contracts. AES Drax did not agree any standstill arrangements with TXU Europe Group.

   Notice of Termination under the Hedging Contract by TXU Europe

     As described above, TXU Europe had until November 4, 2002 to issue a letter of credit before AES Drax would have a right to deliver a notice of termination of the Hedging Contract. TXU Europe failed to deliver the required letter of credit on November 4, 2002. On November 5, 2002, AES Drax delivered a notice to TXU Europe informing TXU Europe of their failure to deliver the required letter of credit in accordance with the notice delivered on October 15, 2002 and that, although AES Drax was not delivering a notice of termination, TXU Europe was on notice that AES Drax had such right and that the failure to exercise such right immediately was not a waiver of its rights. Termination by AES Drax of the Hedging Contract required the consent of the Senior Lenders. As a result of the foregoing events, we engaged in discussions with our Senior Lenders regarding the possible termination of the Hedging Contract. Upon any termination of the Hedging Contract by AES Drax, under the terms of the Hedging Contract, AES Drax would be entitled to receive a termination sum from TXU Europe of approximately (pound)270 million, guaranteed by TXU Europe Group.

     AES Drax also had until November 4, 2002 to issue a letter of credit before TXU Europe would have a right to deliver a notice of termination. When AES Drax failed to deliver the letter of credit by November 4, 2002, TXU Europe delivered a notice as required by the Hedging Contract and, pursuant to the Direct Agreement, that it proposed to terminate the Hedging Contract on February 3, 2003 on the basis that we did not meet the required credit rating under the Hedging Contract and AES Drax had failed to deliver the required letter of credit. Under the Direct Agreement, such termination right was subject to certain rights (including cure rights) which AES Drax and the security trustee had under such agreement. These rights could be exercised until February 3, 2003.

   Settlement Discussions with TXU Europe and TXU Europe Group; Termination of the Hedging Contract by AES Drax

     As a result of the foregoing events, AES Drax began discussions with TXU Europe Group regarding settlement of the termination sum due under the Hedging Contract as well as amounts owing for power consumed by TXU Europe during October and the first half of November 2002. AES Drax's willingness to continue these discussions was dependent on receiving by November 14, 2002 (pound)49,323,680 (including VAT) for power purchased in October 2002 under the Hedging Contract.

     On November 7, 2002 Moody's downgraded our senior debt to Caa1 from Caa2 and the notes of AES Drax Energy from Ca to C. The downgrades were attributed to developing events with TXU Europe Group and TXU Europe, including the delivery of the notices described above.

     On November 12, 2002, we received conditional approval from the Senior Lenders to terminate the Hedging Contract.

     On November 14, 2002, TXU Europe failed to make the October payment despite having provided certain assurances that payment would be made on time.

     On November 15, 2002, TXU Europe sought an order from the court to restrain AES Drax from presenting a petition to the court for its winding up. A hearing was scheduled to hear the merits for seeking such a restraining order on November 18, 2002.

     During the weekend of November 16 and 17, 2002, TXU Europe, TXU Europe Group and AES Drax continued their discussions regarding payment of a termination sum as well as payment for power consumed in October and November 2002. By the afternoon of Sunday, November 17, 2002, a tentative agreement was reached pursuant to which TXU Europe would pay AES Drax an aggregate of (pound)290 million (plus VAT) as a termination sum and for power consumed in October and for November 2002, with delivery of power through November 22, 2002 and then termination of the Hedging Contract. This tentative agreement was rejected by the Board of Directors of TXU Europe in the early morning of November 18, 2002, with TXU Europe significantly reducing the amount it was prepared to pay by (pound)30 million. This offer was immediately rejected by AES Drax. Throughout the negotiations, TXU Europe was informed that if agreement could not be reached, AES Drax would consider exercising its right to terminate the Hedging Contract.

     Although there were further discussions during the morning of November 18, 2002, and AES Drax made numerous attempts to obtain a written proposal from TXU Europe stipulating an amount it was prepared to pay as a settlement sum and for power consumed in October and November 2002, no offer capable of acceptance by AES Drax was received and no agreement as to settlement was reached. AES Drax then delivered to TXU Europe a notice of termination of the Hedging Contract in accordance with the terms of the Hedging Contract. The termination notice made the following demands (but without prejudice to any other rights or remedies which AES Drax had) of TXU Europe:

     o    payment of Capacity Damages in the amount of (pound)266,482,876 plus
          VAT;

     o payment of (pound)49,323,679.86 (including VAT) for power consumed in October 2002;

     o payment of approximately (pound)35,117,729 (including VAT) for power consumed from November 1, 2002 to the termination time (4:00 p.m. (London time)) on November 18, 2002; and

     o withdrawal of all calls for power subsequent to the termination time to permit AES Drax to begin selling power in the market.

     In addition to the notice of termination delivered to TXU Europe, AES Drax also delivered a demand for payment to TXU Europe Group, as guarantor under the Hedging Contract, for payment of all amounts then due under the Hedging Contract. In accordance with the terms of the guarantee, payment was required to be made within three business days of delivery of the demand for payment.

   Administration of TXU U.K. Ltd, TXU Europe and TXU Europe Group

     On November 19, 2002, TXU Europe Group filed a petition on behalf of itself, TXU U.K. Ltd. and TXU Europe, seeking protection from its creditors. On the same day, the United Kingdom High Court approved the petition, putting the three companies into administration and appointing administrators for each of them.

     As a result of TXU Europe Group and TXU Europe entering administration, AES Drax and TXU Europe agreed not to proceed with the hearing relating to AES Drax's petition to wind up TXU Europe, since no creditor may present a winding up petition against an English company which is in administration.

     See "Legal Proceedings" for a brief summary of current developments relating to the TXU administration.

   Consequences of Termination of the Hedging Contract

     The termination of the Hedging Contract is an event which would have become an event of default under the Indenture for the bonds unless we obtained a ratings affirmation from all three ratings agencies within 30 days of November 18, 2002. We did not attempt to obtain the requisite ratings affirmation, as this event of default was waived as part of our Standstill Arrangement with our senior creditors (see "-Agreement in Principle on Standstill Agreement with Senior Creditors").

     The termination of the Hedging Contract, absent ratings affirmations, constituted an immediate default under the AES Drax Energy notes. At that time, although the noteholders had the right to accelerate payment of the notes immediately, pursuant to intercreditor arrangements the noteholders would have no enforcement rights until 179 days following delivery of certain required notices under the intercreditor agreements. No such notices have been delivered to date.

   Distributions on the Notes

     Certain of the forward-looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions of 1.25:1, at 1.19:1. As a result, we were not permitted to make distributions to AES Drax Energy to fund interest due on the notes on August 30, 2002. This information was provided to the Rating Agencies and on August 20 and 21, 2002, Fitch and Moody's respectively, downgraded the senior debt (to `BB' and `Ba2' respectively) and the notes (to `C' and `Caa2' respectively). S&P also downgraded the notes (to `CCC') on August 20, 2002. AES, however, made a contribution to AES Drax Energy which, together with amounts then held in the notes' debt service reserve accounts, was sufficient to make the payments then due. At the time AES stated that there were no assurances that it would agree to make any similar payments in the future. We had also disclosed at the time the June 30, 2002 calculations were made that any improvement in the forward-looking ratios would depend on a favorable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and due to the developments described above, we expected our ratios to be below 1.19:1 at December 30, 2002. In addition, as part of the Standstill Arrangements, we have deferred a certain portion of the coupon payments in respect of the Eurobonds and in turn InPower Limited has deferred corresponding principal payments due to the Senior Lenders. As a result of the foregoing we were not permitted to make any direct or indirect distributions to AES Drax Energy on December 31, 2002, to enable AES Drax Energy to make required payments to the noteholders at the end of February 2003. Moreover, there were insufficient funds in the note debt service reserve accounts to cover such payments. As of February 2003, the notes' debt service reserve accounts were funded at $22,142.02 and (pound)40,643.91, resulting in a significant shortfall and, AES Drax Energy did not make the interest payments due on the notes on February 28, 2003. Such payment failure constituted an event of default under the notes subject to a 15-day grace period, although pursuant to intercreditor arrangements the noteholders cannot exercise any enforcements rights until 90 days following delivery of certain required notices under the intercreditor arrangements. The noteholders have not delivered any such notices under the intercreditor arrangements to date.

   Agreement in Principle on Standstill Agreement with Senior Creditors

     On November 27, 2002, we reached an agreement in principle regarding certain Standstill Arrangements with the steering committee representing the Senior Lenders and an ad hoc committee formed by holders of the bonds.

The purpose of the Standstill Arrangements was to provide AES Drax and the senior creditors with a period of stability during which discussions regarding a consensual restructuring of the project could take place. The standstill period expires on May 31, 2003, unless extended.

   Standstill Agreement signed with Senior Creditors

     On December 12, 2002, AES Drax Holdings entered into the Standstill Agreement with, among other parties, the trustee for the holders of the Eurobonds, the agent for the Senior Lenders, certain bondholders representing a majority in sterling equivalent principal amount of such bonds (the "Consenting Bondholders"), and the bond trustee.

     The standstill period expires on the Standstill Termination Date, which may be extended. The Senior Lenders and the Consenting Bondholders have agreed to waive certain defaults and events of default under the Eurobonds or the bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security until the Standstill Termination Date. In addition, the parties to the Standstill Agreement agreed to certain amendments and waivers to the respective financing documents, which, amongst other things, permits AES Drax to have access to at least (pound)30,000,000 of funds previously unavailable under the financing documentation, which funds may be used to provide credit support to electricity counterparties and suppliers and for working capital needs.

     The consents and waivers provided under the Standstill Agreement enabled us to pay a portion of the coupon on the Eurobonds (equal to the interest due from Inpower Limited to the Senior Lenders under the Bank Facility) and the interest due to bondholders, in each case on December 31, 2002. As part of the Standstill Agreement, AES Drax agreed to provide the Senior Lenders and the Consenting Bondholders with a restructuring plan by the middle of March 2003 (the "Restructuring Plan"). A copy of the Standstill Agreement was attached as an exhibit to the Form 6-K filed by us with the SEC on December 13, 2002, which we hereby incorporate by reference herein.

   Restructuring Plan

     In accordance with the obligations under the Standstill Agreement, we, on March 14, 2003, presented proposals for a Restructuring Plan and an updated business plan to the steering committee representing the Senior Lenders and the members of the ad hoc committee formed by holders of the bonds (the "Committees").

     We attached to our Form 6-K, filed with the SEC on April 11, 2003, three Sections of the Restructuring Plan (Executive Summary (Section 1), Restructuring Proposal (Section 2), and Summary Cash Flows (Section 3)) as proposed by us on March 14, 2003 as well as the "Important Notice" attached thereto.

     The Restructuring Plan was delivered by us to the Committees for the purposes of evaluating the proposed financial restructuring of AES Drax and is therefore subject to ongoing discussions with the Committees. We are under no obligation to publicly update or revise the Restructuring Plan, or any parts thereof, whether as a result of the outcome of these discussions, new information or any other reason.

   Required Debt Service Coverage Ratios

     Under the Calculations and Forecasting Agreement AES Drax is required to advise the Senior Lenders' Monitoring Committee of any Required Changes (as defined in the Calculations and Forecasting Agreement) to the financial model, which is used as the basis for determining "Debt Service Cover Ratios". As part of this process, in connection with the calculation of ratios at June 30, 2002, the Senior Lenders requested that the Electricity Market Adviser and the Coal Adviser provide them with updated electricity market parameters and forecast coal prices.

     On July 31, 2002 AES Drax requested that certain Required Changes be taken into account. Based upon the incorporation of revised assumptions into the financial model, AES Drax believed that it could pass the Debt Service Cover Ratio ("DSCR") tests required under the terms and conditions of the Eurobonds and would be able to distribute funds from AES Drax to AES Drax Holdings to pay the senior debt service and from AES Drax Holdings to AES Drax Energy to pay the subordinated debt service and replenish the notes' debt service reserve accounts. In addition, AES Drax also hoped to be able to pay a dividend back to its parent company, AES.

     On July 1, 2002 funds were transferred pursuant to the Group Account Agreement from the Proceeds Account into the Holding Account in AES Drax. These funds were to be held in this account pending approval of the re-forecast and passing the DSCR tests.

     The outcome of the final determination of the re-forecast was that there was one period (twelve months ended June 30, 2004), falling within both the two-year and five-year projected debt service cover ratio tests, where the debt service cover ratio of 1.19:1 was below the required threshold of 1.25:1. As a result of failing to satisfy this ratio, AES Drax Holdings was not permitted to make the anticipated distributions, which included funds required to make debt service payments on the notes on August 30, 2002. The failure to satisfy this ratio was principally due to the forward price curve for electricity prices.

     See "--Distributions on the Notes."

   Trading

     See "Information on the Company-Trading Strategy."

   Maintenance

     A waiver was obtained from the Eurobond Trustee for an adjustment to the maintenance regime. As part of our ongoing operational program at Drax we have decided to move to a "4 year and 8 year" regime following consultation with Stone & Webster and insurers. This change does not mean that less time is spent on maintenance but that the cycle is different. Stone & Webster confirmed that they had no objections to increasing the periods between the maintenance outages, which were previously done on a "3 year and 6 year" regime.

     We note that Stone & Webster pointed out that the change to a "4 and 8 year" maintenance regime may result in the annual overhaul costs at Drax fluctuating rather than being roughly constant under a "3 and 6 year" regime. See "Information on the Company--Operation and Maintenance History--Planned Maintenance."

Item 5.  Operating and Financial Review and Prospects

AES Drax Holdings Limited

     Given that we are a holding company with no operations of our own, the following discussion relates to the operating results of AES Drax, the owner of the Drax Power Station. AES Drax will provide distributions, group relief payments and/or intercompany loans to our indirect subsidiary, AESD, to pay principal, premium, if any, and interest on our debt obligations.

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statement. Important factors that could cause actual results to differ include risks set forth in "Key Information - Risk Factors."

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     During 2000 AES Drax's business activities concentrated on selling electricity generated by the Drax Power Station into the Pool. The Pool remained in place until March 27, 2001 when NETA was implemented. See "Information on the Company--Business Overview--Changes to the Electricity Market in England and Wales." The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior Pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the CEGB. Despite the fire involving Unit 3 on December 27, 1999 and the rotor-winding fault reported on Unit 2 in the quarter ended September 30, 2000 weighted average (based on capacity) availability for 2000 was approximately 82.5%. For the year ended December 31, 2001, the station had a weighted average (based on capacity) equivalent availability factor of 85.8%. For the year ended December 31, 2002, the station had a weighted average (based on capacity) equivalent availability factor of 81.90%. This reduction in availability compared to 2001 was due primarily to the increased levels of two-shifting caused by the manner in which TXU Europe called power under the Hedging Contract prior to its termination and the increased levels of forced outages which resulted from this regime. As we have moved back into baseload operation through the first quarter of 2003, both the plant availability and forced outage rates have improved. For the three months ended March 31, 2003, the Drax Power Station's weighted average (based on capacity) equivalent availability factor was 91.10% and its forced outage rate was 2.2%, compared to 88.70% and 11.26%, respectively, for the three months ended March 31, 2002.

   Termination of the Hedging Contract

     The Hedging Contract was terminated on November 18, 2002 following the failure by TXU Europe to pay for the power supplied by AES Drax to TXU Europe in respect of the month of October and part of the month of November (up to the date of termination) and TXU Europe's failure to provide a letter of credit as required by the terms of the Hedging Contract. The termination of the Hedging Contract has had a significant impact upon the results of AES Drax for the year ended December 31, 2002 and will affect the future results of AES Drax as we migrate to becoming a fully-merchant plant. In the financial statements to December 31, 2002 we have recorded a provision of (pound)136.8 million and a contingency in respect of the potential "Capacity Damages" payable under the termination of the contract of approximately (pound)266 million.

     The (pound)136.8 million provision consists of four distinct elements:

     o The revenues from TXU Europe under the Hedging Contract consisted of two components, a capacity fee (which was essentially fixed) and a variable call payment, which was based upon the volumes of power sold by AES Drax to TXU Europe. Under the Hedging Contract, the cashflows received in respect of the capacity fees were shaped, so that the payments were higher through the first and fourth quarter of each calendar year. However, the accounting policy that we adopted was to smooth the receipt of the capacity fees and treat them as a fixed amount received each month. In 2002, the capacity fees payable were approximately (pound)18.8 million pounds per month.

          However, as at the date of termination, our balance sheet included an amount of accrued income in respect of the TXU Europe capacity fees, as the cash receipts in the period to November 18, 2002 were approximately (pound)55.6 million less than the revenues reflected on the income statement. Therefore, we created a provision for this accrued income during the quarter ended December 31, 2002. The change between this figure and the (pound)70.9 million originally estimated in the September 30, 2002 6-K filing is due to an adjustment to take account of the movement in this accrual between September 30, 2002 and the date of termination of the Hedging Contract.

     o Prior to the commencement of the Hedging Contract in April 2000, AES Drax paid TXU Europe a (pound)10 million fee pursuant to the Hedging Contract in connection with the structuring of the transactions contemplated by the Agreement:

          The accounting treatment was to amortize this fee over the life of the Hedging Contract, a period of approximately 15 years. As at the date of termination of the Hedging Contract, a balance of (pound)8.3 million remained. Therefore, due to the termination of the Hedging Contract we wrote-off this balance during the quarter ended December 31, 2002.

     o In addition, AES Drax paid (pound)1.2 million of professional fees relating to the renegotiating of the Hedging Contract due to the introduction of NETA and its conversion to the new trading regulations. The accounting treatment adopted was to amortize these costs over the remaining life of the Hedging Contract, a period of approximately 13 years. As at the date of termination, a balance of (pound)1.1 million remained. Therefore, due to the termination of the Hedging Contract, we wrote-off this balance during the quarter ended December 31, 2002.

     o A provision in respect of the power sold to TXU Europe under the Hedging Contract during October and in the period to November 18, 2002, when the contract was terminated. TXU Europe have not paid us for this power and a provision of approximately (pound)71.8 (excluding VAT) was made during the quarter ended December 31, 2002.

Critical Accounting Policies

     We prepare our financial statements in accordance with accounting principles generally accepted in the U.K. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are most critical to understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, deferred finance costs and derivatives.

     AES Drax's critical accounting policies are:

     o    Revenue recognition

          Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

     o    Goodwill/Impairment of long-lived assets

          We evaluate the impairment of our long-lived assets based on analysis performed under UK GAAP. Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalized and amortized over twenty years. Under US GAAP, the Acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, we have recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognized under US GAAP.

          Given the ongoing nature of the Standstill Arrangements, and that no conclusion has been reached upon a restructuring proposal, it is not appropriate to treat the assets owned by AES Drax Holdings Limited as held for sale. This uncertainty will only be resolved following the completion of the discussions with our senior creditors, or absent a restructuring of our indebtedness, the potential enforcement of security arrangements under intercreditor arrangements if certain conditions are satisfied. Therefore, under US GAAP, no impairment is disclosed in our financial statements of AES Drax Holdings or our subsidiaries for the year ended December 31, 2002. See the reconciliation between UK and US GAAP, contained in note 28 to our financial statements included in this annual report.

          Under US GAAP, Financial Accounting Standard ("FAS") No. 144 states that a long-lived asset classified as held for sale is held on the balance sheet at the lower of its carrying amount or fair value. As a result, our ultimate parent company, AES recorded an after-tax impairment loss of approximately $893 million in the fourth quarter of 2002 relating to AES Drax and AES Drax was classified as held for sale in AES's consolidated balance sheet.

     o    Deferred finance costs

          Financing costs are deferred and amortized over the related financing period using the effective interest method of amortization. Deferred financing costs are shown net of accumulated amortization of (pound)13.5 million and (pound)8.9 million as of December 31, 2002 and December 31, 2001, respectively.

     o    Derivatives

          The group enters into various derivative transactions in order to hedge its exposure to certain market risks. We currently have outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

Results of Operations

     AES Drax's results of operations through the majority of the period covered by this report relied on payments made to it by TXU Europe under the Hedging Contract, on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     As a result of termination of the Hedging Contract, the following results are not necessarily indicative of results we expect to achieve in future periods, as we only began operating as a fully merchant plant as of November 19, 2002.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 28 to our financial statements included in this annual report.

   Year ended December 31, 2002 compared to the year ended December 31, 2001

     Revenues for the quarter ended December 31, 2002 totaled (pound)137.7 million (2001: (pound)143.5 million) and for the year ended December 31, 2002 totaled (pound)524.8 million (2001: (pound)586.1 million). The 4% decrease in revenues for the fourth quarter of 2002, compared to the same period in 2001 is due principally to the termination of the Hedging Contract in mid-November (see "Information on the Company-Significant Developments During 2002 and Recent Developments") at which time we stopped selling power to TXU Europe and began selling electricity into the market. The revenues for the fourth quarter of 2002 include approximately (pound)71.8 million of revenues for which we have not received payment from TXU Europe and for which we have established an offsetting provision as described below. As we only began to shift to a pure merchant plant at this time and we were in negotiations with certain of our senior creditors regarding standstill arrangements and a new trading strategy and electricity contracting policy, these developments as well as arrangements with counterparties regarding credit enhancement also impacted our ability to capture certain merchant sales. Sales in the fourth quarter of 2002 totaled 5,642.2 GWh (2001: 4,919.3). This increase in volume is due to the impact of TXU Europe making increased calls for power under the Hedging Contract in the six weeks prior to termination and the successful transition to a fully merchant business, in the six weeks post-termination of the Hedging Contract. The decrease in revenues is due to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which would have contributed a further (pound)18.8 million of revenues in December 2002 and the overall decline in capture price from an average of (pound)29.16/MWh to (pound)24.40/MWh for the quarter ended December 31, 2002. Most of this decline is due to the transition from the Hedging Contract, which had accounted for approximately 60% of the revenues generated by the Drax Power Station and was terminated on November 18, 2002, to becoming a fully merchant plant, where we were capturing only market prices averaging around (pound)16.92/MWh during the last part of the year.

     The 10.4% decrease in revenues for the year ended December 31, 2002 compared with the previous year, are once again primarily due to the reduction in prices over the last twelve months and a 12.6% decrease in generation from 21,314GWh in 2001 to 18,627GWh. This decrease primarily reflects both the impact of increased competition and over-capacity within the UK generation market. During the period the Hedging Contract was in place, it also reflects the increased proportion of our sales which were made under the Hedging Contract prior to termination, increasing the average capture price from (pound)27.50/GWh to (pound)28.18/GWh, an increase of 2.5% over 2001 which indicates the benefit the Hedging Contract had provided AES Drax as market prices declined.

     Prices throughout 2002 for Annual Baseload Contracts have fallen from around (pound)18.45/MWh in December 2001 to (pound)16.92/MWh, by December 31, 2002. The following graph shows the trend in such baseload prices over the year ended December 31, 2002:

[graphic table showing the Annual Baseload Prices from January 2, 2002 through
 March 28, 2003 -- ranging in pound/Mwh 15 through 19]

                                [GRAPHIC OMITTED]


     During the first quarter of 2003, prices increased sharply through January when we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of the TXU group and the issues faced by British Energy at that time. The table above also shows the trend in baseload prices since January 1, 2003.

     Cost of sales for the quarter ended December 31, 2002, which are primarily fuel costs, were (pound)69.6 million, compared to (pound)59.1 million for the quarter ended December 31, 2001. Cost of sales for the year ended December 31, 2002 were (pound)219.5 million, compared to (pound)267.2 million for the year ended December 31, 2001. The increase in fuel burnt for the fourth quarter of 2002, compared to the same period in 2001, is due to the increase in generation from 5,142.5GWh to 5,889.5GWh, which reflects the increased volume of electricity sales in the quarter. However, the year ended December 31, 2002 shows a 17.9% reduction in fuel costs, reflecting the 12.8% reduction in generation for 2002 compared to 2001 and a reduction in our fuel costs resulting from the change from the Innogy Coal Contract, to the one with UK Coal, which occurred during 2001.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers. However, during the last quarter of 2002, in response to the developments relating to the termination of the Hedging Contract, the payment terms for UK Coal were temporarily revised as AES Drax paid them weekly in arrears. This arrangement was partially off-set by a discount of GBP LIBOR plus 3% for the earlier payment.

     Gross profit (revenues less cost of goods sold) was (pound)68.1 million for the quarter ended December 31, 2002 (2001: (pound)84.4 million). This gives a gross margin for the fourth quarter of 2002 and the twelve months of approximately 49.4% (2001: 58.8%) and 58.2% (2001: 54.4%) respectively. The change in the gross margin during the fourth quarter can be explained by the termination of the Hedging Contract and the transition to a fully merchant plant, with the previously highlighted 16% decrease in our average capture price. The improvement in the gross margin for the year ended December 31, 2002 is mostly due to a slight improvement in the average selling price (an increase of 2.5%), an increase in the proportion of our electricity that was sold to TXU Europe under the Hedging Contract for the period ended November 18, 2002, and the reduced fuel costs of approximately (pound)0.70/MWh from contracts with our major suppliers. The increase in the average selling price was solely due to the terms of the Hedging Contract and we do not expect that we will be able to capture such selling prices in the future absent significant changes in the market.

     Administrative expenses for the quarter ended December 31, 2002 totaled (pound)551.2 million (2001: (pound)48.5 million) and for the year ended December 31, 2002 totaled (pound)690.5 million (2001: (pound)175.8 million). These totals for 2002 include an exceptional item relating to the termination of the Hedging Contract and an impairment of fixed assets, as a result of the termination of the Hedging Contract totaling (pound)501.8 million.

     The component parts of this exceptional item can be summarized as follows:

     TXU-related write-offs and provision..........   (pound)136.8 million
     Impairment of fixed assets....................   (pound)579.0 million
                                                      --------------------
     Total.........................................   (pound)715.8 million
                                                      ====================

     A break-down and explanation of the (pound)136.8 million has been provided above (see "--Results of Operations"), although the constituent parts are summarized below:

     Write-off of accrued income...................    (pound)55.6 million
     Write-off of structuring fee..................     (pound)8.3 million
     Write-off of professional fees................     (pound)1.1 million
     Provision for power sold, but not paid for....    (pound)71.8 million
                                                      --------------------
     Total.........................................   (pound)136.8 million
                                                      ====================

     The impairment of fixed assets is in line with the requirements of FRS 11
- The Impairment of Fixed Assets and Goodwill, under UK GAAP. This standard tries to ensure that fixed assets and goodwill are recorded at no more than their recoverable amount. It considers how financial statements should treat any impairment loss which becomes apparent and tries to ensure that sufficient disclosure is given to enable users of financial statements to understand the impact of impairment.

     In our case, we have compared the book value of our fixed assets (both tangible and intangible) totaling approximately (pound)1,297 million against the net present value (NPV) of the estimated future discounted cashflows of the business. The discount rate used has been reviewed for reasonableness, and we are satisfied that a post-tax discount rate of 7.9% is appropriate. The cashflows used for this exercise were sourced from our Restructuring Plan (see "Information on the Company-Significant Developments During 2002 and Recent Developments"). The result of this "impairment test" is that the book value of the fixed assets exceeds the NPV of the cashflows by approximately (pound)579 million. Therefore, we are required to record a write-off against our fixed assets of this amount, which is charged initially against our Intangible Assets, which comprise of the goodwill that arose upon acquisition of Drax Power Station by AES (see Notes 4 and 8 to the financial statements included in this annual report) and subsequently against the company's Tangible Assets.

     This write-off reduces the Intangible Assets from a book value of (pound)549.5 million to (pound)Nil, and the Tangible Assets from (pound)1,112.6 million to (pound)1,083.1 million.

     The "normal" administrative expenses consist primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. The expenses for the quarter ended December 31, 2002 totaled (pound)49.4 million (2001: (pound)48.5 million) and for the year ended December 31, 2002 totaled (pound)188.7 million (2001:
(pound)175.8 million). The increased level of expenditure in the fourth quarter of 2002 was due to the following:

o An increase in the "Balancing System Use of System" charges or BSUoS, which we have discussed in previous periodic reports on Form 6-K, covering the NGC costs of balancing the system under NETA. For the last quarter of 2002, these totaled (pound)1.1m of additional costs over 2001, due to the increased volume of generation in this quarter, over the same period in 2001.

o The increased level of professional and legal fees incurred in the quarter associated with the attempted restructuring of the Hedging Contract and then the subsequent preparation and implementation of a Standstill Agreement with our senior creditors. Such fees totaled (pound)5.6 million for the quarter ended December 31, 2002.

o The increase in our insurance premiums following renewal in November 2001, when our premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to:

     o    The impact of September 11th on the insurance market as a whole.

     o    The withdrawal of certain insurers from the power sector.

     o Insufficient capacity available in the insurance market at the time of renewal.

     o    AES Drax's claims history during the first year of the policy.

     This added approximately (pound)1 million to our insurance expense for the quarter ended December 31, 2002 compared to the same period in 2001.

o    The above increases were off-set by the following:

     o    In 2001, we had a (pound)3.3 million write-off in respect of Enron.

     o We achieved a reduction in our rates expense for 2002, resulting from previous unplanned outages at the plant, which totaled approximately (pound)1.6 million

     o We made savings on maintenance expenditure, compared to 2001, of approximately (pound)1.9 million primarily due to the deferral of the Unit 2 major outage and the reduced levels of generation.

     This explains the (pound)0.9 million increase in administrative expenses for this quarter compared to the same period in the previous year.

     The additional (pound)12.9 million of administrative expenses for the year ended December 31, 2002 compared to 2001, can be attributed to the following factors:

     o The increase in our insurance premiums following renewal in November 2001, when our premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to the reasons noted above. This added approximately (pound)5.9 million to our insurance expense for the year ended December 31, 2002 compared to the same period in 2001 and insurance premiums paid totaled (pound)10.9 million for the year.

     o The amortization of an acquisition adjustment for the fuel contract with Innogy plc was completed when the contract expired in September 2001. This adjustment had a beneficial effect on our amortization expense during the first half of 2001; so as this is no longer available, this has increased our amortization expense for the year ended December 31, 2002 by (pound)17.2 million.

     o The significant amount of expenditure on professional and legal fees in 2002, which totaled (pound)7.8 million compared to (pound)1.8 million in 2001.

     o Our total Use of System charges also increased in 2002, from approximately (pound)31 million per annum in 2001 to (pound)34 million in 2002, which reflects the fact that NETA was only introduced at the end of March 2001 and 2002 will include a full year of charges.

     The above increases were also off-set by reductions in other areas:

     o    The Enron write-off that occurred in 2001 of (pound)3.3 million.

     o The deferral of the major outage on Unit 2, which reduced expenditure by (pound)5.5 million and other savings on maintenance that totaled (pound)5.1 million. Expenditure has been deferred as a result of lower generation levels and through our own cost-cutting initiatives. Our commitments under the Hedging Contract prior to its termination and the running regime of the plant, has meant that it has been difficult to release plant (bring it out of service) as often as maintenance routines would dictate. Therefore some maintenance expenditure has been deferred and rescheduled until such time as the plant can be released.

     o Salaries are approximately (pound)1 million lower than the same period in 2001, with reduced staffing levels and encouraging people to transfer onto contracts where their overtime is built into their basic salary.

     o We achieved a reduction in our rates expense for 2002, resulting from previous unplanned outages at the plant, which totaled approximately (pound)2.1 million for the year.

     o Other reductions and savings in administrative expenses generated a further reduction against 2001 of (pound)2.3 million.

     Interest receivable and other income was (pound)5.7 million for the fourth quarter of 2002, and totaled (pound)23.5 million for the year ended December 31, 2002. The charges for the fourth quarter in 2001 were (pound)3.4 million, and (pound)14.9 million for the year 2001, representing an increase of approximately 68% for the fourth quarter and a 58% increase for the year 2002. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap. The increase in our interest income for the fourth quarter of 2002, compared to the same period in 2001, is due to an increase in the Harich Swap income resulting from the deferral of a (pound)30.8m coupon payment due on the Eurobond which was agreed to be deferred as part of the Standstill Agreement (being equivalent to the principal payment due under the Bank Facility). The 58% increase in interest income for 2002 compared to 2001, is again attributable to an increase in the Harich Swap income resulting from the deferral of the (pound)30.8m coupon payment, plus the additional benefit that accrued under the Harich Swap in 2002 due to the lower interest rates. GBP 6-month LIBOR has decreased from 5.9% in January 2001 to 4.3% in December 2002.

     Interest payable and similar charges were (pound)42.9 million for the fourth quarter of 2002, and totaled (pound)175.4 million for the year ended December 31, 2002. The charges for the fourth quarter in 2001 were (pound)46.9 million, and (pound)166 million for the year 2001, representing a decrease of approximately 8.5% and an increase of 5.7% respectively, in 2002. The interest expense comprises two major components:

          (i) The bank debt, which has a principal under UK GAAP of (pound)1.37 billion as at December 31, 2002, accruing interest at 8.9% per annum. This principal is calculated by deducting the proceeds of the issuance of the bonds from the value of the Eurobonds issued at financial close ((pound)1.725 billion).

          (ii) The bonds, which have a principal of (pound)400 million, of which half accrues interest at 10.41% and the other half at 9.07%.

     The additional interest expense charged in addition to the above, reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the debt service reserve accounts with a minimum balance, which we refer to as the Required Balance, required pursuant to the terms of the Eurobonds. The interest rate swaps are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have continued to decline to a low of 3.9900% as at December 31, 2002 (2001: 4.32875%).

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station. Our interest expense has decreased by approximately (pound)4 million for the fourth quarter of 2002 compared to 2001 due to the impact of an additional interest accrual that was booked in the quarter ended December 31, 2001 to ensure that the 2001 interest expense was correct. The average rate of interest applicable to our financial obligations is approximately 8.9% (2001: 8.9%).

     The December 2002 interest payment on both the Bank Facility and the bonds was made on schedule when we remitted approximately (pound)28.1m to InPower Limited for payment of interest to the Senior Lenders and (pound)9m and $16m to the bondholders. However, we did not pay the portion of the Eurobond coupon corresponding to the principal due on the bank debt that was due on December 31, 2002 which totaled (pound)30.8 million. This deferral of the payment of principal was agreed as part of the Standstill Arrangements (see "Information on the Company-Significant Developments During 2002 and Recent Developments").

     Due to the impact of the exceptional administrative expenses during the quarter ended December 31, 2002 we incurred a loss on ordinary activities before taxation of (pound)520.4 million (2001: Loss of (pound)7.6 million). The loss on ordinary activities before taxation for the year ended December 31, 2002 was approximately (pound)537.1 million (2001: Loss of (pound)8 million) on which we received a corporation tax credit of (pound)0.5 million (2001: Charge of (pound)10.9 million). This equates to an effective tax rate of 0.09% (2001:
137%), even though UK corporation tax rate is currently 30%. The reason for the credit in 2002 is primarily due to the impact of the exceptional administrative expenses, which have resulted in zero taxable profits for 2002 and the (pound)0.5m credit represents the movement in the deferred tax provision for the year.

   Year ended December 31, 2001 compared to the year ended December 31, 2000

     Revenues for the quarter ended December 31, 2001 totaled (pound)143.5 million (2000: (pound)158.6 million) and for the year ended December 31, 2001 were (pound)586.1 million (2000: (pound)622.8 million). The 9.5% decrease in revenues for the fourth quarter of 2001, compared to the same period in 2000 is due principally to a reduction in the volume of electricity sold. Sales in the fourth quarter of 2001 totaled 4,919.3 GWh (2000: 6,685.6). The majority of this reduction was in our merchant sales, as the sales to TXU Europe in the fourth quarter of 2001, were only 450 GWh less than the same quarter in 2000. This decline in volume is due to the effects of competition and the reduction in prices, particularly during off-peak periods.

     The 5.9% decrease in revenues for the year ended December 31, 2001 compared with the previous year, are once again primarily due to the reduction in prices over the last twelve months and a 3.4% decrease in generation from 22,074 GWh in 2000 to 21,314 GWh. Although prices decreased over the 12 months to December 2001, the impact on our revenues was not as significant, if you compare total revenues to generation sold, as our average price capture for the year only declined by 2.5% from (pound)28.21 in 2000 to (pound)27.50 in 2001.

     Prices throughout 2001 for Annual Baseload Contracts fell from around (pound)19.10/MWh at the commencement of NETA in March 2001 to (pound)18.45/MWh, by December 31, 2001. The following graph shows the trend in such baseload prices over the year ended December 31, 2001:

[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIALS]


                            Annual Baseload Prices

                                                (pound)/MWh
                         Trade Date                 Price
                         ----------                 -----
                         3-Jan                      19.63
                         16-Jan                     19.85
                         1-Feb                      19.65
                         19-Feb                     18.98
                         5-Mar                      18.66
                         19-Mar                     19.25
                         3-Apr                      19.12
                         12-Apr                     19.92
                         1-May                      20.64
                         15-May                     19.92
                         1-Jun                         20
                         14-Jun                     19.78
                         2-Jul                      19.11
                         10-Jul                     19.23
                         2-Aug                      19.31
                         16-Aug                     19.31
                         30-Aug                     19.31
                         5-Sep                      19.33
                         9-Sep                      19.42
                         19-Sep                     19.25
                         25-Sep                     19.11
                         1-Oct                      19.01
                         8-Oct                      18.77
                         12-Oct                     18.58
                         25-Oct                     18.68
                         1-Nov                      18.18
                         5-Nov                      18.26
                         8-Nov                      18.28
                         19-Nov                     18.02
                         26-Nov                     18.17
                         3-Dec                      18.41
                         10-Dec                     18.28
                         17-Dec                     18.60
                         2-Jan                      18.45

     There are a number of factors that contributed to these price peaks and troughs:

o In the period prior to NETA go-live there was a great deal of uncertainty about how NETA would impact upon the market-place, so there was a sharp decline in prices through Quarter 1.

o Prices quickly recovered following the introduction of NETA, though we believe that this had more to do with an uncertainty about participant's bidding strategies and the general fragmentation of the market following the significant changes in ownership of plant that had occurred.

o Through Quarter 3 prices remained reasonably flat, staying generally in the range of (pound)19.00 to (pound)19.50/MWh.

o In Quarter 4, there was an unexpected change when the traditional seasonal peak in Winter 2002 did not materialize and prices dropped from (pound)19.00 to (pound)18.00/MWh, before recovering to around (pound)18.50/MWh at the close of the year. This was when the impact of the over-capacity that exists within the UK generation market became most apparent.

     Although there were significant fluctuations in market prices during 2000, there was not the same decline as experienced during 2001. However, the impact of such fluctuations on AES Drax's earnings were still hedged via the Hedging Contract, which covered approximately 60% of our revenues during this period.

     Cost of sales for the quarter ended December 31, 2001, which are primarily fuel costs, were (pound)59.1 million, compared to (pound)83.4 million for the quarter ended December 31, 2000. Cost of sales for the year ended December 31, 2001 were (pound)267.2 million, compared to (pound)278.2 million. The reduction in fuel burnt for the fourth quarter of 2001, compared to the same period in 2000, was due to the reduction in generation from 7001.1GWh to 5,142.5GWh, which reflected the reduced electricity sales. However, the year ended December 31, 2001 shows only a 4.1% reduction in fuel costs, reflecting the 2.4% reduction in generation for 2001 compared to 2000 and a reduction in our fuel costs resulting from the change from the Innogy Coal Contract, to the one with UK Coal. The impact of the reduction is also reflected in AES Drax's load factor, which decreased from 66.5% for the year ended December 31, 2000 to 64.4% for the year ended December 31, 2001.

     The cost of fuel remained in line with expectations due to the transition from the supply contract with Innogy (formerly National Power) to one with UK Coal (formerly RJB Mining). Therefore the reduced fuel costs were in line with our expectations.

     Administrative expenses for the quarter ended December 31, 2001 were (pound)48.5 million (2000: (pound)40.1 million) and for the year ended 31 December, 2001 were (pound)175.8 million (2000: (pound)170.1 million). These expenses consisted primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. The increased level of expenditure in the fourth quarter of 2001 was due to the following:

     o For the last quarter of 2001, BSUoS charges totaled (pound)1.8m of additional costs over 2000.

     o The write-off of a bad debt of (pound)3.3 million with Enron, which collapsed during the fourth quarter of 2001. This write-off included not only our exposure to them for energy sales but also for some coal trades. We believe this was actually a good result for AES Drax as at one stage, Enron comprised almost 50% of our trading activity under NETA bilateral contracts. However, we were able to react quickly to the changes that took place in the market in the run-up to Enron's demise and reduced our exposure to a more manageable level.

     o The increase in our insurance premiums following renewal in November, when our premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to:

          o    The impact of September 11th on the insurance market as a whole.

          o    The withdrawal of certain insurers from the power sector.

          o Insufficient capacity available in the insurance market at the time of renewal.

          o    AES Drax's claims history during the first year of the policy.

          This added approximately (pound)1 million to our insurance expense for the quarter ended December 31, 2001 compared to the same period in 2000.

     o The balance of the (pound)8m increase in administrative expenses for the fourth quarter of 2001, compared to 2000, was incurred on additional amortization expense. The amortization of an acquisition adjustment for the fuel contract with Innogy (formerly National Power) was completed when the contract expired in September 2001. This increased our amortization expense for the fourth quarter of 2001 by (pound)6.9 million.

     The additional (pound)5 million of administrative expenses for the year ended December 31, 2001 compared to 2000 was primarily due to the BSUoS charges, the Enron bad-debt and insurance. BSUoS charges are paid daily and for 2001 they totaled approximately (pound)8.2 million.

     Interest payable and similar charges were (pound)46.9 million for the fourth quarter of 2001, and totaled (pound)166 million for the year ended December 31, 2001. The charges for the fourth quarter in 2000 were (pound)32.2 million, and (pound)152.4 million for the year 2000, representing an increase of approximately 45.5% and 9% respectively, in 2001.

     The additional interest expense charged over the rates carried by the indebtedness reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the Bank Facility. The interest rate swaps increased our interest expense as interest rates (GBP 6 month LIBOR) had fallen to an unexpected low of 4.13625% as at December 31, 2001.

     Our interest expense increased from 2000 to 2001 as a result of the refinancing in August 2000, where we replaced a portion of the Eurobonds with the bonds, which incur a higher rate of interest (9.07% - 10.41% vs 8.86%). A portion of this increase was off-set by the bridging loan, which was still in place during the first quarter of 2000 incurring interest at approximately 9% per annum. The average rate of interest applicable to our financial obligations in 2001 was approximately 8.9% (2000: 8.9%).

     The December 2001 interest payment on both the Eurobonds and the bonds was made on schedule when we remitted approximately (pound)55m to the banks and (pound)9m and $16m to the bondholders.

     Interest receivable and other income was (pound)3.4 million for the fourth quarter of 2001, and totaled (pound)14.9 million for the year ended December 31, 2001. The charges for the fourth quarter in 2000 were (pound)6.9 million, and (pound)11.9 million for the year 2000, representing a decrease of approximately 50% for the fourth quarter and a 20% increase for the year 2001. This income represented not only the interest accrued on the various bank balances held by AES Drax, but also reflected the benefits accrued from the Harich Swap. The increase in our interest income was due to the reclassification of the certain interest expense that we netted-off against interest income in 2000. The expenditure was reclassified was mainly the costs of the letters of credit and associated fees.

     Gross profit (revenues less cost of goods sold) was (pound)84.4 million (2000: (pound)75.2 million) for the quarter ended December 31, 2001 and (pound)318.9 million (2000: (pound)344.6 million) for the year ended December 31, 2001. Operating profit from continuing operations was (pound)35.9 million (2000: (pound)35.1 million) for the quarter ended December 31, 2001 and (pound)143.1 million (2000: (pound)174.5 million) for the year ended December 31, 2001.

     This resulted in a gross margin of approximately 58.8% (2000: 47.4%) for the last quarter of 2001 and 54.4% (2000: 55.3%) for the year ended December 31, 2001. The improvement in the gross margin during the fourth quarter of 2001 compared to the same period in 2000, was due to the improved heat rate of the plant during the quarter. Our average heat rate for the quarter improved by 9.6% to 9,252BTU's/KWh (2000: 8,445BTU's/KWh) in 2001.

     Due to the increased interest expense during the quarter ended December 31, 2001 we incurred a loss on ordinary activities before taxation of (pound)7.6 million (2000: Profit of (pound)9.8 million). The loss on ordinary activities before taxation for the year ended December 31, 2001 was approximately (pound)8 million (2000: Profit of (pound)34 million) on which we incurred corporation tax of (pound)10.9 million (2000: (pound)22.4 million). This equates to an effective tax rate of 137% (2000: 66%), even though UK corporation tax rate is currently 30%. The reason for the increased tax charge was primarily due to the significant value of the disallowable items in our tax computation that are added back when calculating the taxable profits in 2001 and 2000, and the impact of the deferred tax charges.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Europe Group on November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax's claim for Capacity Damages, will now be subject to the administration process relating to TXU Europe and TXU Europe Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with NGC to supply power for the first five days post-termination, which provided the benefit of advanced payments ahead of the normal Grid Trade Master Agreement settlement date (tenth business day of the following month). AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts was dependent on the availability of additional credit support. Under the terms of the Standstill Agreement, AES Drax has utilized (pound)30 million of funds under the Group Account Agreement to create a new account called the Collateral Financing Account. This account has been used to provide the cash collateral required by one of the Senior Lenders, National Westminster Bank, to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     At present, we have entered into firm sales for approximately 55% of our available capacity for the period from April 15, 2003 to September 30, 2003. We are hoping to achieve a load factor of approximately 50% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. Our firm sales for Summer 2003 should provide an average capture price of between (pound)15 and (pound)16 per MWh.

     As part of our restructuring proposal we are proposing to utilise any funds received from the administration of the TXU group to prepay a portion of the senior debt. In addition, we have also outlined a debt conversion to reduce leverage. The combination of both proposals, would allow the business to meet our projected debt service cashflows using the funds generated from our proposed trading strategy for the plant. These proposals have been submitted to the senior creditors, and the Senior Lenders and bondholders are currently considering these proposals.

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

     o Collateral Financing Account - this account contained the (pound)30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately (pound)24.7 million has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to our trading counterparties for credit support.

          In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of (pound)25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At March 31, 2003 approximately (pound)21.2 million has been transferred into the Collateral Financing Account. Therefore, the balance on the Collateral Financing Account as at March 31, 2003 was approximately (pound)26.7 million.

     o Cash Cover Account - this account holds the funds which provide cash collateral for the issuance of letters of credit by the National Westminster Bank.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or held for the purposes of debt service. As at March 31, 2003 the balances on the following accounts were:

     o    Senior Debt Service Reserve Account       (pound)45.2 million

     o    Insurance Reserve Account                 (pound)0.02 million

     The (pound)15 million of funds previously held in this account were transferred to the Colleral Financing Account, under the revised Group Account Agreement.

     o    Proceeds Account                          (pound)54.1 million

     AES Drax expects to incur approximately (pound)6.8 million in capital expenditures in the year 2003. During 2002 we spent (pound)5.2 million (2001:
(pound)6.1 million, 2000: (pound)12 million) on various capital projects, the largest of which in 2002 was the replacement of motors on PA Fans, with variable frequency drives which totaled (pound)1.2 million. Future capital commitments shall be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

     Compliance with environmental standards will continue to be reflected in AES Drax's capital expenditures and operating costs. Based on the current status of regulatory requirements, AES Drax does not anticipate that any capital expenditures or operating expenses associated with complying with current environmental laws and regulations will have a material effect on its results of operations or its financial condition other than the planned expenditures for completing the fitting of low NOx burners to Units 2 and 3. See "Information on the Company - Business Overview - Environmental Matters and Regulation - Integrated Pollution Control."

     Certain of the forward-looking debt service cover ratios as of June 30, 2002 were below the level required to permit our subsidiary AES Drax Holdings Limited to make any distributions of available cash to us at that time. Further, AES Drax Holdings was not permitted to make any distributions to Drax Energy to permit Drax Energy to make the required interest payments of $11,500,000 and (pound)7,593,750 to its noteholders due on February 28, 2003.

     The payment of interest on the notes in February 2002 was made, in part, from funds in the notes' debt service reserve accounts held at AES Drax Energy. We were not permitted to make distributions to AES Drax Energy to permit interest due on the notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the notes' debt service reserve fund was sufficient to make the payments then due. As of February 2003, the note debt service reserve accounts held a balance of $22,142.02 and (pound)40,643.91, resulting in a significant shortfall. As a result of the foregoing, AES Drax Energy did not have sufficient funds to cover the required interest payments due in February 2003 on the notes in full.

     Such payment failure constituted an event of default under the notes subject to a 15-day grace period, although pursuant to intercreditor arrangements the noteholders have no enforcements rights until 90 days following delivery of certain required notices under the intercreditor arrangements. No such notices under the intercreditor arrangements have been delivered.

     The Bonds

     Proceeds from the issuance of the bonds were used to prepay a portion of the fixed coupons on the Eurobonds (described below). A full description of the terms and conditions of the bonds, common security arrangements with the Eurobonds and intercreditor arrangements, is included under "Description of the Bonds" in our F-4 Registration Statement, which description is hereby incorporated by reference herein.

     The Eurobonds

     The Eurobonds are senior secured debt obligations of AES Drax Holdings with an aggregate principal amount of (pound)1,725 million due 2015. The Eurobonds provide for fixed semi-annual interest payments at a per annum rate of 8.86%. The Eurobonds are not guaranteed by AES, and the sole source of funds for payments due under the Eurobonds (together with payments due under the bonds) are distributions and payments in respect of surrender of tax relief and intercompany loans received by us from our subsidiaries.

     The terms and conditions of the Eurobonds contain covenants requiring each of the companies subject to its terms, including us and our subsidiaries, to:

     o    provide regular financial and other information;

     o    comply with material project agreements; and

     o operate and maintain the Drax Power Station in accordance with agreed standards.

     The terms and conditions of the Eurobonds also contain covenants limiting the ability of each of the companies subject to the terms thereof to:

     o    incur additional debt;

     o    pledge assets;

     o    enter into sale-leaseback transactions;

     o    make loans other than certain permitted intercompany loans;

     o    make capital expenditures;

     o    enter into mergers or sell assets;

     o    change lines of business;

     o make distributions or other payments with respect to its share capital;

     o open or maintain any accounts other than in accordance with certain account agreements; and

     o enter into, amend or terminate any Acquisition agreement, project document or any of the agreements relating to the Subordinated Obligations or the notes.

     In addition, the terms and conditions of the Eurobonds restrict the making of distributions to make payments on the notes and distributions to AES unless AES Drax complies with certain debt service coverage and other financial ratios. See "-Limits on Distributions under our Finance Obligations."

     The terms and conditions of the Eurobonds contain the following events of default:

     o    failure to make payments when due;

     o    failure to comply with certain covenants;

     o    any material misrepresentation;

     o the default under other debt of any relevant company or, in certain cases, under the Hedging Contract;

     o the occurrence of a bankruptcy or insolvency proceeding involving any relevant party or any party to a material project document;

     o any cessation of all or a substantial portion of its business by a relevant company or any party to a material project document which cessation by such party would be likely to have a material adverse effect;

     o breach by any AES Drax company of a project document or any breach by a third party to a material project document that is likely to have a material adverse effect on the ability of the holders to be repaid under the Eurobonds or of the Senior Lenders to be repaid under the Bank Facility;

     o    failure to maintain all material permits;

     o    effectiveness of the collateral securing the loans;

     o    abandonment or nationalization of the Drax Power Station;

     o the cancellation, suspension or cessation of required insurance coverage;

     o loss of title to material assets or the occurrence of extended and material force majeure;

     o an inability to carry on business or to make payments when they come due as a result of changes in the regulatory regime;

     o    default in the satisfaction of legal judgments;

     o failure to satisfy minimum loan life and historic debt service coverage ratios; and

     o change of control events relating to the AES Drax companies or InPower Limited.

     We were also required to make customary representations and warranties on behalf of ourselves and the other relevant companies. As a result of developments during the second half of 2002, including, in particular, the termination of the Hedging Contract, a number of defaults and events of default have occurred under the Eurobonds. These defaults or events of default have been permanently or temporarily waived under the Standstill Agreement.

     The Bank Facility

     The Bank Facility is a senior secured credit facility comprised of term loans from the Senior Lenders. The net proceeds of the bonds used to prepay the fixed coupons on the Eurobonds were used by InPower Limited to repay approximately (pound)370 million of the Bank Facility. As of March 31, 2003, the aggregate principal amount outstanding under the Bank Facility is (pound)842.6 million. InPower Limited's obligations under the Bank Facility are secured by security granted over the Eurobonds from InPower Limited and indirectly by BondPower Limited as assignee of the principal of the Eurobonds. The obligations under the Eurobonds have the benefit of security from our subsidiaries and certain other AES Drax companies, which is the same security available for the bonds and rank pari passu with the bonds. Therefore, if the Senior Lenders enforce the Bank Facility, subject to the provisions of the AES Intercreditor Deed with the trustee for the bondholders, they will have the right to control the enforcement of the security package granted in respect of the Eurobonds. In addition the Banks have the ability upon enforcement to sell the Eurobonds (or any part of them) to third parties.

     Pricing on the loans under the Bank Facility is based on the London interbank offered rate (Libor), reset periodically, plus a margin ranging from 1.50% to 3.0%, depending on the ratings that Moody's, Standard & Poor's and Duff & Phelps assign the loans from time to time. Currently the loans are rated Caa2 by Moody's, D by Standard & Poor's, and CC by Fitch (formerly Duff & Phelps) resulting in an interest rate currently of Libor + 3.00% (effective from January 1, 2003). These ratings reflect downgrades by all three rating agencies, as a reaction to the termination of the Hedging Contract and the signing of the Standstill Agreement.

     Scheduled amortization of the Bank Facility loans consist of payments of a percentage of the principal of the loans, together with accrued interest, in six-month intervals which commenced June 30, 2000. Scheduled repayments range under the Bank Facility from 0.3% to 5.15% of the current aggregate principal amount of (pound)842.6 million. A principal installment of (pound)30,770,000 (2001: (pound)22,625,000) was due on December 31, 2002 and the final installment due on June 30, 2015 will be (pound)40,725,000, or 4.8% of the (pound)842.6 million aggregate principal amount of the loans. The principal payment due on December 31, 2002 was deferred in accordance with the terms of the Standstill Agreement and the restructuring proposal would make additional changes to the existing amortization schedule.

     In addition, we have an obligation to prepay the coupons on the Eurobonds and to offer to repurchase the bonds if we receive proceeds from (1) certain payments from the UK Government to compensate for any loss of property rights or (2) certain insurance awards. These proceeds shall be applied pro rata among the bondholders and the holders of the coupons of the Eurobonds, taking into account any net payment under the AES Drax Swap. If any bondholder does not exercise its rights pursuant to the offer to purchase, the pro rata portion of the payment allocated to such bondholder shall be applied in repayment of the coupons on the Eurobonds at the net present value of the coupon amount, taking into account any net payment under the AES Drax Swap. InPower Limited has agreed to use any such payments received from a prepayment of the coupons on the Eurobonds to prepay loans made under the Bank Facility.

     The Bank Facility has covenants, events of defaults and representations that match those of the Eurobonds, and InPower Limited and BondPower Limited have agreed that the exercise of their rights and remedies under the Eurobonds will be at the direction of the security trustee for the Senior Lenders. The existence of any event of default would permit the Senior Lenders to accelerate the loans. If the Senior Lenders chose to accelerate the loans, the loans would become immediately due and payable. As the Eurobonds have been pledged to the Senior Lenders as security for the Bank Facility, the Senior Lenders, subject to the terms and conditions of the AES Intercreditor Deed, would have the option to control the enforcement of the Eurobonds.

   Repayment of the Bank Facility and Eurobonds

     Repayment of principal and interest on the loans made under the Bank Facility can be funded only through:

     o payment of the fixed rate coupons on the Eurobonds by us to InPower Limited; and

     o payments (if any) by AES Drax under a swap with Harich (which is back-to-back with a swap between Harich and InPower Limited) (the "Harwich Swap").

     Any such payments shall be made on a pari passu basis with payments due on the bonds and are subject to the cashflow waterfall.

     Application of Principal Payments Received on the Eurobonds

     Under the terms of a subscription agreement between InPower Limited and us, InPower Limited has agreed to subscribe for preference shares issued by us on the maturity date of the Eurobonds. InPower Limited is required to apply all principal payments under the Eurobonds, once all amounts outstanding on the Bank Facility have been paid in full, to that subscription. InPower Limited sold to AES Drax Acquisition Limited the right to receive the preference shares when they are issued in exchange for an up front (pound)425 million payment, which InPower Limited used in part to fund its acquisition of the Eurobonds.

     Swaps with Harich to facilitate InPower Limited Payments

     Payments of principal and interest on the loans by InPower Limited under the Bank Facility are serviced by corresponding payments made by us with respect to the Eurobonds. However, while InPower Limited receives fixed rate interest payments with respect to the Eurobonds, it is required to pay floating rate interest on the loans under the Bank Facility. In addition, the scheduled payments of principal and interest under the Eurobonds do not match scheduled debt service on the loans. As originally modeled, it was likely that, in the early years, amounts payable on the Eurobonds would be insufficient to pay debt service on the loans and in the latter years such amounts would exceed debt service.

     In order to balance its payments and receipts, InPower Limited has entered into a fixed to floating rate swap with Harich, which we refer to as the InPower Swap, which will cover interest payments on the aggregate outstanding principal amount of the loans under the Bank Facility, and Harich has entered into an almost identical fixed to floating swap with AES Drax, which we refer to as the AES Drax Swap, the only difference being that AES Drax will make an additional payment to Harich to finance Harich's expenses and tax liabilities. The intended effect of the swaps is to ensure that interest payments with respect to the Eurobonds will be adjusted to match required debt service under the Bank Facility.

     AES Drax is required under the terms of the Eurobonds to hedge a minimum of 50% of its interest exposure on a two-year rolling basis. It currently has hedged (pound)623 million of its floating rate exposure on a two-year basis and has implemented a hedging program intended to address the requirements under the Eurobonds.

     Mechanics of Swaps

     Under the InPower Swap, InPower Limited receives interest calculated on the basis of a floating rate from Harich, matching the interest on the outstanding principal amount of the loans under the Bank Facility and pays a series of fixed amounts to Harich. The AES Drax Swap is on identical terms except as described above. It is anticipated that in the early years InPower Limited will be the net recipient of payments under the swaps and in the later years AES Drax will be the net recipient. The intended effect is to ensure that interest payments with respect to the Eurobonds combined with the Swaps match required debt service payments under the Bank Facility.

     Harich's only business is to enter into the swaps described in this section, and its obligations to pay under one swap will be conditional on receipt of the corresponding payment under the other swap.

     Impact of Mandatory Prepayments

     The Bank Facility imposes mandatory prepayments on InPower Limited in certain circumstances, including if there is any voluntary prepayment of the Eurobonds. Prepayments under the Bank Facility and the Eurobonds will affect the amounts to be paid under the swaps described above. In the event there is a prepayment under the Bank Facility and the Eurobonds, the swaps with Harich either will be adjusted or an additional swap will be entered into (including the notional amount on which interest is paid and the fixed interest payments and any amounts then owing under the swap transactions) to take account of the prepayment in order to ensure that at such date, payments received with respect to the Eurobonds, as adjusted by the swaps, will be approximately equal to (but not less than) the debt service obligations with respect to the Bank Facility. Any such adjustment may involve payment of an adjustment amount by either InPower Limited or AES Drax, which is intended to balance the effect of payments on the Eurobonds.

     AES Drax has sought to mitigate any possible exposure to fluctuations in the current market price for electricity by entering into contracts relating to the sale of electricity.

     Limits on Distributions under our Finance Obligations

     As typical for a project financing such as the Drax Power Station, all cash receipts are paid into specified accounts and any cash outflows from AES Drax are required to pass through a series of accounts, referred to as the Cashflow Waterfall, established pursuant to the terms of a group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the bonds, which we refer to as the Group Account Agreement. In addition, distributions and other payments to shareholders from which payments on the notes were to be made were only permitted if the financial ratio tests in the Eurobonds, the Bank Facility and the bonds were met. Cash would not be released from the project accounts in the event we failed to meet the required debt service cover ratios. See "Tests and Financial Ratios under the Finance Obligations" and "Description of the Bonds-Restrictions on Distributions" incorporated by reference herein to the description "Description of Bonds" set forth in the F-4 Registration Statement. Since June 30, 2002 no distributions or other payments to shareholders have been or may currently be made. This is due to the failure to satisfy certain ratio tests, the termination of the Hedging Contract and the existence of certain defaults and events of default under the Eurobonds, the Bank Facility and the bonds. The terms of the Cashflow Waterfall and the Group Account Agreement are expected to be reconsidered as part of the debt restructuring proposal being considered by our senior creditors.

     Exposure Account

     AES Drax is required to maintain an exposure account to cover certain balancing charges that may arise under the balancing and settlement code to be introduced under NETA and certain contractual damages. These charges would arise if the Drax Power Station was unable to generate sufficient electrical capacity to satisfy its obligations under contracts or if it over-supplies power.

     AES Drax will be obligated to make deposits into the exposure account if the projected net exposure to balancing charges and similar expenses for the six month period following the date on which the projected net exposure is calculated (generally on each interest payment date) is greater than (pound)15 million, in an amount sufficient to cover such projected exposure.

     Funding of Debt Service Reserve Accounts

     Pursuant to the Group Account Agreement, AES Drax had agreed to maintain a debt service reserve account with a minimum balance, to be funded from cashflow, the Required Balance, which initially was equal to the greater of (a) the aggregate of six months' interest payments on the Eurobonds; six months' interest and principal on the bonds and the net payment by AES Drax under the AES Drax Swap relating to the next interest payment date and (b) (pound)50 million.

     AES Drax was permitted to substitute a letter of credit (or other demand instrument) with a renewable maximum maturity of six months (in an agreed form and from a bank with a rating by Standard & Poor's or Moody's of at least A and A2, respectively (if rated by both)) in lieu of cash in the debt service reserve account. Such letter of credit (or other demand instrument) was required to have a face value equal to the amount necessary to maintain the minimum balance plus an amount equivalent to interest which would have been earned on such amount in the debt service reserve account. Letters of credit were utilized to fund the Required Balance due at December 31, 2002.

     The Required Balance was funded via a letter of credit from Canadian Imperial Bank of Commerce (CIBC) totaling (pound)52.25 million and the balance of the (pound)104.5 million, being provided from the Bank of America, backed by the AES Corp revolver. However, as part of the Standstill Arrangements a demand was made on the Standstill Date under the DSRA Letter of Credit issued by CIBC for the maximum amount available of (pound)52.25 million.

     These funds were used in part to fund the Collateral Financing Account and to pay the debt service payments that were due on December 31, 2002 to the Senior Lenders. On the Standstill Date, (pound)52.25 million was transferred from CIBC into the Debt Service Reserve Account. On the same day, all of the funds held in the Holding Account, which was a further (pound)58.7 million were also transferred into the Debt Service Reserve Account. On December 11, 2002 (pound)15 million was transferred from the Debt Service Reserve Account to the Collateral Financing Account. Finally, on December 30, 2002, (pound)53.4 million was transferred from the Debt Service Reserve Account to the Proceeds Account and used to make the debt service payments of:

     o    Eurobond interest payment to Inpower Limited

     o    amounts due in respect of the Harich Swap to Inpower Limited

     o payments due to the interest rate swap and currency swap counterparties

     o    payment of the bond interest payments due on December 31, 2002

     Under the Standstill Agreement, the Security Trustee may also make a further demand against the remaining letter of credit of up to (pound)15.4 million. However, no such demand has yet been received. It is envisaged that as part of the restructuring process that all of the funds available, (pound)52.25 million, under the remaining letter of credit with Bank of America will be called by the Security Trustee.

     We anticipate that the arrangements for the funding of debt service reserve accounts will be revised as part of any restructuring with the senior creditors, although there can be no assurance that any such restructuring will be achieved.

Key UK Tax Assumptions

     The financing of the Acquisition was structured to enhance the cash flows available to service the Finance Obligations and to make distributions sufficient to pay principal and interest on the notes as well as make distributions to AES. The structure is premised on the following key tax assumptions, which we refer to as the key tax assumptions:

     o interest payable with respect to the Eurobonds and the bonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

     o payments on the notes, the bonds and the Eurobonds will not be subject to UK withholding tax as a result of the notes, the bonds and the Eurobonds being eurobonds listed on a recognized stock exchange (within the meaning of Section 841 of the Income and Corporation Taxes Act 1988), or otherwise;

     o there will be no UK tax levied on AES Drax Acquisition Limited in respect of the shares which it purchased from InPower Limited under the forward purchase agreement referred to above under "Information on the Company-Financing" (or of the right to these shares);

     o there will be no apportionment under the controlled foreign company rules of any chargeable profits and creditable tax to us or AES Drax Acquisition Limited in any accounting period of either company under UK tax law; and

     o    the Eurobonds will not be repaid early.

     The above is not a full list of the UK tax assumptions on which the acquisition structure is premised. If any of the above or other tax assumptions prove to be incorrect, it could materially adversely affect our levels of cash flows available to service our debt obligations.

Cash Flows

     Operations

     Under the Standstill Arrangement, our Senior Lenders and certain bondholders have agreed to certain amendments and waivers to their respective financing documents which permitted AES Drax to have access to (pound)30 million of funds previously unavailable under the financing documentation, (pound)15 million of which was released from the insurance reserve account, set up previously as part of the bank waiver/insurance renewal process in the first half of 2002. These funds, subject to certain consent rights of the steering committee of the Senior Lenders and the ad hoc committee of bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     A portion of the coupon due on December 31, 2002 on the Eurobonds, equivalent to the interest due on the Bank Facility, and the interest on the bonds were paid on the due date from our debt service reserve accounts. The Debt Service Reserve Account for payments on the Eurobonds and bonds was fully funded, and we obtained the necessary waivers to permit such funds to be used to make payments due at the year-end. The requisite amendments and waivers necessary were reflected in the terms of the Standstill Agreement. In addition, the Eurobond Trustee agreed not to enforce security during the standstill period notwithstanding that the portion of the coupon due to the holders of the Eurobonds on December 31, 2002 equivalent to the principal payment due under the Bank Facility was not made.

     The downgrades of our debt increased the interest payable on the Eurobonds, where the margin above GBP LIBOR has now increased to 300 basis points.

     Based on cashflow forecasts prepared on the basis of the measures being implemented and the additional credit support and working capital that has been made available as part of the Standstill Agreement, as well as AES Drax's implementation of an electricity trading strategy as a fully merchant plant, AES Drax believes that it will have adequate cashflow to satisfy its operational needs through December 2003. However, AES Drax does not have sufficient funds to satisfy its debt obligations and is currently in discussions with its Senior Lenders and an ad hoc committee of bondholders regarding the restructuring of these obligations. AES Drax does not expect to have the ability to make distribution to permit payments on the notes and is not currently engaged in any formal discussions regarding the notes. No assurance can be given that any successful restructuring will be achieved and that any restructuring will be agreed or implemented prior to the Standstill Termination Date, or that such period would be extended.

     The table below shows our estimates of the debt service payable (interest and principal) under the current terms of our Finance Obligations on each source of debt over the next five years. The cash flow from the operations of the Drax Power Station is not currently sufficient to meet these obligations and if a consensual restructuring was to be agreed, we would expect these amounts to change as a result of the ongoing consideration of our restructuring proposal by certain of our senior creditors.

                               2003              2004              2005               2006               2007
                         ((pound)million)  ((pound)million)   ((pound)million)   ((pound)million)  ((pound)million)
                         ----------------  ----------------   ----------------   ----------------  ----------------
Eurobonds                     111.6              112.1             102.8              103.5              103.5
Bonds                          36.5              36.5               36.5               36.5              36.5
Notes                          31.6              31.6               31.6               31.6              31.6

     As of December 31, 2002, our known contractual obligations are as follows:

                                                   Payment due by period (amounts in millions)
                            --------------------------------------------------------------------------------------
Contractual obligations           Total       Less than 1 year   1 to 3 years     3 to 5 years      Over 5 years
-------------------------   ----------------  ---------------   -------------    -------------    ----------------
Indebtedness.............   (pound)  2,125.0   (pound)    --    (pound)    --    (pound)    --    (pound)  2,125
Purchase Obligations.....   (pound)      0.6   (pound)   0.2    (pound)   0.3    (pound)   0.1    (pound)     --
                            (pound)            (pound)          (pound)          (pound)          (pound)
                            -------  -------   -------   ---    -------   ---    -------   ---    -------  -------
Total                       (pound)  2,125.6   (pound)   0.2    (pound)   0.3    (pound)   0.1    (pound)  2,125.0

     Under UK GAAP, there is no amortization of the Eurobonds, the bonds or the notes disclosed on the balance sheet and the coupon payments made by us in respect of the Eurobonds are matched to the amortization profile of the Bank Facility, via the Harich Swap. The cash payments made are shown in the table above which summarises the debt service payable in cash terms. Following the loss of the Hedging Contract, we undertook a full review of the carrying value of all assets, which has resulted in a write-off in our fourth quarter results (see "Results of Operations").

     Investing Activities

     We engaged in no material investing activities for the quarter ended December 31 2002, other than the capital expenditure that was agreed as part of our annual budget. During the year, we have spent (pound)5,224,000 (2001:
(pound)6,119,000, 2000: (pound)11,993,000) on various capital projects, including most significantly, the replacement of motors on PA fans in 2002, the installation of low NOx burners on Unit 1 in 2001 and replacement of the generator rotor on Unit 3 in 2000.

     Financing Activities

     We engaged in no material financing activities for the quarter ended December 31, 2002.

     On December 31, 2002 AES Drax Holdings used cash from the senior debt service reserve account to pay the interest due on the bonds and a portion of the coupon on the Eurobonds equal to the interest due under the Bank Facility.

Trend Information

     See "Information on the Company--Significant Developments During 2002 and Recent Developments."

Item 6.  Directors, Senior Management and Employees

     Neither we nor any of our subsidiaries, other than AES Drax, has any operations or any management or employees. AES Drax's managers are appointed by AES from time to time and hold their positions at the discretion of AES Electric Limited, the AES subsidiary responsible for overseeing AES's power plant assets in the UK. AES Electric Limited may elect to appoint additional managers from time to time.

     The following tables set forth certain information concerning the management team of AES Drax as of March 31, 2003.

Senior Management

                      Name              Age              Position
                      ----              ---              --------
        Garry Levesley..............    42     President & Plant Manager
        Cassim Mangerah.............    34     Head of Commodity Risk Management
        Ian Foy.....................    44     Sales & Marketing Manager
        John Lowen..................    51     Commercial Manager
        John Prickett...............    51     Generation Business Manager
        Martin Jenkins..............    45     Engineering & Maintenance Manager
        Roddy Mackinnon.............    37     Chief Financial Officer


     Garry Levesley, AES Drax's President and Plant Manager, was promoted in 2002 to the level of Vice-President of the global AES Corporation having worked with AES since September 1994 and replaced Naveed Ismail on September 10, 2002 as Station Manager and President of AES Drax Power Limited, thus enabling Naveed Ismail to focus on other AES Power plants in the UK. His experience within AES covers the construction and operation of the Medway Power Plant in Kent, Plant Manager of power plants in Hungary, management of the Altai Energo utility in Kazakhstan and for the past 3 years he lived in Moscow where he was leader of the AES Silk Road Group, which manages all AES businesses in the Former Soviet Union and Central Asia. The appointment of Mr Levesley as a Vice President of AES Corporation and as President and Station Manager of AES Drax Power Station reflects the importance of Drax within the AES Corporation Portfolio.

     Cassim Mangerah, Head of Commodity Risk Management at Drax, is an Engineering Graduate who also qualified as a Chartered Accountant with the Financial Services Group of KPMG London. Since leaving KPMG in 1997 he has worked exclusively as a Power Trading and Risk Management professional. He joined Enron's Continental Power Trading Group during the growth phase of the traded power markets in Europe. After three and a half years at Enron, he joined Williams in 2001 to help them set up their European trading operations and was their first local hire. Cassim joined AES in his current role in January 2003.

     Ian Foy is the Sales & Marketing Manager of AES Drax. Mr. Foy has been with the Drax Power Station for over 20 years. He transferred to AES from National Power with the acquisition of the Drax Power Station and has been involved in commercial operations at the Drax Power Station for the past six years.

     John Lowen, AES Drax's Commercial Manager, is a member of AES Drax's leadership team. Mr. Lowen is a qualified management accountant, who joined AES in January 1997. He worked initially in Hungary and then spent two years as an accountant at the Medway plant in Kent. Prior to joining AES, he held a number of senior financial posts within British Coal. John has been part of the Drax project team throughout the acquisition process.

     John Prickett, AES Drax's Generation Business Manager, is a qualified Mechanical and Electric HNC, who came to the Drax Power Station in 1973 as an instrument mechanic assisting in the commissioning of the power station. He has held a number of positions at the Drax Power Station since that time, including Process Supervisor in Generation from May 1992-February 1997 and Shift Manager from February 1997-April 2000. Since April 2000, John has served as the Generation Business Manager.

     Martin Jenkins, Engineering & Maintenance Manager for AES Drax Power Ltd, was trained as an engineer by the CEGB and holds a BSc (Hons) and a Certificate in Management. He has worked in a number of power plants in the UK and overseas where he has held engineering posts in operations, commissioning and maintenance. He has worked at Drax since 1986 as an engineer, Shift Manager, Project (Outage) Manager and (since September 2001) the Engineering & Maintenance Manager.

     Roddy Mackinnon, Chief Financial Officer of AES Drax Power Limited, qualified as a Chartered Accountant in 1990 and is a member of the Institute of Chartered Accountants of Scotland. He previously worked for Deloitte & Touche in Glasgow and then spent two years with them in Bermuda, before joining National Power in 1992. He transferred to AES from National Power with the acquisition of the Drax Power Station and has been led the finance team at the Drax Power Station for the past six years.

Directors

                                                                                 Director
             Name                Age              Position                        since
-------------------------------  ---     -----------------------------     -----------------
Garry Levesley.................  42      President & Plant Manager (1)      21 October 2002
John Turner....................  44      Project Director                    26 August 1999
Neil Hopkins...................  38      Group Accountant                    26 August 1999
Lord Taylor of Blackburn.......  73      Non-Executive Director               18 May 2001
Joseph Brandt..................  38      Group Manager (1)                  21 October 2002
Naveed Ismail..................  41      Group Manager (1)                    31 May 2002
Angela Padbury.................  26      Company Secretary                        N/A

----------------
(1)  New Directors appointed in 2002.

     Neil Hopkins joined Ernst & Young in 1986. He qualified as a chartered accountant in 1989. He spent three years working with Ernst & Young in Toronto from 1990 to 1993. He joined AES in 1995 and is currently Finance Director of Electric, Horizons and Sirocco. He holds Director and Company Secretary positions in nearly all UK registered AES companies.

     John Turner, the Project Director for AES Drax, joined Schlumberger in 1980 and held numerous engineering and management positions in the Middle East and North Sea regions. In 1988, Mr. Turner was seconded as a consultant to a German oil and gas company. In 1992, he served as Country Manager in P.R.China with Schlumberger and in 1994 transferred to Paris as a Project Manager. He joined AES in 1996, initially as a Development Manager working on AES's business development activities in the UK and Central and Eastern Europe.
 In 1999, he became Project Director for AES Drax.

     Joseph C. Brandt was appointed a director of AES Drax Holdings Limited on October 21, 2002. Mr. Brandt was appointed Chief Restructuring Officer and Vice President of AES in February 2003. From January 2002 to February 2003, Mr. Brandt was Group Manager for AES Andes, a business group responsible for AES's business interests in Argentina. From 1998 to 2002, Mr. Brandt held various corporate and development positions with AES. Mr. Brandt received a JD from Georgetown University Law Center, an MA from the University of Virginia and an AB from George Mason University and was a Fulbright Scholar at the University of Helsinki, Finland.

     Naveed Ismail was appointed as director in May 2002. Prior to his move to the UK, Mr. Ismail was the President of AES Andes since April 2001, a business group within AES, responsible for all AES businesses activities in Argentina, Chile and Uruguay. Prior to his appointment as leader of this group, Mr. Ismail was President of AES Ekibastuz, a 4000 MW coal fired power plant in Kazakhstan.

     Lord Taylor of Blackburn, a non-executive director of AES Drax, has been an active Member of the House of Lords since his elevation to the peerage in 1978. Since becoming a member of the House of Lords he has served on many government committees including the Select Committee on Science and Technology and the Committee for Foreign Affairs. He is a former member of the Executive of the Commonwealth Parliamentary Association. Lord Taylor's special parliamentary interests include Education, Energy Commonwealth Affairs, Local Government, Information Technology, Railways, and the North West of England. He has a wide knowledge of the workings of UK Government and the Civil Service, and their interface with business and commerce. Lord Taylor is a consultant/adviser to several international companies, including AES since 1998.

Compensation of Management

     The aggregate amount of compensation to be paid by AES Drax to all members of management as a group, on an annual basis for services rendered to AES Drax in all capacities, is estimated to be $1 million. In addition, it is anticipated that AES Drax will make annual payments to its affiliates for services rendered in an amount not to exceed $750,000.

     All members of AES Drax's management will participate in employee benefit plans and arrangements sponsored by AES, including The AES Corporation Incentive Stock Option Plan and other plans which may be established in the future. AES Drax will not reimburse AES for the costs of providing benefits to such person under any other existing plan.

Employees

     Approximately 90% of our employees who operate and maintain the Drax Power Station were formerly employed by National Power Drax Limited. As of December 31, 2002, we employed 490 full-time employees at the Drax Power Station. Approximately 78% of the employees who currently work at the site have been employed there for more than 10 years. The employment contracts of most of the Drax Power Station's employees are covered by a series of company agreements with the unions that are recognized at the plant. We believe that Drax Power Station's employee relations are good.

Board Practices, Share Ownership - Not applicable.

Item 7. Major Shareholders and Related Party Transactions

     We and AES Drax are indirect, wholly owned subsidiaries of AES. Since our formation, AES has provided all of the equity funds for our business and operations. Our and AES Drax's only other sources of funding are AES Drax's internally generated cash flow from the Drax Power Station and amounts which were made available under the Eurobonds and the bridge loans. See "Information on the Company - Financing." In the event of a shortfall between the amount of our commitments and internally generated cash flows from the Drax Power Station, AES is not obligated to provide any loans or equity contributions to make up such shortfall, and there can be no assurances that AES would decide to provide any such loan or equity contribution. Under the Eurobonds and the Bank Facility, however, AES may make certain equity contributions to its subsidiaries in the event of any shortfall in the debt service coverage ratio AESD is required to maintain in order to allow AESD to make dividend payments to its direct and indirect parent companies, including AES Drax Energy.

     AES's existing plants in England and Wales, including AES Indian Queens (Newquay, England), AES Fifoots Point (Newport, Wales (in administrative receivership)), AES Barry (Barry, Wales), participate, and Medway Power Limited (Medway, England) which is operated by an AES affiliate and 25% owned by AES also participates in the wholesale electricity trading markets in England and Wales following implementation of NETA. However, each AES facility is a separate business entity, and there is no assurance that such facilities will not compete with each other in the wholesale electricity trading market following implementation of NETA. The Fifoots Point plant has been put up for sale by its administrative receiver, KPMG.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The Consolidated Financial Statements are included in Item 17 of this Annual Report.

Legal Proceedings

     TXU Administration

     On November 19, 2002, TXU Europe and TXU Europe Group were placed into administration. The TXU group companies creditors' committees have been holding regular meetings, by conference call and in person, since the administrators were appointed. AES Drax is serving on the creditors' committee for both TXU Europe and TXU Europe Group.

     In order to receive information from the administrators in its role as a member of the creditors' committees, AES Drax has been required to sign confidentiality undertakings in relation to all information it receives in such capacity. AES Drax has submitted a claim for capacity damages of approximately (pound)266 million as well as a claim of approximately (pound)85 million for unpaid electricity in the TXU administration.

     Judicial review of transmission losses decision

     AES Drax Power Limited has submitted an application seeking permission for a judicial review of the decision by the Gas and Electricity Markets Authority to implement a zonal transmission losses scheme in England and Wales. Transmission losses are inevitable, with the majority of electricity lost through a function of current flowing through transportation equipment and causing heating of that equipment; these losses increase with distance. Most generation is located in the North of England and Scotland while most demand is in the South. This means electricity is transported long distances from generators to users, which increases losses. Introducing a zonal transmission losses scheme will mean that power stations in the North, such as AES Drax, and customers in the South will suffer a loss. AES Drax has been working with other generators and convened a consortium to take the matter forward.

     British Energy

     AES Drax Power Limited has lodged an application with the European Courts to annul the state aid decision taken by the European Commission in favor of British Energy. In November 2002, the European Commission authorized a (pound)650 million loan that had been granted by UK Government to aid British Energy following the collapse in wholesale power prices. Central to the case made by AES Drax is that the European Commission failed to take into account the impact of the State aid on competitors. The application was filed with the European Court of First Instance in Luxembourg, the European Union's second highest court, in April 2003. The European Commission is currently studying the UK Government's long-term restructuring plan for British Energy, which was submitted to Brussels in March 2003.

     General

     AES Drax Holdings Limited is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Holdings Limited or the other AES Drax companies.

Significant Changes

     Except as described under "Information on the Company--Significant Developments During 2002 and Recent Developments," no significant change has occurred since December 31, 2002, the date of the financial statements included in this annual report.

Item 9. The Offer and Listing

     The bonds and notes are listed on the Luxembourg Stock Exchange.

Item 10. Additional Information

Memorandum and Articles of Association

     AES Drax Holdings Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands (Register No. 92144) on August 26, 1999 under the Companies Law (1998 Revision). The objects of the company are set out in full in clause 3 of the memorandum of association which provides, among other things, that the Company's objects are to issue securities and to engage in or carry on any lawful trade, business or enterprise that the directors deem appropriate.

     Directors. A Director may not vote in respect of any contract or transaction in which he is interested unless the nature of the interest of such Director in such contract or transaction shall be disclosed by him at or prior to its consideration or vote thereon. The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine.

     There is no age limit requirement for the retirement of Directors; however a Director shall be removed from office: (i) if he gives notice that he resigns the office of Director; (ii) if he absents himself from three consecutive meetings of the Board of Directors without special leave of absence and the Directors pass a resolution that he has by reason of such absence vacated the office of Director; (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) if he is found a lunatic or becomes of unsound mind. In addition, the company may by resolution appoint or remove a Director.

     The Directors may exercise all the powers of the company to borrow money. A shareholding qualification for Directors may be fixed by the company in a general meeting, but unless and until so fixed no qualification shall be required. To date, there is no shareholding requirement for Directors.

     Share Capital. The share capital of the company is (pound)2,000,000,000 divided into 2,000,000,000 shares of a nominal or par value of (pound)1.00 each with the power for the company insofar as it is permitted by law, to redeem or purchase any of its shares and to increase or reduce its share capital subject to the provisions of the Companies Law

(1998 Revision) and its articles of association and to issue any part of its share capital with or without any preference, priority or special privilege. No dividend or distribution shall be payable except out of the profits of the company or out of the share premium account or as otherwise permitted by applicable law.

     Under the laws of England which govern certain of our subsidiaries, distributions are payable on a company's shares only out of profits available for distribution. In addition, the ability of an English company or a subsidiary of an English company to make loans to its parent for the purpose of paying interest and/or principal on the bonds or notes is limited by English law relating to the giving of financial assistance by an English company for the purpose of reducing or discharging any liability incurred for the purpose of the acquisition of its shares (or those of any parent company). In order to make such a loan, the board of directors of the company making such a loan must determine that (i) the making of the loan will not result in a diminution in the net assets of the company or, if it does, there are sufficient distributable reserves to absorb the diminution, (ii) immediately after the loan is made, there are no grounds on which the company could be found to be unable to pay its debts and (iii) the company will be able to pay its debts as they come due during the year following the making of the loan. In addition, the auditors for the company must provide a report to the directors that they are not aware of anything that would indicate that the opinions expressed by the directors on items (ii) and (iii) of the previous sentence are unreasonable. If this procedure cannot be satisfied then it will not be possible to make the intercompany loan.

     Voting. Every member who is present in person or by proxy at any general meeting of the company has one vote on a show of hands. On a poll every member who is present in person or by proxy shall have one vote for each share registered in his name in the register of shares. If any sum remains unpaid in relation to a member's shareholding, such member shall not be entitled to vote.

     Liquidation. If the company shall be wound up and there is a surplus, the excess shall be distributed amongst the members in proportion to the capital paid up on the shares held by them.

     Redemption provisions. Subject to the Companies Law (1998 Revision), any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The company has no redeemable shares in issue.

     Calls on capital. The Directors may make calls upon the members in respect of any monies unpaid on their shares.

     Variation of rights. The company may by ordinary resolution alter or amend its memorandum of association otherwise than with respect to its name and objects or to reduce it share capital. The company may by special resolution alter or amend its memorandum of association with respect to its name and objects or to reduce it share capital. If at any time the share capital of the company is divided into different classes, the rights attaching to any class may be varied by special resolution or with the consent in writing of the holders of two thirds of the issued shares of that class. In addition, the company is strictly limited, by the terms of its existing financing documents, in its ability to vary the terms of its articles and memorandum of association.

     Annual and other general meetings. As an exempted company, the company may but is not required to hold an annual general meeting. The business of any such meeting will be stated in the notice for such meeting. The Directors may whenever they see fit convene a general meeting of the company and must convene such a meeting upon the requisition of member of the company. At least 5 days' notice shall be given of an annual or other general meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be transacted. Subject to the limitation described above, members are allowed to attend and vote at general meetings.

     Limitations on foreign shareholders. There are no limitations imposed by Cayman Island law or the company's memorandum or articles of association on the right of non-resident or foreign shareholders to hold or vote the company's shares, other than the limitations that would apply to all of the company's shareholders.

Exchange Controls

     There are currently no UK or Cayman Island laws, decrees or regulations which would prevent the remittance of interest or other payments to non-UK resident holders of the company's bonds or notes.

Material Contracts

     Our material project contracts are described under "Information on the Company - Significant Project Parties." For a description of the Standstill Agreement, see "Information on the Company--Significant Developments During 2002 and Recent Developments--Standstill Agreement signed with Senior Creditors" and the Report on Form 6-K filed with the SEC on December 13, 2002, which we incorporate by reference herein.

Documents on Display

     We filed with the SEC a registration statement on Form F-4 (file no. 333-13096) under the Securities Act with respect to the bonds. This annual report does not contain all the information included in the F-4 Registration Statement and the related exhibits and schedules. The F-4 Registration Statement and the related exhibits and schedules may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You can obtain information on the operation of the public reference facilities by calling 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Statements made in this annual report about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits or schedules or otherwise filed with the SEC.

     Copies of the indentures for the bonds and the notes and other financing documents are available for inspection at the specified office of the trustee and each of the paying agents. We will make available, upon request, to any beneficial owner of notes or bonds the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to John Turner, AES Drax Holdings Limited, 18 Parkshot, Richmond, Surrey TW9 2RG, United Kingdom, or Joseph C. Brandt, The AES Corporation, 1001 North 19 Street, Arlington, VA 22209, U.S.A. In addition, for so long as the notes and bonds are listed on the Luxembourg Stock Exchange, and the rules of such exchange so require, copies of the most recent quarterly unaudited and annual audited financial statements of AES Drax Holdings Limited and the guarantors will be available at the offices of the Luxembourg Paying Agent.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Market Risks

     AES Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We have utilized financial instrument contracts to hedge against such fluctuations. We utilize financial and commodity derivatives solely for the purpose of hedging exposures to market risk. We do not enter into derivative instruments for speculative purposes.

     Interest Rate Risk

     AES Drax is exposed to risk resulting from changes in interest rates as a result of the bank debt that was utilized to finance the purchase of the Drax Power Station. Our Hedging Policy, under the Eurobonds, is that at least 50% of the senior bank debt ((pound)421.3 million) must be hedged. We currently have hedged (pound)565 million of our floating rate exposure, including through cap and floor agreements to effectively fix or limit our interest rate exposure on the underlying financing. See "Operating and Financial Review and Prospects-Liquidity and Capital Resources - Repayment of the Bank Facility and Eurobonds" above. We also refer you to Note 16 of our financial statements.

     From July 1, 2002 one of the interest rate swaps was refinanced and the optionality removed from the swap, which will offer a cash benefit by reducing the principal by 25% and reducing the impact under US GAAP of FAS 133 and its associated volatility.

     AES Drax Power has entered into a number of interest rate swap transactions in order to hedge against the impact of interest rate fluctuations on loans under the Bank Facility. The mark-to-market value (MTM) position on these interest rate swaps as at March 31, 2003 was an adverse position of approximately (pound)(88) million.

     The sensitivity of interest payments on the unhedged portion of the floating rate debt obligations under the Bank Facility is such that if interest rates were to increase by 100 basis points from January 1, 2003, our semi-annual floating rate interest obligation would increase by approximately (pound)4.3 million (2001: (pound)4 million). Similarly, if the interest payable were to decrease by 100 basis points, our semi-annual floating rate interest payment obligation would decrease by (pound)4.3 million (2001: (pound)4 million).

     The actual interest rate payable in respect of the obligations under the Eurobonds during the period from June 30, 2002 to December 31, 2002 was 7.2313%, compared to 7.665% during the period from January 1, 2002 to June 30, 2002. The actual interest rate payable in respect of the period from January 1, 2002 to June 28, 2002 was 6.33625% and from July 1, 2002 to December 31, 2002 was 6.52875%. However, due to the impact of the downgrades of our Senior Debt by the various rating agencies over the last few months this rate increased to 6.99%, from January 1, 2003.

     Foreign Exchange Rate Risk

     AES Drax is exposed to foreign currency risk. A key component of this risk is that some of our monetary obligations are in U.S. Dollars. Therefore, AES Drax is exposed to changes in the U.K. Pound / U.S. Dollar exchange rate. Where possible, we have attempted to limit potential foreign exchange exposure by entering into (pound)200 million of foreign currency swap agreements, to manage our risk related to these foreign currency fluctuations. The weighted average exchange rate which underlies these transactions is (pound)1.00 : $1.5128. Our exposure under these swaps would only increase our interest rate expense if either the (pound)1 to $1 exchange rate increased to greater then $1.67 :
(pound)1.00, or the 6-month GBP LIBOR interest rate increased to approximately 9%. We believe that the hedging currently in place for the U.S. dollar-denominated bonds offers good protection. See Note 16 to the financial statements.

     AES Drax Holdings has entered into a number of foreign exchange swap transactions in order to hedge its currency risk relating to making payments of interest and principal on the U.S. dollar-denominated bonds issued by it. The fair value or mark-to-market (MTM) position on these currency swaps as at March 31, 2003 was a favorable position of approximately (pound)8 million.

     The fair value of the currency swaps and interest rate swaps disclosed above are unaudited and have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded. Valuations based upon other models or assumptions may yield different results. The fair value of the swaps disclosed in the financial statements for the years ended December 31, 2002, 2001 and 2000 as part of the US GAAP reconciliations have all been audited as part our auditors normal year end procedures.

     The liabilities of AES Drax Holdings and AES Drax Power to the swap counterparties under the interest rate and currency swaps described above rank pari passu with amounts due in respect of our Eurobonds and bonds. Consequently, assessments of the financial position of AES Drax Holdings must take into account the MTM swap positions, including in the event that, immediate repayment of senior debt was required by the relevant holders. However, there is no intention to imply that any restructuring of the senior debt will involve the total termination of the swaps. In particular, the restructuring proposal was prepared on the basis of limited amendments to the swaps to reflect the restructured element of the senior debt to which the swaps relate.

     Commodity Price Risk

     Following the termination of the Hedging Contract, AES Drax is fully exposed to the impact of market fluctuations in the price of electricity. We have used a hedging strategy, where appropriate, to hedge our financial performance against the effects of fluctuations in electricity commodity prices, although the tenor of such contracts is currently constrained under the Standstill Agreement to the period ending December 31, 2003.

     We have established a commodity risk management group to oversee the implementation of our trading strategy as a merchant power plant. The risk management group is responsible for the procedures and controls necessary to minimize the cash flow risks of the AES Drax generating portfolio. The commodity risk management group intends to manage the Drax Power Station's commodity pricing and delivery risks with exchange traded instruments and over-the-counter derivative products, as well as bilateral contracts, within the limits set by the Finance Obligations. Speculative trading is not permitted under any circumstances. Risks and exposures shall be reported daily and the risk control group shall be responsible for monitoring the underlying assumptions, valuation processes and methodologies in calculating and reporting commodity value at risk and cash flow at risk.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.


                                    PART II

Item 13. Defaults, Dividends, Arrearages and Delinquencies

     As discussed under "Information on the Company--Significant Developments During 2002 and Recent Developments," we are in default under the terms of our Eurobonds and the bonds. Under the Standstill Agreement, the bondholders party thereto have temporarily or permanently waived events of default which would have qualified as a bankruptcy/insolvency event of default, a fundamental event of default.

     Interest due on December 31, 2002 on the bonds and a portion of the coupon due on December 31, 2002 on the Eurobonds equal to the interest payment due under the Bank Facility was paid; however, AES Drax does not currently have sufficient funds to satisfy its debt obligations in full. Although we are currently in discussions with certain of our senior creditors regarding the restructuring of these obligations, no assurances can be given that a successful restructuring can be achieved. For a description of the defaults under the bond indenture and the defaults under the terms and conditions of the Eurobonds, each of which has been temporarily or permanently waived under the Standstill Agreement, see our Report on Form 6-K dated December 13, 2002, which is hereby incorporated by reference into this annual report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     Evaluation of disclosure controls and procedures. The President and Plant Manager and Chief Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in rules under the U.S. Securities Exchange Act) as of a date (the "Evaluation Date") within 90 days of the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

     Changes in internal controls. There were no significant changes in the company's internal controls or to our knowledge, in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

Item 16.  Reserved

                                    EXHIBITS

   Exhibit No.                              Document
   -----------                              --------
       1.1         Articles of Association of AES Drax Holdings Limited*
       1.2         Memorandum of Association of AES Drax Holdings Limited*
       1.3         Articles of Association of AES Drax Power Limited*
       1.4         Memorandum of Association of AES Drax Power Limited*
       1.5         Articles of Association of AES Drax Limited*
       1.6         Memorandum of Association of AES Drax Limited*
       1.7         Articles of Association of AES Drax Acquisition Limited*
       1.8         Memorandum of Association of AES Drax Acquisition Limited*
       1.9         Articles of Association of AES Drax Electric Limited*
       1.10        Memorandum of Association of AES Drax Electric Limited*
       1.11        Articles of Association of AES Drax Financing Limited*
       1.12        Memorandum of Association of AES Drax Financing Limited*
       2.1 Indenture, dated as of August 2, 2000 among AES Drax Holdings Limited, AES Drax Power Limited, AES Drax Limited, AES Drax Acquisition Limited, AES Drax Electric Limited, AES Drax Financing Limited and The Bank of New York, as Trustee, attaching the form of notation of guarantee*
       2.2 AES English Debenture originally dated November 30, 1999, as amended and restated on April 10, 2000*
       2.3         Supplemental AES English Debenture dated August 2, 2000*
       2.4 Share Mortgage over shares in AES Drax Limited created by AES Drax Electric Limited and AES Drax Financing Limited, dated November 30, 1999, as amended and restated on April 10, 2000 and further amended and restated on August 2, 2000* Supplemental to the Share Mortgage over shares in AES Drax Limited
       2.5 Share Mortgage over shares in AES Drax Holdings Limited created by AES Drax Acquisition Limited, dated November 30, 1999, as amended and restated on April 10, 2000 and further amended and restated on August 2, 2000*
                   Share Mortgage over shares in AES Drax Electric Limited created by AES Drax Holdings
       2.6 AES Intercreditor and Security Trust Deed originally dated November 30, 1999, as restated on April 10, 2000 and as further amended and restated on August 2, 2000*
       2.7         Supplemental Indenture dated as of December 12, 2002****
       4.1 Share Sale and Purchase Agreement, dated as of August 18, 1999 between AES Drax Limited and National Power plc*
       4.2 Third Supplemental Bond Trust Deed dated as of August 2, 2000 attaching the form of the modified and restated Bond Trust Deed dated as of November 30, 1999*
       4.3 Assignment of Rights to be Allocated Preference Shares dated November 30, 1999*
       4.4 Perpetual Cumulative Preference Share Subscription Agreement dated November 30, 1999*
       4.5         Standstill Agreement ****
       7.1         Computation of Ratio of Earnings to Fixed Charges**
       8.1         Subsidiaries of AES Drax Holdings Limited*
       10.1 AES Drax Holdings Limited Registration Statement on Form F-4 (file no. 333-13096) filed on January 24, 2001***

     * Incorporated by reference to the AES Drax Holdings Limited Registration Statement (file no. 333-13096) on Form F-4 filed on January 24. 2001.

     ** Filed herewith.

     *** Incorporated by reference only to the extent of those certain references in this Annual Report which specifically identify sections of the AES Drax Holdings Limited F-4 Registration Statement as being incorporated by reference herein.

     **** Incorporated by reference to the AES Drax Holdings Limited periodic report on Form 6-K filed on December 13, 2002.

                                   Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                             AES DRAX HOLDINGS LIMITED



                             Date:  May 14, 2003     By: /s/ Garry Levesley
                                                         -----------------------
                                                         Garry Levesley
                                                         Director


                             Date:  May 14, 2003     By: /s/ John Turner
                                                         -----------------------
                                                         John Turner
                                                         Director

     I, Roddy Mackinnon, certify that:

     1. I have reviewed this annual report on Form 20-F of AES Drax Holdings Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 14, 2003


                                          /s/ Roddy Mackinnon
                                          ------------------------------------
                                          Roddy Mackinnon
                                          Chief Financial Officer

     I, Garry Levesley, certify that:

     1. I have reviewed this annual report on Form 20-F of AES Drax Holdings Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 14, 2003


                                          /s/ Garry Levesley
                                          ------------------------------------
                                          Garry Levesley
                                          President and Plant Manager

                                    PART III

Item 17.  Financial Statements

     This appendix to the annual report contains the audited financial statements of the following companies:

                                                                                  Page
A    AES DRAX HOLDINGS LIMITED

     Report and Financial Statements for the year ended 31 December 2002          A1 - 23

B    AES DRAX POWER LIMITED

     Report and Financial Statements for the year ended 31 December 2002          B1 - 18

C    AES DRAX LIMITED

     Report and Financial Statements for the year ended 31 December 2002          C1 - 21

D    AES DRAX ELECTRIC LIMITED

     Report and Financial Statements for the year ended 31 December 2002          D1 - 19

E    AES DRAX ACQUISITION LIMITED

     Report and Financial Statements for the year ended 31 December 2002          E1 - 24

F    AES DRAX FINANCING LIMITED

     Report and Financial Statements for the year ended 31 December 2002          F1 -  6

Company Registration No. 92144



AES DRAX HOLDINGS LIMITED


Financial Statements

31 December 2002





Deloitte & Touche
Leeds

AES DRAX HOLDINGS LIMITED


FINANCIAL STATEMENTS 2002


CONTENTS

Independent auditors' report                                                  1

Consolidated profit and loss account                                          2

Statement of total recognised gains and losses                                2

Consolidated balance sheet                                                    3

Consolidated cash flow statement                                              4

Notes to the accounts                                                         5

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX HOLDINGS LIMITED

We have audited the accompanying balance sheets of AES Drax Holdings Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 28.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX HOLDINGS LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                            Three months ended                     Year ended
                                        Note         31 December     31 December  31 December      31 December        31 December
                                                            2002            2001         2002             2001               2000
                                                     (pound)'000     (pound)'000  (pound)'000      (pound)'000        (pound)'000
                                                      Unaudited        Unaudited
TURNOVER - continuing operations        2                137,661         143,465      524,831          586,103            622,776

Cost of sales                                            (69,604)        (59,115)    (219,462)        (267,204)          (278,218)
                                                     -----------     -----------  -----------      -----------        -----------

GROSS PROFIT                                              68,057          84,350      305,369          318,899            344,558

Administrative expenses - normal                         (49,429)        (48,486)    (188,725)        (175,795)          (170,105)
                        -  exceptional  4               (715,801)              -     (715,801)               -                  -
                                                     -----------     -----------  -----------      -----------        -----------

                                                        (765,230)        (48,486)    (904,526)        (175,795)          (170,105)
                                                     -----------     -----------  -----------      -----------        -----------

OPERATING (LOSS) / PROFIT - continuing
   operations                           3               (697,173)         35,864     (599,157)         143,104            174,453

Interest receivable and other income    5                  5,748           3,372       23,548           14,937             11,862

Interest payable and similar charges    6                (42,943)        (46,888)    (175,442)        (166,011)          (152,365)
                                                     -----------     -----------  -----------      -----------        -----------

(LOSS) / PROFIT ON ORDINARY ACTIVITIES
   BEFORE TAXATION                                      (734,368)         (7,652)    (751,051)          (7,970)            33,950

Tax on (loss) / profit on ordinary
   activities                           7                  9,634          (2,370)         510          (10,885)           (22,435)
                                                     -----------     -----------  -----------      -----------        -----------

(LOSS) / PROFIT ON ORDINARY ACTIVITIES
   AFTER TAXATION                                       (724,734)        (10,022)    (750,541)         (18,855)            11,515

Dividends                                                      -               -            -                -            (14,000)
                                                     -----------     -----------  -----------      -----------        -----------

RETAINED LOSS FOR THE FINANCIAL
   PERIOD/YEAR TRANSFERRED FROM
   RESERVES                             19              (724,734)        (10,022)    (750,541)         (18,855)            (2,485)
                                                     ===========     ===========  ===========      ===========        ===========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX HOLDINGS LIMITED


CONSOLIDATED BALANCE SHEET
31 December 2002

                                                              Note                     2002               2001
                                                                                (pound)'000        (pound)'000
FIXED ASSETS
Intangible assets                                               8                          -           594,610
Tangible assets                                                 9                  1,083,118         1,140,245
                                                                                  ----------        ----------
                                                                                   1,083,118         1,734,855
                                                                                  ----------        ----------
CURRENT ASSETS
Stocks                                                         10                     31,327            62,563
Debtors                                                        11                    514,391           597,099
Cash at bank and in hand                                       12                     85,020            40,796
                                                                                  ----------        ----------
                                                                                     630,738           700,458

CREDITORS: amounts falling due within one year                 13                   (122,351)          (92,482)
                                                                                  ----------        ----------
NET CURRENT ASSETS                                                                   508,387           607,976
                                                                                  ----------        ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                              1,591,505         2,342,831

CREDITORS: amounts falling due after more than one year        14                 (2,125,368)       (2,314,644)


PROVISIONS FOR LIABILITIES AND CHARGES                         17                    (16,878)          (17,388)
                                                                                  ----------        ----------
                                                                                    (550,741)           10,799
                                                                                  ==========        ==========

CAPITAL AND RESERVES
Called up share capital                                        18                     20,051            20,051
Profit and loss account                                        19                   (570,792)           (9,252)
                                                                                  ----------        ----------

TOTAL EQUITY SHAREHOLDERS' DEFICIT                                                  (550,741)           10,799
                                                                                  ==========        ==========


These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors


Garry Levesley
---------------------
Director

AES DRAX HOLDINGS LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002

                                                                      Note                 2002              2001              2000
                                                                                    (pound)'000       (pound)'000       (pound)'000
Net cash inflow from operating activities                               21             170,975           163,866           143,715

Returns on investments and servicing of finance
Interest received                                                                       23,493            14,944            11,535
Interest paid                                                                         (144,672)         (178,074)         (140,302)
                                                                                      --------          --------          --------
Net cash outflow from returns on investments and servicing of
   finance                                                                            (121,179)         (163,130)         (128,767)
                                                                                      --------          --------          --------

Taxation                                                                                  (348)           (9,160)          (19,104)

Capital expenditure
Payments to acquire tangible fixed assets                                               (5,224)           (6,119)          (11,993)
Receipts from sale of tangible fixed assets                                                  -                29             5,500
                                                                                      --------          --------          --------
                                                                                        (5,224)           (6,090)           (6,493)
                                                                                      --------          --------          --------

Equity dividends paid                                                                        -                 -           (14,000)
                                                                                      --------          --------          --------

Cash inflow / (outflow) before use of liquid resources and
financing                                                                               44,224           (14,514)          (24,649)

Management of liquid resources
Increase in restricted cash deposits                                                   (35,101)             (448)           (9,241)

Financing
Prepayment of coupons                                                                        -                 -          (373,551)
New borrowings                                                                               -                 -           400,000
                                                                                      --------          --------          --------
Increase / (decrease) in cash in the year                            22,23               9,123           (14,962)           (7,441)
                                                                                      ========          ========          ========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.       ACCOUNTING POLICIES

         The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted are described below.

         Basis of preparation of financial statements

         Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

         In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

         Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

         On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

         Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

         Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

         The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

         Accounting convention

         The financial statements are prepared under the historical cost convention.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.       ACCOUNTING POLICIES (continued)

         Basis of consolidation

         The group consolidates the accounts of the company and all of its subsidiary undertakings up to 31 December 2002.

         Intangible fixed assets

         Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

         Tangible fixed assets

         Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

         Freehold buildings, plant and machinery    30-40 years
         Fixtures and fittings                        3-5 years

         Investments

         Investments held as fixed assets are stated at cost less provision for any impairment in value.

         Stocks

         Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

         Deferred taxation

         Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

         Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

         FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

         Leased assets

         Operating lease rentals are charged to income in equal annual amounts over the lease term.

         Pension costs

         Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

         Revenue recognition

         Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.       ACCOUNTING POLICIES (continued)

         Deferred finance costs

         Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are shown net of accumulated amortisation of (pound)13.5 million and (pound)8.9 million as of 31 December 2002 and 31 December 2001, respectively.

         Derivatives

         The group enters into various derivative transactions in order to hedge their exposure to certain market risks. The group currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       TURNOVER

         Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

3.       OPERATING (LOSS) / PROFIT

                                                                     Year ended         Year ended        Year ended
                                                                    31 December        31 December       31 December
                                                                           2002               2001              2000
         Operating (loss) / profit is after charging/(crediting):   (pound)'000        (pound)'000       (pound)'000
         Depreciation of owned assets                                    32,854             32,503            31,937
         Amortisation of goodwill                                        33,876             33,876            33,876
         Utilisation of unfavourable contract provision                       -            (17,789)          (25,188)
         Amortisation of deferred financing costs                         4,645              4,777             3,954
                                                                         ======             ======            ======

4.       EXCEPTIONAL ITEMS

                                                                    Year ended           Year ended         Year ended
                                                                   31 December          31 December        31 December
                                                                          2002                 2001               2000
                                                                   (pound)'000          (pound)'000        (pound)'000
         Bad debt expense                                              136,801                   -                   -
         Impairment loss (note 8)                                      579,000                   -                   -
                                                                      --------            --------            --------
                                                                       715,801                   -                   -
                                                                      ========            ========            ========

         On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

4.       EXCEPTIONAL ITEMS (continued)

         As a result, the Company has made 100% provision against all amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

         Also included within administrative expenses is an exceptional item of (pound)579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

         The tax effect of the bad debt expense is (pound)41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.       INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                            Year ended 31      Year ended 31        Year ended
                                                                                 December           December       31 December
                                                                                     2002               2001              2000
                                                                              (pound)'000        (pound)'000       (pound)'000
         Bank interest receivable                                                  23,548             14,937            11,862
                                                                                   ======             ======            ======

6.       INTEREST PAYABLE AND SIMILAR CHARGES

                                                                            Year ended 31      Year ended 31        Year ended
                                                                                 December           December       31 December
                                                                                     2002               2001              2000
                                                                              (pound)'000        (pound)'000       (pound)'000
         Bank and other loans                                                     175,442            166,011           152,365
                                                                                  =======            =======           =======

7.       TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

         a) Analysis of charge in the year                                     Year ended         Year ended        Year ended
                                                                              31 December        31 December       31 December
                                                                                     2002               2001              2000
                                                                              (pound)'000        (pound)'000       (pound)'000
         United Kingdom corporation tax at 30% - current year                           -              4,643            13,970
                                               - prior year                             -                 35               458
                                                                                  -------            -------           -------
                                                                                        -              4,678            14,428

         Deferred tax - Timing differences, origination and reversal                 (662)             6,207             7,953
                      - Adjustment in respect of prior years                          152                  -                54
                                                                                  -------            -------           -------
                                                                                     (510)             6,207             8,007
                                                                                  -------            -------           -------
                                                                                     (510)            10,885            22,435
                                                                                  =======            =======           =======

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


7.      TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES (continued)

        b)   Factors affecting tax charge for the current year

        The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001:
        30%) (2000: 30%). The differences are explained below:

                                                                            Year ended          Year ended          Year ended
                                                                           31 December         31 December         31 December
                                                                                  2002                2001                2000
                                                                           (pound)'000         (pound)'000         (pound)'000
        (Loss) / profit on ordinary activities before tax                     (751,051)             (7,970)             33,950
                                                                              ========              ======              ======

        Tax on profit on ordinary activities at 30% (2001 & 2000: 30%)        (225,315)             (2,391)             10,185
        Effects of:
        Expenses not deductible for tax purposes                               208,568              13,241              11,738
        Capital allowances in excess of depreciation                               662              (6,207)             (7,953)
        Tax losses not utilised                                                 16,085                   -                   -
        Adjustment in respect of prior years                                         -                  35                 458
                                                                              --------              ------              ------

        Current tax charge for the year                                              -               4,678              14,428
                                                                              ========              ======              ======

8.      INTANGIBLE FIXED ASSETS

        The intangible fixed assets comprise of goodwill which arose on the acquisition of AES Drax Power Limited.

                                                Goodwill
                                             (pound)'000
        Cost
        At 1 January 2002                        665,185
        Reclassification                         (11,206)
                                                 -------

        At 31 December 2002                      653,979
                                                 =======

        Amortisation
        At 1 January 2002                         70,575
        Charge for the year                       33,876
        Impairment (note 4)                      549,528
                                                 -------
        At 31 December 2002                      653,979
                                                 =======

        Net book value
        At 31 December 2002                            -
                                                 =======
        At 31 December 2001                      594,610
                                                 =======

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


9.      TANGIBLE FIXED ASSETS

                                                                                   Plant,
                                                               Freehold        machinery,
                                                               land and        fixtures &
                                                              buildings          fittings      Plant spares              Total
                                                            (pound)'000       (pound)'000       (pound)'000        (pound)'000
        Cost
        At 1 January 2002                                       132,181         1,081,136            21,011          1,234,328
        Additions                                                     -             2,794             2,430              5,224
        Disposals                                                     -            (2,414)                -             (2,414)
        Issues                                                        -                 -              (24)                (24)
                                                                -------         ---------            ------          ---------
        At 31 December 2002                                     132,181         1,081,516            23,417          1,237,114
                                                                -------         ---------            ------          ---------

        Accumulated depreciation
        At 1 January 2002                                         9,735            83,342             1,006             94,083
        Charge for the year                                       3,209            29,143               502             32,854
        Disposals                                                     -            (2,413)                -             (2,413)
        Impairment (note 4)                                           -            29,472                 -             29,472
                                                                -------         ---------            ------          ---------
        At 31 December 2002                                      12,944           139,544             1,508            153,996
                                                                -------         ---------            ------          ---------

        Net book value
        At 31 December 2002                                     119,237           941,972            21,909          1,083,118
                                                                =======           =======            ======          =========
        At 31 December 2001                                     122,446           997,794            20,005          1,140,245
                                                                =======           =======            ======          =========

        Freehold land amounting to(pound)1,060,000 (2001:(pound)1,060,000) has not been depreciated.

10.     STOCKS
                                                          2002            2001
                                                   (pound)'000     (pound)'000

        Raw materials and consumables                   31,327          62,563
                                                    ==========      ==========

11.     DEBTORS

                                                           2002            2001
                                                    (pound)'000     (pound)'000

        Trade debtors                                    52,462         104,849
        Amounts owed by immediate parent                    536             531
        Amounts owed by other group companies            68,500          68,500
        Prepayments and other debtors                   392,893         423,219
                                                     ----------      ----------
                                                        514,391         597,099
                                                     ==========      ==========

        Included within other debtors is a coupon prepayment to Inpower of (pound)345.8 million (2001: (pound)360.3 million), VAT receivable of (pound)Nil (2001: (pound)1.8 million), deferred financing costs of(pound)36.7 million (2001: (pound)42.0 million), a swap advance debtor of (pound)1.4 million (2001: swap advance creditor (pound)23.5 million) and an insurance debtor of (pound)0.2 million (2001: (pound)0.5 million).

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

12.     CASH AT BANK AND IN HAND

        Included within the total cash balance are restricted cash deposits amounting to (pound)44,970,000 (2001: (pound)9,689,000). These comprise part of a required balance which needs to be in place on each repayment date.

13.     CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                         2002            2001
                                                  (pound)'000     (pound)'000

        Trade creditors                                15,222           2,679
        Corporation tax                                 1,204           1,556
        Amounts owed to fellow subsidiary               1,702             822
        Amounts owed to ultimate parent                59,617           5,125
        Other creditors and accruals                   44,606          82,300
                                                      -------          ------
                                                      122,351          92,482
                                                      =======          ======

        Included within other creditors is VAT payable of (pound)9.8 million (2001: (pound)28.2 million) and accrued interest of (pound)30.7 million (2001: (pound)Nil million).


14.     CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                              2002         2001
                                                       (pound)'000  (pound)'000

        Other loans (note 15)                            2,125,000    2,125,000
        Retentions                                             368          643
        Amounts owed to fellow subsidiary undertakings           -      189,001
                                                         ---------    ---------
                                                         2,125,368    2,314,644
                                                         =========    =========

        Amounts owed to fellow subsidiary undertakings have no fixed repayment dates, however the directors have indicated that payments will not be requested within one year. No interest is payable on these amounts.

        All retentions are payable within 1 to 2 years.

15.     BORROWINGS

        The borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November, 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on August 2, 2000, the proceeds from which were used to prepay (pound)370 million of interest and the remainder for general corporate purposes. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited, AES Drax Limited and AES Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

        Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

        The Original Bonds bear a fixed rate of interest of 8.86% and interest is payable semi-annually over fifteen years. The New Bonds comprise of $302,400,000 of 10.41% senior secured bonds and (pound)200,000,000 of
        9.07% senior secured bonds, maturing on December 31, 2020 and December 31, 2025 respectively. Interest on the New Bonds is payable semi-annually commencing December 31, 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

15.     BORROWINGS (continued)

                                                      2002              2001
                                               (pound)'000       (pound)'000
        Analysis of loan repayments are:
        After five years
        Original Bonds                           1,725,000         1,725,000
        New Bonds                                  400,000           400,000
                                                 ---------         ---------
                                                 2,125,000         2,125,000
                                                 =========         =========

16.     DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

        The group issues or holds financial instruments for two purposes.

        o Financial instruments relating to the operations, financing and risks of the operating company, AES Drax Power Limited.

        o Financial instruments relating to the financing and risks of the debt holding company, AES Drax Holdings Limited and the consolidated risks of the Group.

        The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group's financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group's financial instruments are interest rate risk, currency risk and liquidity risk.


        Interest Rate Risk

        The Group is partly financed by borrowings at both fixed and floating rates of interest.

        The Original Bonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged (pound)565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Original Bonds.

        For the New Bonds, we currently have (pound)132 million of floating rate exposure.


        Currency Risk

        The Group is partly financed by borrowings in US Dollars. The Group also holds certain US Dollar denominated bank accounts.

        The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 New Bonds issued by AES Drax Holdings Limited in August 2000. At 31 December 2002, currency swaps covered 100% (2001:
        100%) of the nominal amount of the US Dollar borrowings and 100% of the interest cost of these borrowings (2001: 100%).

        There are no material currency risks in the operating company, AES Drax Power Limited.


        Liquidity Risk

        The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

        For the operating company, AES Drax Power Limited, short-term liquidity is provided by a committed bank facility of (pound)15 million (2001:
        (pound)15 million).

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.     DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

        For the holding company, AES Drax Holdings Limited, short-term liquidity is provided by a (pound)52 million letter of credit from Bank of America, which comprises part of the Required Balance on the Debt Service Account as stated in the Facility Agreement with the senior banks. The cash balance on these Debt Service Accounts at 31 December 2002 totalled (pound)44.8 million (2001: (pound)9.7 million).

        The Generation Business

        Hedging

        The operating company, AES Drax Power Limited, earned a significant proportion of its revenues from a Hedging Contract with TXU, before the termination of the contract in November 2002. This allowed AES Drax Power Limited to hedge the risks associated with sales of electricity as a purely merchant facility, into the Pool, where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

        Numerical Disclosures

        The numerical disclosures below deal with financial assets and liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). Certain financial assets and liabilities, such as investments in subsidiary companies, are excluded from the scope of these disclosures. As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosures.

        Interest rate risk profile of financial assets and financial liabilities

        Financial assets

        The interest rate profile of the Group's financial assets was:


Currency                  Total             Floating rate financial       Fixed rate financial      Financial assets on which
                                                     assets                       assets             no interest is received
                    31            31            31            31             31            31            31            31
                  December     December      December      December       December      December      December      December
                   2002          2001          2002          2001           2002          2001          2002          2001
                (pound)000's  (pound)000's  (pound)000's  (pound)000's   (pound)000's  (pound)000's  (pound)000's  (pound)000's
Sterling             84,947        40,690        84,947         40,690             -             -             -             -
Dollar                   73           106            73            106             -             -             -             -
               ---------------------------------------------------------------------------------------------------------------
Total                85,020        40,796        85,020         40,796             -             -             -             -

        The Group's financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

        Financial Liabilities

        After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group's financial liabilities was:

Currency                Total             Floating rate financial      Fixed rate financial      Financial liabilities on
                                                 liabilities                liabilities          which no interest is paid
                  31            31            31           31             31            31            31            31
               December      December      December     December       December      December      December      December
                 2002          2001          2002         2001           2002          2001          2002          2001
             (pound)000's  (pound)000's  (pound)000's (pound)000's   (pound)000's  (pound)000's  (pound)000's  (pound)000's
Sterling      2,125,000      2,125,000     866,775       808,815       833,225       891,185       425,000       425,000
             ---------------------------------------------------------------------------------------------------------------
Total         2,125,000      2,125,000     866,775       808,815       833,225       891,185       425,000       425,000

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.     DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Currency                Fixed rate financial liabilities               Financial liabilities on which no interest is paid
--------                --------------------------------               --------------------------------------------------
               Weighted average interest rate      Weighted average period for which       Weighted average period until
               ------------------------------      ----------------------------------      -----------------------------
                                                             rate is fixed                            maturity
                                                             -------------                            --------
                   31                31                  31                  31                 31                31
                   --                --                  --                  --                 --                --
                December          December            December            December           December          December
                --------          --------            --------            --------           --------          --------
                  2002              2001                2002                2001               2002              2001
                  ----              ----                ----                ----               ----              ----
                    %                 %                Years               Years           (pound)000's      (pound)000's
Sterling          8.951             8.945               16.1                16.6               16.1              16.6

        The floating rate liabilities comprise Original Bonds of (pound)734,775,000 (2001: (pound)676,815,000) and New Bonds of
        (pound)132,000,000 (2001: (pound)132,000,000) that bear interest at rates based upon LIBOR for terms of up to six months.

        The fixed rate liabilities comprise Original Bonds of(pound)565,225,000 (2001:(pound)623,185,000) and New Bonds of(pound)268,000,000 (2001: (pound)268,000,000) that bear interest rates set under the terms of the bonds.

        The financial liability on which no interest is paid is the forward purchase of shares by AES Drax Acquisition Limited.

        Maturity of financial liabilities

        The maturity profile of the Group's financial liabilities was as follows:

                                                              Borrowings
                                                              ----------
                                                          31             31
                                                          --             --
                                                       December       December
                                                       --------       --------
                                                         2002           2001
                                                         ----           ----
                                                     (pound)000's   (pound)000's
In one year or less, or on demand                          -             -
In more than one year but not more than two years          -             -
In more than two years but not more than five years        -             -
In more than five years                                2,125,000     2,125,000


        Fair Value Disclosures

        Set out below is a comparison of book values and fair values of the Group's financial assets and liabilities.

                                                                          31 December 2002               31 December 2001
                                                                          ----------------               ----------------
                                                                        Book            Fair           Book           Fair
                                                                        ----            ----           ----           ----
                                                                        Value           Value          Value          Value
                                                                        -----           -----          -----          -----
                                                                     (pound)000's    (pound)000's   (pound)000's   (pound)000's
Financial assets
Bank deposits                                                           85,020          85,020         40,796         40,796

Primary financial instruments issued to finance the
Group's operations
Long-term borrowings                                                 2,125,000       1,853,337      2,125,000      1,908,309

Derivative financial instruments held to manage the interest rate and currency profile

Interest rate swaps                                                          -         (75,870)            -         (46,982)
Currency swaps                                                               -           7,812             -          13,518

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.     DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

        The fair values of financial assets have been determined by reference to quoted market prices where available. The estimated difference between the book and fair value of such assets is not material.

        The fair value of the long-term borrowings have been determined by reference to either a quoted market value or, the fair values of the unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate, in effect at the balance sheet date.

        The fair value of the currency swaps and sterling and US Dollar denominated bonds have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded.

        The fair value of CFD's have been calculated by reference to management's estimates of future electricity pool prices and potential impact of NETA.

        Gains and losses on financial assets and financial liabilities held or issued for trading

        No gains or losses have been recognised which relate to trading in financial assets and financial liabilities.

        Gains and losses on hedges

        The Group enters into CFDs, EFAs and similar contracts to hedge against fluctuations in the selling price for electricity obtained from the Pool. It also uses interest rate swaps and currency swaps to manage its interest rate profile and currency risk. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of unrecognised gains and losses is as follows:

                                                            Gains         Losses        Total Net
                                                            -----         ------        ----------
                                                        (pound)000's   (pound)000's    (pound)000's
Unrecognised gains and losses on hedges at 1 January
2002                                                        13,518        (46,982)        (33,464)
Gains and losses arising in previous years that were
recognised in the year                                     (13,518)        46,982          33,464
                                                        ----------     ----------      ----------
Gains and losses arising before 1 January 2002 that
were not recognised in the year                                -             -                -
Gains and losses arising in the year that were not
recognised in the year                                       7,812        (75,870)        (68,058)
                                                        ----------     ----------      ----------
Unrecognised gains and losses at 31 December 2002            7,812        (75,870)        (68,058)
                                                        ==========     ==========      ==========
Gains and losses expected to be recognised in the
next financial year                                            -             -                -
Gains and losses expected to be recognised after the
next financial year                                          7,812        (75,870)        (68,058)
                                                        ==========     ==========      ==========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


17.     PROVISIONS FOR LIABILITIES AND CHARGES

                                      At      Current year                 At
                               1 January            credit        31 December
                                    2002                                 2002
                             (pound)'000        (pound)'000       (pound)'000

Deferred taxation                 17,278             (510)             16,768
Reinstatement provision              110                -                 110
                                  ------             ----              ------
                                  17,388             (510)             16,878
                                  ======             ====              ======


        The amount of deferred taxation provided and unprovided in the financial statements are:

                                                                        2002                                  2001
                                                              Provided       Not provided           Provided       Not provided
                                                           (pound)'000        (pound)'000        (pound)'000        (pound)'000
Capital allowances in excess of depreciation                    16,768                  -             17,278                  -
                                                                ======             ======             ======             ======


18.     CALLED UP SHARE CAPITAL

                                                         2002          2001
                                                  (pound)'000   (pound)'000
Group and Company
Authorised
  1,000,000,000 ordinary shares of(pound)1 each     1,000,000     1,000,000
                                                    =========     =========

Called up, allotted and fully paid
  20,051,000 ordinary shares of(pound)1 each           20,051        20,051
                                                    =========     =========

19.     PROFIT AND LOSS ACCOUNT

                                                                  (pound)'000

        At 1 January 2002                                              (9,252)
        Retained loss for the financial year                         (750,541)
        Other reserve movement                                        189,001
                                                                      -------
        At 31 December 2002                                          (570,792)
                                                                     ========

        The other reserve movement relates to an accounting difference arising on group reconstruction within the year.


20.     RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                (pound)'000

        Loss for the financial year                                (750,541)
        Other reserve movement                                      189,001
                                                                   --------

        Net reduction in shareholders' funds                       (561,540)
        Opening shareholders' funds                                  10,799
                                                                   --------
        Closing shareholders' funds                                (550,741)
                                                                   ========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


21. RECONCILIATION OF OPERATING (LOSS) / PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                Year ended   Year ended   Year ended
                                               31 December  31 December  31 December
                                                      2002         2001         2000
                                               (pound)'000  (pound)'000  (pound)'000
Operating (loss) / profit                        (599,157)     143,104      174,453
Depreciation                                       32,854       32,503       31,937
Amortisation of goodwill                           33,876       33,876       33,876
Amortisation of deferred financing costs            4,645        4,777        3,954
Loss on disposal of fixed assets                        -           19            -
Plant spares issues                                    24          155            -
Utilisation of unfavourable contract provision          -      (17,789)     (25,188)
Decrease / (increase) in stocks                    31,236       (2,617)      (7,413)
Decrease / (increase) in debtors                   78,117       20,621     (117,496)
Increase / (decrease) in creditors                 10,380      (50,783)      49,592
Impairment of fixed assets                        579,000            -            -
                                                  -------      -------      -------
                                                  170,975      163,866      143,715
                                                  =======      =======      =======


22.      RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                    2002              2001              2000
                                             (pound)'000       (pound)'000       (pound)'000
Increase / (decrease) in cash in the year          9,123           (14,962)           (7,441)
Cash inflow from increase in debt financing            -                 -          (400,000)
Increase in restricted cash deposits              35,101               448             9,241
                                              ----------        ----------        ----------

Movement in net debt in the year                  44,224           (14,514)         (398,200)
Net debt brought forward                      (2,084,204)       (2,069,690)       (1,671,490)
                                              ----------        ----------        ----------

Net debt carried forward                      (2,039,980)       (2,084,204)       (2,069,690)
                                              ==========        ==========        ==========

23.      ANALYSIS OF CHANGES IN NET DEBT

                                     At 1                            At 31
                                  January                         December
                                     2002       Cash flow             2002
                              (pound)'000     (pound)'000      (pound)'000

Cash at bank and in hand           31,107           9,123           40,230
Restricted cash deposits            9,689          35,101           44,790
                              -----------     -----------      -----------
                                   40,796          44,224           85,020

Other loans                    (2,125,000)              -       (2,125,000)
                              -----------     -----------      -----------
                               (2,084,204)         44,224       (2,039,980)
                              ===========     ===========      ===========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.     PENSION SCHEME FUNDING

        Pension schemes operated

        Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS).

        Regular pension costs - SSAP 24

        Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001: (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001: (pound)1,200,000) plus variations totalling (pound)200,000 (2001: (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

        The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

        At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

        FRS 17

        In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

        The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                               2002        2001
Rate of increase in salaries                                   3.8%        4.0%
Rate of increase of pensions in payment and deferment          2.5%        2.6%
Discount rate                                                  5.4%        5.8%
Inflation assumption                                           2.3%        2.5%

The following contributions were made to the ADPG ESPS during 2002:

                                                      Year ended
                                                     31 December
                                                            2002
                                                (pound)'millions
Company contributions                                       1.6
Member contributions                                        0.6
                                                        =======

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.     PENSION SCHEME FUNDING (continued)

        Analysis of amount charged to Operating Profit:

                                                     Year ended
                                                    31 December
                                                           2002
                                              (pound)' millions

        Current service cost                               1.9
        Past service cost                                    -
        Early Retirement Deficiency cost                   0.4
                                                        ------
        Total Operating cost                               2.3
                                                        ======

        Analysis of amount credited to other finance income:

                                                        Year ended
                                                       31 December
                                                              2002
                                                 (pound)' millions

        Expected return on pension plan assets                3.3
        Less: Interest on pension plan liabilities           (3.2)
                                                           ------
        Net return                                            0.1
                                                           ======

        The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

                                                         2002               2001
                                            (pound)' millions  (pound)' millions

Market value of assets                                   35.8            43.4

Actuarial value of liabilities                          (60.8)          (53.9)
                                                        -----           -----
Deficit in the Scheme                                   (25.0)          (10.5)
Related deferred tax liability (assumed 30% rate)         7.5             3.2
                                                        -----           -----
Net pension liability                                   (17.5)           (7.3)
                                                        =====           =====

Analysis of movement in surplus during the year:

                                                                Year ended
                                                               31 December
                                                                      2002
                                                         (pound)' millions

        Surplus in scheme at 1 January 2002                         (10.5)
        Current service cost                                         (1.9)
        Contributions                                                 2.2
        Early Retirement Deficiency cost                             (0.4)
        Actuarial gain/(loss)                                       (14.4)
                                                                 --------
        Surplus in scheme at 31 December 2002                       (25.0)
                                                                 ========

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.     PENSION SCHEME FUNDING (continued)

        Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

                                                                     Year ended
                                                                    31 December
                                                                           2002
                                                               (pound)' millions

Actual return less expected return on pension scheme assets               (11.8)

Experience gains/(losses) arising on the scheme liabilities                 0.1

Changes in assumptions underlying the present value of the scheme
liabilities                                                                (2.7)
                                                                          -----
Actuarial gain/(loss) recognised in STRGL                                 (14.4)
                                                                          =====

        Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                    2002                 2001
                                                                       (pound)' millions        (pound)' millions
Profit and loss reserve in the financial statements as at year end               (570.8)                (9.3)

Deficit in relation to the ADPG ESPS, net of related deferred tax asset           (17.5)                (7.3)
                                                                                 ------                -----
Profit and loss reserve as adjusted                                              (588.3)               (16.6)
                                                                                 ======                =====


25.      FINANCIAL COMMITMENTS

         In connection with the acquisition of the Drax Power Station, AES Drax Power Limited assumed an unfavourable contract to purchase coal for the plant. The agreement expired in September 2001. Of the total contract, (pound)17,789,000 related to the estimated unfavourable purchase element.


26.      ULTIMATE PARENT COMPANY

         The immediate parent company is AES Drax Acquisition Limited, a company registered in England and Wales.

         The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.


27.      NATURE OF BUSINESS

         The principal activity of the company and its subsidiaries is the ownership and operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.      SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

         This note is provided in addition to the previous financial information for US users of the accounts.

         The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

         Deferred taxation

         Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

         Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

         Pensions

         The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

         Interest

         Under UK GAAP, interest is charged on the (pound)1,725 million Guaranteed Secured Bonds. Under US GAAP, (pound)425 million of the (pound)1,725 million Guaranteed Secured bond is treated as an equity contribution. Therefore, interest under US GAAP is charged on the net (pound)1,300 million.

         The (pound)1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

         Goodwill

         Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognised under US GAAP.

         Severance accrual

         Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.      SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

         Derivative Instruments and Hedging Activities

         In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                       31 December       31 December       31 December       31 December       31 December
                                              2002              2001              2002              2001              2000
                                       (pound)'000       (pound)'000       (pound)'000       (pound)'000       (pound)'000
Net loss under UK GAAP                   (724,734)          (10,022)         (750,541)          (18,855)           (2,485)
US GAAP adjustments:
      Goodwill                              8,469             8,469            33,876            33,876            33,876
      Additional depreciation              (4,838)           (4,838)          (19,350)          (19,350)          (19,350)
      Deferred tax                           (749)            5,293            22,952            14,978            12,303
      Additional depreciation due to
        deferred tax                       (5,081)           (5,081)          (20,326)          (20,326)          (20,326)
      Severance pay expensed in the UK          -                 -                 -                 -            12,053
      Interest                             12,867            11,255            48,370            43,874            44,920
      Unfavourable IT contract                  -                 -                 -                 -             1,995
      Derivative loss                      (1,807)           (6,116)             (251)          (11,762)                -
      Impairment of fixed assets          579,000                 -           579,000                 -                 -
                                         --------          --------          --------          --------           -------
Net (loss) / income under US GAAP        (136,873)           (1,040)         (106,270)           22,435            62,986
                                         ========          ========          ========          ========           =======

                                                 31 December   31 December 2001
                                                        2002        (pound)'000
                                                 (pound)'000

Shareholders' (deficit) / equity under UK GAAP       (550,741)           10,799
US GAAP adjustments:
    Cumulative effect of previous adjustments         497,579           493,459
    Goodwill                                           33,876            33,876
    Additional depreciation                           (19,350)          (19,350)
    Deferred tax                                       22,952            14,978
    Additional depreciation due to deferred tax       (20,326)          (20,326)
    Push down loan adjustment                          48,370            43,874
    Derivatives                                        (5,669)          (48,932)
    Impairment of fixed assets                        579,000                 -
                                                      -------           -------
Shareholders' equity under US GAAP                    585,691           508,378
                                                      =======           =======

         The US GAAP adjustment for deferred taxes would result in an increase in long term assets under US GAAP of (pound)649 million and (pound)669 million and an increase in long term liabilities under US GAAP of (pound)549 million and (pound)682 million, at 31 December 2002 and 31 December 2001, respectively.

         The US GAAP adjustment to reflect the substance of the financing structure would result in a decrease in long term liabilities under US GAAP of (pound)931 million and (pound)913 million and an increase in current liabilities under US GAAP of (pound)49 million and (pound)59 million, at 31 December 2002 and 31 December 2001, respectively.
         Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

AES DRAX HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

        A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                             Year ended          Year ended          Year ended
                                                                            31 December          31 December        31 December
                                                                                   2002                 2001               2000
                                                                            (pound)'000          (pound)'000        (pound)'000
Net cash inflow from operating activities                                       170,975              163,866            143,715
Returns on investments and servicing of finance                                (121,179)            (163,130)          (128,767)
Taxation                                                                           (348)              (9,160)           (19,104)
                                                                            -----------          -----------        -----------
Net cash flows provided by / (used in) operating activities per US GAAP          49,448               (8,424)            (4,156)
                                                                            -----------          -----------        -----------


Capital expenditure                                                              (5,224)              (6,090)            (6,493)
Increase in restricted cash deposits                                            (35,101)                (448)            (9,241)
                                                                            -----------          -----------        -----------
Net cash used in investing activities per US GAAP                               (40,325)              (6,538)           (15,734)
                                                                            ===========          ===========        ===========

Equity dividends paid                                                                -                   -              (14,000)
Prepayments of coupons                                                               -                   -             (373,551)
New borrowings                                                                       -                   -              400,000
                                                                            -----------          -----------        -----------
Net cash provided by financing activities per US GAAP                                -                   -               12,449
                                                                            ===========          ===========        ===========

Increase / (decrease) in cash                                                     9,123              (14,962)            (7,441)
Increase in restricted cash deposits                                             35,101                  448              9,241
Cash brought forward                                                             40,796               55,310             53,510
                                                                            -----------          -----------        -----------
Cash carried forward                                                             85,020               40,796             55,310
                                                                            ===========          ===========        ===========

        Comprehensive income / (loss) under US GAAP is as follows:

                                                                             Year ended          Year ended          Year ended
                                                                            31 December         31 December         31 December
                                                                                   2002                2001                2000
                                                                            (pound)'000         (pound)'000         (pound)'000
        Net (loss) / income under US GAAP                                      (106,270)             22,435              62,986

        Derivative gain / (loss)                                                 (5,418)            (37,170)                  -
        Minimum pension obligation                                               (7,560)                  -                   -
                                                                            -----------         -----------         -----------
        Comprehensive (loss) / income                                          (119,248)            (14,735)             62,986
                                                                            ===========         ===========         ===========

Company Registration No. 3618559





AES DRAX POWER LIMITED


Financial Statements

31 December 2002




Deloitte & Touche
Leeds

AES DRAX POWER LIMITED


FINANCIAL STATEMENTS 2002


CONTENTS                                                          Page


Independent auditors' report                                         1

Profit and loss account                                              2

Statement of total recognised gains and losses                       2

Balance sheet                                                        3

Cash flow statement                                                  4

Notes to the accounts                                                5

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX POWER LIMITED


We have audited the accompanying balance sheets of AES Drax Power Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 24.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX POWER LIMITED


PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                       Three months ended                           Year ended
                                               Note   31 December   31 December      31 December    31 December     31 December
                                                             2002          2001             2002           2001            2000
                                                      (pound)'000   (pound)'000      (pound)'000    (pound)'000     (pound)'000
                                                        Unaudited     Unaudited
TURNOVER - continuing operations                 2        137,661       143,465          524,831        586,103         622,956

Cost of sales                                             (69,603)      (59,115)        (219,462)      (267,204)       (278,218)
                                                          -------       -------         --------       --------        --------
GROSS PROFIT                                               68,058        84,350          305,369        318,899         344,738

Administrative expenses - normal                          (39,596)      (38,428)        (150,024)      (154,449)       (158,014)
                        - exceptional            4       (166,273)            -         (166,273)             -               -
                                                         --------      --------         --------       --------        --------
                                                         (205,869)      (38,428)        (316,297)      (154,449)       (158,014)
                                                         --------      --------         --------       --------        --------

OPERATING (LOSS) / PROFIT - continuing
   operations                                    3       (137,811)       45,922          (10,928)       164,450         186,724

Interest receivable and other income             5          5,749         3,346           23,625         14,834          11,154

Interest payable and similar charges             6        (52,646)       (1,480)         (54,800)        (3,919)              -
                                                         --------      --------         --------       --------        --------

(LOSS) / PROFIT ON ORDINARY ACTIVITIES
   BEFORE TAXATION                                       (184,708)       47,788          (42,103)       175,365         197,878

Tax on (loss) / profit on ordinary activities    7         28,232       (16,414)         (21,024)       (60,975)        (68,306)
                                                         --------      --------         --------       --------        --------

(LOSS) / PROFIT ON ORDINARY ACTIVITIES AFTER
   TAXATION                                              (156,476)       31,374          (63,127)       114,390         129,572

Dividends                                        8              -       (46,845)               -       (125,384)       (121,836)
                                                         --------      --------         --------       --------        --------

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL
   PERIOD / YEAR TRANSFERRED FROM/TO RESERVES   17       (156,476)      (15,471)         (63,127)       (10,994)          7,736
                                                         ========      ========         ========       ========        ========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX POWER LIMITED


BALANCE SHEET
31 December 2002

                                                         Note          2002              2001
                                                                (pound)'000       (pound)'000
FIXED ASSETS
Tangible assets                                              9    1,083,118          1,140,245
                                                                  ---------          ---------

CURRENT ASSETS
Stocks                                                      10       31,327             62,563
Debtors                                                     11      157,687            168,047
Cash at bank and in hand                                    12       84,916             39,790
                                                                  ---------          ---------

                                                                    273,930            270,400

CREDITORS: amounts falling due within one year              13     (102,687)           (92,371)
                                                                  ---------          ---------

NET CURRENT ASSETS                                                  171,243            178,029
                                                                  ---------          ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                             1,254,361          1,318,274

CREDITORS: amounts falling due after more than one year     14      (78,548)           (78,824)

PROVISIONS FOR LIABILITIES AND CHARGES                      15      (16,878)           (17,388)
                                                                  ---------          ---------
                                                                  1,158,935          1,222,062
                                                                  =========          =========

CAPITAL AND RESERVES
Called up share capital                                     16        1,000              1,000
Share premium                                               17    1,204,542          1,204,542
Profit and loss account                                     17      (46,607)            16,520
                                                                  ---------          ---------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                  1,158,935          1,222,062
                                                                  =========          =========

These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Garry Levesley
----------------------
Director

AES DRAX POWER LIMITED


CASH FLOW STATEMENT
Year ended 31 December 2002

                                                                          Note            2002              2001             2000
                                                                                   (pound)'000       (pound)'000      (pound)'000
Net cash inflow from operating activities                                  18          103,463           179,532          183,917

Returns on investments and servicing of finance
Interest received                                                                       23,570            14,841           10,827
Interest paid                                                                          (54,800)           (3,919)               -
                                                                                   -----------       -----------      -----------

Net cash (outflow)/inflow from returns on investments and
  servicing of finance                                                                 (31,320)           10,922           10,827
                                                                                   -----------       -----------      -----------

Taxation                                                                               (21,883)          (59,231)         (68,888)

Capital expenditure
Payments to acquire tangible fixed assets                                               (5,224)           (6,119)         (11,993)
Receipts from sale of tangible fixed assets                                                  -                29            5,500
                                                                                   -----------       -----------      -----------
                                                                                        (5,224)           (6,090)          (6,493)
                                                                                   -----------       -----------      -----------

Equity dividends paid                                                                        -          (125,384)        (121,836)
                                                                                   -----------       -----------      -----------
Cash inflow / (outflow) before use of liquid resources                                  45,126              (251)          (2,473)

Management of liquid resources
Increase in restricted cash deposits                                                   (35,101)             (448)          (9,241)
                                                                                   -----------       -----------      -----------
Increase / (decrease) in cash in the year                                   19          10,025              (699)         (11,714)
                                                                                   ===========       ===========      ===========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.       ACCOUNTING POLICIES

         The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

         Basis of preparation

         Although the company was not incorporated until 11 July 2000, these financial statements have been prepared as if the company had been incorporated as at 30 November 1999 for comparative purposes and include the acquisition of AES Drax Power Limited on 30 November 1999 and its subsequent trading to date, together with the consolidated results of the directly and indirectly owned subsidiaries.

         Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

         In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

         Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

         On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

         Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

         Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

         The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

         Accounting convention

         The financial statements are prepared under the historical cost convention.

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.       ACCOUNTING POLICIES (continued)

         Tangible fixed assets

         Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

         Freehold buildings, plant and machinery                 30-40 years
         Fixtures and fittings                                   3-5 years

         Stocks

         Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

         Deferred taxation

         Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

         Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

         FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

         Leased assets

         Operating lease rentals are charged to income in equal annual amounts over the lease term.

         Pension costs

         Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

         Revenue recognition

         Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

         Derivatives

         The company enters into various derivative transactions in order to hedge its exposure to certain market risks. The company currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

         Deferred finance costs

         Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


2.      TURNOVER

        Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001 and 43.5% and 19.5% of revenues in 2000.


3.      OPERATING PROFIT

                                        Year ended     Year ended     Year ended
                                       31 December    31 December    31 December
                                              2002           2001           2000
Operating profit is after charging:    (pound)'000    (pound)'000    (pound)'000

Depreciation of owned assets                32,854         32,503         31,937
                                          ========       ========       ========


4.       EXCEPTIONAL ITEMS

                                        Year ended     Year ended     Year ended
                                       31 December    31 December    31 December
                                              2002           2001           2000
                                       (pound)'000    (pound)'000    (pound)'000

Bad debt expense                           136,801              -              -
Impairment (note 9)                         29,472              -              -
                                          --------       --------       --------

                                           166,273              -              -
                                          ========       ========       ========

         On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the Company has made 100% provision against all amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

         Also included within administrative expenses is an exceptional item of (pound)29 million in respect of an impairment loss on fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

         The tax effect of the bad debt expense is (pound)41 million. The impairment of fixed assets is non-deductible and so has no tax effect.

5.       INTEREST RECEIVABLE AND SIMILAR INCOME

                                        Year ended     Year ended     Year ended
                                       31 December    31 December    31 December
                                              2002           2001           2000
                                       (pound)'000    (pound)'000    (pound)'000

         Interest receivable                23,625         14,834         11,154
                                            ======         ======         ======

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


6.      INTEREST PAYABLE AND SIMILAR CHARGES

                                                                        Year ended             Year ended         Year ended
                                                                       31 December            31 December        31 December
                                                                              2002                   2001               2000
                                                                       (pound)'000            (pound)'000        (pound)'000
        Bank and other loans (note 20)                                      54,800                  3,919                 -
                                                                            ======                 ======            ======

        As the guarantor of the bonds issued by one of our intermediate parent companies, AES Drax Holdings Limited, we have paid the interest due for the period ended December 31, 2002.

7.      TAX ON PROFIT ON ORDINARY ACTIVITIES

        a) Analysis of charge in the year

                                                                        Year ended             Year ended         Year ended
                                                                       31 December            31 December        31 December
                                                                              2002                   2001               2000
                                                                       (pound)'000            (pound)'000        (pound)'000
        United Kingdom corporation tax at 30% - current year                     -                  4,643            13,949
                                              - prior year                       -                      -               458
        Group relief                                                        21,534                 50,125            45,892
                                                                            ------                 ------            ------
                                                                            21,534                 54,768            60,299

        Deferred tax - Timing differences, origination and reversal           (662)                 6,207             7,953
                     - Adjustment in respect of prior years                    152                      -                54
                                                                            ------                 ------            ------
                                                                              (510)                 6,207             8,007
                                                                            ------                 ------            ------
                                                                            21,024                 60,975            68,306
                                                                            ======                 ======            ======

         b) Factors affecting tax charge for the current year

         The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001:
         30%) (2000: 30%). The differences are explained below:

                                                                          Year ended             Year ended        Year ended
                                                                         31 December            31 December       31 December
                                                                                2002                   2001              2000
                                                                         (pound)'000            (pound)'000       (pound)'000
        (Loss)/profit on ordinary activities before tax                      (42,103)               175,365           197,878
                                                                         ===========            ===========       ===========

        Tax on profit on ordinary activities at 30% (2001 & 2000: 30%)       (12,631)                52,610            59,363
        Effects of:
        Expenses not deductible for tax purposes                              33,503                  8,365             8,431
        Capital allowances in excess of depreciation                             662                 (6,207)           (7,953)
        Adjustment in respect of prior years                                       -                      -               458
                                                                         -----------            -----------       -----------
        Current tax charge for the year                                       21,534                 54,768            60,299
                                                                         ===========            ===========       ===========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


8.       DIVIDENDS

                                                                            Year ended           Year ended          Year ended
                                                                           31 December          31 December         31 December
                                                                                  2002                 2001                2000
                                                                           (pound)'000          (pound)'000         (pound)'000
Dividend on ordinary shares of(pound)Nil (2001:(pound)125.38) (2000:
(pound)121.84) per share                                                             -              125,384             121,836
                                                                               =======              =======             =======


9.       TANGIBLE FIXED ASSETS

                                             Plant,
                             Freehold    machinery,
                             land and    fixtures &
                            buildings      fittings  Plant spares        Total
                          (pound)'000   (pound)'000   (pound)'000  (pound)'000

Cost
At 1 January 2002             132,181     1,081,136       21,011     1,234,328
Additions                           -         2,794        2,430         5,224
Disposals                           -        (2,414)           -        (2,414)
Issues                              -             -         (24)           (24)
                              -------     ---------       ------     ---------
At 31 December 2002           132,181     1,081,516       23,417     1,237,114
                              -------     ---------       ------     ---------

Accumulated depreciation
At 1 January 2002               9,735        83,342        1,006        94,083
Charge for the year             3,209        29,143          502        32,854
Disposals                           -        (2,413)           -        (2,413)
Impairment (note 4)                 -        29,472            -        29,472
                              -------     ---------       ------     ---------

At 31 December 2002            12,944       139,544        1,508       153,996
                              -------     ---------       ------     ---------

Net book value
At 31 December 2002           119,237       941,972       21,909     1,083,118
                              =======       =======       ======     =========
At 31 December 2001           122,446       997,794       20,005     1,140,245
                              =======       =======       ======     =========

         Freehold land amounting to(pound)1,060,000 (2001:(pound)1,060,000) has not been depreciated.


10.      STOCKS

                                                   2002                  2001
                                            (pound)'000           (pound)'000

Raw materials and consumables                    31,327                62,563
                                                 ======                ======

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


11.      DEBTORS

                                                             2002          2001
                                                      (pound)'000   (pound)'000

        Trade debtors                                      52,462       104,849
        Amounts owed by intermediate parent companies      94,516        41,061
        Prepayments and other debtors                      10,709        22,137
                                                          -------       -------
                                                          157,687       168,047
                                                          =======       =======

        Included within other debtors is VAT receivable of(pound)Nil million (2001:(pound)1.8 million), an insurance debtor of(pound)0.2 million (2001:(pound)0.5 million) and a swap advance debtor of(pound)1.4 million (2001: swap advance creditor(pound)23.5 million).


12.     CASH AT BANK AND IN HAND

        Included within the total cash balance are restricted cash deposits amounting to (pound)44,790,000 (2001: (pound)9,689,000). These comprise part of a required balance which needs to be in place on each repayment date.


13.     CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                             2002          2001
                                                      (pound)'000   (pound)'000

        Trade creditors                                    15,222         2,679
        Amounts owed to fellow subsidiary undertakings     12,908           822
        Amounts owed to ultimate parent                    59,515         5,012
        Corporation tax                                     1,204         1,555
        Other creditors and accruals                       13,838        82,303
                                                          -------        ------
                                                          102,687        92,371
                                                          =======        ======

        Included within other creditors is VAT repayable of(pound)9.8 million (2001:(pound)28.2 million).


14.     CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                             2002          2001
                                                      (pound)'000   (pound)'000

        Amounts owed to immediate parent                   78,180        78,180
        Retentions                                            368           644
                                                           ------        ------
                                                           78,548        78,824
                                                           ======        ======

         The amount owed to the immediate parent company has no fixed repayment date, however the directors have indicated that payment will not be requested within one year. No interest is payable on this amount.

         All retentions are payable within 1 to 2 years.

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


15.     PROVISIONS FOR LIABILIITES AND CHARGES

                                     31 December    Current year     31 December
                                            2001          credit            2002
                                     (pound)'000     (pound)'000     (pound)'000

        Deferred taxation                 17,278            (510)         16,768
        Reinstatement provision              110               -             110
                                          ------            ----          ------
                                          17,388            (510)         16,878
                                          ======            ====          ======

        The amount of deferred taxation provided and unprovided in the financial statements are:

                                                                         2002                                  2001
                                                               Provided       Not provided           Provided       Not provided
                                                            (pound)'000        (pound)'000        (pound)'000        (pound)'000

        Capital allowances in excess of depreciation             16,768                  -             17,278                  -
                                                                 ======             ======             ======             ======

16.     CALLED UP SHARE CAPITAL

                                                              2002          2001
                                                       (pound)'000   (pound)'000
        Authorised
          1,000,001 ordinary shares of(pound)1 each          1,000         1,000
                                                             =====         =====

        Called up, allotted and fully paid
          1,000,001 ordinary shares of(pound)1 each          1,000         1,000
                                                             =====         =====

17.      RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                       Profit and
                                    Share capital   Share premium    loss account           Total
                                      (pound)'000     (pound)'000     (pound)'000     (pound)'000
        At 1 January 2002                   1,000       1,204,542          16,520       1,222,062

        Loss for the financial year             -               -         (63,127)        (63,127)
                                            -----       ---------         -------       ---------
        At 31 December 2002                 1,000       1,204,542         (46,607)      1,158,935
                                            =====       =========         =======       =========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


18. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                           Year ended   Year ended   Year ended
                                          31 December  31 December  31 December
                                                 2002         2001         2000
                                          (pound)'000  (pound)'000  (pound)'000

        Operating (loss) / profit             (10,928)     164,450      186,724
        Depreciation                           32,854       32,503       31,937
        Loss on disposal of fixed asset             -           19            -
        Plant spares issues                        24          155            -
        Decrease / (increase) in stocks        31,236       (2,617)      (7,413)
        Decrease / (increase) in debtors       10,415       40,332     (107,666)
        Increase / (decrease) in creditors     10,390      (55,310)      80,335
        Impairment of fixed assets             29,472            -            -
                                              -------      -------      -------
                                              103,463      179,532      183,917
                                              =======      =======      =======


19.     RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                          2002         2001        2000
                                                   (pound)'000  (pound)'000 (pound)'000
        Increase / (decrease) in cash in the year       10,025         (699)    (11,714)
        Increase in restricted cash deposits            35,101          448       9,241
                                                        ------       ------      ------
        Movement in net funds in the year               45,126         (251)     (2,473)
        Net funds brought forward                       39,790       40,041      42,514
                                                        ------       ------      ------
        Net funds carried forward                       84,916       39,790      40,041
                                                        ======       ======      ======


20.     COMMITMENTS AND CONTINGENCIES

        Guaranteed Secured Bonds amounting to (pound)1,725 million are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Guaranteed Secured Bonds and certain related swaps, finance documents and guarantees (note 6). Repayment of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


21.     PENSION SCHEME FUNDING

        Pension schemes operated

        Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS)(note 6).

        Regular pension costs - SSAP 24

        Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001: (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001: (pound)1,200,000) plus variations totalling (pound)200,000 (2001: (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

        The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

        At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the liabilities was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

        FRS 17

        In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

        The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                                2002       2001
        Rate of increase in salaries                            3.8%       4.0%
        Rate of increase of pensions in payment and deferment   2.5%       2.6%
        Discount rate                                           5.4%       5.8%
        Inflation assumption                                    2.3%       2.5%

        The following contributions were made to the ADPG ESPS during 2002:

                                                            Year ended
                                                           31 December
                                                                  2002
                                                      (pound)'millions
        Company contributions                                     1.6
        Member contributions                                      0.6
                                                             ========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


21.     PENSION SCHEME FUNDING (continued)

        Analysis of amount charged to Operating Profit:

                                                                   Year ended
                                                                  31 December
                                                                         2002
                                                            (pound)' millions

        Current service cost                                              1.9
        Past service cost                                                   -
        Early Retirement Deficiency cost                                  0.4
                                                                         ----
        Total Operating cost                                              2.3
                                                                         ====

        Analysis of amount credited to other finance income:

                                                                   Year ended
                                                                  31 December
                                                                         2002
                                                            (pound)' millions

        Expected return on pension plan assets                            3.3
        Less: Interest on pension plan liabilities                       (3.2)
                                                                         ----
        Net return                                                        0.1
                                                                         ====

        The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:


                                                                            2002                 2001
                                                               (pound)' millions    (pound)' millions
        Market value of assets                                             35.8                 43.4

        Actuarial value of liabilities                                    (60.8)               (53.9)
                                                                          -----                -----
        Deficit in the Scheme                                             (25.0)               (10.5)
        Related deferred tax liability (assumed 30% rate)                   7.5                  3.2
                                                                          -----                -----
        Net pension liability                                             (17.5)                (7.3)
                                                                          =====                =====

        Analysis of movement in surplus during the year:

                                                                     Year ended
                                                                    31 December
                                                                           2002
                                                              (pound)' millions

        Surplus in scheme at 1 January 2002                               (10.5)
        Current service cost                                               (1.9)
        Contributions                                                       2.2
        Early Retirement Deficiency cost                                   (0.4)
        Actuarial gain/(loss)                                             (14.4)
                                                                          -----
        Surplus in scheme at 31 December 2002                             (25.0)
                                                                          =====

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

21.     PENSION SCHEME FUNDING (continued)

        Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

                                                                              Year ended
                                                                             31 December
                                                                                    2002
                                                                       (pound)' millions
        Actual return less expected return on pension scheme assets               (11.8)
        Experience gains/(losses) arising on the scheme liabilities                 0.1
        Changes in assumptions underlying the present value of the scheme
        liabilities                                                                (2.7)
                                                                                  -----
        Actuarial gain/(loss) recognised in STRGL                                 (14.4)
                                                                                  =====

        Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                                 2002                2001
                                                                                    (pound)' millions   (pound)' millions
        Profit and loss reserve in the financial statements as at year end                     (46.6)               16.5

        Deficit in relation to the ADPG ESPS, net of related deferred tax asset                (17.5)               (7.3)
                                                                                               -----                ----
        Profit and loss reserve as adjusted                                                    (64.1)                9.2
                                                                                               =====                ====

22.     ULTIMATE PARENT COMPANY

        The immediate parent company is AES Drax Limited, a company registered in the Cayman Islands.

        The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.

23.     NATURE OF BUSINESS

        The principal activity of the company is the operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

24.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

        This note is provided in addition to the previous financial information for US users of the accounts.

        The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

        Deferred taxation

        Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

        Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

        Pensions

        The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

        Push down of acquisition debt

        Under US GAAP the (pound)1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

        Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

        Derivative Instruments and Hedging Activities

        In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

        Push down of acquisition adjustments

        Under US GAAP certain adjustments made in the holding company to record the acquisition of AES Drax Power Limited would be pushed down to the company. These include:

        (1) Adjustment to the carrying value of the plant to reflect the purchase price for the asset

        (2)  Record a liability for the unfavourable coal purchase contract

        (3) Record a liability for the estimated cost of severing certain employees

        (4) Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis

        (5)  Record a liability for the unfavourable IT contract

                                               Three months ended                               Year ended
                                         -----------------------------       --------------------------------------------------
                                         31 December       31 December       31 December        31 December         31 December
                                                2002              2001              2002               2001                2000
                                         (pound)'000       (pound)'000       (pound)'000        (pound)'000         (pound)'000
Net (loss) / income under UK GAAP           (156,476)          (15,471)          (63,127)           (10,994)             7,736
US GAAP adjustments:
      Additional depreciation                 (4,838)           (4,838)          (19,350)           (19,350)           (19,350)
      Deferred tax                              (749)            5,293            22,952             14,978             12,303
      Additional depreciation due                                                                                      (20,326)
        to deferred tax                       (5,081)           (5,081)          (20,326)           (20,326)
      Push down interest                      38,326           (17,215)           (8,610)           (56,543)           (66,201)
      Severance pay expensed in the UK             -                 -                 -                  -             12,053
      Unfavourable coal contract                   -                 -                 -             17,789             25,188
      Unfavourable IT contract                     -                 -                 -                  -              1,995
      Derivative (gain) / loss                (2,287)            2,320             6,942             (9,449)                 -
      Impairment of fixed assets              29,472                 -            29,472                  -                  -
                                            --------           -------           -------            -------            -------
Net loss under US GAAP                      (101,633)          (34,992)          (52,047)           (83,895)           (46,602)
                                            ========           =======           =======            =======            =======

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                            31 December 2002   31 December 2001
                                                 (pound)'000        (pound)'000

Shareholders' equity under UK GAAP                 1,158,935          1,222,062
US GAAP adjustments:
    Cumulative effect of previous adjustments       (299,832)          (277,120)
    Additional depreciation                          (19,350)           (19,350)
    Deferred tax                                      22,952             14,978
    Additional depreciation due to deferred tax      (20,326)           (20,326)
    Push down loan adjustment                         28,055             31,675
    Unfavourable coal contract                             -             17,789
    Derivatives                                      (20,042)           (47,478)
    Impairment of fixed assets                        29,472                  -
                                                   ---------          ---------
Shareholders' equity under US GAAP                   879,864            922,230
                                                   =========          =========

        The US GAAP adjustment to push down the acquisition adjustments and the acquisition debt would result in an increase in long term assets under US GAAP of (pound)1,259 million and (pound)1,298 million, an increase in current liabilities under US GAAP of (pound)49 million and (pound)59 million and an increase in long term liabilities under US GAAP of (pound)1,343 million and (pound)1,493 million at 31 December 2002 and 31 December 2001, respectively.

        Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

        A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                 Year ended          Year ended         Year ended
                                                                31 December         31 December        31 December
                                                                       2002                2001               2000
                                                                (pound)'000         (pound)'000        (pound)'000
Net cash inflow from operating activities                           103,463             179,532            183,917
Returns on investments and servicing of finance                     (31,230)             10,922             10,827
Taxation                                                            (21,833)            (59,231)           (68,888)
                                                                -----------         -----------        -----------
Net cash flows provided by operating activities per US GAAP          50,350             131,223            125,856
                                                                -----------         -----------        -----------

Capital expenditure                                                  (5,224)             (6,090)            (6,493)
Increase in restricted cash deposits                                (35,101)               (448)            (9,241)
                                                                -----------         -----------        -----------
Net cash used in investing activities per US GAAP                   (40,325)             (6,538)           (15,734)
                                                                -----------         -----------        -----------

Equity dividends paid                                                     -            (125,384)          (121,836)
                                                                -----------         -----------        -----------
Net cash used in financing activities per US GAAP                         -            (125,384)          (121,836)
                                                                ===========         ===========        ===========

Increase / (decrease) in cash                                        10,025                (699)           (11,714)
Increase in restricted cash deposits                                 35,101                 448              9,241
Cash brought forward                                                 39,790              40,041             42,514
                                                                -----------         -----------        -----------
Cash carried forward                                                 84,916              39,790             40,041
                                                                ===========         ===========        ===========

AES DRAX POWER LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

        Comprehensive income / (loss) under US GAAP is as follows:

                              Year ended       Year ended         Year ended
                             31 December      31 December        31 December
                                    2002             2001               2000
                             (pound)'000      (pound)'000        (pound)'000

Net loss under US GAAP            (52,047)        (83,895)           (46,602)

Derivative gain / (loss)          (26,984)        (38,029)                 -
Minimum pension obligation         (7,560)              -                  -
                                  -------        --------            -------
Comprehensive loss                (86,591)       (121,924)           (46,602)
                                  =======        ========            =======

Company Registration No. 91616





AES DRAX LIMITED


Financial Statements

31 December 2002





Deloitte & Touche
Leeds

AES DRAX LIMITED



FINANCIAL STATEMENTS 2002

CONTENTS                                                                  Page


Independent auditors' report                                                 1

Consolidated profit and loss account                                         2

Statement of total recognised gains and losses                               2

Consolidated balance sheet                                                   3

Consolidated cash flow statement                                             4

Notes to the accounts                                                        5

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX LIMITED


We have audited the accompanying balance sheets of AES Drax Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 27.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                          Three months ended                           Year ended
                                                    ----------------------------      ---------------------------------------------
                                            Note    31 December      31 December      31 December      31 December      31 December
                                                           2002             2001             2002             2001             2000
                                                    (pound)'000      (pound)'000      (pound)'000      (pound)'000      (pound)'000
                                                      Unaudited        Unaudited
TURNOVER - continuing operations              2         137,661          143,465          524,831          586,103          622,776

Cost of sales                                           (69,603)         (59,115)        (219,462)        (267,204)        (278,218)
                                                       --------         --------         --------         --------         --------
GROSS PROFIT                                             68,058           84,350          305,369          318,899          344,558

Administrative expenses - normal                        (48,065)         (46,897)        (183,900)        (170,536)        (165,035)
                        - exceptional         4        (715,801)               -         (715,801)               -                -
                                                       --------         --------         --------         --------         --------
                                                       (763,866)         (46,897)        (899,701)        (170,536)        (165,035)
                                                       --------         --------         --------         --------         --------
OPERATING (LOSS) / PROFIT - continuing
operations                                    3        (695,808)          37,453         (594,332)         148,363          179,523

Interest receivable and other income          5           5,749            3,347           23,626           14,836           11,405

Interest payable and similar charges          6         (52,646)          (1,480)         (54,800)          (3,919)               -
                                                       --------         --------         --------         --------         --------
(LOSS) / PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                      (742,705)          39,320         (625,506)         159,280          190,928

Tax on (loss) / profit on ordinary            7          28,232          (16,449)         (21,024)         (61,010)         (68,327)
  activities
                                                       --------         --------         --------         --------         --------
(LOSS) / PROFIT ON ORDINARY ACTIVITIES
  AFTER TAXATION                                       (714,473)          22,871         (646,530)          98,270          122,601

Dividends                                     8               -          (46,845)               -         (125,384)        (121,836)
                                                       --------         --------         --------         --------         --------
RETAINED LOSS FOR THE FINANCIAL
  PERIOD / YEAR TRANSFERRED FROM
  RESERVES                                   18        (714,473)         (23,974)        (646,530)         (27,114)             765
                                                       ========         ========         ========         ========         ========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX LIMITED


CONSOLIDATED BALANCE SHEET
31 December 2002

                                                           Note              2002             2001
                                                                      (pound)'000      (pound)'000
FIXED ASSETS
Intangible assets                                             9                 -          594,610
Tangible assets                                              10         1,083,118        1,140,245
                                                                       ----------       ----------
                                                                        1,083,118        1,734,855
                                                                       ----------       ----------
CURRENT ASSETS
Stocks                                                       11            31,327           62,563
Debtors                                                      12           157,687          168,047
Cash at bank and in hand                                     13            84,943           39,816
                                                                       ----------       ----------
                                                                          273,957          270,426

CREDITORS: amounts falling due within one year               14           (97,353)         (98,243)
                                                                       ----------       ----------
NET CURRENT ASSETS                                                        176,604          172,183
                                                                       ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   1,259,722        1,907,038

CREDITORS: amounts falling due after more than one year      15              (368)            (644)

PROVISIONS FOR LIABILITIES AND CHARGES                       16           (16,878)         (17,388)
                                                                       ----------       ----------
                                                                        1,242,476        1,889,006
                                                                       ==========       ==========
CAPITAL AND RESERVES
Called up share capital                                      17                 2                2
Share premium                                                17         1,893,999        1,893,999
Profit and loss account                                      18          (651,525)          (4,995)
                                                                       ----------       ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                        1,242,476        1,889,006
                                                                       ==========       ==========

These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Gary Levesley
-------------------
Director

AES DRAX LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002

                                                           Note           2002           2001           2000
                                                                   (pound)'000    (pound)'000    (pound)'000
Net cash inflow from operating activities                   20         103,463        179,567        172,739

Returns on investments and servicing of finance
Interest received                                                       23,571         14,843         11,078
Interest paid                                                          (54,800)        (3,919)             -
                                                                      --------       --------       --------
Net cash (outflow) / inflow from returns on investments
  and servicing of finance                                             (31,229)        10,924         11,078
                                                                      --------       --------       --------

Taxation                                                               (21,883)       (59,285)       (68,889)

Capital expenditure
Payments to acquire tangible fixed assets                               (5,224)        (6,119)       (11,993)
Receipts from sale of tangible fixed assets                                  -             29          5,500
                                                                      --------       --------       --------
                                                                        (5,224)        (6,090)        (6,493)
                                                                      --------       --------       --------

Equity dividends paid                                                        -       (125,384)      (121,836)
                                                                      --------       --------       --------
Cash inflow / (outflow) before use of liquid resources                  45,127           (268)       (13,401)

Management of liquid resources
Increase in restricted cash deposits                                   (35,101)          (448)        (9,241)
                                                                      --------       --------       --------

Increase / (decrease) in cash in the year                   21          10,026           (716)       (22,642)
                                                                      ========       ========       ========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.   ACCOUNTING POLICIES

     The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

     Basis of preparation

     Although the company was not incorporated until 11 July 2000, these financial statements have been prepared as if the company had been incorporated as at 30 November 1999 for comparative purposes and include the acquisition of AES Drax Power Limited on 30 November 1999 and its subsequent trading to date, together with the consolidated results of the directly and indirectly owned subsidiaries.

     Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

     In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

     Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

     On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

     Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

     The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

     Accounting convention

     The financial statements are prepared under the historical cost convention.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES (continued)

     Basis of consolidation

     The group consolidates the accounts of the company and its subsidiary undertaking up to 31 December 2002.

     Intangible fixed assets

     Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

     Tangible fixed assets

     Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

     Freehold buildings, plant and machinery         30-40 years
     Fixtures and fittings                           3-5 years

     Stocks

     Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

     Deferred taxation

     Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

     Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

     FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

     Leased assets

     Operating lease rentals are charged to income in equal annual amounts over the lease term.

     Pension costs

     Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

     Revenue recognition

     Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

     Derivatives

     The group enters into various derivative transactions in order to hedge their exposure to certain market risks. The group currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

     Deferred finance costs

     Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES (continued)

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   TURNOVER

     Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.


3.   OPERATING (LOSS) / PROFIT

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
     Operating (loss) / profit is after charging /                   (pound)'000     (pound)'000     (pound)'000
     (crediting):
     Depreciation of owned assets                                         32,854          32,503          31,937
     Amortisation of goodwill                                             33,876          33,876          33,876
     Utilisation of unfavourable contract provision                            -         (17,789)        (25,188)
                                                                     ===========     ===========     ===========


4.   EXCEPTIONAL ITEMS

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
     Bad debt expense                                                    136,801               -               -
     Impairment loss (note 9 & 10)                                       579,000               -               -
                                                                     -----------     -----------     -----------
                                                                         715,801               -               -
                                                                     ===========     ===========     ===========

     On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the Company has made 100% provision against all amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

     Also included within administrative expenses is an exceptional item of (pound)579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

     The tax effect of the bad debt expense is (pound)41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


5.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
       Bank interest receivable                                           23,626          14,836          11,405
                                                                     ===========     ===========     ===========


6.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
     Bank and other loans (note 20)                                       54,800           3,919               -
                                                                     ===========     ===========     ===========

     As the guarantor of the bonds issued by one of our intermediate parent companies, AES Drax Holdings Limited, AES Drax Power Limited paid the interest due for the period ended December 31, 2002.


7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

     a) Analysis of charge in the year

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
     United Kingdom corporation tax at 30% - current year                      -           4,643          13,970
                                           - prior year                        -              35             458
     Group relief                                                         21,534          50,125          45,892
                                                                     -----------     -----------     -----------
                                                                          21,534          54,803          60,320

     Deferred tax - Timing differences, origination and reversal            (662)          6,207           7,953
                  - Adjustment in respect of prior years                     152               -              54
                                                                     -----------     -----------     -----------
                                                                            (510)          6,207           8,007
                                                                     -----------     -----------     -----------
                                                                          21,024          61,010          68,327
                                                                     ===========     ===========     ===========

     b) Factors affecting tax charge for the current year

     The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001:
     30%) (2000:30%). The differences are explained below:

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
     (Loss) / profit on ordinary activities before tax                  (625,506)        159,280         190,928
                                                                     ===========     ===========     ===========
     Tax on profit on ordinary activities at 30% (2001 &                (187,652)         47,784          57,278
       2000: 30%)
     Effects of:
     Expenses not deductible for tax purposes                            208,524          13,191          10,537
     Capital allowances in excess of depreciation                            662          (6,207)         (7,953)
     Adjustment in respect of prior years                                      -              35             458
                                                                     -----------     -----------     -----------
     Current tax charge for the year                                      21,534          54,803          60,320
                                                                     ===========     ===========     ===========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


8.   DIVIDENDS

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
    Dividend paid on preference shares of (pound)Nil (2001:
       (pound)73,539) (2000:(pound)71,458) per share                           -         125,384         121,836
                                                                     ===========     ===========     ===========


9.   INTANGIBLE FIXED ASSETS

     The intangible fixed assets comprise of goodwill which arose on the acquisition of AES Drax Power Limited.

                                                                                                        Goodwill
                                                                                                     (pound)'000
     Cost
     At 1 January 2002                                                                                   665,185
     Reclassification                                                                                    (11,206)
                                                                                                     -----------
     At 31 December 2002                                                                                 653,979
                                                                                                     ===========
     Amortisation
     At 1 January 2002                                                                                    70,575
     Charge for the year                                                                                  33,876
     Impairment (note 4)                                                                                 549,528
                                                                                                     -----------
     At 31 December 2002                                                                                 653,979
                                                                                                     ===========
     Net book value
     At 31 December 2002                                                                                       -
                                                                                                     ===========
     At 31 December 2001                                                                                 594,610
                                                                                                     ===========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


10.  TANGIBLE FIXED ASSETS


                                                            Plant,
                                          Freehold      machinery,
                                          land and      fixtures &
                                         buildings        fittings     Plant spares            Total
                                       (pound)'000     (pound)'000      (pound)'000      (pound)'000
     Cost
     At 1 January 2002                     132,181       1,081,136           21,011        1,234,328
     Additions                                   -           2,794            2,430            5,224
     Disposals                                   -          (2,414)               -           (2,414)
     Issues                                      -               -              (24)             (24)
                                        ----------      ----------       ----------       ----------
     At 31 December 2002                   132,181       1,081,516           23,417        1,237,114
                                        ----------      ----------       ----------       ----------
     Accumulated depreciation
     At 1 January 2002                       9,735          83,342            1,006           94,083
     Charge for the year                     3,209          29,143              502           32,854
     Disposals                                   -          (2,413)               -           (2,413)
     Impairment (note 4)                         -          29,472                -           29,472
                                        ----------      ----------       ----------       ----------
     At 31 December 2002                    12,944         139,544            1,508          153,996
                                        ----------      ----------       ----------       ----------
     Net book value
     At 31 December 2002                   119,237         941,972           21,909        1,083,118
                                        ==========      ==========       ==========       ==========
     At 31 December 2001                   122,446         997,794           20,005        1,140,245
                                        ==========      ==========       ==========       ==========

     Freehold land amounting to(pound)1,060,000 (2001:(pound)1,060,000) has not been depreciated.


11.  STOCKS

                                                                                               2002         2001
                                                                                        (pound)'000  (pound)'000
     Raw materials and consumables                                                           31,327       62,563
                                                                                        ===========  ===========


12.  DEBTORS

                                                                                               2002         2001
                                                                                        (pound)'000  (pound)'000
     Trade debtors                                                                           52,462      104,849
     Amounts owed by fellow subsidiary undertakings                                          94,516       41,061
     Prepayments and other debtors                                                           10,709       22,137
                                                                                        -----------  -----------
                                                                                            157,687      168,047
                                                                                        ===========  ===========

     Included within other debtors is VAT receivable of (pound)Nil million (2001: (pound)1.8 million), an insurance debtor of (pound)0.2 million (2001: (pound)0.5 million) and a swap advance debtor of (pound)1.4 million (2001: swap advance creditor (pound)23.5 million).

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


13.  CASH AT BANK AND IN HAND

     Included within the total cash balance are restricted cash deposits amounting to (pound)44,790,000 (2001: (pound)9,689,000). These comprise part of a required balance which needs to be in place on each repayment date.


14.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                              2002         2001
                                                                                       (pound)'000  (pound)'000
     Trade creditors                                                                        15,222        2,679
     Amounts owed to fellow subsidiary undertakings                                          7,575        6,695
     Amounts owed to ultimate parent                                                        59,515        5,012
     Corporation tax                                                                         1,204        1,556
     Other creditors and accruals                                                           13,837       82,301
                                                                                       -----------  -----------
                                                                                            97,353       98,243
                                                                                       ===========  ===========

     Included within other creditors is VAT payable of (pound)9.8 million (2001: (pound)28.2 million).


15.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                              2002         2001
                                                                                       (pound)'000  (pound)'000
     Retentions                                                                                368          644
                                                                                       ===========  ===========

     All retentions are payable within 1 to 2 years.


16.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                                             At         Current              At
                                                                      1 January            year     31 December
                                                                           2002          credit            2002
                                                                    (pound)'000     (pound)'000     (pound)'000
     Deferred taxation                                                   17,278           (510)          16,768
     Reinstatement provision                                                110               -             110
                                                                    -----------     -----------     -----------
                                                                         17,388           (510)          16,878
                                                                    ===========     ===========     ===========

     The amount of deferred taxation provided and unprovided in the financial statements are:

     Group                                                     2002                            2001
                                                       Provided    Not provided        Provided    Not provided
                                                    (pound)'000     (pound)'000     (pound)'000     (pound)'000
     Capital allowances in excess of depreciation        16,768               -          17,278               -
                                                    ===========     ===========     ===========     ===========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


17.  CALLED UP SHARE CAPITAL

                                                                                           2002              2001
                                                                                        (pound)           (pound)
     Authorised
       200 ordinary shares of(pound)1 each                                                  200               200
                                                                                    ===========       ===========
       2,000 preference shares of(pound)1 each                                            2,000             2,000
                                                                                    ===========       ===========

     Called up, allotted and fully paid
       Ordinary shares of(pound)1 each                                                      190               190
                                                                                    ===========       ===========
       Preference shares of(pound)1 each                                                  1,705             1,705
                                                                                    ===========       ===========

     Share Premium                                                                  (pound)'000       (pound)'000
       Share premium on issue of shares                                               1,893,999         1,893,999
                                                                                    ===========       ===========

     The special rights and restrictions attached to and imposed on the Ordinary Shares and the Preference Shares are as follows:-

     Redemption and purchase

     The ordinary shares and preferred shares each have power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (1998 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers herein before contained.

     Allocation of profits and losses

     Profits for each Fiscal Year shall be allocated to the Shareholders in the following order of priority:

     o to the Preferred Shareholders, and if more than one pro rata to the number of Preferred Shares held, in an amount equal to the excess of
          (i) the aggregate Preferred Return accrued from the issuance of the Preferred Shares through to the end of such Fiscal Year over (ii) the aggregate Profits previously allocated for all prior Fiscal Years;

     o to the Preferred Shareholders, and if more than one pro rata to the number of Preferred Shares held, in an amount equal to the excess of
          (i) the aggregate Losses previously allocated to the Preferred Shareholders for all prior Fiscal Years over (ii) the aggregate Profits previously allocated for all prior Fiscal Years;

     o to the Ordinary Shareholders, and if more than one pro rata to the number of Ordinary Shares held, in an amount equal to the excess of
          (i) the aggregate Losses previously allocated to the Ordinary Shareholders for all prior Fiscal Years over (ii) the aggregate Profits previously allocated for all prior Fiscal Years;

     o to the Pre-Conversion Ordinary Shareholders, and if more than one pro rata to the number of Ordinary Shares held, in an amount equal to the excess of (i) one-third (1/3) of the amount allocated to the Preferred Shareholders for all Fiscal Years prior to the conversion over (ii) Profits previously allocated; and

     o the balance, if any, to the Shareholders pro rata in accordance with their Sharing Ratios.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


17.  CALLED UP SHARE CAPITAL (continued)

     Losses for any Fiscal Year shall be allocated to the Shareholders in the following order of priority:

     o until the conversion of the Preferred Shares into Ordinary Shares, first, to each Ordinary Shareholder and, if more than one, pro rata to the number of Ordinary Shares held until its Adjusted Capital Account equals zero, and the balance, if any, to each Preferred Shareholder and, if more than one, pro rata to the number of Preferred Shares held until its Adjusted Capital Account equals zero; and

     o from and after the conversion of the Preferred Shares into Ordinary Shares, to the Ordinary Shareholders, pro rata in accordance with their Sharing Ratios.

     Conversion of preferred shares to ordinary shares

     The holders of the Preferred Shares shall be entitled by notice in writing to the Company at any time on or after the fifth anniversary of the date on which the Preferred Shares are issued (30 November 1999) to convert their Preferred Shares into Ordinary Shares in the manner set out in the Articles of Association at the rate of 0.4423 of an Ordinary Share for every 1 Preferred Share held.

     The Ordinary Shares issued upon conversion shall rank pari passu in all respects with the Ordinary Shares of the Company in issue immediately prior thereto save for any dividends declared or accrued prior to the date of actual conversion.

     Lien of shares

     The Company shall have a first and paramount lien and charge on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or his estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien (if any) thereon. The Company's lien (if any) on a Share shall extend to all dividends or other monies payable in respect thereof.

     Votes of shareholders

     Subject to any rights or restrictions for the time being attached to any class or classes of Shares, on a show of hands every Shareholder of record present in person or by proxy at a general meeting shall have one vote and on a poll every Shareholder of record present in person or by proxy shall have one vote for each Ordinary Share and one vote for each Preferred Share registered in his name in the register of Shareholders.

     Distributions

     Distributions with respect to Shares shall be distributed only when, as, and if distributions are declared by the Directors as follows:

     o to the Preferred Shareholders, if any, and if more than one pro rata to the number of Preferred Shares held, in an amount equal to the excess of (i) the aggregate Preferred Return accrued from the date of the issuance of the Preferred Shares through the end of the current Fiscal Year over (ii) the aggregate distributions previously for the current and all prior Fiscal Years;

     o to the Pre-Conversion Ordinary Shareholders, and if more than one pro rata to the number of Ordinary Shares held, in an amount equal to the excess of (i) one-third (1/3) of the aggregate amount distributed to the Preferred Shareholders for the current and all prior Fiscal Years over (ii) the aggregate distributions previously made for the current and all prior Fiscal Years; provided however, that such amount shall be reduced to the extent necessary to ensure that the profits of the Company attributable to (i) the current Fiscal Year which would otherwise be distributed to such Pre-Conversion Ordinary Shareholders under this paragraph (b) and paragraph (c) do not exceed 25 percent of the total profits of the Company for such Fiscal Year and (ii) any prior Fiscal Year which would otherwise be distributed to such Pre-Conversion Ordinary Shareholders under this paragraph (b) and paragraph (c) do not exceed 25 percent of the total profits of the Company for such Fiscal Year; and

     o the balance, if any, to the Shareholders pro rata in accordance with their Sharing Ratios.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


18.  PROFIT AND LOSS ACCOUNT

                                                                                                     (pound)'000
     At 1 January 2002                                                                                    (4,995)
     Retained loss for the financial year                                                               (646,530)
                                                                                                     -----------
     At 31 December 2002                                                                                (651,525)
                                                                                                     ===========


19.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                                     (pound)'000
     Loss for the financial year                                                                        (646,530)
                                                                                                     -----------
     Net reduction in shareholders' funds                                                               (646,530)
     Opening shareholders' funds                                                                       1,889,006
                                                                                                     -----------
     Closing shareholders' funds                                                                       1,242,476
                                                                                                     ===========


20. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                     Year ended       Year ended      Year ended
                                                                    31 December      31 December     31 December
                                                                           2002             2001            2000
                                                                    (pound)'000      (pound)'000     (pound)'000
     Operating (loss) / profit                                         (594,332)         148,363         179,523
     Depreciation                                                        32,854           32,503          31,937
     Amortisation of goodwill                                            33,876           33,876          33,876
     Loss on disposal of fixed assets                                         -               19               -
     Plant spares issues                                                     24              155               -
     Utilisation of unfavourable contract provision                           -          (17,789)        (25,188)
     Decrease / (increase) in stocks                                     31,236           (2,617)         (7,413)
     Decrease / (increase) in debtors                                    10,415           40,332        (107,657)
     Increase / (decrease) in creditors                                  10,390          (55,275)         67,661
     Impairment of fixed assets                                         579,000                -               -
                                                                    -----------      -----------     -----------
                                                                        103,463          179,567         172,739
                                                                    ===========      ===========     ===========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


21.  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                                  2002             2001             2000
                                                           (pound)'000      (pound)'000      (pound)'000
     Increase / (decrease) in cash in the year                  10,026             (716)         (22,642)
     Increase in restricted cash deposits                       35,101              448            9,241
                                                           -----------      -----------      -----------
     Movement in net funds in the year                          45,127             (268)         (13,401)
     Net funds brought forward                                  39,816           40,084           53,485
                                                           -----------      -----------      -----------
     Net funds carried forward                                  84,943           39,816           40,084
                                                           ===========      ===========      ===========


22.  COMMITMENTS AND CONTINGENCIES

     Guaranteed Secured Bonds amounting to (pound)1,725 million are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Guaranteed Secured Bonds and certain related swaps, finance documents and guarantees (note 6). Repayment of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.


23.  PENSION SCHEME FUNDING

     Pension schemes operated

     Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS).

     Regular pension costs - SSAP 24

     Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001:
     (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001:
     (pound)1,200,000) plus variations totalling (pound)200,000 (2001:
     (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

     The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

     At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the liabilities was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


23.  PENSION SCHEME FUNDING (continued)

     FRS 17

     In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

     The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                                                    2002          2001
     Rate of increase in salaries                                                   3.8%          4.0%
     Rate of increase of pensions in payment and deferment                          2.5%          2.6%
     Discount rate                                                                  5.4%          5.8%
     Inflation assumption                                                           2.3%          2.5%

     The following contributions were made to the ADPG ESPS during 2002:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Company contributions                                                              1.6
     Member contributions                                                               0.6
                                                                                ===========

     Analysis of amount charged to Operating Profit:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions
     Current service cost                                                               1.9
     Past service cost                                                                    -
     Early Retirement Deficiency cost                                                   0.4
                                                                                -----------
     Total Operating cost                                                               2.3
                                                                                ===========

     Analysis of amount credited to other finance income:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions
     Expected return on pension plan assets                                             3.3
     Less: Interest on pension plan liabilities                                        (3.2)
                                                                                -----------
     Net return                                                                         0.1
                                                                                ===========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


23.  PENSION SCHEME FUNDING (continued)

     The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

                                                                                       2002               2001
                                                                          (pound)' millions  (pound)' millions
     Market value of assets                                                            35.8               43.4

     Actuarial value of liabilities                                                   (60.8)             (53.9)
                                                                              -------------      -------------
     Deficit in the Scheme                                                            (25.0)             (10.5)
     Related deferred tax liability (assumed 30% rate)                                  7.5                3.2
                                                                              -------------      -------------
     Net pension liability                                                            (17.5)              (7.3)
                                                                              =============      =============

     Analysis of movement in surplus during the year:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions
     Surplus in scheme at 1 January 2002                                              (10.5)
     Current service cost                                                              (1.9)
     Contributions                                                                      2.2
     Early Retirement Deficiency cost                                                  (0.4)
     Actuarial gain/(loss)                                                            (14.4)
                                                                              -------------
     Surplus in scheme at 31 December 2002                                            (25.0)
                                                                              =============

     Analysis of amount recognised in Statement of Total Recognised Gains and
     Losses:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions
     Actual return less expected return on pension scheme assets                      (11.8)
     Experience gains/(losses) arising on the scheme liabilities                        0.1
     Changes in assumptions underlying the present value of the scheme                 (2.7)
     liabilities
                                                                              -------------
     Actuarial gain/(loss) recognised in STRGL                                        (14.4)
                                                                              =============

     Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                       2002               2001
                                                                          (pound)' millions  (pound)' millions
     Profit and loss reserve in the financial statements as at year end              (651.5)              (5.0)

     Deficit in relation to the ADPG ESPS, net of related deferred tax asset          (17.5)              (7.3)
                                                                              -------------      -------------

     Profit and loss reserve as adjusted                                             (669.0)             (12.3)
                                                                              =============      =============

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.  FINANCIAL COMMITMENTS

     In connection with the acquisition of the Drax Power Station, AES Drax Power Limited assumed an unfavourable contract to purchase coal for the plant. The agreement expired in September 2001.


25.  ULTIMATE PARENT COMPANY

     The immediate parent company is AES Drax Electric Limited, a company registered in the Cayman Islands. The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.


26.  NATURE OF BUSINESS

     The principal activity of the company and its subsidiaries is the ownership and operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

27.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

     Push down of acquisition debt

     Under US GAAP the (pound)1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

     Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


27.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognised under US GAAP.

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                        Three months ended                       Year ended
                                                   --------------------------    -----------------------------------------
                                                   31 December    31 December    31 December    31 December    31 December
                                                          2002           2001           2002           2001           2000
                                                   (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Net (loss)/income under UK GAAP                  (714,473)       (23,974)      (646,530)       (27,114)           765
     US GAAP adjustments:
          Goodwill                                       8,469          8,469         33,876         33,876         33,876
          Additional depreciation                       (4,838)        (4,838)       (19,350)       (19,350)       (19,350)
          Deferred tax                                    (749)         5,293         22,952         14,978         12,303
          Additional depreciation
            due to deferred tax                         (5,081)        (5,081)       (20,326)       (20,326)       (20,326)
          Severance pay expensed in the UK                   -              -              -              -         12,053
          Push down interest                           (38,326)       (17,215)        (8,610)       (56,543)       (66,201)
          Unfavourable IT contract                           -              -              -              -              -
          Derivative gain/(loss)                        (2,287)         2,320          6,942         (9,449)             -
          Impairment of fixed assets                   579,000              -        579,000              -              -
                                                      --------       --------       --------       --------       --------
     Net loss under US GAAP                           (101,633)       (35,026)       (52,046)       (83,928)       (44,885)
                                                      ========       ========       ========       ========       ========

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


27.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                               31 December      31 December
                                                                      2002             2001
                                                               (pound)'000      (pound)'000
     Shareholders' equity under UK GAAP                          1,242,476        1,889,006
     US GAAP adjustments:
         Cumulative effect of previous adjustments                (888,569)        (881,944)
         Goodwill                                                   33,876           33,876
         Additional depreciation                                   (19,350)         (19,350)
         Deferred tax                                               22,952           14,978
         Additional depreciation due to deferred tax               (20,326)         (20,326)
         Push down loan adjustment                                  28,055           31,675
         Derivatives                                               (20,042)         (47,478)
         Impairment of fixed assets                                579,000                -
                                                                ----------       ----------
     Shareholders' equity under US GAAP                            958,072        1,000,437
                                                                ==========       ==========

     The US GAAP adjustment for deferred taxes would result in an increase in long term assets under US GAAP of (pound)649 million and (pound)669 million and an increase in long term liabilities under US GAAP of (pound)549 million and (pound)682 million, at 31 December 2002 and 31 December 2001, respectively.

     The US GAAP adjustment to push down the acquisition debt would result in an increase in long term liabilities under US GAAP of (pound)794 million and (pound)812 million at 31 December 2002 and 31 December 2001, respectively and an increase in current liabilities of (pound)49 million and (pound)59 million at 31 December 2002 and 31 December 2001, respectively.

     Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

AES DRAX LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


27.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                     Year ended      Year ended      Year ended
                                                                    31 December     31 December     31 December
                                                                           2002            2001            2000
                                                                    (pound)'000     (pound)'000     (pound)'000
     Net cash inflow from operating activities                          103,463         179,567         172,739
     Returns on investments and servicing of finance                    (31,229)         10,924          11,078
     Taxation                                                           (21,883)        (59,285)        (68,889)
                                                                      ---------       ---------       ---------
     Net cash flows provided by operating activities per US GAAP         50,351         131,206         114,928
                                                                      ---------       ---------       ---------

     Capital expenditure                                                 (5,224)         (6,090)         (6,493)
     Increase in restricted cash deposits                               (35,101)           (448)         (9,241)
                                                                      ---------       ---------       ---------
     Net cash used in investing activities per US GAAP                  (40,325)         (6,538)        (15,734)
                                                                      ---------       ---------       ---------

     Equity dividends paid                                                    -        (125,384)       (121,836)
                                                                      ---------       ---------       ---------
     Net cash used in financing activities per US GAAP                        -        (125,384)       (121,836)
                                                                      =========       =========       =========

     Increase / (decrease) in cash                                       10,026            (716)        (22,642)
     Increase in restricted cash deposits                                35,101             448           9,241
     Cash brought forward                                                39,816          40,084          53,485
                                                                      ---------       ---------       ---------

     Cash carried forward                                                84,943          39,816          40,084
                                                                      =========       =========       =========

     Comprehensive income / (loss) under US GAAP is as follows:

                                                                     Year ended      Year ended      Year ended
                                                                    31 December     31 December     31 December
                                                                           2002            2001            2000
                                                                    (pound)'000     (pound)'000     (pound)'000
     Net loss under US GAAP                                             (52,046)        (83,928)        (44,885)

     Derivative gain / (loss)                                           (26,984)        (38,029)              -
     Minimum pension obligation                                          (7,560)              -               -
                                                                      ---------       ---------       ---------
     Comprehensive loss                                                 (86,590)       (121,957)        (44,885)
                                                                      =========       =========       =========

Company Registration No. 102237




AES DRAX ELECTRIC LIMITED


Financial Statements

31 December 2002




Deloitte & Touche
Leeds

AES DRAX ELECTRIC LIMITED




FINANCIAL STATEMENTS 2002


CONTENTS                                                               Page


Independent auditors' report                                              1

Consolidated profit and loss account                                      2

Statement of total recognised gains and losses                            2

Consolidated balance sheet                                                3

Consolidated cash flow statement                                          4

Notes to the accounts                                                     5

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX ELECTRIC LIMITED


We have audited the accompanying balance sheets of AES Drax Electric Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 26.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX ELECTRIC LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                       Three months ended                       Year ended
                                          Note     31 December    31 December    31 December    31 December    31 December
                                                          2002           2001           2002           2001           2000
                                                   (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
                                                     Unaudited      Unaudited
TURNOVER - continuing operations            2          137,661        143,465        524,831        586,103        622,776

Cost of sales                                          (69,603)       (59,115)      (219,462)      (267,204)      (278,218)
                                                      --------       --------       --------       --------       --------
GROSS PROFIT                                            68,058         84,350        305,369        318,899        344,558

Administrative expenses - normal                       (48,065)       (46,897)      (183,900)      (170,536)      (165,035)
                        - exceptional       4         (715,801)             -       (715,801)             -              -
                                                      --------       --------       --------       --------       --------
                                                      (763,866)       (46,897)      (899,701)      (170,536)      (165,035)
                                                      --------       --------       --------       --------       --------
OPERATING (LOSS) / PROFIT - continuing
  operations                                3         (695,808)        37,453       (594,332)       148,363        179,523

Interest receivable and other income        5            5,749          3,347         23,626         14,836         11,405

Interest payable and similar charges        6          (52,646)        (1,480)       (54,800)        (3,919)             -
                                                      --------       --------       --------       --------       --------
(LOSS) / PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                     (742,705)        39,320       (625,506)       159,280        190,928

Tax on (loss) / profit on ordinary
  activities                                7           28,232        (16,449)       (21,024)       (61,010)       (68,327)
                                                      --------       --------       --------       --------       --------
(LOSS) / PROFIT ON ORDINARY ACTIVITIES
  AFTER TAXATION                                      (714,473)        22,871       (646,530)        98,270        122,601

Dividends                                   8                -        (46,845)             -       (125,384)      (121,836)
                                                      --------       --------       --------       --------       --------
RETAINED (LOSS) / PROFIT FOR THE
  FINANCIAL PERIOD / YEAR TRANSFERRED
  FROM RESERVES                            18         (714,473)       (23,974)      (646,530)       (27,114)           765
                                                      ========       ========       ========       ========       ========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ELECTRIC LIMITED


CONSOLIDATED BALANCE SHEET
31 December 2002

                                                                                               As restated
                                                                Note                   2002           2001
                                                                                (pound)'000    (pound)'000
FIXED ASSETS
Intangible assets                                                 9                       -        594,610
Tangible assets                                                  10               1,083,118      1,140,245
                                                                                 ----------     ----------
                                                                                  1,083,118      1,734,855
                                                                                 ----------     ----------
CURRENT ASSETS
Stocks                                                           11                  31,327         62,563
Debtors                                                          12                 157,687        168,047
Cash at bank and in hand                                         13                  84,943         39,816
                                                                                 ----------     ----------
                                                                                    273,957        270,426

CREDITORS: amounts falling due within one year                   14                 (97,353)       (98,243)
                                                                                 ----------     ----------
NET CURRENT ASSETS                                                                  176,604        172,183
                                                                                 ----------     ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                             1,259,722      1,907,038

CREDITORS: amounts falling due after more than one year          15              (1,200,369)    (1,389,645)

PROVISIONS FOR LIABILITIES AND CHARGES                           16                 (16,878)       (17,388)
                                                                                 ----------     ----------
                                                                                     42,475        500,005
                                                                                 ==========     ==========
CAPITAL AND RESERVES
Called up share capital                                          17                 505,000        505,000
Profit and loss account                                          18                (462,525)        (4,995)
                                                                                 ----------     ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                                     42,475        500,005
                                                                                 ==========     ==========


These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors


Garry Levesley
----------------------
Director

AES DRAX ELECTRIC LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002

                                                          Notes           2002           2001           2000
                                                                   (pound)'000    (pound)'000    (pound)'000
Net cash inflow from operating activities                  20          103,463        179,567        172,739

Returns on investments and servicing of finance
Interest received                                                       23,571         14,843         11,078
Interest paid                                                          (54,800)        (3,919)             -
                                                                      --------       --------       --------
Net cash (outflow) / inflow from returns on investments
  and servicing of finance                                             (31,229)        10,924         11,078
                                                                      --------       --------       --------

Taxation                                                               (21,883)       (59,285)       (68,889)

Capital expenditure
Payments to acquire tangible fixed assets                               (5,224)        (6,119)       (11,993)
Receipts from sale of tangible fixed assets                                  -             29          5,500
                                                                      --------       --------       --------
                                                                        (5,224)        (6,090)        (6,493)
                                                                      --------       --------       --------

Equity dividends paid                                                        -       (125,384)      (121,836)
                                                                      --------       --------       --------
Cash inflow / (outflow) before use of liquid resources                  45,127           (268)       (13,401)

Management of liquid resources
Increase in restricted cash deposits                                   (35,101)          (448)        (9,241)
                                                                      --------       --------       --------
Increase / (decrease) in cash in the year                  21           10,026           (716)       (22,642)
                                                                      ========       ========       ========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.   ACCOUNTING POLICIES

     The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted are described below.

     Basis of preparation

     Although the company was not incorporated until 11 July 2000, these financial statements have been prepared as if the company had been incorporated as at 30 November 1999 for comparative purposes and include the acquisition of AES Drax Power Limited on 30 November 1999 and its subsequent trading to date, together with the consolidated results of the directly and indirectly owned subsidiaries.

     Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

     In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

     Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

     On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

     Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

     The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES (continued)

     Accounting convention

     The financial statements are prepared under the historical cost convention.

     Basis of consolidation

     The group consolidates the financial statements of the company and all of its subsidiary undertakings up to 31 December 2002.

     Intangible fixed assets

     Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

     Tangible fixed assets

     Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

     Freehold buildings, plant and machinery         30-40 years
     Fixtures and fittings                           3-5 years

     Stocks

     Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

     Deferred taxation

     Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

     Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

     FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

     Leased assets

     Operating lease rentals are charged to income in equal annual amounts over the lease term.

     Revenue recognition

     Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

     Deferred Finance Costs

     Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES (continued)

     Derivatives

     The group enters into various derivative transactions in order to hedge their exposure to certain market risks. The group currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

     Pension costs

     Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.   TURNOVER

     Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.


3.   OPERATING (LOSS) / PROFIT

                                                              Year ended      Year ended      Year ended
                                                             31 December     31 December     31 December
                                                                    2002            2001            2000
     Operating (loss) / profit is after charging /           (pound)'000     (pound)'000     (pound)'000
     (crediting):
     Depreciation of owned assets                                32,854           32,503          31,937
     Amortisation of goodwill                                    33,876           33,876          33,876
     Utilisation of unfavourable contract provision                   -          (17,789)        (25,188)
                                                            ===========      ===========     ===========

4.   EXCEPTIONAL ITEMS

                                                             Year ended       Year ended      Year ended
                                                            31 December      31 December     31 December
                                                                   2002             2001            2000
                                                            (pound)'000      (pound)'000     (pound)'000
     Bad debt expense                                           136,801                -               -
     Impairment loss (note 9 & 10)                              579,000                -               -
                                                            -----------      -----------     -----------
                                                                715,801                -               -
                                                            ===========      ===========     ===========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


4.   EXCEPTIONAL ITEMS (continued)

     On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the Company has made 100% provision against all amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

     Also included within administrative expenses is an exceptional item of (pound)579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

     The tax effect of the bad debt expense is (pound)41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.


5.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                      Year ended     Year ended       Year ended
                                                                     31 December    31 December      31 December
                                                                            2002           2001             2000
                                                                     (pound)'000    (pound)'000      (pound)'000
     Bank interest receivable                                             23,626         14,836           11,405
                                                                     ===========    ===========      ===========

6.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

                                                                     Year ended       Year ended      Year ended
                                                                    31 December      31 December     31 December
                                                                           2002             2001            2000
                                                                    (pound)'000      (pound)'000     (pound)'000
     Bank and other loans                                                54,800            3,919               -
                                                                     ===========     ===========     ===========

     As the guarantor of the bonds issued by one of our intermediate parent companies, AES Drax Holdings Limited, AES Drax Power Limited paid the interest due for the period ended December 31, 2002.


7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

     a) Analysis of charge in the year

                                                                     Year ended       Year ended      Year ended
                                                                    31 December      31 December     31 December
                                                                           2002             2001            2000
                                                                    (pound)'000      (pound)'000     (pound)'000
     United Kingdom corporation tax at 30% - current year                      -           4,643           13,970
                                           - prior year                        -              35              458
     Group relief                                                         21,534          50,125           45,892
                                                                     -----------     -----------      -----------
                                                                          21,534          54,803           60,320

     Deferred tax - Timing differences, origination and                     (662)          6,207            7,953
       reversal
                  - Adjustment in respect of prior years                     152               -               54
                                                                     -----------     -----------      -----------
                                                                            (510)          6,207            8,007
                                                                     -----------     -----------      -----------
                                                                          21,024          61,010           68,327
                                                                     ===========     ===========      ===========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES (continued)

     b) Factors affecting tax charge for the current year

     The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000:
     30%). The differences are explained below:

                                                                     Year ended        Year ended        Year ended
                                                                    31 December       31 December       31 December
                                                                           2002              2001              2000
                                                                    (pound)'000       (pound)'000       (pound)'000
     (Loss) / profit on ordinary activities before tax                 (625,506)          159,280           190,928
                                                                    ===========       ===========       ===========

     Tax on profit on ordinary activities at 30% (2001: 30%)           (187,652)           47,784            57,278
     Effects of:
     Expenses not deductible for tax purposes                           208,524            13,191            10,537
     Capital allowances in excess of depreciation                           662            (6,207)           (7,953)
     Adjustment in respect of prior years                                     -                35               458
                                                                    -----------       -----------       -----------
     Current tax charge for the year                                     21,534            54,803            60,320
                                                                    ===========       ===========       ===========

8.   DIVIDENDS

                                                                     Year ended        Year ended        Year ended
                                                                    31 December       31 December       31 December
                                                                           2002              2001              2000
                                                                    (pound)'000       (pound)'000       (pound)'000
     Dividend paid on ordinary shares of nil pence (2001: 7.4
       pence) (2000: 7.1) per share                                           -           125,384           121,836
                                                                    ===========       ===========       ===========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


9.   INTANGIBLE FIXED ASSETS

     The intangible fixed assets comprise of goodwill which arose on the acquisition of AES Drax Power Limited.

                                                                                            Goodwill
                                                                                         (pound)'000
     Cost
     At 1 January 2002                                                                       665,185
     Reclassification                                                                        (11,206)
                                                                                         -----------
     At 31 December 2002                                                                     653,979
                                                                                         ===========
     Amortisation
     At 1 January 2002                                                                        70,575
     Charge for the year                                                                      33,876
     Impairment (note 4)                                                                     549,528
                                                                                         -----------
     At 31 December 2002                                                                     653,979
                                                                                         ===========
     Net book value
     At 31 December 2002                                                                           -
                                                                                         ===========
     At 31 December 2001                                                                     594,610
                                                                                         ===========

10.  TANGIBLE FIXED ASSETS

                                                            Plant,
                                          Freehold      machinery,
                                          land and      fixtures &
                                         buildings        fittings     Plant spares            Total
                                       (pound)'000     (pound)'000      (pound)'000      (pound)'000
     Cost
     At 1 January 2002                     132,181       1,081,136           21,011        1,234,328
     Additions                                   -           2,794            2,430            5,224
     Disposals                                   -          (2,414)               -           (2,414)
     Issues                                      -               -              (24)             (24)
                                        ----------      ----------       ----------       ----------
     At 31 December 2002                   132,181       1,081,516           23,417        1,237,114
                                        ----------      ----------       ----------       ----------
     Accumulated depreciation
     At 1 January 2002                       9,735          83,342            1,006           94,083
     Charge for the year                     3,209          29,143              502           32,854
     Disposals                                   -          (2,413)               -           (2,413)
     Impairment (note 4)                         -          29,472                -           29,472
                                        ----------      ----------       ----------       ----------
     At 31 December 2002                    12,944         139,544            1,508          153,996
                                        ----------      ----------       ----------       ----------
     Net book value
     At 31 December 2002                   119,237         941,972           21,909        1,083,118
                                        ==========      ==========       ==========       ==========
     At 31 December 2001                   122,446         997,794           20,005        1,140,245
                                        ==========      ==========       ==========       ==========

     Freehold land amounting to (pound)1,060,000 (2001: (pound)1,060,000) has not been depreciated.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


11.  STOCKS

                                                                                            2002            2001
                                                                                     (pound)'000     (pound)'000
     Raw materials and consumables                                                        31,327          62,563
                                                                                     ===========     ===========


12.  DEBTORS

                                                                                            2002            2001
                                                                                     (pound)'000     (pound)'000
     Trade debtors                                                                        52,462         104,849
     Amounts due from fellow subsidiary undertakings                                      94,516          41,061
     Prepayments and other debtors                                                        10,709          22,137
                                                                                     -----------     -----------
                                                                                         157,687         168,047
                                                                                     ===========     ===========

     Included within other debtors is VAT receivable of (pound)Nil million (2001: (pound)1.8 million), an insurance debtor of (pound)0.2 million (2001: (pound)0.5 million) and a swap advance debtor of (pound)1.4 million (2001: swap advance creditor (pound)23.5 million).


13.  CASH AT BANK AND IN HAND

     Included within the total cash balance are restricted cash deposits amounting to (pound)44,790,000 (2001: (pound)9,689,000). These comprise part of a required balance which needs to be in place on each repayment date.


14.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                            2002            2001
                                                                                     (pound)'000     (pound)'000
       Trade creditors                                                                    15,222           2,679
       Amounts owed to fellow subsidiary undertakings                                      7,575           6,695
       Amounts owed to ultimate parent                                                    59,515           5,012
       Corporation tax                                                                     1,204           1,556
       Other creditors and accruals                                                       13,837          82,301
                                                                                     -----------     -----------
                                                                                          97,353          98,243
                                                                                     ===========     ===========

     Included within other creditors is VAT payable of (pound)9.8 million (2001: (pound)28.2 million).

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


15.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                                     As restated
                                                                                            2002            2001
                                                                                     (pound)'000     (pound)'000
     Retentions                                                                              368             644
     Amounts owed to fellow subsidiary undertakings                                    1,200,001       1,389,001
                                                                                       ---------       ---------
                                                                                       1,200,369       1,389,645
                                                                                       =========       =========

     Amounts owed to fellow subsidiary undertakings have no fixed repayment dates, however the directors have indicated that payments will not be requested within one year. No interest is payable on these amounts.

     There has been a reclassification of share capital of (pound)1,200 million for the prior year, which is now classified as an intercompany loan as this reflects the true nature of the transaction that occurred.

     All retentions are payable within 1 to 2 years.


16.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                                 At 1 January    Current year    At 31 December
                                                                         2002          credit              2002
                                                                  (pound)'000     (pound)'000       (pound)'000
     Deferred taxation                                                 17,278           (510)            16,768
     Reinstatement provision                                              110               -               110
                                                                  -----------     -----------       -----------
                                                                       17,388           (510)            16,878
                                                                  ===========     ===========       ===========

     The amounts of deferred taxation provided and unprovided in the financial statements are:

                                                                           2002                        2001
                                                                                      Not                        Not
                                                                   Provided      provided      Provided     provided
                                                                (pound)'000   (pound)'000   (pound)'000  (pound)'000
       Capital allowances in excess of depreciation                  16,768             -        17,278            -
                                                                ===========   ===========   ===========  ===========


17.  CALLED UP SHARE CAPITAL

                                                                                                  2002             2001
                                                                                           (pound)'000      (pound)'000
     Authorised
       2,000,000,000 ordinary shares of (pound)1 each                                        2,000,000        2,000,000
                                                                                           ===========      ===========
     Called up, allotted and fully paid
       505,000,000 ordinary shares of (pound)1 each                                            505,000          505,000
                                                                                           ===========      ===========

     There has been a reclassification of share capital of (pound)1,200 million for the prior year, which is now classified as an intercompany loan as this reflects the true nature of the transaction that occurred.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


18.  PROFIT AND LOSS ACCOUNT

                                                                                                      (pound)'000
     At 1 January 2002                                                                                     (4,995)
     Retained loss for the financial year                                                                (646,530)
     Other reserve movement                                                                               189,000
                                                                                                       -----------
     At 31 December 2002                                                                                 (462,525)
                                                                                                       ===========

     The other reserve movement relates to an accounting difference arising on group reconstruction within the year.


19.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                                       (pound)'000
     Loss for the financial year                                                                          (646,530)
     Other reserve movement (note 17)                                                                      189,000
                                                                                                       -----------
     Net reduction in shareholders' funds                                                                 (457,530)
     Opening shareholders' funds                                                                           500,005
                                                                                                       -----------
     Closing shareholders' funds                                                                            42,475
                                                                                                       ===========


20. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                        Year ended      Year ended      Year ended
                                                                       31 December     31 December     31 December
                                                                              2002            2001            2000
                                                                       (pound)'000     (pound)'000     (pound)'000
     Operating (loss) / profit                                            (594,332)        148,363         179,523
     Depreciation                                                           32,854          32,503          31,937
     Amortisation of goodwill                                               33,876          33,876          33,876
     Loss on disposal of fixed assets                                            -              19               -
     Plant spares issues                                                        24             155               -
     Utilisation of unfavourable contract provision                              -         (17,789)        (25,188)
     Decrease / (increase) in stocks                                        31,236          (2,617)         (7,413)
     Decrease / (increase) in debtors                                       10,415          40,332        (107,657)
     Increase / (decrease) in creditors                                     10,390         (55,275)         67,661
     Impairment of fixed assets                                            579,000               -               -
                                                                       -----------     -----------     -----------
                                                                           103,463         179,567         172,739
                                                                       ===========     ===========     ===========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

21.  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS


                                                               2002             2001            2000
                                                         (pound)'000       (pound)'000      (pound)'000
     Increase / (decrease) in cash in the year                10,026             (716)         (22,642)
     Increase in restricted cash deposits                     35,101              448            9,241
                                                         -----------       -----------      -----------
     Movement in net funds in the year                        45,127             (268)         (13,401)
     Net funds brought forward                                39,816           40,084           53,485
                                                         -----------       -----------      -----------
     Net funds carried forward                                84,943           39,816           40,084
                                                         ===========       ===========      ===========

22.  PENSION SCHEME FUNDING

     Pension schemes operated

     Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS).

     Regular pension costs - SSAP 24

     Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001: (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001: (pound)1,200,000) plus variations totalling (pound)200,000 (2001:
     (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

     The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

     At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

     FRS 17

     In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.  PENSION SCHEME FUNDING (continued)

     The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                                                    2002          2001
     Rate of increase in salaries                                                   3.8%          4.0%
     Rate of increase of pensions in payment and deferment                          2.5%          2.6%
     Discount rate                                                                  5.4%          5.8%
     Inflation assumption                                                           2.3%          2.5%

     The following contributions were made to the ADPG ESPS during 2002:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Company contributions                                                              1.6
     Member contributions                                                               0.6
                                                                           ================

     Analysis of amount charged to Operating Profit:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Current service cost                                                               1.9
     Past service cost                                                                    -
     Early Retirement Deficiency cost                                                   0.4
                                                                           ----------------
     Total Operating cost                                                               2.3
                                                                           ================

     Analysis of amount credited to other finance income:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Expected return on pension plan assets                                             3.3
     Less: Interest on pension plan liabilities                                        (3.2)
                                                                           ----------------
     Net return                                                                         0.1
                                                                           ================

     The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

                                                                                      2002               2001
                                                                          (pound)'millions   (pound)'millions
     Market value of assets                                                           35.8               43.4

     Actuarial value of liabilities                                                  (60.8)             (53.9)
                                                                          ----------------   ----------------
     Deficit in the Scheme                                                           (25.0)             (10.5)
     Related deferred tax liability (assumed 30% rate)                                 7.5                3.2
                                                                          ----------------   ----------------
     Net pension liability                                                           (17.5)              (7.3)
                                                                          ================   ================

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


22.  PENSION SCHEME FUNDING (continued)

     Analysis of movement in surplus during the year:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Surplus in scheme at 1 January 2002                                              (10.5)
     Current service cost                                                              (1.9)
     Contributions                                                                      2.2
     Early Retirement Deficiency cost                                                  (0.4)
     Actuarial gain/(loss)                                                            (14.4)
                                                                           ----------------
     Surplus in scheme at 31 December 2002                                            (25.0)
                                                                           ================

     Analysis of amount recognised in Statement of Total Recognised Gains and
     Losses:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Actual return less expected return on pension scheme assets                      (11.8)
     Experience gains/(losses) arising on the scheme liabilities                        0.1
     Changes in assumptions underlying the present value of the scheme                 (2.7)
     liabilities
                                                                           ----------------
     Actuarial gain/(loss) recognised in STRGL                                        (14.4)
                                                                           ================

     Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                           2002               2001
                                                                               (pound)'millions   (pound)'millions
     Profit and loss reserve in the financial statements as at year end                  (462.5)             (5.0)

     Deficit in relation to the ADPG ESPS, net of related deferred tax asset              (17.5)             (7.3)
                                                                               ----------------   ----------------

     Profit and loss reserve as adjusted                                                 (480.0)            (12.3)
                                                                               ================   ================

23.  FINANCIAL COMMITMENTS

     In connection with the acquisition of the Drax Power Station, AES Drax Power Limited assumed an unfavourable contract to purchase coal for the plant. The agreement expired in September 2001. Of the total contract, (pound)17,789,000 relates to the estimated unfavourable purchase element.

24.  ULTIMATE PARENT COMPANY

     The immediate parent company is AES Drax Holdings Limited, a company registered in the Cayman Islands. The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


25.  NATURE OF BUSINESS

     The principal activity of the company and its subsidiaries is the ownership and operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fired power station based in the North of England.


26.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

     Push down of acquisition debt

     Under US GAAP the (pound)1,300 million senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

     Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognised under US GAAP.

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


26.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                            Three months ended                      Year ended
                                                      --------------------------    -----------------------------------------
                                                      31 December    31 December    31 December    31 December    31 December
                                                             2002           2001           2002           2001           2000
                                                      (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
     Net (loss) / income under UK GAAP                   (714,473)       (23,974)      (646,530)       (27,114)           765
     US GAAP adjustments:
          Goodwill                                          8,469          8,469         33,876         33,876         33,876
          Additional depreciation                          (4,838)        (4,838)       (19,350)       (19,350)       (19,350)
          Deferred tax                                       (749)         5,293         22,952         14,978         12,303
          Additional depreciation due
            to deferred tax                                (5,081)        (5,081)       (20,326)       (20,326)       (20,326)
          Severance pay expensed in the UK                      -              -              -              -         12,053
          Push down interest                               38,326        (17,215)        (8,610)       (56,543)       (66,201)
          Unfavourable IT contract                              -              -              -              -          1,995
          Derivative loss                                  (2,287)         2,320          6,942         (9,449)             -
          Impairment of fixed assets                      579,000              -        579,000              -              -
                                                         --------       --------       --------       --------       --------
     Net loss under US GAAP                              (101,633)       (35,026)       (52,046)       (83,928)       (44,885)
                                                         ========       ========       ========       ========       ========

                                                               31 December    31 December
                                                                      2002           2001
                                                               (pound)'000    (pound)'000
     Shareholders' equity under UK GAAP                             42,475        500,005
     US GAAP adjustments:
         Cumulative effect of previous adjustments                 (17,959)       (11,334)
         Goodwill                                                   33,876         33,876
         Additional depreciation                                   (19,350)       (19,350)
         Deferred tax                                               22,952         14,978
         Additional depreciation due to deferred tax               (20,326)       (20,326)
         Push down loan adjustment                                  28,055         31,675
         Derivatives                                               (20,042)       (47,478)
         Impairment of fixed assets                                579,000              -
                                                                  --------       --------
     Shareholders' equity under US GAAP                            628,681        482,046
                                                                  ========       ========

AES DRAX ELECTRIC LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


26.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     The US GAAP adjustment for deferred taxes would result in an increase in long term assets under US GAAP of (pound)649 million and (pound)669 million and an increase in long term liabilities under US GAAP of (pound)549 million and (pound)682 million, at 31 December 2002 and 31 December 2001, respectively.

     Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

     A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                             Year ended     Year ended     Year ended
                                                                            31 December    31 December    31 December
                                                                                   2002           2001           2000
                                                                            (pound)'000    (pound)'000    (pound)'000
     Net cash inflow from operating activities                                  103,463        179,567        172,739
     Returns on investments and servicing of finance                            (31,229)        10,924         11,078
     Taxation                                                                   (21,883)       (59,285)       (68,889)
                                                                               --------       --------       --------
     Net cash flows provided by operating activities per US GAAP                 50,351        131,206        114,928
                                                                               --------       --------       --------

     Capital expenditure                                                         (5,224)        (6,090)        (6,493)
     Increase in restricted cash deposits                                       (35,101)          (448)        (9,241)
                                                                               --------       --------       --------
     Net cash used in investing activities per US GAAP                          (40,325)        (6,538)       (15,734)
                                                                               --------       --------       --------

     Equity dividends paid                                                            -       (125,384)      (121,836)
                                                                               --------       --------       --------
     Net cash used in financing activities per US GAAP                                -       (125,384)      (121,836)
                                                                               ========       ========       ========


     Increase / (decrease) in cash                                               10,026           (716)       (22,642)
     Increase in restricted cash deposits                                        35,101            448          9,241
     Cash brought forward                                                        39,816         40,084         53,485
                                                                               --------       --------       --------
     Cash carried forward                                                        84,943         39,816         40,084
                                                                               ========       ========       ========

     Comprehensive income / (loss) under US GAAP is as follows:

                                                                            Year ended     Year ended     Year ended
                                                                           31 December    31 December    31 December
                                                                                  2002           2001           2000
                                                                           (pound)'000    (pound)'000    (pound)'000
     Net loss under US GAAP                                                    (52,046)       (83,928)       (44,885)

     Derivative gain / (loss)                                                  (26,984)       (38,029)             -
     Minimum pension obligation                                                 (7,560)             -              -
                                                                              --------       --------       --------
     Comprehensive loss                                                        (86,590)      (121,957)       (44,885)
                                                                              ========       ========       ========

Company Registration No. 3834878




AES DRAX ACQUISITION LIMITED


Financial Statements

31 December 2002





Deloitte & Touche
Leeds

AES DRAX ACQUISITION LIMITED



FINANCIAL STATEMENTS 2002


CONTENTS                                                                 Page


Independent auditors' report                                                1

Consolidated profit and loss account                                        2

Statement of total recognised gains and losses                              2

Consolidated balance sheet                                                  3

Consolidated cash flow statement                                            4

Notes to the accounts                                                       5

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX ACQUISITION LIMITED


We have audited the accompanying balance sheets of AES Drax Acquisition Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 28.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14 May 2003

AES DRAX ACQUISITION LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                      Three months ended                       Year ended
                                                  --------------------------    -----------------------------------------
                                         Note     31 December    31 December    31 December    31 December    31 December
                                                         2002           2001           2002           2001           2000
                                                  (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
                                                    Unaudited      Unaudited
TURNOVER - continuing operations           2          137,661        143,465        524,831        586,103        622,776

Cost of sales                                         (69,604)       (59,115)      (219,462)      (267,204)      (278,218)
                                                     --------       --------       --------       --------       --------
GROSS PROFIT                                           68,057         84,350        305,369        318,899        344,558

Administrative expenses - normal                      (49,429)       (48,486)      (188,725)      (175,795)      (170,105)
                        - exceptional      4         (715,801)             -       (715,801)             -              -
                                                     --------       --------       --------       --------       --------
                                                     (765,230)       (48,486)      (904,526)      (175,795)      (170,105)
                                                     --------       --------       --------       --------       --------
OPERATING (LOSS) / PROFIT -
  continuing operations                    3         (697,173)        35,864       (599,157)       143,104        174,453

Interest receivable and other income       5            5,748          3,372         23,548         14,937         11,862

Interest payable and similar charges       6          (42,943)       (46,888)      (175,442)      (166,011)      (152,365)
                                                     --------       --------       --------       --------       --------
(LOSS) / PROFIT ON ORDINARY
  ACTIVITIES BEFORE TAXATION                         (734,368)        (7,652)      (751,051)        (7,970)        33,950

Tax on (loss) / profit on ordinary         7            9,634         (2,370)           510        (10,885)       (22,435)
  activities
                                                     --------       --------       --------       --------       --------
(LOSS) / PROFIT ON ORDINARY
  ACTIVITIES AFTER TAXATION                          (724,734)       (10,022)      (750,541)       (18,855)        11,515

Dividends                                                   -              -              -              -        (14,000)
                                                     --------       --------       --------       --------       --------
RETAINED LOSS FOR THE FINANCIAL
  PERIOD / YEAR TRANSFERRED FROM
  RESERVES                                20         (724,734)       (10,022)      (750,541)       (18,855)        (2,485)
                                                     ========       ========       ========       ========       ========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ACQUISITION LIMITED


CONSOLIDATED BALANCE SHEET
31 December 2002

                                                           Note              2002             2001
                                                                      (pound)'000      (pound)'000
FIXED ASSETS
Intangible assets                                           8                   -          594,610
Tangible assets                                             9           1,083,118        1,140,245
                                                                       ----------       ----------
                                                                        1,083,118        1,734,855
                                                                       ----------       ----------
CURRENT ASSETS
Stocks                                                      10             31,327           62,563
Debtors                                                     11            939,391        1,022,099
Cash at bank and in hand                                    12             85,020           40,796
                                                                       ----------       ----------
                                                                        1,055,738        1,125,458

CREDITORS: amounts falling due within one year              13           (122,352)         (92,483)
                                                                       ----------       ----------
NET CURRENT ASSETS                                                        933,386        1,032,975
                                                                       ----------       ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   2,016,504        2,767,830

CREDITORS: amounts falling due after more than one year     14         (2,125,368)      (2,314,644)

PROVISIONS FOR LIABILITIES AND CHARGES                      17            (16,878)         (17,388)
                                                                       ----------       ----------
                                                                         (125,742)         435,798
                                                                       ==========       ==========
CAPITAL AND RESERVES
Called up share capital                                     18            445,050          445,050
Profit and loss account                                     19           (570,792)          (9,252)
                                                                       ----------       ----------

TOTAL EQUITY SHAREHOLDERS' DEFICIT                                       (125,742)         435,798
                                                                       ==========       ==========


These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Garry Levesley
---------------------
Director

AES DRAX ACQUISITION LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002

                                                              Note              2002             2001             2000
                                                                         (pound)'000      (pound)'000      (pound)'000
Net cash inflow from operating activities                      21            170,975          163,866          143,715

Returns on investments and servicing of finance
Interest received                                                             23,493           14,944           11,535
Interest paid                                                               (144,672)        (178,074)        (140,302)
                                                                          ----------       ----------       ----------
                                                                            (121,179)        (163,130)        (128,767)
                                                                          ----------       ----------       ----------

Taxation                                                                        (348)          (9,160)         (19,104)

Capital expenditure
Payments to acquire tangible fixed assets                                     (5,224)          (6,119)         (11,993)
Receipts from sale of tangible fixed assets                                        -               29            5,500
                                                                          ----------       ----------       ----------
                                                                              (5,224)          (6,090)          (6,493)
                                                                          ----------       ----------       ----------

Equity dividends paid                                                              -                -          (14,000)
                                                                          ----------       ----------       ----------
Cash inflow / (outflow) before use of liquid resources and                    44,224          (14,514)         (24,649)
financing

Management of liquid resources
Increase in restricted cash deposits                                         (35,101)            (448)          (9,241)

Financing
Prepayments of coupons                                                             -                -         (373,551)
New borrowings                                                                     -                -          400,000
                                                                          ----------       ----------       ----------
Increase / (decrease) in cash in the year                    22,23             9,123          (14,962)          (7,441)
                                                                          ==========       ==========       ==========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES

     The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted are described below.

     Basis of preparation of financial statements

     Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

     In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

     Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

     On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

     Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

     The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

     Accounting convention

     The financial statements are prepared under the historical cost convention.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES (continued)

     Basis of consolidation

     The group consolidates the accounts of the company and all of its subsidiary undertakings up to 31 December 2002.

     Intangible fixed assets

     Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

     Tangible fixed assets

     Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:
     Freehold buildings, plant and machinery         30-40 years
     Fixtures and fittings                           3-5 years


     Investments

     Investments held as fixed assets are stated at cost less provision for any impairment in value.

     Stocks

     Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

     Deferred taxation

     Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

     Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

     FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

     Leased assets

     Operating lease rentals are charged to income in equal annual amounts over the lease term.

     Pension costs

     Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

     Revenue recognition

     Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES (continued)

     Deferred finance costs

     Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are shown net of accumulated amortisation of (pound)13.5 million and (pound)8.9 million as of 31 December 2002 and 31 December 2001, respectively.

     Derivatives

     The group enters into various derivative transactions in order to hedge their exposure to certain market risks. The group currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.   TURNOVER

     Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.


3.   OPERATING (LOSS) / PROFIT

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
     Operating (loss) / profit is after charging /                   (pound)'000     (pound)'000     (pound)'000
       (crediting):
     Depreciation of owned assets                                         32,854          32,503          31,937
     Amortisation of goodwill                                             33,876          33,876          33,876
     Utilisation of unfavourable contract provision                            -         (17,789)        (25,188)
     Amortisation of deferred financing costs                              4,645           4,777           3,954
                                                                     ===========     ===========     ===========

4.   EXCEPTIONAL ITEMS

                                                                      Year ended      Year ended      Year ended
                                                                     31 December     31 December     31 December
                                                                            2002            2001            2000
                                                                     (pound)'000     (pound)'000     (pound)'000
     Bad debt expense                                                    136,801               -               -
     Impairment loss (note 8)                                            579,000               -               -
                                                                     -----------     -----------     -----------
                                                                         715,801               -               -
                                                                     ===========     ===========     ===========

     On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the Company has made 100% provision against all

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


4.   EXCEPTIONAL ITEMS (continued)

     amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

     Also included within administrative expenses is an exceptional item of (pound)579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.


     The tax effect of the bad debt expense is (pound)41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                      Year ended     Year ended       Year ended
                                                                     31 December    31 December      31 December
                                                                            2002           2001             2000
                                                                     (pound)'000    (pound)'000      (pound)'000
     Bank interest receivable                                             23,548         14,937           11,862
                                                                     ===========    ===========      ===========

6.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                                      Year ended     Year ended       Year ended
                                                                     31 December    31 December      31 December
                                                                            2002           2001             2000
                                                                     (pound)'000    (pound)'000      (pound)'000
     Bank and other loans                                                175,442        166,011          152,365
                                                                     ===========    ===========      ===========

7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

     a) Analysis of charge in the year

                                                                      Year ended     Year ended       Year ended
                                                                     31 December    31 December      31 December
                                                                            2002           2001             2000
                                                                     (pound)'000    (pound)'000      (pound)'000
     United Kingdom corporation tax at 30% - current year                      -          4,643           13,970
                                           - prior year                        -             35              458
                                                                     -----------    -----------      -----------
                                                                               -          4,678           14,428

     Deferred tax - Timing differences, origination and reversal            (662)         6,207            7,953
                  - Adjustment in respect of prior years                     152              -               54
                                                                     -----------    -----------      -----------
                                                                            (510)         6,207            8,007
                                                                     -----------    -----------      -----------
                                                                            (510)        10,885           22,435
                                                                     ===========    ===========      ===========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES (continued)

     b) Factors affecting tax charge for the current year

     The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000:
     30%). The differences are explained below:

                                                                      Year ended      Year ended       Year ended
                                                                     31 December     31 December      31 December
                                                                            2002            2001             2000
                                                                     (pound)'000     (pound)'000      (pound)'000
     (Loss) / profit on ordinary activities before tax                  (751,051)         (7,970)          33,950
                                                                     ===========     ===========      ===========
     Tax on profit on ordinary activities at 30% (2001 &                (225,315)         (2,391)          10,185
       2000: 30%)
     Effects of:
     Expenses not deductible for tax purposes                            208,568          13,241           11,738
     Capital allowances in excess of depreciation                            662          (6,207)          (7,953)
     Tax losses not utilised                                              16,085               -                -
     Adjustment in respect of prior years                                      -              35              458
                                                                     -----------     -----------      -----------
     Current tax charge for the year                                           -           4,678           14,428
                                                                     ===========     ===========      ===========


8.   INTANGIBLE FIXED ASSETS

     The intangible fixed assets comprise of goodwill which arose on the acquisition of AES Drax Power Limited.

                                                                                                          Goodwill
                                                                                                       (pound)'000
     Cost
     At 1 January 2002                                                                                     665,185
     Reclassification                                                                                      (11,206)
                                                                                                       -----------
     At 31 December 2002                                                                                   653,979
                                                                                                       ===========
     Amortisation
     At 1 January 2002                                                                                      70,575
     Charge for the year                                                                                    33,876
     Impairment (note 4)                                                                                   549,528
                                                                                                       -----------
     At 31 December 2002                                                                                   653,979
                                                                                                       ===========
     Net book value
     At 31 December 2002                                                                                         -
                                                                                                       ===========
     At 31 December 2001                                                                                   594,610
                                                                                                       ===========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


9.   TANGIBLE FIXED ASSETS

                                                                 Plant,
                                               Freehold      machinery,
                                               land and      fixtures &
                                              buildings        fittings     Plant spares            Total
                                            (pound)'000     (pound)'000      (pound)'000      (pound)'000
     Cost
     At 1 January 2002                          132,181       1,081,136           21,011        1,234,328
     Additions                                        -           2,794            2,430            5,224
     Disposals                                        -          (2,414)               -           (2,414)
     Issues                                           -               -              (24)             (24)
                                             ----------      ----------       ----------       ----------
     At 31 December 2002                        132,181       1,081,516           23,417        1,237,114
                                             ----------      ----------       ----------       ----------
     Accumulated depreciation
     At 1 January 2002                            9,735          83,342            1,006           94,083
     Charge for the year                          3,209          29,143              502           32,854
     Disposals                                        -          (2,413)               -           (2,413)
     Impairment (note 4)                              -          29,472                -           29,472
                                             ----------      ----------       ----------       ----------
     At 31 December 2002                         12,944         139,544            1,508          153,996
                                             ----------      ----------       ----------       ----------
     Net book value
     At 31 December 2002                        119,237         941,972           21,909        1,083,118
                                             ==========      ==========       ==========       ==========
     At 31 December 2001                        122,446         997,794           20,005        1,140,245
                                             ==========      ==========       ==========       ==========

     Freehold land amounting to (pound)1,060,000 (2001: (pound)1,060,000) has not been depreciated.

10.  STOCKS

                                                                                    2002             2001
                                                                             (pound)'000      (pound)'000
     Raw materials and consumables                                                31,327           62,563
                                                                              ==========       ==========


11.  DEBTORS

                                                                                    2002             2001
                                                                             (pound)'000      (pound)'000
     Trade debtors                                                                52,462          104,849
     Amounts owed by immediate parent                                                536              531
     Amounts owed by other group companies                                        68,500           68,500
     Prepayments and other debtors                                               817,893          848,219
                                                                              ----------       ----------
                                                                                 939,391        1,022,099
                                                                              ==========       ==========
     Amounts due after one year included above:
     Other debtors                                                               425,000          425,000
                                                                              ==========       ==========

     Other debtors due after one year relate to the forward purchase of shares in AES Drax Holdings Limited. The shares will be purchased by AES Drax Acquisition Limited when the senior secured debt is repaid in 2015.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


11.  DEBTORS (continued)

     Included within other debtors is a coupon prepayment to Inpower of(pound)345.8 million (2001:(pound)360.3 million), VAT receivable of(pound)Nil (2001:(pound)1.8 million), deferred financing costs of(pound)36.7 million (2001:(pound)42.0 million), a swap advance debtor of(pound)1.4 million (2001: swap advance creditor(pound)23.5 million) and an insurance debtor of(pound)0.2 million (2001:(pound)0.5 million).

12.  CASH AT BANK AND IN HAND

     Included within the total cash balance are restricted cash deposits amounting to (pound)44,970,000 (2001: (pound)9,689,000). These comprise part of a required balance which needs to be in place on each repayment date.


13.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                                2002          2001
                                                                                         (pound)'000   (pound)'000
     Trade creditors                                                                          15,222         2,679
     Corporation tax                                                                           1,204         1,556
     Amounts owed to fellow subsidiary                                                         1,702           822
     Amounts owed to ultimate parent                                                          59,617         5,125
     Other creditors and accruals                                                             44,607        82,301
                                                                                         -----------   -----------
                                                                                             122,352        92,483
                                                                                         ===========   ===========

     Included within other creditors is VAT payable of (pound)9.8 million (2001: (pound)28.2 million) and accrued interest of (pound)30.7 million (2001: (pound)Nil million).


14.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                                2002          2001
                                                                                         (pound)'000   (pound)'000
       Other loans (note 15)                                                               2,125,000     2,125,000
       Retentions                                                                                368           643
       Amounts owed to fellow subsidiary undertakings                                              -       189,001
                                                                                         -----------   -----------
                                                                                           2,125,368     2,314,644
                                                                                         ===========   ===========

     Amounts owed to fellow subsidiary undertakings have no fixed repayment dates, however the directors have indicated that payments will not be requested within one year. No interest is payable on these amounts.

     All retentions are payable within 1 to 2 years.


15.  BORROWINGS

     The borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November, 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on August 2, 2000, the proceeds from which were used to prepay (pound)370 million of interest and the remainder for general corporate purposes. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


15.  BORROWINGS (continued)

     The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited, AES Drax Limited and AES Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

     Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

     The Original Bonds bear a fixed rate of interest of 8.86% and interest is payable semi-annually over fifteen years. The New Bonds comprise of $302,400,000 of 10.41% senior secured bonds and (pound)200,000,000 of
     9.07% senior secured bonds, maturing on December 31, 2020 and December 31, 2025 respectively. Interest on the New Bonds is payable semi-annually commencing December 31, 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

                                                                                                2002          2001
                                                                                         (pound)'000   (pound)'000
     Analysis of loan repayments are:
     After five years
     Original Bonds                                                                        1,725,000     1,725,000
     New Bonds                                                                               400,000       400,000
                                                                                         -----------   -----------
                                                                                           2,125,000     2,125,000
                                                                                         ===========   ===========


16.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     The group issues or holds financial instruments for two purposes.

     o Financial instruments relating to the operations, financing and risks of the operating company, AES Drax Power Limited.

     o Financial instruments relating to the financing and risks of the debt holding company, AES Drax Holdings Limited and the consolidated risks of the Group.

     The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group's financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group's financial instruments are interest rate risk, currency risk and liquidity risk.


     Interest Rate Risk

     The Group is partly financed by borrowings at both fixed and floating rates of interest.

     The Original Bonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged (pound)565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Original Bonds.

     For the New Bonds, we currently have (pound)132 million of floating rate exposure.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     Currency Risk

     The Group is partly financed by borrowings in US Dollars. The Group also holds certain US Dollar denominated bank accounts.

     The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 New Bonds issued by AES Drax Holdings Limited in August 2000. At 31 December 2002, currency swaps covered 100% (2001: 100%) of the nominal amount of the US Dollar borrowings and 100% of the interest cost of these borrowings (2001: 100%).

     There are no material currency risks in the operating company, AES Drax Power Limited.

     Liquidity Risk

     The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

     For the operating company, AES Drax Power Limited, short-term liquidity is provided by a committed bank facility of (pound)15 million (2001:
     (pound)15 million).

     For the holding company, AES Drax Holdings Limited, short-term liquidity is provided by a (pound)52 million letter of credit from Bank of America, which comprises part of the Required Balance on the Debt Service Account as stated in the Facility Agreement with the senior banks. The cash balance on these Debt Service Accounts at 31 December 2002 totalled (pound)44.8 million (2001: (pound)9.7 million).

     The Generation Business

     Hedging

     The operating company, AES Drax Power Limited, earns a significant proportion of its revenues from a Hedging Contract with TXU. This allows AES Drax Power Limited to hedge the risks associated with sales of electricity as a purely merchant facility, into the Pool, where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

     Numerical Disclosures

     The numerical disclosures below deal with financial assets and liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). Certain financial assets and liabilities, such as investments in subsidiary companies, are excluded from the scope of these disclosures. As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosures.


     Interest rate risk profile of financial assets and financial liabilities

     Financial assets

     The interest rate profile of the Group's financial assets was:

     ------------------------------------------------------------------------------------------------------------------
                                                                                                  Financial assets on
     Currency                                    Floating rate         Fixed rate financial       which no interest is
                            Total              financial assets               assets                    received
                 ------------------------  ------------------------  ------------------------  ------------------------
                       31           31           31           31           31           31           31           31
                     December    December     December     December     December     December      December    December
                      2002         2001         2002         2001         2002         2001         2002         2001
                (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's
     Sterling         84,947       40,690       84,947       40,690            -            -            -            -
     Dollar               73          106           73          106            -            -            -            -
                -------------------------------------------------------------------------------------------------------
     Total            85,020       40,796       85,020       40,796            -            -            -            -
     ------------------------------------------------------------------------------------------------------------------

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     The Group's financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

     Financial Liabilities

     After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group's financial liabilities was:

     ------------------------------------------------------------------------------------------------------------------
                                                                                                 Financial assets on
     Currency                                    Floating rate         Fixed rate financial      which no interest is
                           Total             financial liabilities            assets                     paid
                 ------------------------  ------------------------  ------------------------  ------------------------
                       31           31           31           31           31           31           31           31
                     December    December     December     December     December     December      December    December
                      2002         2001         2002         2001         2002         2001         2002         2001
                (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's (pound)000's
     Sterling      2,125,000    2,125,000      866,775      808,815      833,225      891,185      425,000      425,000
                -------------------------------------------------------------------------------------------------------
     Total         2,125,000    2,125,000      866,775      808,815      833,225      891,185      425,000      425,000
     ------------------------------------------------------------------------------------------------------------------

     --------------------------------------------------------------------------------------------------------------
     Currency              Fixed rate financial liabilities         Financial liabilities on which no interest is
                                                                                         paid
                      Weighted average interest       Weighted average period for        Weighted average period
                                 rate                     which rate is fixed                 until maturity
                      -------------------------       ---------------------------     -----------------------------
                          31             31               31               31               31             31
                       December       December         December         December         December       December
                         2002           2001             2002             2001             2002           2001
                          %               %             Years            Years        (pound)000's   (pound)000's
     Sterling           8.951           8.945            16.1             16.6             16.1           16.6
     --------------------------------------------------------------------------------------------------------------

     The floating rate liabilities comprise Original Bonds of (pound)734,775,000 (2001: (pound)676,815,000) and New Bonds of
     (pound)132,000,000 (2001: (pound)132,000,000) that bear interest at rates based upon LIBOR for terms of up to six months.

     The fixed rate liabilities comprise Original Bonds of (pound)565,225,000 (2001: (pound)623,185,000) and New Bonds of (pound)268,000,000
     (2001: (pound)268,000,000) that bear interest rates set under the terms of the bonds.

     The financial liability on which no interest is paid is the forward purchase of shares by AES Drax Acquisition Limited.


     Maturity of financial liabilities

     The maturity profile of the Group's financial liabilities was as follows:

     ----------------------------------------------------------------------------------------------------------
                                                                                  Borrowings
                                                                   ---------------------------------------
                                                                         31                         31
                                                                      December                   December
                                                                        2002                       2001
                                                                   (pound)000's               (pound)000's
     In one year or less, or on demand                                    -                         -
     In more than one year but not more than two years                    -                         -
     In more than two years but not more than five years                  -                         -
     In more than five years                                          2,125,000                 2,125,000
     ----------------------------------------------------------------------------------------------------------

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     Fair Value Disclosures

     Set out below is a comparison of book values and fair values of the Group's financial assets and liabilities.

     ---------------------------------------------------------------------------------------------------------------
                                                                    31 December 2002           31 December 2001
                                                               -----------------------------------------------------
                                                                    Book          Fair         Book         Fair
                                                                    Value        Value         Value        Value
                                                               (pound)000's  (pound)000's  (pound)000's (pound)000's
     Financial assets
     Bank deposits                                                  85,020        85,020       40,796       40,796

     Primary financial instruments issued to finance the
     Group's operations
     Long-term borrowings                                        2,125,000     1,853,337    2,125,000    1,908,309

     Derivative  financial  instruments  held to  manage  the
     interest rate and currency profile
     Interest rate swaps                                                 -       (75,870)           -      (46,982)
     Currency swaps                                                      -         7,812            -       13,518
     ---------------------------------------------------------------------------------------------------------------

     The fair values of financial assets have been determined by reference to quoted market prices where available. The estimated difference between the book and fair value of such assets is not material.

     The fair value of the long-term borrowings have been determined by reference to either a quoted market value or, the fair values of the unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate, in effect at the balance sheet date.

     The fair value of the currency swaps and sterling and US Dollar denominated bonds have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded.

     The fair value of CFD's have been calculated by reference to management's estimates of future electricity pool prices and potential impact of NETA.


     Gains and losses on financial assets and financial liabilities held or issued for trading

     No gains or losses have been recognised which relate to trading in financial assets and financial liabilities.


     Gains and losses on hedges

     The Group enters into CFDs, EFAs and similar contracts to hedge against fluctuations in the selling price for electricity obtained from the Pool. It also uses interest rate swaps and currency swaps to manage its interest rate profile and currency risk. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of unrecognised gains and losses is as follows:

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     ---------------------------------------------------------------------------------------------------------------
                                                             Gains                Losses             Total Net
                                                                                                   Gains/(Losses)
                                                         (pound)000's         (pound)000's         (pound)000's
       Unrecognised gains and losses on hedges at 1          13,518              (46,982)             (33,464)
       January 2002
       Gains and losses arising in previous years           (13,518)              46,982               33,464
       that were recognised in the year
                                                       ------------         ------------          -----------
       Gains and losses arising before 1 January               -                    -                    -
       2002 that were not recognised in the year
       Gains and losses arising in the year that              7,812              (75,870)             (68,058)
       were not recognised in the year
                                                       ------------         ------------          -----------
       Unrecognised gains and losses at 31 December           7,812              (75,870)             (68,058)
       2002
                                                       ============         ============          ===========
       Gains and losses  expected to be recognised in          -                    -                    -
       the next financial year
       Gains and  losses  expected  to be  recognised         7,812              (75,870)             (68,058)
       after the next financial year
                                                       ============         ============          ===========
     ---------------------------------------------------------------------------------------------------------------


17.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                                             At         Current              At
                                                                      1 January            year     31 December
                                                                           2002          credit            2002
                                                                    (pound)'000     (pound)'000     (pound)'000
     Deferred taxation                                                   17,278           (510)          16,768
     Reinstatement provision                                                110              -              110
                                                                    -----------     -----------     -----------
                                                                         17,388           (510)          16,878
                                                                    ===========     ===========     ===========

     The amount of deferred taxation provided and unprovided in the financial statements are:

                                                                2002                           2001
                                                        Provided   Not provided        Provided    Not provided
                                                     (pound)'000    (pound)'000     (pound)'000     (pound)'000
     Capital allowances in excess of depreciation         16,768              -          17,278               -
                                                     ===========    ===========     ===========     ===========


18.  CALLED UP SHARE CAPITAL

                                                                                           2002            2001
                                                                                    (pound)'000     (pound)'000
     Authorised
       1,000,000,000 ordinary shares of(pound)1 each                                  1,000,000       1,000,000
                                                                                    ===========     ===========
     Called up, allotted and fully paid
       445,050,000 ordinary shares of(pound)1 each                                      445,050         445,050
                                                                                    ===========     ===========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


19.  PROFIT AND LOSS ACCOUNT

                                                                                                     (pound)'000
     At 1 January 2002                                                                                    (9,252)
     Retained loss for the financial year                                                               (750,541)
     Other reserve movement                                                                              189,001
                                                                                                     -----------
     At 31 December 2002                                                                                (570,792)
                                                                                                     ===========

     The other reserve movement relates to an accounting difference arising on group reconstruction within the year.


20.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                                     (pound)'000
     Loss for the financial year                                                                        (750,541)
     Other reserve movement                                                                              189,001
                                                                                                     -----------
     Net reduction in shareholders' funds                                                               (561,540)
     Opening shareholders' funds                                                                         435,798
                                                                                                     -----------
     Closing shareholders' funds                                                                        (125,742)
                                                                                                     ===========

21. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                     Year ended       Year ended      Year ended
                                                                    31 December      31 December     31 December
                                                                           2002             2001            2000
                                                                    (pound)'000      (pound)'000     (pound)'000
     Operating (loss) / profit                                         (599,157)         143,104         174,453
     Depreciation                                                        32,854           32,503          31,937
     Amortisation of goodwill                                            33,876           33,876          33,876
     Amortisation of deferred financing costs                             4,645            4,777           3,954
     Loss on disposal of fixed assets                                         -               19               -
     Plant spares issues                                                     24              155               -
     Utilisation of unfavourable contract provision                           -          (17,789)        (25,188)
     Decrease / (increase) in stocks                                     31,236           (2,617)         (7,413)
     Decrease / (increase) in debtors                                    78,117           20,621        (117,496)
     Increase / (decrease) in creditors                                  10,380          (50,783)         49,592
     Impairment of fixed assets                                         579,000                -               -
                                                                    -----------      -----------     -----------
                                                                        170,975          163,866         143,715
                                                                    ===========      ===========     ===========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


22.  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                   2002           2001            2000
                                                            (pound)'000    (pound)'000     (pound)'000
     Increase / (decrease) in cash in the year                    9,123        (14,962)         (7,441)
     Cash inflow from increase in debt financing                      -              -        (400,000)
     Increase in restricted cash deposits                        35,101            448           9,241
                                                            -----------    -----------     -----------
     Movement in net debt in the year                            44,224        (14,514)       (398,200)
     Net debt brought forward                                (2,084,204)    (2,069,690)     (1,671,490)
                                                            -----------    -----------     -----------
     Net debt carried forward                                (2,039,980)    (2,084,204)     (2,069,690)
                                                            ===========    ===========     ===========

23.  ANALYSIS OF CHANGES IN NET DEBT

                                                                   At 1                          At 31
                                                                January                       December
                                                                   2002      Cash flow            2002
                                                            (pound)'000    (pound)'000     (pound)'000
     Cash at bank and in hand                                    31,107          9,123          40,230
     Restricted cash deposits                                     9,689         35,101          44,790
                                                            -----------    -----------     -----------
                                                                 40,796         44,224          85,020

     Other loans                                             (2,125,000)             -      (2,125,000)
                                                            -----------    -----------     -----------
                                                             (2,084,204)        44,224      (2,039,980)
                                                            ===========    ===========     ===========


24.  PENSION SCHEME FUNDING

     Pension schemes operated

     Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS).

     Regular pension costs - SSAP 24

     Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001:
     (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001:
     (pound)1,200,000) plus variations totalling (pound)200,000 (2001:
     (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

     The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.  PENSION SCHEME FUNDING (continued)

     At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

     FRS 17

     In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

     The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                                                    2002          2001
     Rate of increase in salaries                                                   3.8%          4.0%
     Rate of increase of pensions in payment and deferment                          2.5%          2.6%
     Discount rate                                                                  5.4%          5.8%
     Inflation assumption                                                           2.3%          2.5%

     The following contributions were made to the ADPG ESPS during 2002:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Company contributions                                                              1.6
     Member contributions                                                               0.6
                                                                           ================

     Analysis of amount charged to Operating Profit:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions
     Current service cost                                                               1.9
     Past service cost                                                                    -
     Early Retirement Deficiency cost                                                   0.4
                                                                           ----------------
     Total Operating cost                                                               2.3
                                                                           ================

     Analysis of amount credited to other finance income:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions
     Expected return on pension plan assets                                             3.3
     Less: Interest on pension plan liabilities                                        (3.2)
                                                                           ----------------
     Net return                                                                         0.1
                                                                           ================

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.  PENSION SCHEME FUNDING (continued)

     The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

                                                                                       2002             2001
                                                                           (pound)'millions (pound)'millions
     Market value of assets                                                            35.8            43.4
     Actuarial value of liabilities                                                   (60.8)          (53.9)
                                                                              -------------   -------------
     Deficit in the Scheme                                                            (25.0)          (10.5)
     Related deferred tax liability (assumed 30% rate)                                  7.5             3.2
                                                                              -------------   -------------
     Net pension liability                                                            (17.5)           (7.3)
                                                                              =============   =============

     Analysis of movement in surplus during the year:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Surplus in scheme at 1 January 2002                                              (10.5)
     Current service cost                                                              (1.9)
     Contributions                                                                      2.2
     Early Retirement Deficiency cost                                                  (0.4)
     Actuarial gain/(loss)                                                            (14.4)
                                                                              -------------
     Surplus in scheme at 31 December 2002                                            (25.0)
                                                                              =============

     Analysis of amount recognised in Statement of Total Recognised Gains and
     Losses:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions
     Actual return less expected return on pension scheme assets                      (11.8)
     Experience gains/(losses) arising on the scheme liabilities                        0.1
     Changes in assumptions underlying the present value of the scheme                 (2.7)
     liabilities
                                                                              -------------
     Actuarial gain/(loss) recognised in STRGL                                        (14.4)
                                                                              =============

     Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                       2002             2001
                                                                           (pound)'millions (pound)'millions
     Profit and loss reserve in the financial statements as at year end              (570.8)            (9.3)

     Deficit in relation to the ADPG ESPS, net of related deferred tax asset          (17.5)            (7.3)
                                                                              -------------     ------------
     Profit and loss reserve as adjusted                                             (588.3)           (16.6)
                                                                              =============     ============

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


25.  FINANCIAL COMMITMENTS

     In connection with the acquisition of the Drax Power Station, AES Drax Power Limited assumed an unfavourable contract to purchase coal for the plant. The agreement expired in September 2001. Of the total contract, (pound)17,789,000 related to the estimated unfavourable purchase element.


26.  ULTIMATE PARENT COMPANY

     The immediate parent company is AES Drax Acquisition Holdings Limited, a company registered in England and Wales.

     The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.


27.  NATURE OF BUSINESS

     The principal activity of the company and its subsidiaries is the ownership and operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fire power station based in the North of England.

28.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

     Interest

     Under UK GAAP, interest is charged on the (pound)1,725 million Guaranteed Secured Bonds. Under US GAAP, (pound)425 million forward purchase of equity is offset against the (pound)1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net (pound)1,300 million.

     The (pound)1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


28.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognised under US GAAP.


     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.


     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                  31 December      31 December      31 December      31 December      31 December
                                                         2002             2001             2002             2001             2000
                                                  (pound)'000      (pound)'000      (pound)'000      (pound)'000      (pound)'000
     Net loss under UK GAAP                          (724,734)         (10,022)        (750,541)         (18,855)          (2,485)
     US GAAP adjustments:
          Goodwill                                      8,469            8,469           33,876           33,876           33,876
          Additional depreciation                      (4,838)          (4,838)         (19,350)         (19,350)         (19,350)
          Deferred tax                                   (749)           5,293           22,952           14,978           12,303
          Additional depreciation
            due to deferred tax                        (5,081)          (5,081)         (20,326)         (20,326)         (20,326)
          Severance pay expensed in the UK                  -                -                -                -           12,053
          Interest                                     12,867           11,255           48,370           43,874           44,920
          Unfavourable IT contract                          -                -                -                -            1,995
          Derivative loss                              (1,807)          (6,116)            (251)         (11,762)               -
          Impairment of fixed assets                  579,000                -          579,000                -                -
                                                   ----------       ----------       ----------       ----------       ----------
     Net (loss) / income under US GAAP               (136,873)          (1,040)        (106,270)          22,435           62,986
                                                   ==========       ==========       ==========       ==========       ==========

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


28.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                                 31 December      31 December
                                                                        2002             2001
                                                                 (pound)'000      (pound)'000
     Shareholders' (deficit) / equity under UK GAAP                 (125,742)         435,798
     US GAAP adjustments:
         Cumulative effect of previous adjustments                    72,579           68,459
         Goodwill                                                     33,876           33,876
         Additional depreciation                                     (19,350)         (19,350)
         Deferred tax                                                 22,952           14,978
         Additional depreciation due to deferred tax                 (20,326)         (20,326)
         Interest                                                     48,370           43,874
         Derivatives                                                  (5,669)         (48,932)
         Impairment of fixed assets                                  579,000                -
                                                                  ----------       ----------
     Shareholders' equity under US GAAP                              585,690          508,377
                                                                  ==========       ==========

     The US GAAP adjustment for deferred taxes would result in an increase in long term assets under US GAAP of (pound)649 million and (pound)669 million and an increase in long term liabilities under US GAAP of (pound)549 million and (pound)682 million, at 31 December 2002 and 31 December 2001, respectively.

     The US GAAP adjustment to reflect the substance of the financing structure would result in a decrease in current assets under US GAAP of (pound)425 million at 31 December 2002 and 31 December 2001. It would also result in a decrease in long term liabilities under US GAAP of (pound)931 million and (pound)913 million and an increase in current liabilities under US GAAP of (pound)49 million and (pound)59 million, at 31 December 2002 and 31 December 2001, respectively.

     Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

AES DRAX ACQUISITION LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


28.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                       Year ended       Year ended       Year ended
                                                                      31 December      31 December      31 December
                                                                             2002             2001             2000
                                                                      (pound)'000      (pound)'000      (pound)'000
     Net cash inflow from operating activities                            170,975          163,866          143,715
     Returns on investments and servicing of finance                     (121,179)        (163,130)        (128,767)
     Taxation                                                                (348)          (9,160)         (19,104)
                                                                       ----------       ----------       ----------
     Net cash flows provided by / (used in) operating                      49,448           (8,424)          (4,156)
      activities per US GAAP
                                                                       ----------       ----------       ----------

     Capital expenditure                                                   (5,224)          (6,090)          (6,493)
     Increase in restricted cash deposits                                 (35,101)            (448)          (9,241)
                                                                       ----------       ----------       ----------
     Net cash used in investing activities per US GAAP                    (40,325)          (6,538)         (15,734)
                                                                       ----------       ----------       ----------

     Equity dividends paid                                                      -                -          (14,000)
     New borrowings                                                             -                -          400,000
     Prepayment of coupons                                                      -                -         (373,551)
                                                                       ----------       ----------       ----------
     Net cash provided by financing activities per US GAAP                      -                -           12,449
                                                                       ==========       ==========       ==========

     Increase / (decrease) in cash                                          9,123          (14,962)          (7,441)
     Increase in restricted cash deposits                                  35,101              448            9,241
     Cash brought forward                                                  40,796           55,310           53,510
                                                                       ----------       ----------       ----------
     Cash carried forward                                                  85,020           40,796           55,310
                                                                       ==========       ==========       ==========

     Comprehensive income / (loss) under US GAAP is as follows:

                                                                       Year ended       Year ended       Year ended
                                                                      31 December      31 December      31 December
                                                                             2002             2001             2000
                                                                      (pound)'000      (pound)'000      (pound)'000
     Net (loss) / income under US GAAP                                   (106,270)          22,435           62,986

     Derivative gain / (loss)                                              (5,418)         (37,170)               -
     Minimum pension obligation                                            (7,560)               -                -
                                                                       ----------       ----------       ----------
     Comprehensive loss                                                  (119,248)         (14,735)          62,986
                                                                       ==========       ==========       ==========

Company Registration No. 3834874






AES DRAX FINANCING LIMITED


Financial Statements

31 December 2002





Deloitte & Touche
Leeds

AES DRAX FINANCING LIMITED



FINANCIAL STATEMENTS 2002


CONTENTS



Independent auditors' report                                                 1

Profit and Loss account                                                      2

Balance sheet                                                                3

Notes to the accounts                                                        4

AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX FINANCING LIMITED

We have audited the accompanying balance sheets of AES Drax Financing Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts and Statement of total recognised gains and losses for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 7.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX FINANCING LIMITED



PROFIT AND LOSS ACCOUNT
Year ended 31 December 2002

                                                                  Three months ended                  Year ended
                                                          --------------------------   ----------------------------------------
                                                  Note             31             31            31             31            31
                                                             December       December      December       December      December
                                                                 2002           2001          2002           2001          2000
                                                          (pound)'000    (pound)'000   (pound)'000    (pound)'000   (pound)'000
OPERATING PROFIT                                                    -              -             -              -             -

Loss on disposal of investment                      2        (189,000)             -      (189,000)             -             -
                                                             --------       --------      --------       --------      --------
RETAINED LOSS FOR THE FINANCIAL PERIOD / YEAR
  TRANSFERRED FROM RESERVES                         4        (189,000)             -      (189,000)             -             -
                                                             ========       ========      ========       ========      ========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX FINANCING LIMITED



BALANCE SHEET
31 December 2002

                                      Note               2002             2001
                                                  (pound)'000      (pound)'000
FIXED ASSETS
Investments                             2                   -          189,000
                                                   ----------       ----------
                                                            -          189,000
                                                   ==========       ==========
CAPITAL AND RESERVES
Called up share capital                 3             189,000          189,000
Profit and loss account                 4            (189,000)               -
                                                   ----------       ----------
EQUITY SHAREHOLDERS' FUNDS                                  -          189,000
                                                   ==========       ==========


These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Garry Levesley
----------------------
Director

AES DRAX FINANCING LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.   ACCOUNTING POLICIES

     The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted are described below.

     Basis of preparation of financial statements

     Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

     In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

     Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

     On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

     Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

     The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

     Accounting convention

     The financial statements are prepared under the historical cost convention.

AES DRAX FINANCING LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


2.   INVESTMENTS HELD AS FIXED ASSETS

                                                                   Interests in
                                                                     subsidiary
                                                                    undertaking
                                                                    (pound)'000
     Cost
     At 1 January 2002                                                  189,000
     Disposal                                                          (189,000)
                                                                    -----------
     At 31 December 2002                                                      -
                                                                    ===========

     The investment of 100% of the ordinary shares of AES Drax Limited was sold on November 18, 2002, for the sum of (pound)1, to another group company, AES Drax Electric Limited.


3.   CALLED UP SHARE CAPITAL

                                                              2002         2001
                                                       (pound)'000  (pound)'000
     Authorised
       1,000,000,000 ordinary shares of (pound)1 each    1,000,000    1,000,000
                                                       ===========  ===========
     Called up, allotted and fully paid
       189,000,000 ordinary shares of (pound)1 each        189,000      189,000
                                                       ===========  ===========


4.   PROFIT AND LOSS ACCOUNT

                                                                    (pound)'000

     At 1 January 2002                                                        -
     Retained loss for the financial year                              (189,000)
                                                                    -----------
     At 31 December 2002                                               (189,000)
                                                                    ===========


5.   COMMITMENTS AND CONTINGENCIES

     The company is party to a cross-guarantee in relation to the borrowings of the group. The borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on 2 August 2000, the proceeds from which were used to prepay (pound)370 million of interest and the remainder for general corporate purposes. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited, AES Drax Limited and AES Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

     Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

AES DRAX FINANCING LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


6.   ULTIMATE PARENT COMPANY

     The immediate parent company is AES Drax Investments Limited, a company registered in England and Wales.

     The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.


7.   DIFFERENCES BETWEEN UK AND US GAAP

     The financial statements are prepared in accordance with UK GAAP. There are no significant differences between UK GAAP and US GAAP that would affect these financial statements.