Form 20-F/A
period 2002-12-31
DRAX HOLDINGS LTD
filed 2003-11-10
CIK 1127163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 333-13096

DRAX HOLDINGS LIMITED
(FORMERLY KNOWN AS AES DRAX HOLDINGS LIMITED)
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Drax Power Station, P.O. Box 3, Selby, North Yorkshire, YO8 8PQ, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

Title of each class
U.K. (pound) 200,000,000 9.07% Senior Secured Bonds due 2025
U.S.$302,400,000 10.41% Senior Secured Bonds due 2020

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
20,051,000 ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☑	Item 18 ☐

EXPLANATORY NOTE

This Amendment on Form 20-F/A restates the previously issued 2002 financial statements of Drax Holdings Limited (formerly known as AES Drax Holdings Limited) (the “Company”), Drax Power Limited (formerly known as AES Drax Power Limited), Drax Limited (formerly known as AES Drax Limited), Drax Electric Limited (formerly known as AES Drax Electric Limited) and AES Drax Acquisition Limited for the year ended December 31, 2002 filed with the Securities and Exchange Commission on Form 20-F on May 16, 2003 (we refer to such Form 20-F, as the “Annual Report”). These financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the Company subsequent to May 16, 2003 and to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

No amendment or adjustment to reflect such changes and events is required to the financial statements of AES Drax Financing Limited for the year ended 31 December 2002 included in the Annual Report. In addition, due to the withdrawal by The AES Corporation (“AES”) from the proposed restructuring of senior debt issued by the Company and the subsequent resignation of directors appointed by AES from the boards of AES Drax Acquisition Limited, the Company and its subsidiaries, we are unable to prepare or restate its financial statements which are included at Item 17 hereof, as filed in the Annual Report.

The Company is, by means of this filing, amending, clarifying and adding certain disclosure under Item 3 (Key Information), Item 5 (Operating and Financial Review and Prospects), Item 17 (Financial Statements) and amending Exhibit 7.1 to reflect the restated financial statements referred to above.

In addition, in connection with the filing of this amended Form 20-F and pursuant to the rules of the Securities and Exchange Commission, the Company is including with this amended Form 20-F certain currently dated certifications.

This Form 20-F/A consists of a cover page, this explanatory note, amendments to Item 3 (Key Information), Item 5 (Operating and Financial Review and Prospects), the information required by Item 8 (Financial Information) and Item 17 of Form 20-F (Financial Statements), a signature page, and the principal executive and principal financial officer certifications required to be filed as exhibits hereto. In accordance with Rule 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 17, as amended, is included herein.

Other than as indicated in each note entitled “Restatement” or “Post Balance Sheet Events” and contained in the restated financial statements referred to above and attached as Item 17 hereof, this Form 20-F/A does not reflect events occurring after the filing of the Annual Report, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below; such disclosures are contained in the Company’s subsequent filings with the SEC.

The filing of this amended Form 20-F shall not be deemed an admission that the original filing, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

i

PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in Item 17 to this annual report are stated in pounds sterling. In this annual report, references to “£”, “pounds sterling” or “Pounds” are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to “US dollars”, “US$” or “$” are to the currency of the United States. In this annual report, “US GAAP” means US generally accepted accounting principles and “UK GAAP” means UK generally accepted accounting principles.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 27 to our financial statements included in this annual report.

PART I

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

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP and (with the exception of the financial statements of AES Drax Financing Limited) supersede and replace the original financial statements of the Company dated 14 May 2003 included on the Form 20-F of the Company filed on 16 May 2003. The financial statements (with the exception of the financial statements of AES Drax Financing Limited) have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the Company subsequent to the date of the original filing. The financial statements (with the exception of the financial statements of AES Drax Financing Limited) have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes (see Notes 28 and 29 to the financial statements of the Company at Item 17 A below). AES Drax’s results, which are consolidated within the results of our parent company, The AES Corporation, are prepared under US GAAP.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

	As restated		As restated	As restated
	Year ended		Year ended	Year ended
	December 31, 2002		December 31, 2001	December 31, 2000

	(in £000’s)
Revenues	524,831		586,103	622,766
Gross Profit	305,369		318,899	344,558
Administrative expenses	(899,880	)(1)	(171,019)	(166,146)
Operating (loss)/profit	(594,511)		147,880	178,412
Interest receivable and similar income	23,548		14,937	11,862
Interest payable and similar charges	(180,088)		(170,787)	(156,324)
(Loss) on ordinary activities before taxation	(751,051)		(7,970)	33,950
(Loss) on ordinary activities after taxation	(750,541)		(18,855)	11,515
Dividends	—		—	(14,000)
Retained loss for the financial year	(750,541)		(18,855)	(2,485)

(1)	The increase in the “Administrative expenses” in 2002 is due to two exceptional items that we incurred: an impairment in Fixed Assets of £579 million and the write-off of £136.8 million of costs associated with the termination of the Hedging Contract (see “Operating and Financial Review and Prospects — Results of Operations”).

Selected Consolidated Balance Sheet Data in accordance with UK GAAP:

	As restated		As restated	As restated
	As of		As of	As of
	December 31, 2002		December 31, 2001	December 31, 2000

	(in £000’s)
Current Assets	248,744		299,938	319,708
Total Assets	1,331,862		2,034,793	2,115,026
Current Liabilities	(1,813,107)		(92,482)	(160,219)
Long Term Liabilities	(17,246)		(1,931,512)	(1,925,153)
Shareholders’ Equity	(498,491)		10,799	29,654

Selected Consolidated Profit and Loss Data in accordance with US GAAP:

	As restated		As restated	As restated
	Year ended		Year ended	Year ended
	December 31, 2002		December 31, 2001	December 31, 2000

	(in £000’s)
Revenues	524,831		586,103	622,766
Gross Profit	305,369		318,899	344,558
Administrative expenses	(313,776)		(194,134)	(157,898)
Operating (loss)/profit	(8,407)		124,765	186,660
Interest receivable and similar income	23,548		14,937	11,862
Interest payable and similar charges	(131,718)		(126,913)	(111,404)
(Loss)/profit on ordinary activities before taxation	(116,577)		12,789	87,118
(Loss)/profit on ordinary activities after taxation	(96,986)		22,077	76,986

Selected Consolidated Balance Sheet Data in accordance with US GAAP:

	As restated		As restated	As restated
	As of		As of	As of
	December 31, 2002		December 31, 2001	December 31, 2000

	(in £000’s)
Current Assets	248,744		299,938	319,708
Total Assets	2,618,392		2,748,123	2,834,156
Current Liabilities	(1,801,589)		(92,482)	(160,219)
Long Term Liabilities	(161,979)		(2,138,473)	(2,150,824)
Shareholders’ Equity	654,824		517,168	523,113

	As restated		As restated	As restated
	Year ended		Year ended	Year ended
	December 31, 2002		December 31, 2001	December 31, 2000

Ratio of Earnings to Fixed Charges calculated in accordance with:
UK GAAP	(3.17	)(1)	0.95 (2)	1.22
US GAAP	0.11	(3)	1.10	1.78

(1)	The deficit in earnings for the year ended December 31, 2002 under UK GAAP is £751,051,000
(2)	The deficit in earnings for the year ended December 31, 2001 under UK GAAP is £7,970,000
(3)	The deficit in earnings for the year ended December 31, 2002 under US GAAP is £116,577,000

Historical Performance Summary — Selected Operating Data

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

     Data made available by Innogy plc (formerly National Power plc, the former owner of the Drax Power Station) confirms that the Drax Power Station had an overall availability of approximately 87% to 88% over the 1996-1999 period. The Drax Power Station’s operating history for the years ended March 31, 1998, 1999 and 2000, the 12 months ended December 31, 2000, 2001 and 2002, and the three months ended March 31, 2003 is summarized below:

									3 Months ended
	Year ended March 31,				Year ended December 31,				March 31,

	1998	1999	2000		2000(2)		2001	2002	2003

Net Generation	23,321	22,507	21,595		23,048		22,298	19,454	7,229
(GWh/Yr)
Equivalent Availability Factor	87.37	91.10	81.60		82.50		85.80	81.90	91.10
(% of time the station was available for generation)
Net Capacity Factor	71.00	71.40	65.15		66.48		64.40	56.30	85.00
(% of actual net generation to potential max. net generation)
Forced Outage Rate	4.60	5.90	7.72	(1)	10.26	(1)	8.03	12.49	2.20
(% of time that a failure or unplanned condition required the unit to be removed from service)
Net Thermal Efficiency	37.74	38.87	38.86		38.17		37.30	37.02	38.29
(% of energy input converted to electricity)

(1)	The operating performance of the Drax Power Station for the year ended March 31, 2000 was adversely affected by the fire which shut down Unit 3 from December 27, 1999 until the end of the period; and for the year ended December 31, 2000 by the rotor incident on Unit 2 in September 2000.
(2)	Our financial year-end is December 31, so all of these performance measures are now recorded in line with our financial year.

Capitalization and Indebtedness - Not applicable.

Reasons for the Offer and Use of Proceeds - Not applicable.

Significant Developments During 2002 and Recent Developments

     For a discussion of these developments please see “Information on the Company — Significant Developments During 2002 and Recent Developments.”

Exchange rates

     The following tables set forth, for the dates or periods indicated, the Interbank market rate and generally reflect the exchange rates for transactions of US $1 million or more. These are the “official” rates quoted in the media, such as The Wall Street Journal. These rates have been sourced from “OANDA, The Currency Site” (www.oanda.com):

	April	March	February	January	December	November
US dollars per £1	2003	2003	2003	2003	2002	2002

Noon buying rate
High	1.5989	1.6162	1.6580	1.6562	1.6070	1.5974
Low	1.5457	1.5534	1.5698	1.5904	1.5447	1.5409

				3 months ended
	Year ended December 31,			March 31,

US dollars per £1	2002	2001	2000	2003

Noon buying rate
Period end rate	1.6044	1.4515	1.4955	1.5749
Average rate for the period(1)	1.5038	1.4413	1.5204	1.6038

Risk Factors

     The only securities we have outstanding which are held by the public are our 9.07% Senior Secured Bonds due 2025 and our 10.41% Senior Secured Bonds due 2025, which we refer to as the bonds. In addition, our indirect parent, AES Drax Energy Limited has issued 11.25% Senior Secured Notes due 2010 and 11.5% Senior Secured Notes due 2010, which we refer to as the notes. The risk factors we have set forth below, therefore, relate to the risks associated with owning our publicly traded debt securities and the operating risks associated with the Drax Power Station and our £1,725,000,000 8.86% Guaranteed Secured Bonds due 2015 issued on November 30, 1999, which bonds and related coupons we refer to collectively as the Eurobonds, that may affect our ability to repay our debt obligations.

     You should read “Information on the Company — Significant Developments During 2002 and Recent Developments” where we describe the Standstill Arrangements and the current position in relation to our debt restructuring. We are currently in default under the bonds, the notes and our Eurobonds. As part of the Standstill Arrangements, some of our defaults have been permanently waived, some of our defaults have been temporarily waived and some of our creditors have agreed to forebear the acceleration of debt and enforcement of security which could arise as a result of a default until the Standstill Termination Date.

     This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report. You should read “Forward-Looking Statements” for more information regarding these forward-looking statements.

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

     We have proposed a business plan and restructuring proposal, which are currently under discussion with the syndicate of banks that financed the subscription for the Eurobonds and the members of the ad hoc committee formed by holders of the bonds. Holders of the Eurobonds and the coupons related thereto and the bondholders are referred to collectively as our senior creditors. Certain sections of our restructuring proposal were filed on a Form 6-K with the SEC on April 11, 2003. Our ability to implement the business plan and to meet our Finance Obligations depends upon the successful implementation of a restructuring proposal. The key aims of the restructuring proposal are:

•	to de-leverage the capital structure of the AES Drax companies;

•	to reduce debt with the proceeds of AES Drax’s claim against TXU Europe resulting from termination of the Hedging Contract;

•	to preserve liquidity to mitigate the impact of potential prolonged low market prices or unexpected volatility; and

•	to benefit from the contributions of The AES Corporation to maximize value to our creditors.

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

     In particular, under the Standstill Agreement, the bondholders party thereto temporarily waived events of default which would have qualified as a bankruptcy/insolvency event of default, a fundamental event of default under the intercreditor arrangements between our respective classes of senior creditors. As more fully described under “— Limitation on Enforcement of Rights” such an event permits acceleration and enforcement action to be taken earlier than with respect to certain other defaults. In accordance with the terms of the Standstill Agreement, once the Standstill Agreement terminates, if bondholders elected to accelerate, for purposes of determining the relevant period of time for enforcement rights, the measuring date would be as if the Standstill Agreement had never been executed.

     In addition, the value of AES Drax Holdings Limited’s assets as at December 31, 2002 was less than the amount of its liabilities, taking into account its contingent and prospective liabilities. Pursuant to the terms of the Standstill Agreement, events of default under the Eurobonds, Bank Facility and the bonds arising as a result of this position have been temporarily waived by the senior creditors. If we are unable to agree a restructuring plan satisfactory to our senior creditors prior to the Standstill Termination Date (and the Standstill Arrangements are not extended past this date) our senior creditors will be able to accelerate their debt and to take enforcement action under their security arrangements as a result of such events of default, subject to the terms of the intercreditor arrangements.

We are substantially leveraged and are not able to service our debt. We are currently in default on our bonds and our Eurobonds and absent a restructuring of our Financial Obligations we will be unable to make the payments which are or will become due.

     As a result of the Acquisition by AES Drax Limited (“AESD”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, of all the outstanding capital stock of AES Drax Power Limited, a private limited company organized under the laws of England and Wales and owner/operator of the Drax Power Station, the AES Drax group is highly leveraged. The AES Drax group’s leverage and obligations has had and could have important consequences to the holders of the bonds, including the following:

•	a significant portion of the Drax Power Station’s cash flow from operations is dedicated to the payment of the AES Drax group’s debt service obligations;

•	the AES Drax group’s leverage has made it more sensitive to a downturn in general economic conditions and changes in market conditions which impact on electricity prices;

•	the AES Drax group’s substantial indebtedness may limit the operating company’s capacity to respond to market conditions (including its ability to make capital expenditures, or satisfy working capital, or other general corporate requirements) or to meet its contractual or financial obligations under which it is currently in default; and

•	the AES Drax group may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage. In addition, if and to the extent the AES Drax group requires additional financing in the future for working capital, capital expenditures or other general corporate purposes, the group’s leverage may impair its ability to obtain such additional financing.

Our indirect parent company, AES Drax Energy Limited (“AES Drax Energy”), was unable to make full payment of interest due on the notes on February 28, 2003. AES Drax Energy is in default under the terms of the notes. If the security trustee for the noteholders serves a notice in writing to the security trustee for the bondholders and the holder of the Eurobonds, enforcement action may be commenced against AES Drax

Energy after 90 days pursuant to the terms of the intercreditor arrangements. This could result in us ceasing to be a subsidiary of The AES Corporation.

     As part of the Standstill Agreement, our debt service cover ratios were not calculated as of December 31, 2002 and AES Drax was not permitted to make any distributions to AES Drax Energy. Since AES Drax Energy had insufficient funds of its own, AES Drax Energy was unable to make the full amount of the interest payment of $11.5 million and £7.6 million due on the notes on February 28, 2003. AES Drax Energy’s failure to make the full amount of the required interest payment constitutes an event of default under the notes. If the security trustee for the noteholders serves a notice in writing to the security trustee for the bondholders and the holder of the Eurobonds, enforcement action, subject to certain conditions, may be commenced against AES Drax Energy after 90 days pursuant to the terms of the intercreditor arrangements. See “—Limitation on Enforcement of Rights” for a description of the intercreditor arrangements.

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

     On November 14, 2002, TXU Europe was required to make a £49 million payment to AES Drax for power purchased in October under the Hedging Contract. TXU Europe failed to make the payment, and attempts to negotiate a solution acceptable to both parties were unsuccessful. On November 18, 2002, AES Drax terminated the Hedging Contract, with immediate effect, on the grounds of TXU Europe’s failure to provide the credit support of approximately £270 million required under the terms of the Hedging Contract.

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

     See “Information on the Company — Significant Developments During 2002 and Recent Developments.”

We entered into a Standstill Agreement with certain of our senior creditors, temporarily or permanently, waiving certain defaults under the terms of our Finance Obligations through the Standstill Termination Date. If we are unable to agree a restructuring plan satisfactory to our senior creditors, we may lose control of the Drax Power Station.

     On November 19, 2002, the TXU group, including TXU Europe (the counterparty to the Hedging Contract) and the guarantor of the Hedging Contract, TXU Europe Group plc (“TXU Europe Group”), was placed into administration. After termination of the Hedging Contract and the placing of the TXU group into administration, AES Drax secured the support of the bank lenders which indirectly financed the Acquisition (the “Senior Lenders”) to address the liquidity needs of the project, including the provision of letters of credit required to support merchant trading of the Drax Power Station’s output in the open market. AES Drax has submitted a claim for capacity damages of approximately £266 million in accordance with the terms of the Hedging Contract as well as a claim of approximately £85 million for unpaid electricity delivered in October and the first half of November. The Hedging Contract accounted for approximately 60% of the revenues generated by AES Drax and payments under this agreement were significantly higher than AES Drax is currently receiving in the open market.

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

Limitation on Enforcement of Rights

     The indenture relating to the bonds is subject to the terms of an intercreditor and security trust deed (the “AES Intercreditor Deed”). The intercreditor agent is Bankers Trustee Company Limited, which is an affiliate of Deutsche Bank, which is the agent under the bank facility entered into by InPower Limited, the holder of the Eurobonds, with the Senior Lenders (see “Information on the Company — Financing”). Decisions by the senior creditors relating to remedies on the occurrence of an event of default are subject to requirements as to intercreditor voting percentages which decline over time. As a result of the intercreditor arrangements between the holders of the Eurobonds and the related coupons and the Senior Lenders, the Senior Lenders will be able to direct the actions of the holders of the Eurobonds and the related coupons. Without the consent of the other senior creditors, bondholders holding at least 25% of the then outstanding aggregate principal amount of the bonds will be able to require acceleration of the maturity of the bonds upon a payment or bankruptcy/insolvency event of default. However, for other fundamental events of default, bondholders will only be able to require acceleration without the consent of the other senior creditors after 90 days, and for non-fundamental events of default, only after 180 days, following the delivery of a notice from the intercreditor agent requesting remedies instructions. As the aggregate outstanding amount owed to other senior creditors decreases over time, the time limit after which bondholders may accelerate their senior debt becomes shorter. In accordance with the Standstill Agreement, the bondholders party thereto temporarily waived certain events of default, which would have qualified as a bankruptcy/insolvency event of default, a fundamental event of default. In accordance with the terms of the Standstill Agreement and in relation to such temporarily waived events of default, once the Standstill Agreement terminates, if bondholders elected to accelerate, for purposes of determining the relevant period of time for enforcement rights, the measuring date would be as if the Standstill Agreement had never been executed. Unless a consensual restructuring has been put in place before the Standstill Termination Date or the Standstill Termination Date is extended, bondholders holding at least 25% of the aggregate principal amount of the bonds will be in position to accelerate the maturity of the bonds at any time after the Standstill Termination Date.

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

     A description of our intercreditor arrangements can be found under “Description of Intercreditor Arrangements” in our Registration Statement on Form F-4 (File no. 333-13096) filed with U.S. Securities and Exchange Commission on January 24, 2001 (the “F-4 Registration Statement”) which description is hereby incorporated by reference herein.

Our required interest rate swaps in connection with the Bank Facility have created additional costs and obligations.

     The Eurobonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility (as defined under “Information on the Company — Financing”). The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (Libor). We currently have hedged £552.4 million of our floating rate exposure as at December 31, 2002 and such hedging arrangements satisfy the requirements under the Eurobonds. Our calculation of the market value of these swap arrangements at March 31, 2003, if terminated would require that we pay £88 million to our swap counterparties.

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

     The financing of the Acquisition was structured to enhance the cash flows available to service our financial obligations. The structure is premised on the following key UK tax assumptions, which we refer to as the key tax assumptions:

•	interest payable with respect to the Eurobonds and the bonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

•	payments on the notes, the bonds and the Eurobonds will not be subject to UK withholding tax as a result of the notes, the bonds and the Eurobonds being eurobonds listed on a recognized stock exchange (within the meaning of Section 841 of the Income and Corporation Taxes Act of 1988), or otherwise;

•	there will be no UK tax levied on AES Drax Acquisition Limited in respect of the shares which it purchased from InPower Limited under certain forward purchase arrangements;

•	there will be no apportionment under the controlled foreign company rules of any chargeable profits and creditable tax to us or AES Drax Acquisition Limited in any accounting period of either company under UK tax law; and

•	the Eurobonds will not be repaid early.

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

     The successful operation of the Drax Power Station is affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Changes in these factors could make it more expensive for us to operate the Drax Power Station, could require additional capital expenditures or could reduce certain benefits currently available to us. In addition to the other risks identified in this section, a variety of other risks may affect the Drax Power Station, some of which are beyond our control, including:

•	the Drax Power Station could perform below expected levels of output or efficiency;

•	coal supply could be interrupted or unavailable;

•	operating costs could increase;

•	delivery of electrical energy to and from the Drax Power Station by and to The National Grid Company plc (“NGC”) could be disrupted;

•	environmental problems could arise which could lead to fines, curtailment or a shutdown of the Drax Power Station and new environmental legislation or regulations could require an increase in operating or capital expenditure or a constraint on the output of the Drax Power Station;

•	the units and equipment could break down or fail in the future;

•	the Drax Power Station could suffer labor disputes;

•	the UK Government could change permit or governmental approval requirements which could result in curtailment of the output of the Drax Power Station or otherwise affect the operating environment of the Drax Power Station;

•	third parties could fail to perform their contractual obligations to us, as in the case of TXU Europe;

•	catastrophic events, such as fires, earthquakes, explosions, floods, severe storms or other occurrences, could affect the Drax Power Station, NGC or any of our principal suppliers of coal and other inputs;

•	new energy technologies could make our plant obsolete or less competitive; and

•	two-shifting could lead to a higher rate of tube leaks and other outages.

     We cannot assure you that none of these events will happen.

Dependence Upon Performance by Third Parties

Our ability to generate cash flow to make any payments on our debt obligations depends on unrelated third parties fulfilling their commitments to us.

     Our ability to make payments of principal, premium, if any, and interest on our debt obligations, may be materially and adversely affected by the performance of third parties, whom neither we nor any other AES Drax company control, under commercial agreements to which AES Drax is a party. For example, TXU Europe and TXU Europe Group, the parent of TXU Europe, failed to perform their obligations under the Hedging Contract and the related guarantee, respectively. The Hedging Contract was terminated and no alternative long-term hedging arrangement exists. As a result, the Drax Power Station is currently operating under its Electricity Contracting Policy (a policy agreed with its senior creditors) as a purely merchant power plant, selling electricity under trades covering periods of between 30 minutes and several months ahead and is entitled to sell electricity forward for a period not exceeding December 31, 2003. However, the ability of the Drax Power Station to sell electricity forward is constrained not only by the Electricity Contracting Policy but also by the availability of credit to support trading in form of letters of credit issued to AES Drax’s trading counterparties.

     Other third parties upon whom we depend include, among others:

•	Innogy plc (formerly National Power plc) under an IT Support Services Agreement and Technical Support Agreement;

•	UK Coal Limited (formerly RJB Mining (UK) Limited) under the Agreement for the Sale of Coal;

•	NGC under the Connection and Use of System Code, which relate to the transmission of power to and from the Drax Power Station;

•	Signatories to the Balancing and Settlement Code; and

•	Buxton Lime Industries Limited and its affiliates under the Limestone Supply Agreement.

     We refer to these commercial agreements, together with the other documents and agreements relating to the Drax Power Station, as the project documents.

     AES Drax may not be able to obtain alternative customers, supplies, goods or services to cover non-performance of third parties if any of these third parties:

•	claim that their project documents were not duly authorized by them;

•	repudiate their obligations under their project documents;

•	fail to perform their contractual or other obligations;

•	are excused from performing their obligations because we have failed to perform our obligations or because an event has occurred outside of our or their control; or

•	become unable to perform their obligations under their project documents due to bankruptcy, insolvency or any similar occurrence.

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

     There can be no assurance that fuel prices will not increase or that increased fuel prices would not have a material adverse effect on AES Drax’s results of operations which could adversely affect our ability to meet our Finance Obligations and our ability to make distributions sufficient to make payments of principal, premium, if any, and interest on the notes.

Dependence on Local Resources

We may incur additional costs if we are unable to dispose of ash locally or have access to the local water supply.

     Ash produced by the Drax Power Station is currently sold or deposited in the Drax Power Station’s Barlow ash disposal site. Although it is anticipated that there will be sufficient capacity at the site until at least 2014, this may change due to any increase in total electricity generation or any decrease in ash sales. At that time, AES Drax will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If the ash is required to be disposed of at other sites, AES Drax may incur additional costs.

     The Drax Power Station currently abstracts a large portion of the water used in its operations from the river Ouse and supplements the supply with on-site groundwater. The UK Environment Agency has indicated that it may reduce the allowable quantities of water to be abstracted under the AES Drax license and may significantly increase license fees. During 2002 such fees increased by approximately 4.8% and the same fees for 2003 are estimated to increase by a further 4.1%. (See also “Information on the Company — Environmental Matters and Regulation — Future Legislation”.) If the lower levels of abstraction are not sufficient to service the Drax Power Station’s needs, the plant may need to use recycled effluent part of the time, which is likely to cause increased operating and maintenance costs. In addition, capital expenditures may be necessary if the capacity of the effluent treatment plant is not sufficient to treat the required quantities.

RISKS ARISING FROM THE MARKET, REGULATION AND DEREGULATION

Dependence on the Market for Electricity in England and Wales

AES Drax’s ability to pay dividends and our ability to make payments under our debt obligations depends on the Drax Power Station’s ability to sell power.

     The market for wholesale energy, installed capacity and ancillary services in England and Wales is largely deregulated. Owners of electricity generation facilities such as AES Drax are not guaranteed any specified rate of return on their capital investments or recovery of their costs. Therefore, the revenue generated will be dependent on electricity trading contracts, which AES Drax may enter into from time to time with trading counterparties, which, as a merchant plant, forms the bulk of the revenue of AES Drax. In addition, AES Drax may sell its output in the balancing mechanism under NETA. Among the factors that will influence prices AES Drax can obtain for its energy, all of which factors are beyond AES Drax’s control, are:

•	the impact of extended periods of low electricity prices due to significant over-capacity of generation, increased competition and a lack of incentive for companies to invest in constructing and commissioning new power plant;

•	failure to enter into bilateral contracts for sales of energy or installed capacity due to, among other things, availability of credit support for trading;

•	the likelihood of more stringent environmental regulations in the UK which could restrict the Drax Power Station’s ability to operate or affect its competitiveness relative to other power stations.

•	a decrease in natural gas prices relative to coal, which would make gas-fired power stations more competitive with the Drax Power Station;

•	prevailing market prices for coal;

•	the extent of additional supplies of electric energy, installed capacity and ancillary services from current competitors of the Drax Power Station or new market entrants, including sales from foreign electricity producers into the UK, and the development of new power stations that may be able to produce energy less expensively than the Drax Power Station;

•	the effect of NETA on customers and competitors in the electricity supply market and how certain competitors deal with excess supply or low market prices. Certain competitors have already mothballed plant and there has been a tightening of credit requirements following the demise of Enron;

•	the impact of the support provided by the UK government to British Energy;

•	the extended operation of nuclear generating plants selling electricity under NETA or otherwise and in adjacent markets beyond their presently expected dates of decommissioning;

•	the extent of additional supplies of energy or energy-related services resulting from an increase in physical transmission capacity in the wholesale electricity trading market or otherwise;

•	weather conditions prevailing in England and Wales from time to time;

•	the possibility of a reduction in the projected rate of growth in electricity usage as a result of such factors as regional economic conditions and the implementation of conservation programs; and

•	export power transmission constraints, which would limit the ability of the Drax Power Station to sell energy, installed capacity and ancillary services in adjacent markets in which prices may be higher than otherwise.

     Our ability to make payments of interest, principal and premium, if any, on the bonds and to satisfy our obligations under the other Finance Obligations will depend upon the future operating performance of the Drax Power Station including the ability to implement our business strategy, including our restructuring plan, which will be affected by the factors described herein and by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. As a result of a number of the factors cited above the Drax Power Station has not been able to generate sufficient cash to satisfy all of its Finance Obligations and is currently in discussions with its senior creditors about a debt restructuring. See “Information on the Company — Significant Developments During 2002 and Recent Developments” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Changes in Electricity Regulation Applicable to England and Wales

     In connection with the concerns of OFGEM, the principal regulator of the electricity industry in England and Wales, which we sometimes refer to herein as the Regulator, over the fairness and transparency of the pricing mechanism for electricity in England and Wales, the UK Government replaced the pool arrangements for the trading of wholesale electricity in England and Wales with NETA, which was implemented on March 27, 2001. NETA was implemented to improve market information and transparency, enhance liquidity and reduce the opportunities for the exercise of market power by generators. There have been numerous changes in the two years since NETA was implemented and energy regulation continues to change and develop. Although NETA has impacted electricity prices, NETA has not generally been considered to be the principal underlying cause behind the decline in UK power prices; this is more likely due to the over-capacity in the UK generation market, increased competition and fragmentation of the market. As a result, we cannot assure you that further development of NETA will not have a significant adverse effect on AES Drax’s revenues and its ability to pay dividends to its shareholders in amounts which will enable us to meet our obligations under the Finance Obligations. Failure to receive dividends indirectly from AES Drax will materially adversely affect our ability to make any payments on the bonds.

     NETA includes a Balancing and Settlement Code: if a generator’s output does not match its contracted position, it is required to pay out-of-balance charges and/or penalties. If AES Drax is unable physically to generate to its contract position, the payment of such out-of-balance charges and/or penalties could be significant.

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

     Because the laws and regulations affecting the Drax Power Station and AES Drax are complex, constantly changing, possibly applied retroactively and generally becoming increasingly stringent, changes in these laws and regulations may cause increased compliance costs, the need for additional capital expenditures or the reduction of certain benefits currently available to the Drax Power Station. These laws and regulations could also expose AES Drax to liabilities, including remediation liabilities, relating to previous operations or for actions taken or conditions caused by third parties. Under the terms of the project documents, AES Drax is responsible for paying all costs resulting from changes in or enforcement of all statutes, regulations and permits. AES Drax’s failure to comply with any such statutes or regulations or any change in the requirements of such statutes or regulations could result in civil or criminal liability, the limitation or suspension of operations, imposition of clean up liens, fines or penalties and large expenditures. We cannot assure you that the Drax Power Station has been or will be at all times in complete compliance with such standards, laws, regulations, permits and governmental approvals or that AES Drax will not incur material costs, liabilities, fines or penalties or suffer other sanctions, including the limitation on or suspension of operations in the future. Further, we cannot assure you that the costs of complying with current and future environmental and health and safety standards, laws and regulations and any liabilities arising from current or past operations will not adversely affect AES Drax’s business, results of operations or financial condition.

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

     Under the original terms of the Finance Obligations, AES Drax was required to maintain property, business interruption, earthquake, catastrophic and general liability insurance for the Drax Power Station in accordance with the minimum insurance requirements contained in such financing documents. AES Drax was unable to obtain insurance in accordance with the minimum insurance requirements under the bond indenture, therefore, following discussion with the Senior Lenders, it was agreed that we should seek to renew the insurance on the basis of material damage cover only initially and during the 6 month period following November 27, 2002 we would examine the options for re-introducing business interruption coverage. Accordingly, in November 2002, we entered into a supplemental indenture to amend the minimum insurance requirements to reflect the following:

(i)	A maximum deductible not to exceed £5 million each and every loss and which shall not be subject to an annual aggregate deductible.

(ii)	The minimum sum insured shall be $1 billion (£600 million) in respect of Property (Material Damage) “All Risks” Insurance. Business interruption insurance shall not be required for a period of six months from November 27, 2002.

These limits became effective after the insurance consultant, Willis Limited, confirmed that the minimum insurance requirements as set forth in the original bond documentation are no longer available on commercially reasonable terms, and the amendments proposed above are reasonable having regard for good industry practice.

     The premium under our current coverage is approximately £5.2 million per annum (plus Insurance Premium Tax (IPT)), a reduction of approximately £6 million from our previous annual premium, in part due to the coverage not including business interruption.

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

RISKS RELATING TO CONTROL BY AES

We and the other AES Drax companies are controlled by The AES Corporation (“AES”), which may have conflicting interests with respect to the operation of the Drax Power Station.

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

     AES’s existing plants in England and Wales, including AES Indian Queens (Newquay, England), AES Fifoots Point (Newport, Wales) — currently in administrative receivership — and AES Barry (Barry, Wales), together with Medway Power Limited (Medway, England), which is operated by an AES affiliate and 25% owned by AES, participate in the electricity trading markets in England and Wales under NETA. Each AES facility is a separate business entity, and there is no assurance that such facilities will not compete with each other in the wholesale electricity trading market following the implementation of NETA. Fifoots has been put up for sale by its administrative receiver, KPMG.

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

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statement. Important factors that could cause actual results to differ include risks set forth in “Key Information — Risk Factors.”

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     During 2000 AES Drax’s business activities concentrated on selling electricity generated by the Drax Power Station into the Pool. The Pool remained in place until March 27, 2001 when NETA was implemented. See “Information on the Company — Business Overview — Changes to the Electricity Market in England and Wales.” The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior Pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the CEGB. Despite the fire involving Unit 3 on December 27, 1999 and the rotor-winding fault reported on Unit 2 in the quarter ended September 30, 2000 weighted average (based on capacity) availability for 2000 was approximately 82.5%. For the year ended December 31, 2001, the station had a weighted average (based on capacity) equivalent availability factor of 85.8%. For the year ended December 31, 2002, the station had a weighted average (based on capacity) equivalent availability factor of 81.90%. This reduction in availability compared to 2001 was due primarily to the increased levels of two-shifting caused by the manner in which TXU Europe called power under the Hedging Contract prior to its termination and the increased levels of forced outages which resulted from this regime. As we have moved back into baseload operation through the first quarter of 2003, both the plant availability and forced outage rates have improved. For the three months ended March 31, 2003, the Drax Power Station’s weighted average (based on capacity) equivalent availability factor was 91.10% and its forced outage rate was 2.2%, compared to 88.70% and 11.26%, respectively, for the three months ended March 31, 2002.

Termination of the Hedging Contract

     The Hedging Contract was terminated on November 18, 2002 following the failure by TXU Europe to pay for the power supplied by AES Drax to TXU Europe in respect of the month of October and part of the month of November (up to the date of termination) and TXU Europe’s failure to provide a letter of credit as required by the terms of the Hedging Contract. The termination of the Hedging Contract has had a significant impact upon the results of AES Drax for the year ended December 31, 2002 and will affect the future results of AES Drax as we migrate to becoming a fully-merchant plant. In the financial statements to December 31, 2002 we have recorded a provision of £136.8 million and a contingency in respect of the potential “Capacity Damages” payable under the termination of the contract of approximately £266 million.

     The £136.8 million provision consists of four distinct elements:

•	The revenues from TXU Europe under the Hedging Contract consisted of two components, a capacity fee (which was essentially fixed) and a variable call payment, which was based upon the volumes of power sold by AES Drax to TXU Europe. Under the Hedging Contract, the cashflows received in respect of the capacity fees were shaped, so that the payments were higher through the first and fourth quarter of each calendar year. However, the accounting policy that we adopted was to smooth the receipt of the capacity fees and treat them as a fixed amount received each month. In 2002, the capacity fees payable were approximately £18.8 million pounds per month.

However, as at the date of termination, our balance sheet included an amount of accrued income in respect of the TXU Europe capacity fees, as the cash receipts in the period to November 18, 2002 were approximately £55.6 million less than the revenues reflected on the income statement. Therefore, we created a provision for this accrued income during the quarter ended December 31, 2002. The change between this figure and the £70.9 million originally estimated in the September 30, 2002 6-K filing is due to an adjustment to take account of the movement in this accrual between September 30, 2002 and the date of termination of the Hedging Contract.

•	Prior to the commencement of the Hedging Contract in April 2000, AES Drax paid TXU Europe a £10 million fee pursuant to the Hedging Contract in connection with the structuring of the transactions contemplated by the Agreement:

The accounting treatment was to amortize this fee over the life of the Hedging Contract, a period of approximately 15 years. As at the date of termination of the Hedging Contract, a balance of £8.3 million remained. Therefore, due to the termination of the Hedging Contract we wrote-off this balance during the quarter ended December 31, 2002.

•	In addition, AES Drax paid £1.2 million of professional fees relating to the renegotiating of the Hedging Contract due to the introduction of NETA and its conversion to the new trading regulations. The accounting treatment adopted was to amortize these costs over the remaining life of the Hedging Contract, a period of approximately 13 years. As at the date of termination, a balance of £1.1 million remained. Therefore, due to the termination of the Hedging Contract, we wrote-off this balance during the quarter ended December 31, 2002.

•	A provision in respect of the power sold to TXU Europe under the Hedging Contract during October and in the period to November 18, 2002, when the contract was terminated. TXU Europe have not paid us for this power and a provision of approximately £71.8 million (excluding VAT) was made during the quarter ended December 31, 2002.

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

     AES Drax’s critical accounting policies are:

•	Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates. Revenues in respect of the Hedging Contract were recorded on an accruals basis, which meant that although the capacity payments payable under the contract were higher in the winter months and lower in the summer months, we record them as being received in equal monthly instalments.

•	Goodwill/Impairment of long-lived assets

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

Under US GAAP, Financial Accounting Standard (“FAS”) No. 144 states that a long-lived asset classified as held for sale is held on the balance sheet at the lower of its carrying amount or fair value. As a result, our ultimate parent company, AES recorded an after-tax impairment loss of approximately $893 million in the fourth quarter of 2002 relating to AES Drax and AES Drax was classified as held for sale in AES’s consolidated balance sheet.

•	Deferred finance costs

Financing costs are deferred and amortized over the related financing period using the effective interest method of amortization. Deferred financing costs are shown net of accumulated amortization of £13.5 million and £8.9 million as of December 31, 2002 and December 31, 2001, respectively and have been deducted from the associated loan balances.

•	Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

•	Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Results of Operations

     AES Drax’s results of operations through the majority of the period covered by this report relied on payments made to it by TXU Europe under the Hedging Contract, on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     As a result of termination of the Hedging Contract, the following results are not necessarily indicative of results we expect to achieve in future periods, as we only began operating as a fully merchant plant as of November 19, 2002.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 27 to our financial statements included in this annual report.

Year ended December 31, 2002 compared to the year ended December 31, 2001

     Revenues for the year ended December 31, 2002 totaled £524.8 million (2001: £586.1 million). The decrease in revenues for 2002, compared to the same period in 2001 is due principally to the termination of the Hedging Contract in mid-November (see “Information on the Company-Significant Developments During 2002 and Recent Developments”) at which time we stopped selling power to TXU Europe and began selling electricity into the market. The revenues in the fourth quarter of 2002 include approximately £71.8 million of revenues for which we have not received payment from TXU Europe and for which we have established an offsetting provision as described below. As we only began to shift to a pure merchant plant at this time and we were in negotiations with certain of our senior creditors regarding standstill arrangements and a new trading strategy and electricity contracting policy, these developments as well as arrangements with counterparties regarding credit enhancement also impacted our ability to capture certain merchant sales. The decrease in revenues is due to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which would have contributed a further £18.8 million of revenues in December 2002 and the overall decline in capture price from an average of £29.16/MWh to £24.40/MWh seen at the end of 2002. Most of this decline is due to the transition from the Hedging Contract, which had accounted for approximately 60% of the revenues generated by the Drax Power Station and was terminated on November 18, 2002, to becoming a fully merchant plant, where we were capturing only market prices averaging around £16.92/MWh during the last part of the year.

     The 10.4% decrease in revenues for the year ended December 31, 2002 compared with the previous year, are once again primarily due to the reduction in prices over the last twelve months and a 12.6% decrease in generation from 21,314GWh in 2001 to 18,627GWh. This decrease primarily reflects both the impact of increased competition and over-capacity within the UK generation market. During the period the Hedging Contract was in place, it also reflects the increased proportion of our sales which were made under the Hedging Contract prior to termination, increasing the average capture price from £27.50/GWh to £28.18/GWh, an increase of 2.5% over 2001 which indicates the benefit the Hedging Contract had provided AES Drax as market prices declined.

     Prices throughout 2002 for Annual Baseload Contracts have fallen from around £18.45/MWh in December 2001 to £16.92/MWh, by December 31, 2002. The following graph shows the trend in such baseload prices over the year ended December 31, 2002:

Annual Baseload Prices

     During the first quarter of 2003, prices increased sharply through January when we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of the TXU group and the issues faced by British Energy at that time. The table above also shows the trend in baseload prices since January 1, 2003.

     Cost of sales for the year ended December 31, 2002 were £219.5 million, compared to £267.2 million for the year ended December 31, 2001. The year ended December 31, 2002 shows a 17.9% reduction in fuel costs, reflecting the 12.8% reduction in generation for 2002 compared to 2001 and a reduction in our fuel costs resulting from the change from the Innogy coal contract, to the one with UK Coal, which occurred during 2001.

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

     Gross profit (revenues less cost of goods sold) was £305.4 million for the year ended December 31, 2002 (2001: £318.9 million). This gives a gross margin for the twelve months of approximately 58.2% (2001: 54.4%). The improvement in the gross margin for the year ended December 31, 2002 is mostly due to a slight improvement in the average selling price (an increase of 2.5%), an increase in the proportion of our electricity that was sold to TXU Europe under the Hedging Contract for the period ended November 18, 2002, and the reduced fuel costs of approximately £0.70/MWh from contracts with our major suppliers. The increase in the average selling price was solely due to the terms of the Hedging Contract and we do not expect that we will be able to capture such selling prices in the future absent significant changes in the market.

     Administrative expenses for the year ended December 31, 2002 totaled £899.9 million (2001: £171.0 million). This total for 2002 includes an exceptional item relating to the termination of the Hedging Contract and an impairment of fixed assets, as a result of the termination of the Hedging Contract totaling £501.8 million.

     The component parts of this exceptional item can be summarized as follows:

TXU-related write-offs and provision	£136.8 million
Impairment of fixed assets	£579.0 million

Total	£715.8 million

     A break-down and explanation of the £136.8 million has been provided above (see “— Results of Operations”), although the constituent parts are summarized below:

Write-off of accrued income	£ 55.6 million
Write-off of structuring fee	£ 8.3 million
Write-off of professional fees	£ 1.1 million
Provision for power sold, but not paid for	£ 71.8 million

Total	£136.8 million

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

     In our case, we have compared the book value of our fixed assets (both tangible and intangible) totaling approximately £1,297 million against the net present value (NPV) of the estimated future discounted cashflows of the business. The discount rate used has been reviewed for reasonableness, and we are satisfied that a post-tax discount rate of 7.9% is appropriate. The cashflows used for this exercise were sourced from our Restructuring Plan (see “Information on the Company-Significant Developments During 2002 and Recent Developments”). The result of this “impairment test” is that the book value of the fixed assets exceeds the NPV of the cashflows by approximately £579 million. Therefore, we are required to record a write-off against our fixed assets of this amount, which is charged initially against our Intangible Assets, which comprise of the goodwill that arose upon acquisition of Drax Power Station by AES (see Notes 4 and 8 to the financial statements of the Company included in this annual report) and subsequently against the company’s Tangible Assets.

     This write-off reduces the Intangible Assets from a book value of £549.6 million to £Nil, and the Tangible Assets from £1,112.6 million to £1,083.1 million.

     The “normal” administrative expenses consist primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. The expenses for the year ended December 31, 2002 totaled £184.1 million (2001: £171.0 million).

     The additional £13.1 million of administrative expenses for the year ended December 31, 2002 compared to 2001, can be attributed to the following factors:

•	The increase in our insurance premiums following renewal in November 2001, when our premiums increased from approximately £3.7 million per annum to £7.5 million per annum. This significant increase in the premiums payable was due to the reasons noted above. This added approximately £5.9 million to our insurance expense for the year ended December 31, 2002 compared to the same period in 2001 and insurance premiums paid totaled £10.9 million for the year.

•	The amortization of an acquisition adjustment for the fuel contract with Innogy plc was completed when the contract expired in September 2001. This adjustment had a beneficial effect on our amortization expense during the first half of 2001; so as this is no longer available, this has increased our amortization expense for the year ended December 31, 2002 by £17.2 million.

•	The significant amount of expenditure on professional and legal fees in 2002, which totaled £7.8 million compared to £1.8 million in 2001.

•	Our total Use of System charges also increased in 2002, from approximately £31 million per annum in 2001 to £34 million in 2002, which reflects the fact that NETA was only introduced at the end of March 2001 and 2002 will include a full year of charges.

     The above increases were also off-set by reductions in other areas:

•	The Enron write-off that occurred in 2001 of £3.3 million.

•	The deferral of the major outage on Unit 2, which reduced expenditure by £5.5 million and other savings on maintenance that totaled £5.1 million. Expenditure has been deferred as a result of lower generation levels and through our own cost-cutting initiatives. Our commitments under the Hedging Contract prior to its termination and the running regime of the plant, has meant that it has been difficult to release plant (bring it out of service) as often as maintenance routines would dictate. Therefore some maintenance expenditure has been deferred and rescheduled until such time as the plant can be released.

•	Salaries are approximately £1 million lower than the same period in 2001, with reduced staffing levels and encouraging people to transfer onto contracts where their overtime is built into their basic salary.

•	We achieved a reduction in our rates expense for 2002, resulting from previous unplanned outages at the plant, which totaled approximately £2.1 million for the year.

•	Other reductions and savings in administrative expenses generated a further reduction against 2001 of £2.0 million.

     Interest receivable and other income totaled £23.5 million for the year ended December 31, 2002. The charges were £14.9 million for the year 2001, representing an increase of approximately 58% increase for the year 2002. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap. The 58% increase in interest income for 2002 compared to 2001, is attributable to an increase in the Harich Swap income resulting from the deferral of the £30.8m coupon payment, plus the additional benefit that accrued under the Harich Swap in 2002 due to the lower interest rates. GBP 6-month LIBOR has decreased from 5.9% in January 2001 to 4.3% in December 2002.

     Interest payable and similar charges were £180.1 million for the year ended December 31, 2002. The charges totaled £170.8 million for the year 2001, representing an increase of 5.4% respectively, in 2002. The interest expense comprises two major components:

(i)	The bank debt, which has a principal under UK GAAP of £1.37 billion as at December 31, 2002, accruing interest at 8.9% per annum. This principal is calculated by deducting the proceeds of the issuance of the bonds from the value of the Eurobonds issued at financial close (£1.725 billion).

(ii)	The bonds, which have a principal of £400 million, of which half accrues interest at 10.41% and the other half at 9.07%.

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

     The December 2002 interest payment on both the Bank Facility and the bonds was made on schedule when we remitted approximately £28.1m to InPower Limited for payment of interest to the Senior Lenders and £9m and $16m to the bondholders. However, we did not pay the portion of the Eurobond coupon corresponding to the principal due on the bank debt that was due on December 31, 2002 which totaled £30.8 million. This deferral of the payment of principal was agreed as part of the Standstill Arrangements (see “Information on the Company-Significant Developments During 2002 and Recent Developments”).

     Due to the impact of the exceptional administrative expenses, the loss on ordinary activities before taxation for the year ended December 31, 2002 was approximately £751.1 million (2001: Loss of £8.0 million) on which we received a corporation tax credit of £0.5 million (2001: Charge of £10.9 million). This equates to an effective tax rate of 0.09% (2001: 137%), even though UK corporation tax rate is currently 30%. The reason for the credit in 2002 is primarily due to the impact of the exceptional administrative expenses, which have resulted in zero taxable profits for 2002 and the £0.5m credit represents the movement in the deferred tax provision for the year.

Year ended December 31, 2001 compared to the year ended December 31, 2000

     Revenues for the year ended December 31, 2001 were £586.1 million (2000: £622.8 million).

     The 5.9% decrease in revenues for the year ended December 31, 2001 compared with the previous year, are primarily due to the reduction in prices over the last twelve months and a 3.4% decrease in generation from 22,074 GWh in 2000 to 21,314 GWh. Although prices decreased over the 12 months to December 2001, the impact on our revenues was not as significant, if you compare total revenues to generation sold, as our average price capture for the year only declined by 2.5% from £28.21 in 2000 to £27.50 in 2001.

     Prices throughout 2001 for Annual Baseload Contracts fell from around £19.10/MWh at the commencement of NETA in March 2001 to £18.45/MWh, by December 31, 2001. The following graph shows the trend in such baseload prices over the year ended December 31, 2001:

Annual Baseload Prices

     There are a number of factors that contributed to these price peaks and troughs:

•	In the period prior to NETA go-live there was a great deal of uncertainty about how NETA would impact upon the market-place, so there was a sharp decline in prices through Quarter 1.

•	Prices quickly recovered following the introduction of NETA, though we believe that this had more to do with an uncertainty about participant’s bidding strategies and the general fragmentation of the market following the significant changes in ownership of plant that had occurred.

•	Through Quarter 3 prices remained reasonably flat, staying generally in the range of £19.00 to £19.50/MWh.

•	In Quarter 4, there was an unexpected change when the traditional seasonal peak in Winter 2002 did not materialize and prices dropped from £19.00 to £18.00/MWh, before recovering to around £18.50/MWh at the close of the year. This was when the impact of the over-capacity that exists within the UK generation market became most apparent.

     Although there were significant fluctuations in market prices during 2000, there was not the same decline as experienced during 2001. However, the impact of such fluctuations on AES Drax’s earnings were still hedged via the Hedging Contract, which covered approximately 60% of our revenues during this period.

     Cost of sales for the year ended December 31, 2001 were £267.2 million, compared to £278.2 million. The year ended December 31, 2001 shows only a 4.1% reduction in fuel costs, reflecting the 2.4% reduction in generation for 2001 compared to 2000 and a reduction in our fuel costs resulting from the change from the Innogy Coal Contract, to the one with UK Coal. The impact of the reduction is also reflected in AES Drax’s load factor, which decreased from 66.5% for the year ended December 31, 2000 to 64.4% for the year ended December 31, 2001.

     The cost of fuel remained in line with expectations due to the transition from the supply contract with Innogy (formerly National Power) to one with UK Coal (formerly RJB Mining). Therefore the reduced fuel costs were in line with our expectations.

     Administrative expenses for the year ended 31 December, 2001 were £171.0 million (2000: £166.1 million). These expenses consisted primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. The increased level of expenditure in the fourth quarter of 2001 was due to the following:

•	For the last quarter of 2001, BSUoS charges totaled £1.8m of additional costs over 2000.

•	The write-off of a bad debt of £3.3 million with Enron, which collapsed during the fourth quarter of 2001. This write-off included not only our exposure to them for energy sales but also for some coal trades. We believe this was actually a good result for AES Drax as at one stage, Enron comprised almost 50% of our trading activity under NETA bilateral contracts. However, we were able to react quickly to the changes that took place in the market in the run-up to Enron’s demise and reduced our exposure to a more manageable level.

•	The increase in our insurance premiums following renewal in November, when our premiums increased from approximately £3.7 million per annum to £7.5 million per annum. This significant increase in the premiums payable was due to:

•	The impact of September 11th on the insurance market as a whole.

•	The withdrawal of certain insurers from the power sector.

•	Insufficient capacity available in the insurance market at the time of renewal.

•	AES Drax’s claims history during the first year of the policy.

This added approximately £1 million to our insurance expense for the quarter ended December 31, 2001 compared to the same period in 2000.

•	The balance of the £8m increase in administrative expenses for the fourth quarter of 2001, compared to 2000, was incurred on additional amortization expense. The amortization of an acquisition adjustment for the fuel contract with Innogy (formerly National Power) was completed when the contract expired in September 2001. This increased our amortization expense for the fourth quarter of 2001 by £6.9 million.

     The additional £5 million of administrative expenses for the year ended December 31, 2001 compared to 2000 was primarily due to the BSUoS charges, the Enron bad-debt and insurance. BSUoS charges are paid daily and for 2001 they totaled approximately £8.2 million.

     Interest payable and similar charges totaled £170.8 million for the year ended December 31, 2001. The charges were £156.3 million for the year 2000, representing an increase of approximately 9% respectively, in 2001.

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

     Our interest expense increased from 2000 to 2001 as a result of the refinancing in August 2000, where we replaced a portion of the Eurobonds with the bonds, which incur a higher rate of interest (9.07% — 10.41% vs 8.86%). A portion of this increase was off-set by the bridging loan, which was still in place during the first quarter of 2000 incurring interest at approximately 9% per annum. The average rate of interest applicable to our financial obligations in 2001 was approximately 8.9% (2000: 8.9%).

     The December 2001 interest payment on both the Eurobonds and the bonds was made on schedule when we remitted approximately £55m to the banks and £9m and $16m to the bondholders.

     Interest receivable and other income totaled £14.9 million for the year ended December 31, 2001. The charges were £11.9 million for the year 2000, representing a increase of approximately 20% for the year 2001. This income represented not only the interest accrued on the various bank balances held by AES Drax, but also reflected the benefits accrued from the Harich Swap. The increase in our interest income was due to the reclassification of the certain interest expense that we netted-off against interest income in 2000. The expenditure was reclassified was mainly the costs of the letters of credit and associated fees.

     Gross profit (revenues less cost of goods sold) £318.9 million (2000: £344.6 million) for the year ended December 31, 2001. Operating profit from continuing operations £147.9 million (2000: £178.4 million) for the year ended December 31, 2001.

     This resulted in a gross margin of approximately 54.4% (2000: 55.3%) for the year ended December 31, 2001. The loss on ordinary activities before taxation for the year ended December 31, 2001 was approximately £8 million (2000: Profit of £34 million) on which we incurred corporation tax of £10.9 million (2000: £22.4 million). This equates to an effective tax rate of 137% (2000: 66%), even though UK corporation tax rate is currently 30%. The reason for the increased tax charge was primarily due to the significant value of the disallowable items in our tax computation that are added back when calculating the taxable profits in 2001 and 2000, and the impact of the deferred tax charges.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Europe Group on November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax’s claim for Capacity Damages, will now be subject to the administration process relating to TXU Europe and TXU Europe Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with NGC to supply power for the first five days post-termination, which provided the benefit of advanced payments ahead of the normal Grid Trade Master Agreement settlement date (tenth business day of the following month). AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts was dependent on the availability of additional credit support. Under the terms of the Standstill Agreement, AES Drax has utilized £30 million of funds under the Group Account Agreement to create a new account called the Collateral Financing Account. This account has been used to provide the cash collateral required by one of the Senior Lenders, National Westminster Bank, to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     At present, we have entered into firm sales for approximately 55% of our available capacity for the period from April 15, 2003 to September 30, 2003. We are hoping to achieve a load factor of approximately 50% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. Our firm sales for Summer 2003 should provide an average capture price of between £15 and £16 per MWh.

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

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

•	Collateral Financing Account — this account contained the £30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately £24.7 million has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to our trading counterparties for credit support.

In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of £25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At March 31, 2003 approximately £21.2 million has been transferred into the Collateral Financing Account. Therefore, the balance on the Collateral Financing Account as at March 31, 2003 was approximately £26.7 million.

•	Cash Cover Account — this account holds the funds which provide cash collateral for the issuance of letters of credit by the National Westminster Bank.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or held for the purposes of debt service. As at March 31, 2003 the balances on the following accounts were:

•	Senior Debt Service Reserve Account	£45.2 million

•	Insurance Reserve Account	£0.02 million

     The £15 million of funds previously held in this account were transferred to the Colleral Financing Account, under the revised Group Account Agreement.

•	Proceeds Account	£54.1 million

     AES Drax expects to incur approximately £6.8 million in capital expenditures in the year 2003. During 2002 we spent £5.2 million (2001: £6.1 million, 2000: £12 million) on various capital projects, the largest of which in 2002 was the replacement of motors on PA Fans, with variable frequency drives which totaled £1.2 million. Future capital commitments shall be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

     Compliance with environmental standards will continue to be reflected in AES Drax’s capital expenditures and operating costs. Based on the current status of regulatory requirements, AES Drax does not anticipate that any capital expenditures or operating expenses associated with complying with current environmental laws and regulations will have a material effect on its results of operations or its financial condition other than the planned expenditures for completing the fitting of low NOx burners to Units 2 and 3. See “Information on the Company — Business Overview — Environmental Matters and Regulation — Integrated Pollution Control.”

     Certain of the forward-looking debt service cover ratios as of June 30, 2002 were below the level required to permit our subsidiary AES Drax Holdings Limited to make any distributions of available cash to us at that time. Further, AES Drax Holdings was not permitted to make any distributions to Drax Energy to permit Drax Energy to make the required interest payments of $11,500,000 and £7,593,750 to its noteholders due on February 28, 2003.

     The payment of interest on the notes in February 2002 was made, in part, from funds in the notes’ debt service reserve accounts held at AES Drax Energy. We were not permitted to make distributions to AES Drax Energy to permit interest due on the notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the notes’ debt service reserve fund was sufficient to make the payments then due. As of February 2003, the note debt service reserve accounts held a balance of $22,142.02 and £40,643.91, resulting in a significant shortfall. As a result of the foregoing, AES Drax Energy did not have sufficient funds to cover the required interest payments due in February 2003 on the notes in full.

     Such payment failure constituted an event of default under the notes subject to a 15-day grace period, although pursuant to intercreditor arrangements the noteholders have no enforcements rights until 90 days following delivery of certain required notices under the intercreditor arrangements. No such notices under the intercreditor arrangements have been delivered.

     The Bonds

     Proceeds from the issuance of the bonds were used to prepay a portion of the fixed coupons on the Eurobonds (described below). A full description of the terms and conditions of the bonds, common security arrangements with the Eurobonds and intercreditor arrangements, is included under “Description of the Bonds” in our F-4 Registration Statement, which description is hereby incorporated by reference herein.

     The Eurobonds

     The Eurobonds are senior secured debt obligations of AES Drax Holdings with an aggregate principal amount of £1,725 million due 2015. The Eurobonds provide for fixed semi-annual interest payments at a per annum rate of 8.86%. The Eurobonds are not guaranteed by AES, and the sole source of funds for payments due under the Eurobonds (together with payments due under the bonds) are distributions and payments in respect of surrender of tax relief and intercompany loans received by us from our subsidiaries.

     The terms and conditions of the Eurobonds contain covenants requiring each of the companies subject to its terms, including us and our subsidiaries, to:

•	provide regular financial and other information;

•	comply with material project agreements; and

•	operate and maintain the Drax Power Station in accordance with agreed standards.

     The terms and conditions of the Eurobonds also contain covenants limiting the ability of each of the companies subject to the terms thereof to:

•	incur additional debt;

•	pledge assets;

•	enter into sale-leaseback transactions;

•	make loans other than certain permitted intercompany loans;

•	make capital expenditures;

•	enter into mergers or sell assets;

•	change lines of business;

•	make distributions or other payments with respect to its share capital;

•	open or maintain any accounts other than in accordance with certain account agreements; and

•	enter into, amend or terminate any Acquisition agreement, project document or any of the agreements relating to the Subordinated Obligations or the notes.

     In addition, the terms and conditions of the Eurobonds restrict the making of distributions to make payments on the notes and distributions to AES unless AES Drax complies with certain debt service coverage and other financial ratios. See “— Limits on Distributions under our Finance Obligations.”

     The terms and conditions of the Eurobonds contain the following events of default:

•	failure to make payments when due;

•	failure to comply with certain covenants;

•	any material misrepresentation;

•	the default under other debt of any relevant company or, in certain cases, under the Hedging Contract;

•	the occurrence of a bankruptcy or insolvency proceeding involving any relevant party or any party to a material project document;

•	any cessation of all or a substantial portion of its business by a relevant company or any party to a material project document which cessation by such party would be likely to have a material adverse effect;

•	breach by any AES Drax company of a project document or any breach by a third party to a material project document that is likely to have a material adverse effect on the ability of the holders to be repaid under the Eurobonds or of the Senior Lenders to be repaid under the Bank Facility;

•	failure to maintain all material permits;

•	effectiveness of the collateral securing the loans;

•	abandonment or nationalization of the Drax Power Station;

•	the cancellation, suspension or cessation of required insurance coverage;

•	loss of title to material assets or the occurrence of extended and material force majeure;

•	an inability to carry on business or to make payments when they come due as a result of changes in the regulatory regime;

•	default in the satisfaction of legal judgments;

•	failure to satisfy minimum loan life and historic debt service coverage ratios; and

•	change of control events relating to the AES Drax companies or InPower Limited.

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

     The Bank Facility

     The Bank Facility is a senior secured credit facility comprised of term loans from the Senior Lenders. The net proceeds of the bonds used to prepay the fixed coupons on the Eurobonds were used by InPower Limited to repay approximately £370 million of the Bank Facility. As of March 31, 2003, the aggregate principal amount outstanding under the Bank Facility is £842.6 million. InPower Limited’s obligations under the Bank Facility are secured by security granted over the Eurobonds from InPower Limited and indirectly by BondPower Limited as assignee of the principal of the Eurobonds. The obligations under the Eurobonds have the benefit of security from our subsidiaries and certain other AES Drax companies, which is the same security available for the bonds and rank pari passu with the bonds. Therefore, if the Senior Lenders enforce the Bank Facility, subject to the provisions of the AES Intercreditor Deed with the trustee for the bondholders, they will have the right to control the enforcement of the security package granted in respect of the Eurobonds. In addition the Banks have the ability upon enforcement to sell the Eurobonds (or any part of them) to third parties.

     Pricing on the loans under the Bank Facility is based on the London interbank offered rate (Libor), reset periodically, plus a margin ranging from 1.50% to 3.0%, depending on the ratings that Moody’s, Standard & Poor’s and Duff & Phelps assign the loans from time to time. Currently the loans are rated Caa2 by Moody’s, D by Standard & Poor’s, and CC by Fitch (formerly Duff & Phelps) resulting in an interest rate currently of Libor + 3.00% (effective from January 1, 2003). These ratings reflect downgrades by all three rating agencies, as a reaction to the termination of the Hedging Contract and the signing of the Standstill Agreement.

     Scheduled amortization of the Bank Facility loans consist of payments of a percentage of the principal of the loans, together with accrued interest, in six-month intervals which commenced June 30, 2000. Scheduled repayments range under the Bank Facility from 0.3% to 5.15% of the current aggregate principal amount of £842.6 million. A principal installment of £30,770,000 (2001: £22,625,000) was due on December 31, 2002 and the final installment due on June 30, 2015 will be £40,725,000, or 4.8% of the £842.6 million aggregate principal amount of the loans. The principal payment due on December 31, 2002 was deferred in accordance with the terms of the Standstill Agreement and the restructuring proposal would make additional changes to the existing amortization schedule.

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

Repayment of the Bank Facility and Eurobonds

     Repayment of principal and interest on the loans made under the Bank Facility can be funded only through:

•	payment of the fixed rate coupons on the Eurobonds by us to InPower Limited; and

•	payments (if any) by AES Drax under a swap with Harich (which is back-to-back with a swap between Harich and InPower Limited) (the “Harich Swap”).

     Any such payments shall be made on a pari passu basis with payments due on the bonds and are subject to the cashflow waterfall.

     Application of Principal Payments Received on the Eurobonds

     Under the terms of a subscription agreement between InPower Limited and us, InPower Limited has agreed to subscribe for preference shares issued by us on the maturity date of the Eurobonds. InPower Limited is required to apply all principal payments under the Eurobonds, once all amounts outstanding on the Bank Facility have been paid in full, to that subscription. InPower Limited sold to AES Drax Acquisition Limited the right to receive the preference shares when they are issued in exchange for an up front £425 million payment, which InPower Limited used in part to fund its acquisition of the Eurobonds.

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

     In order to balance its payments and receipts, InPower Limited has entered into a fixed to floating rate swap with Harich, which we refer to as the InPower Swap, which will cover interest payments on the aggregate outstanding principal amount of the loans under the Bank Facility, and Harich has entered into an almost identical fixed to floating swap with AES Drax, which we refer to as the AES Drax Swap, the only difference being that AES Drax will make an additional payment to Harich to finance Harich’s expenses and tax liabilities. The intended effect of the swaps is to ensure that interest payments with respect to the Eurobonds will be adjusted to match required debt service under the Bank Facility.

     AES Drax is required under the terms of the Eurobonds to hedge a minimum of 50% of its interest exposure on a two-year rolling basis. It currently has hedged £623 million of its floating rate exposure on a two-year basis and has implemented a hedging program intended to address the requirements under the Eurobonds.

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

     Harich’s only business is to enter into the swaps described in this section, and its obligations to pay under one swap will be conditional on receipt of the corresponding payment under the other swap.

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

     Limits on Distributions under our Finance Obligations

     As typical for a project financing such as the Drax Power Station, all cash receipts are paid into specified accounts and any cash outflows from AES Drax are required to pass through a series of accounts, referred to as the Cashflow Waterfall, established pursuant to the terms of a group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the bonds, which we refer to as the Group Account Agreement. In addition, distributions and other payments to shareholders from which payments on the notes were to be made were only permitted if the financial ratio tests in the Eurobonds, the Bank Facility and the bonds were met. Cash would not be released from the project accounts in the event we failed to meet the required debt service cover ratios. See “Tests and Financial Ratios under the Finance Obligations” and “Description of the Bonds — Restrictions on Distributions” incorporated by reference herein to the description “Description of Bonds” set forth in the F-4 Registration Statement. Since June 30, 2002 no distributions or other payments to shareholders have been or may currently be made. This is due to the failure to satisfy certain ratio tests, the termination of the Hedging Contract and the existence of certain defaults and events of default under the Eurobonds, the Bank Facility and the bonds. The terms of the Cashflow Waterfall and the Group Account Agreement are expected to be reconsidered as part of the debt restructuring proposal being considered by our senior creditors.

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

     AES Drax will be obligated to make deposits into the exposure account if the projected net exposure to balancing charges and similar expenses for the six month period following the date on which the projected net exposure is calculated (generally on each interest payment date) is greater than £15 million, in an amount sufficient to cover such projected exposure.

     Funding of Debt Service Reserve Accounts

     Pursuant to the Group Account Agreement, AES Drax had agreed to maintain a debt service reserve account with a minimum balance, to be funded from cashflow, the Required Balance, which initially was equal to the greater of (a) the aggregate of six months’ interest payments on the Eurobonds; six months’ interest and principal on the bonds and the net payment by AES Drax under the AES Drax Swap relating to the next interest payment date and (b) £50 million.

     AES Drax was permitted to substitute a letter of credit (or other demand instrument) with a renewable maximum maturity of six months (in an agreed form and from a bank with a rating by Standard & Poor’s or Moody’s of at least A and A2, respectively (if rated by both)) in lieu of cash in the debt service reserve account. Such letter of credit (or other demand instrument) was required to have a face value equal to the amount necessary to maintain the minimum balance plus an amount equivalent to interest which would have been earned on such amount in the debt service reserve account. Letters of credit were utilized to fund the Required Balance due at December 31, 2002.

     The Required Balance was funded via a letter of credit from Canadian Imperial Bank of Commerce (CIBC) totaling £52.25 million and the balance of the £104.5 million, being provided from the Bank of America, backed by the AES Corp revolver. However, as part of the Standstill Arrangements a demand was made on the Standstill Date under the DSRA Letter of Credit issued by CIBC for the maximum amount available of £52.25 million.

     These funds were used in part to fund the Collateral Financing Account and to pay the debt service payments that were due on December 31, 2002 to the Senior Lenders. On the Standstill Date, £52.25 million was transferred from CIBC into the Debt Service Reserve Account. On the same day, all of the funds held in the Holding Account, which was a further £58.7 million were also transferred into the Debt Service Reserve Account. On December 11, 2002 £15 million was transferred from the Debt Service Reserve Account to the Collateral Financing Account. Finally, on December 30, 2002, £53.4 million was transferred from the Debt Service Reserve Account to the Proceeds Account and used to make the debt service payments of:

•	Eurobond interest payment to Inpower Limited

•	amounts due in respect of the Harich Swap to Inpower Limited

•	payments due to the interest rate swap and currency swap counterparties

•	payment of the bond interest payments due on December 31, 2002

     Under the Standstill Agreement, the Security Trustee may also make a further demand against the remaining letter of credit of up to £15.4 million. However, no such demand has yet been received. It is envisaged that as part of the restructuring process that all of the funds available, £52.25 million, under the remaining letter of credit with Bank of America will be called by the Security Trustee.

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

Key UK Tax Assumptions

     The financing of the Acquisition was structured to enhance the cash flows available to service the Finance Obligations and to make distributions sufficient to pay principal and interest on the notes as well as make distributions to AES. The structure is premised on the following key tax assumptions, which we refer to as the key tax assumptions:

•	interest payable with respect to the Eurobonds and the bonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

•	payments on the notes, the bonds and the Eurobonds will not be subject to UK withholding tax as a result of the notes, the bonds and the Eurobonds being eurobonds listed on a recognized stock exchange (within the meaning of Section 841 of the Income and Corporation Taxes Act 1988), or otherwise;

•	there will be no UK tax levied on AES Drax Acquisition Limited in respect of the shares which it purchased from InPower Limited under the forward purchase agreement referred to above under “Information on the Company-Financing” (or of the right to these shares);

•	there will be no apportionment under the controlled foreign company rules of any chargeable profits and creditable tax to us or AES Drax Acquisition Limited in any accounting period of either company under UK tax law; and

•	the Eurobonds will not be repaid early.

     The above is not a full list of the UK tax assumptions on which the acquisition structure is premised. If any of the above or other tax assumptions prove to be incorrect, it could materially adversely affect our levels of cash flows available to service our debt obligations.

Cash Flows

     Operations

     Under the Standstill Arrangement, our Senior Lenders and certain bondholders have agreed to certain amendments and waivers to their respective financing documents which permitted AES Drax to have access to £30 million of funds previously unavailable under the financing documentation, £15 million of which was released from the insurance reserve account, set up previously as part of the bank waiver/insurance renewal process in the first half of 2002. These funds, subject to certain consent rights of the steering committee of the Senior Lenders and the ad hoc committee of bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

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

     Based on cashflow forecasts prepared on the basis of the measures being implemented and the additional credit support and working capital that has been made available as part of the Standstill Agreement, as well as AES Drax’s implementation of an electricity trading strategy as a fully merchant plant, AES Drax believes that it will have adequate cashflow to satisfy its operational needs through December 2003. However, AES Drax does not have sufficient funds to satisfy its debt obligations and is currently in discussions with its Senior Lenders and an ad hoc committee of bondholders regarding the restructuring of these obligations. AES Drax does not expect to have the ability to make distribution to permit payments on the notes and is not currently engaged in any formal discussions regarding the notes. No assurance can be given that any successful restructuring will be achieved and that any restructuring will be agreed or implemented prior to the Standstill Termination Date, or that such period would be extended.

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

	2003	2004	2005	2006	2007

	(£ million)	(£ million)	(£ million)	(£ million)	(£ million)
Eurobonds	111.6	112.1	102.8	103.5	103.5
Bonds	36.5	36.5	36.5	36.5	36.5
Notes	31.6	31.6	31.6	31.6	31.6

     As of December 31, 2002, our known contractual obligations are as follows:

	Payment due by period (amounts in millions)

		Less than
Contractual obligations	Total	1 year	1 to 3 years	3 to 5 years	Over 5 years

Indebtedness	£2,125.0	£—	£—	£—	£2,125.0
Purchase Obligations	£0.6	£0.2	£0.3	£0.1	£—

Total	£2,125.6	£0.2	£0.3	£0.1	£2,125.0

     Under UK GAAP, there is no amortization of the Eurobonds, the bonds or the notes disclosed on the balance sheet and the coupon payments made by us in respect of the Eurobonds are matched to the amortization profile of the Bank Facility, via the Harich Swap. The cash payments made are shown in the table above which summarises the debt service payable in cash terms. Following the loss of the Hedging Contract, we undertook a full review of the carrying value of all assets, which has resulted in a write-off in our fourth quarter results (see “Results of Operations”).

     Investing Activities

     We engaged in no material investing activities for the quarter ended December 31 2002, other than the capital expenditure that was agreed as part of our annual budget. During the year, we have spent £5,224,000 (2001: £6,119,000, 2000: £11,993,000) on various capital projects, including most significantly, the replacement of motors on PA fans in 2002, the installation of low NOx burners on Unit 1 in 2001 and replacement of the generator rotor on Unit 3 in 2000.

     Financing Activities

     We engaged in no material financing activities for the quarter ended December 31, 2002.

     On December 31, 2002 AES Drax Holdings used cash from the senior debt service reserve account to pay the interest due on the bonds and a portion of the coupon on the Eurobonds equal to the interest due under the Bank Facility.

Trend Information

     See “Information on the Company — Significant Developments During 2002 and Recent Developments.”

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The Consolidated Financial Statements are included in Item 17 of this Annual Report.

Legal Proceedings

     TXU Administration

     On November 19, 2002, TXU Europe and TXU Europe Group were placed into administration. The TXU group companies creditors’ committees have been holding regular meetings, by conference call and in person, since the administrators were appointed. AES Drax is serving on the creditors’ committee for both TXU Europe and TXU Europe Group.

     In order to receive information from the administrators in its role as a member of the creditors’ committees, AES Drax has been required to sign confidentiality undertakings in relation to all information it receives in such capacity. AES Drax has submitted a claim for capacity damages of approximately £266 million as well as a claim of approximately £85 million for unpaid electricity in the TXU administration.

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

     British Energy

     AES Drax Power Limited has lodged an application with the European Courts to annul the state aid decision taken by the European Commission in favor of British Energy. In November 2002, the European Commission

authorized a £650 million loan that had been granted by UK Government to aid British Energy following the collapse in wholesale power prices. Central to the case made by AES Drax is that the European Commission failed to take into account the impact of the State aid on competitors. The application was filed with the European Court of First Instance in Luxembourg, the European Union’s second highest court, in April 2003. The European Commission is currently studying the UK Government’s long-term restructuring plan for British Energy, which was submitted to Brussels in March 2003.

     General

     AES Drax Holdings Limited is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Holdings Limited or the other AES Drax companies.

Significant Changes

     Except as described under “Information on the Company — Significant Developments During 2002 and Recent Developments,” no significant change has occurred since December 31, 2002, the date of the financial statements included in this annual report.

PART III

Item 17. Financial Statements

     This appendix to the annual report contains the audited financial statements of the following companies:

Page

A	DRAX HOLDINGS LIMITED
	Report and Financial Statements for the year ended 31 December 2002	A1 - 37
B	DRAX POWER LIMITED
	Report and Financial Statements for the year ended 31 December 2002	B1 - 28
C	DRAX LIMITED
	Report and Financial Statements for the year ended 31 December 2002	C1 - 30
D	DRAX ELECTRIC LIMITED
	Report and Financial Statements for the year ended 31 December 2002	D1 - 29
E	AES DRAX ACQUISITION LIMITED
	Report and Financial Statements for the year ended 31 December 2002	E1 - 35
F	AES DRAX FINANCING LIMITED
	Report and Financial Statements for the year ended 31 December 2002	F1 - 8

Item 19. Exhibits

The following is a list of exhibits filed as part of this annual report:

Exhibit no.	Document

1.1	Articles of Association of AES Drax Holdings Limited*
1.2	Memorandum of Association of AES Drax Holdings Limited*
1.3	Articles of Association of AES Drax Power Limited*
1.4	Memorandum of Association of AES Drax Power Limited*
1.5	Articles of Association of AES Drax Limited*
1.6	Memorandum of Association of AES Drax Limited*
1.7	Articles of Association of AES Drax Acquisition Limited*
1.8	Memorandum of Association of AES Drax Acquisition Limited*
1.9	Articles of Association of AES Drax Electric Limited*
1.10	Memorandum of Association of AES Drax Electric Limited*
1.11	Articles of Association of AES Drax Financing Limited*
1.12	Memorandum of Association of AES Drax Financing Limited*
2.1	Indenture, dated as of August 2, 2000 among AES Drax Holdings Limited, AES Drax Power Limited, AES Drax Limited, AES Drax Acquisition Limited, AES Drax Electric Limited, AES Drax Financing Limited and The Bank of New York, as Trustee, attaching the form of notation of guarantee*
2.2	AES English Debenture originally dated November 30, 1999, as amended and restated on April 10, 2000*
2.3	Supplemental AES English Debenture dated August 2, 2000*
2.4	Share Mortgage over shares in AES Drax Limited created by AES Drax Electric Limited and AES Drax Financing Limited, dated November 30, 1999, as amended and restated on April 10, 2000 and further amended and restated on August 2, 2000*
Supplemental to the Share Mortgage over shares in AES Drax Limited
2.5	Share Mortgage over shares in AES Drax Holdings Limited created by AES Drax Acquisition Limited, dated November 30, 1999, as amended and restated on April 10, 2000 and further amended and restated on August 2, 2000*
Share Mortgage over shares in AES Drax Electric Limited created by AES Drax Holdings
2.6	AES Intercreditor and Security Trust Deed originally dated November 30, 1999, as restated on April 10, 2000 and as further amended and restated on August 2, 2000*
2.7	Supplemental Indenture dated as of December 12, 2002****
4.1	Share Sale and Purchase Agreement, dated as of August 18, 1999 between AES Drax Limited and National Power plc*
4.2	Third Supplemental Bond Trust Deed dated as of August 2, 2000 attaching the form of the modified and restated Bond Trust Deed dated as of November 30, 1999*
4.3	Assignment of Rights to be Allocated Preference Shares dated November 30, 1999*
4.4	Perpetual Cumulative Preference Share Subscription Agreement dated November 30, 1999*
4.5	Standstill Agreement****
7.1	Computation of Ratio of Earnings to Fixed Charges**
8.1	Subsidiaries of AES Drax Holdings Limited*
10.1	AES Drax Holdings Limited Registration Statement on Form F-4 (file no. 333-13096) filed on January 24, 2001***
12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certifications pursuant to 18 United States Code 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

*	Incorporated by reference to the AES Drax Holdings Limited Registration Statement (file no. 333-13096) on Form F-4 filed on January 24, 2001.
**	Filed herewith.
***	Incorporated by reference only to the extent of those certain references in this Annual Report which specifically identify sections of the AES Drax Holdings Limited F-4 Registration Statement as being incorporated by reference herein.
****	Incorporated by reference to the AES Drax Holdings Limited periodic report on Form 6-K filed on December 13, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has authorized the undersigned to sign this annual report on its behalf.

DRAX HOLDINGS LIMITED

Date: November 10, 2003	By:	/s/ Gordon Horsfield Gordon Horsfield Director

Date: November 10, 2003	By:	/s/ Gerald Wingrove Gerald Wingrove Director

APPENDIX

Company Registration No. 92144

DRAX HOLDINGS LIMITED
(formerly AES Drax Holdings Limited)

Financial Statements
31 December 2002
(As restated, see note 28)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

FINANCIAL STATEMENTS 2002

INDEPENDENT AUDITORS’ REPORT TO THE DIRECTORS OF DRAX HOLDINGS LIMITED
(formerly AES Drax Holdings Limited)

We have audited the accompanying balance sheets of Drax Holdings Limited (formerly AES Drax Holdings Limited) as of 31 December 2002 and 2001, and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the three years in the period ended 31 December 2002. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at 31 December 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders’ equity and financial position at 31 December 2002 and 2001, to the extent summarised in note 27.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the financial statements, the uncertainty as to the outcome of discussions with the company’s lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 28, the financial statements have been restated.

Deloitte & Touche LLP
Chartered Accountants

Leeds
6 November 2003

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2002 (As restated, see note 28)

		As restated	As restated	As restated
		Year ended	Year ended	Year ended
	Note	31 December 2002	31 December 2001	31 December 2000

		£’000	£’000	£’000
TURNOVER — continuing operations	2	524,831	586,103	622,776
Cost of sales		(219,462)	(267,204)	(278,218)

GROSS PROFIT		305,369	318,899	344,558

Administrative expenses — normal		(184,079)	(171,019)	(166,146)
— exceptional	4	(715,801)	—	—

		(899,880)	(171,019)	(166,146)

OPERATING (LOSS)/PROFIT — continuing operations	3	(594,511)	147,880	178,412
Interest receivable and other income	5	23,548	14,937	11,862
Interest payable and similar charges	6	(180,088)	(170,787)	(156,324)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(751,051)	(7,970)	33,950
Tax on (loss)/profit on ordinary activities	7	510	(10,885)	(22,435)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		(750,541)	(18,855)	11,515
Dividends		—	—	(14,000)

RETAINED LOSS FOR THE FINANCIAL YEAR TRANSFERRED FROM RESERVES		(750,541)	(18,855)	(2,485)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the years ended 31 December 2002, 2001 and 2000 other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED BALANCE SHEET
As at 31 December 2002 (As restated, see note 28)

		As restated	As restated
	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Intangible assets	8	—	594,610
Tangible assets	9	1,083,118	1,140,245

		1,083,118	1,734,855

CURRENT ASSETS
Stocks	10	31,327	62,563
Debtors	11	132,397	196,579
Cash at bank and in hand	12	85,020	40,796

		248,744	299,938
CREDITORS: amounts falling due within one year	13	(1,813,107)	(92,482)

NET CURRENT (LIABILITIES)/ASSETS		(1,564,363)	207,456

TOTAL ASSETS LESS CURRENT LIABILITIES		(481,245)	1,942,311
CREDITORS: amounts falling due after more than one year	14	(368)	(1,914,124)
PROVISIONS FOR LIABILITIES AND CHARGES	17	(16,878)	(17,388)

NET (LIABILITIES)/ASSETS		(498,491)	10,799

CAPITAL AND RESERVES
Called up share capital	18	20,051	20,051
Capital reserve	19	52,250	—
Profit and loss account	19	(570,792)	(9,252)

TOTAL EQUITY SHAREHOLDERS’ (DEFICIT)/FUNDS	20	(498,491)	10,799

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002 (As restated, see note 28)

		As restated	As restated	As restated
	Note	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities	21	138,120	174,131	172,616

Returns on investments and servicing of finance
Interest received		4,098	4,679	9,083
Interest paid		(144,672)	(178,074)	(140,302)

Net cash outflow from returns on investments and servicing of finance		(140,574)	(173,395)	(131,219)

Taxation		(348)	(9,160)	(19,104)

Capital expenditure
Payments to acquire tangible fixed assets		(5,224)	(6,119)	(11,993)
Receipts from sale of tangible fixed assets		—	29	5,500

		(5,224)	(6,090)	(6,493)

Equity dividends paid		—	—	(14,000)

Cash (outflow)/inflow before use of liquid resources and financing		(8,026)	(14,514)	1,800
Management of liquid resources
Increase in restricted cash deposits		(48,501)	(448)	(9,241)
Financing
New borrowings		—	—	400,000
Issue costs on new borrowings		—	—	(16,207)
Prepayment of coupons		—	—	(383,793)
Funding of capital reserve	28	52,250	—	—

Decrease in cash in the year	22, 23	(4,277)	(14,962)	(7,441)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation of financial statements

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators of TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the steering committee representing the senior banks (the “Steering Committee”) and the Ad Hoc Committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The group consolidates the accounts of the company and all its subsidiary undertakings up to 31 December 2002.

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

Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

Freehold buildings, plant and machinery	30-40 years

Plant spares	30-40 years

Fixtures and fittings	3-5 years

Stocks

Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets

Operating lease rentals are charged to income in equal annual amounts over the lease term.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

The group has adopted the transitional disclosure requirements of FRS 17.

Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Deferred finance costs

Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are shown net of accumulated amortisation and are presented as deductions from the associated loan balances.

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

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

2.	TURNOVER

Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant’s revenue relies on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to December 31, 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

3.	OPERATING (LOSS)/PROFIT

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Operating (loss)/profit is stated after charging/(crediting):
Depreciation of owned assets	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)

4.	EXCEPTIONAL ITEMS

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Bad debt expense	136,801	—	—
Impairment loss (note 8 & 9)	579,000	—	—

	715,801	—	—

On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Group. As a consequence of this, on 18 November 2002, Drax Power Limited terminated the Hedging Contract with TXU Europe, a subsidiary of TXU Group, to minimise financial exposure. On 19 November 2002, TXU Group filed a petition on behalf of itself, TXU UK Limited and TXU Europe, seeking protection from its creditors, which was approved, putting the three companies into temporary administration.

As a result, the company has made 100% provision against all amounts owed by TXU Europe in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

Also included within administrative expenses is an exceptional item of £579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

The tax effect of the bad debt expense is £41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

5.	INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Bank interest receivable	23,548	14,937	11,862

6.	INTEREST PAYABLE AND SIMILAR CHARGES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Bank interest and other loans	175,442	166,011	152,365
Amortisation of other assets	575	525	—
Amortisation of deferred financing costs	4,071	4,251	3,959

	180,088	170,787	156,324

7.	TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

(a)	Analysis of charge in the year

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
United Kingdom corporation tax at 30% — current year	—	4,643	13,970
— prior year	—	35	458

	—	4,678	14,428
Deferred tax — Timing differences, origination and reversal	(662)	6,207	7,953
— Adjustment in respect of prior years	152	—	54

	(510)	6,207	8,007

	(510)	10,885	22,435

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

7.	TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES (continued)

(b)	Factors affecting tax charge for the current year

The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000: 30%). The differences are explained below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit on ordinary activities before tax	(751,051)	(7,970)	33,950

Tax on profit on ordinary activities at 30% (2001 & 2000: 30%)	(225,315)	(2,391)	10,185
Effects of:
Expenses not deductible for tax purposes	208,568	13,241	11,738
Capital allowances in excess of depreciation	662	(6,207)	(7,953)
Tax losses not utilised	16,085	—	—
Adjustment in respect of prior years	—	35	458

Current tax charge for the year	—	4,678	14,428

8.	INTANGIBLE FIXED ASSETS

The intangible fixed assets comprise of goodwill which arose on the acquisition of Drax Power Limited.

Goodwill

£’000
Cost
At 1 January 2002	665,185
Reclassification	(11,206)

At 31 December 2002	653,979

Amortisation
At 1 January 2002	70,575
Charge for the year	33,876
Impairment (note 4)	549,528

At 31 December 2002	653,979

Net book value
At 31 December 2002	—

At 31 December 2001	594,610

The reclassification above was in respect of an amount relating to the VAT on certain transactions which occurred at the time of the acquisition of Drax Power Station by The AES Corporation in November 1999. These transactions related to the acquisition of the opening coal stock and the purchase of intellectual property. The transactions were recorded gross rather than net of VAT in the calculation of the goodwill arising upon acquisition. The company has subsequently adjusted both goodwill and the VAT creditor.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

9.	TANGIBLE FIXED ASSETS

		Plant,
	Freehold	machinery,
	land and	fixtures &	Plant
	buildings	fittings	spares	Total

	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	132,181	1,081,136	21,011	1,234,328
Additions	—	2,794	2,430	5,224
Disposals	—	(2,414)	—	(2,414)
Issues	—	—	(24)	(24)

At 31 December 2002	132,181	1,081,516	23,417	1,237,114

Accumulated depreciation
At 1 January 2002	9,735	83,342	1,006	94,083
Charge for the year	3,209	29,143	502	32,854
Disposals	—	(2,413)	—	(2,413)
Impairment (note 4)	—	29,472	—	29,472

At 31 December 2002	12,944	139,544	1,508	153,996

Net book value
At 31 December 2002	119,237	941,972	21,909	1,083,118

At 31 December 2001	122,446	997,794	20,005	1,140,245

Freehold land amounting to £1,060,000 (2001: £1,060,000) has not been depreciated.

10.	STOCKS

	2002	2001

	£’000	£’000
Raw materials and consumables	31,327	62,563

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

11.	DEBTORS

	As restated	As restated
	2002	2001

	£’000	£’000
Trade debtors	52,462	104,849
Amounts owed by immediate parent	536	531
Amounts owed by other group companies	68,500	68,500
Prepayments and other debtors	10,899	22,699

	132,397	196,579

Included within other debtors is VAT receivable of £Nil (2001: £1.8 million), a swap advance debtor of £1.4 million (2001: swap advance creditor £23.5 million) and an insurance debtor of £0.2 million (2001: £0.5 million). Subsequent to 31 December 2002, the company has written-off amounts owed by other group companies of £68.5 million as a consequence of the withdrawal of support by The AES Corporation.

Included within prepayments and other debtors is an amount outstanding from the employee share ownership plan (“ESOP”) totalling £2,858,000, loaned for the purchase of 129,029 shares in the common stock of The AES Corporation.

12.	CASH AT BANK AND IN HAND

Included within the total cash balance are restricted cash deposits amounting to £44,970,000 (2001: £9,689,000). These comprise part of a required balance which needs to be in place on each repayment date. Also included is restricted cash of £13,400,000 (2001: £Nil) over which National Westminster Bank plc has a charge.

13.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	As restated	As restated
	2002	2001

	£’000	£’000
Trade creditors	15,222	2,679
Corporation tax	1,204	1,556
Amounts owed to fellow subsidiary	1,702	822
Amounts owed to ultimate parent	7,367	5,125
Other creditors and accruals	44,606	82,300
Other loans (note 15)	1,743,006	—

	1,813,107	92,482

Included within other creditors is VAT payable of £9.8 million (2001: £28.2 million) and accrued interest of £30.7 million (2001: £Nil).

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

14.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	As restated	As restated
	2002	2001

	£’000	£’000
Other loans (note 15)	—	1,724,480
Retentions	368	643
Amounts owed to fellow subsidiary undertaking	—	189,001

	368	1,914,124

All retentions are payable within 1 to 2 years.

15.	BORROWINGS

The borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November, 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on 2 August 2000, the net proceeds from which were used to prepay £383.6 million of interest. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, AES Drax Acquisition Limited, Drax Holdings Limited, AES Drax Financing Limited and Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, AES Drax Acquisition Limited, Drax Holdings Limited, AES Drax Financing Limited, Drax Limited and Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

The Original Bonds bear a fixed rate of interest of 8.86% and interest is payable semi-annually over fifteen years. The New Bonds comprise of $302,400,000 of 10.41% senior secured bonds and £200,000,000 of 9.07% senior secured bonds, maturing on 31 December 2020 and 31 December 2025 respectively. Interest on the New Bonds is payable semi-annually commencing 31 December 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

	As restated	As restated
	2002	2001

	£’000	£’000
Analysis of loan repayments are:
Within one year (note 28)
Original Bonds	1,357,396	—
New Bonds	385,610	—

	1,743,006	—

After five years
Original Bonds	—	1,339,623
New Bonds	—	384,857

	—	1,724,480

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

15.	BORROWINGS (continued)

Borrowings are stated after deducting deferred finance costs and prepaid coupons as follows:

		Deferred
	Gross	finance	Prepaid	Net
	borrowings	costs	coupons	borrowings

	£’000	£’000	£’000	£’000
As at 31 December 2002
Original Bonds	1,725,000	(21,775)	(345,829)	1,357,396
New Bonds	400,000	(14,390)	—	385,610

	2,125,000	(36,165)	(345,829)	1,743,006

As at 31 December 2001
Original Bonds	1,725,000	(25,091)	(360,286)	1,339,623
New Bonds	400,000	(15,143)	—	384,857

	2,125,000	(40,234)	(360,286)	1,724,480

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The group issues or holds financial instruments for two purposes.

•	Financial instruments relating to the operations, financing and risks of the operating company, Drax Power Limited.

•	Financial instruments relating to the financing and risks of the debt holding company, Drax Holdings Limited and the consolidated risks of the Group.

The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group’s financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group’s financial instruments are interest rate risk, currency risk and liquidity risk.

Interest Rate Risk

The Group is partly financed by borrowings at both fixed and floating rates of interest.

The Original Bonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged £565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Original Bonds.

For the New Bonds, we currently have £132 million of floating rate exposure.

Currency Risk

The Group is partly financed by borrowings in US Dollars. The Group also holds certain US Dollar denominated bank accounts.

The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 New Bonds issued by Drax Holdings Limited in August 2000. At 31 December 2002, currency swaps covered 100% (2001: 100%) of the nominal amount of the US Dollar borrowings and 100% of the interest cost of these borrowings (2001: 100%).

There are no material currency risks in the operating company, Drax Power Limited.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

For the operating company, Drax Power Limited, short-term liquidity is provided by a committed bank facility of £15 million (2001: £15 million).

For the holding company, Drax Holdings Limited, short-term liquidity was provided by a £52 million letter of credit from Bank of America, which comprises part of the Required Balance on the Debt Service Account as stated in the Facility Agreement with the senior banks. The cash balance on these Debt Service Accounts at 31 December 2002 totalled £44.8 million (2001: £9.7 million).

The Generation Business

Hedging

The operating company, Drax Power Limited, earned a significant proportion of its revenues from a Hedging Contract with TXU, before the termination of the contract in November 2002. This allowed Drax Power Limited to hedge the risks associated with sales of electricity as a purely merchant facility, into the Pool, where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

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

Interest rate risk profile of financial assets and financial liabilities

Financial assets

The interest rate profile of the Group’s financial assets was:

	Total		Floating rate financial assets

	31 December	31 December	31 December	31 December
Currency	2002	2001	2002	2001

	£000’s	£000’s	£000’s	£000’s
Sterling	84,947	40,690	84,947	40,690
Dollar	73	106	73	106

Total	85,020	40,796	85,020	40,796

The Group’s financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Financial liabilities

After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group’s gross financial liabilities was:

	Total		Floating rate financial liabilities		Fixed rate financial liabilities

	31 December	31 December	31 December	31 December	31 December	31 December
Currency	2002	2001	2002	2001	2002	2001

	£000’s	£000’s	£000’s	£000’s	£000’s	£000’s
Sterling	2,125,000	2,125,000	866,775	808,815	1,258,225	1,316,185

Total	2,125,000	2,125,000	866,775	808,815	1,258,225	1,316,185

	Fixed rate financial liabilities

	Weighted average interest		Weighted average period		Weighted average period
	rate		for which rate is fixed		until maturity

	31 December	31 December	31 December	31 December	31 December	31 December
Currency	2002	2001	2002	2001	2002	2001

	%	%	Years	Years	Years	Years
Sterling	5.928	6.771	16.1	16.6	16.1	16.6

The floating rate liabilities comprise Original Bonds of £734,775,000 (2001: £676,815,000) and New Bonds of £132,000,000 (2001: £132,000,000) that bear interest at rates based upon LIBOR for terms of up to six months.

The fixed rate liabilities comprise Original Bonds of £990,225,000 (2001: £1,048,185,000) and New Bonds of £268,000,000 (2001: £268,000,000) that bear interest rates set under the terms of the bonds.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities was as follows:

	Gross Borrowings

	31 December	31 December
	2002	2001

	£000’s	£000’s
In one year or less, or on demand	—	—
In more than one year but not more than two years	—	—
In more than two years but not more than five years	—	—
In more than five years	2,125,000	2,125,000

Total	2,125,000	2,125,000

Drax has been operating under Standstill Arrangements since 12 December 2002. Borrowings have therefore been presented as falling due within one year.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Fair Value Disclosures

Set out below is a comparison of book values and fair values of the Group’s financial assets and liabilities.

	31 December 2002		31 December 2001

	Book Value	Fair Value	Book Value	Fair Value

	£000’s	£000’s	£000’s	£000’s
Financial assets
Bank deposits	85,020	85,020	40,796	40,796
Primary financial instruments issued to finance the Group’s operations
Net borrowings	1,743,006	1,471,343	1,724,480	1,507,789
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	(75,870)	—	(46,982)
Currency swaps	—	7,812	—	13,518

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

The fair value of CFD’s have been calculated by reference to management’s estimates of future electricity pool prices and potential impact of NETA.

Gains and losses on financial assets and financial liabilities held or issued for trading

No gains or losses have been recognised which relate to trading in financial assets and financial liabilities.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
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

			Total Net
	Gains	Losses	Gains/(Losses)

	£000’s	£000’s	£000’s
Unrecognised gains and losses on hedges at 1 January 2002	13,518	(46,982)	(33,464)
Gains and losses arising in previous years that were recognised in the year	(13,518)	46,982	33,464

Gains and losses arising before 1 January 2002 that were not recognised in the year	—	—	—
Gains and losses arising in the year that were not recognised in the year	7,812	(75,870)	(68,058)

Unrecognised gains and losses at 31 December 2002	7,812	(75,870)	(68,058)

Gains and losses expected to be recognised in the next financial year	—	—	—
Gains and losses expected to be recognised after the next financial year	7,812	(75,870)	(68,058)

17.	PROVISIONS FOR LIABILITIES AND CHARGES

	At		At
	1 January	Current	31 December
	2002	year credit	2002

	£’000	£’000	£’000
Deferred taxation	17,278	(510)	16,768
Reinstatement provision	110	—	110

	17,388	(510)	16,878

The amount of deferred taxation provided in the financial statements is:

	2002	2001

	£’000	£’000
Capital allowances in excess of depreciation	16,768	17,278

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

18.	CALLED UP SHARE CAPITAL

	2002	2001

	£’000	£’000
Group and Company
Authorised
1,000,000,000 ordinary shares of £1 each	1,000,000	1,000,000

Called up, allotted and fully paid
20,050,002 ordinary shares of £1 each	20,051	20,051

19.	RESERVES

	As restated	Profit and
	Capital reserve	loss account	Total

	£’000	£’000	£’000
At 1 January 2002	—	(9,252)	(9,252)
Retained loss for the financial year	—	(750,541)	(750,541)
Other reserve movement	—	189,001	189,001
Capital contribution in the year	52,250	—	52,250

At 31 December 2002	52,250	(570,792)	(518,542)

The other reserve movement relates to a group reorganisation during the year ended 31 December 2002. As a consequence, an amount previously recorded as due to a fellow subsidiary of £189,001,000 was credited to reserves.

20.	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ (DEFICIT)/FUNDS

	2002	2001

	£’000	£’000
Loss for the financial year	(750,541)	(18,855)
Capital contribution in the year	52,250	—
Other reserve movement	189,001	—

Net reduction in shareholders’ funds	(509,290)	(18,855)
Opening shareholders’ funds	10,799	29,654

Closing shareholders’ (deficit)/funds	(498,491)	10,799

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

21.	RECONCILIATION OF OPERATING (LOSS)/PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Operating (loss)/profit	(594,511)	147,880	178,412
Depreciation	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Loss on disposal of fixed assets	—	19	—
Plant spares issues	24	155	—
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)
Decrease/(increase) in stocks	31,236	(2,617)	(7,413)
Decrease/(increase) in debtors	78,116	20,622	(91,052)
(Decrease)/increase in creditors	(41,870)	(50,783)	49,592
Impairment of fixed assets	579,000	—	—
Harich Swap interest	19,395	10,265	2,452

	138,120	174,131	172,616

The restatement of the cashflows for the years ended 31 December 2002, 2001 and 2000 relates to a reclassification of the amounts generated under a financing hedging swap (note 28).

The decrease in debtors during the year ended 31 December 2002 is after reflecting the exceptional bad debt expense of £136,801,000 recorded in the year.

22.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	As restated	As restated	As restated
	2002	2001	2000

	£’000	£’000	£’000
Decrease in cash in the year	(4,277)	(14,962)	(7,441)
Cash inflow from increase in debt financing, net of issue costs	—	—	(383,793)
Repayment of debt	—	—	383,793
Amortisation of deferred finance costs	(4,071)	(4,251)	(3,959)
Amortisation of prepaid coupons	(14,457)	(13,265)	(10,242)
Increase in restricted cash deposits	48,501	448	9,241

Movement in net debt in the year	25,696	(32,030)	(12,401)
Net debt brought forward	(1,683,682)	(1,651,652)	(1,639,251)

Net debt carried forward	(1,657,986)	(1,683,682)	(1,651,652)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

23.	ANALYSIS OF CHANGES IN NET DEBT

	At			At
	1 January 2002	Cash flow	Non-cash movements	31 December 2002

	£’000	£’000	£’000	£’000
Cash at bank and in hand	31,107	(4,277)	—	26,830
Restricted cash deposits	9,689	48,501	—	58,190

	40,796	44,224	—	85,020
Other loans	(1,724,478)	—	(18,528)	(1,743,006)

	(1,683,682)	44,224	(18,528)	(1,657,986)

24.	PENSION SCHEME FUNDING

Pension schemes operated

Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the ‘AES Drax Power Group of the Electricity Supply Pension Scheme’ (ADPG ESPS).

Regular pension costs — SSAP 24

Pensions costs for the ADPG ESPS in the year were £1,700,000 (2001: £1,469,000), comprising a regular cost of £1,500,000 (2001: £1,200,000) plus variations totalling £200,000 (2001: £(200,000)). A variation of £(100,000) has arisen due to £800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of £(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of £400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of £400,000, which has been partially offset by additional employer contributions of £200,000.

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

At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was £44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

24.	PENSION SCHEME FUNDING (continued)

FRS 17

In November 2000 the Accounting Standards Board issued FRS 17 ‘Retirement Benefits’ replacing SSAP 24 ‘Accounting for Pensions Costs’. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after June 22, 2001. These further disclosures are included below.

The principal actuarial assumptions used as at 31 December 2002 are shown below:

	2002	2001

Rate of increase in salaries	3.8%	4.0%
Rate of increase of pensions in payment and deferment	2.5%	2.6%
Discount rate	5.4%	5.8%
Inflation assumption	2.3%	2.5%

The following contributions were made to the ADPG ESPS during 2002:

Year ended
31 December 2002

£’millions
Company contributions	1.6
Member contributions	0.6

Analysis of amount charged to operating profit:

Year ended
31 December 2002

£’ millions
Current service cost	1.9
Past service cost	—
Early retirement deficiency cost	0.4

Total operating cost	2.3

Analysis of amount credited to other finance income:

Year ended
31 December 2002

£’ millions
Expected return on pension plan assets	3.3
Less: Interest on pension plan liabilities	(3.2)

Net return	0.1

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

24.	PENSION SCHEME FUNDING (continued)

The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

	2002	2001

	£’ millions	£’ millions
Equities	29.5	36.1
Bonds	5.9	6.6
Other	0.4	0.7

Market value of assets	35.8	43.4
Actuarial value of liabilities	(60.8)	(53.9)

Deficit in the scheme	(25.0)	(10.5)
Related deferred tax asset (assumed 30% rate)	7.5	3.2

Net pension liability	(17.5)	(7.3)

Analysis of movement in deficit during the year:

Year ended
31 December 2002

£’ millions
Deficit in scheme at 1 January 2002	(10.5)
Current service cost	(1.9)
Contributions	2.2
Early retirement deficiency cost	(0.4)
Actuarial loss	(14.4)

Deficit in scheme at 31 December 2002	(25.0)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

Year ended
31 December 2002

£’ millions
Actual return less expected return on pension scheme assets	(11.8)
Experience gains arising on the scheme liabilities	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(2.7)

Actuarial loss recognised in STRGL	(14.4)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

24.	PENSION SCHEME FUNDING (continued)

Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

	2002	2001

	£’ millions	£’ millions
Profit and loss reserve in the financial statements as at year end	(570.8)	(9.3)
Deficit in relation to the ADPG ESPS, net of related deferred tax asset	(17.5)	(7.3)

Profit and loss reserve as adjusted	(588.3)	(16.6)

25.	ULTIMATE PARENT COMPANY

The immediate parent company is AES Drax Acquisition Limited, a company registered in England and Wales.

The parent undertaking of the smallest group, which includes the company and for which group accounts are prepared, is AES UK Power Holdings Limited, a company incorporated in England and Wales. Copies of the group accounts of AES UK Power Holdings Limited can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

As at 31 December 2002, the ultimate parent company and controlling entity, and largest group for which group accounts are prepared, was The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent group’s financial statements can be obtained from the Securities and Exchange Commission, 450, 5th Street NW, Washington DC 20549, USA.

On 30 September 2003, notices were issued to the Company and the other companies in the group by JP Morgan Chase Bank in its role of Security Trustee in respect of the Guaranteed Secured Bonds in respect of an event of default as a result of the non-payment of coupons as at 31 December 2002 and 30 June 2003. A further notice was also issued to AES Drax Acquisitions Holdings Limited, the immediate parent of AES Drax Acquisition Limited, stating that AES Drax Acquisition Limited would be prevented from exercising any voting rights or other powers in respect of the ordinary shares that it holds in AES Drax Acquisition Limited. The effect of this notice is that The AES Corporation, who remains the ultimate parent company, is unable to exercise any control over AES Drax Acquisition Limited or any of its subsidiaries and that control of the group lies with the senior creditors of the group.

26.	NATURE OF BUSINESS

The principal activity of the group is the ownership and operation of the Drax Power Station, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income, shareholders’ equity, the cash flow statement and comprehensive income is shown in the tables on pages 29 to 31.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Under US GAAP, deferred taxation is provided on all temporary differences between tax and book bases of assets and liabilities under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes. As a result certain items that are treated as permanent items under UK GAAP are treated as temporary differences under US GAAP. In addition, deferred tax is also provided on certain of the other adjustments between UK and US GAAP described herein. Such amounts are reported in the profit and loss account except where the adjustment is recorded directly to shareholders’ equity; for example, in relation to the additional minimum pension liability.

Pensions

Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Under US GAAP, SFAS 87, Employers’ Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees. An additional minimum pension liability equal to the excess of the accumulated benefit obligation over the plan assets must be recognised at the balance sheet date with a corresponding entry recorded as an intangible asset, to the extent of unamortised prior service cost, and the balance, if any, in other comprehensive income.

Interest and equity contribution

Under UK GAAP, interest is charged on the £1,725 million Guaranteed Secured Bonds. Under US GAAP, £425 million of the £1,725 million Guaranteed Secured bond is treated as an equity contribution. Therefore, interest under US GAAP is charged on the net £1,300 million.

The £1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25 million, £370 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002 respectively.

Goodwill and tangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised under the heading, Intangible assets, and amortised over its expected useful economic life, subject to a maximum of twenty years. Such goodwill is subject to review for impairment in accordance with FRS 11, Impairment of Fixed assets and Goodwill, which allows testing for impairment at the income generating unit level. In the year ended 31 December 2002 the Company has recorded an impairment loss, based on a discounted cash flow calculation, of £579 million.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Furthermore, additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, an impairment loss shall be recognized only if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment was recognised under US GAAP.

Derivative Instruments and Hedging Activities

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. For fair value hedge transactions in which a company is hedging changes in fair value of an asset, liability or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which a company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument are initially reported in other comprehensive income and them reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

In order to qualify for hedge accounting under SFAS 133, a company must formally document, designate and assess, periodically, the effectiveness of transactions that qualify for hedge accounting.

Transactions, contracts, assets and liabilities denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction, and assets and liabilities are recorded at the period end date.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Severance accrual and unfavourable IT contract

Under UK GAAP only those liabilities that existed in the acquired business may be reflected in the purchase price allocation. Liabilities arising from the acquirer’s intentions may not be recognised. Therefore under UK GAAP it is not permissible to record a severance accrual for the costs associated with terminating employees of the acquired business or for the unfavourable IT contract. Instead such amounts must be provided for and expensed in the post-acquisition financial statements of the acquirer.

Under US GAAP, such amounts may be recorded as part of the acquisition of Drax Power Limited in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Recently issued but not yet adopted accounting pronouncements

Asset retirement obligations. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which is effective 1 January 2003, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded beginning in 2003, the entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The company will adopt SFAS No. 143 effective 1 January 2003.

The company has completed a detailed assessment of the specific applicability and implications of SFAS No. 143. The scope of SFAS No. 143 includes primarily active ash landfills, water treatment basins and the removal or dismantlement of certain plant and equipment. As of 31 December 2002, the company had a recorded liability of approximately £0.1 million related to asset retirement obligations. Upon adoption of SFAS No. 143, the company is not required to record any additional liability.

Exit or disposal activities. In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to issuance of SFAS No. 146, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after 31 December 2002. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Stock-based compensation. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Guarantor accounting. We will apply the initial recognition and measurement provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others,” on a prospective basis for all guarantees issued after 31 December 2002. Under FIN 45, at the inception of guarantees issued after 31 December 2002, we will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. We will account for any fundings under the guarantee as a reduction of the liability. After funding has ceased, we will recognize the remaining liability in the income statement on a straight-line basis over the remaining term of the guarantee. In general, we enter into various agreements providing financial performance assurance to third parties on behalf of certain subsidiaries.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Such agreements include guarantees, letters of credit and surety bonds. FIN 45 does not encompass guarantees issued either between parents and their subsidiaries or between corporations under common control, a parent’s guarantee of its subsidiary’s debt to a third party (whether the parent is a corporation or an individual), a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, nor guarantees of a company’s own future performance. Adoption of FIN 45 will have no impact to our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The company does not expect adoption of the liability recognition provisions of FIN 45 to have a material impact on our financial position or results of operations.

Variable interest entities. FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities created after 31 January 2003. FIN 46 provisions must be applied to variable interests in variable interest entities created before 1 February 2003 as at 31 December 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur and/or receives a majority of the entity’s expected residual returns if they occur. If significant variable interests are held in a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after 31 January 2003. We do not believe that the adoption of FIN 46 will result in our consolidation of any previously unconsolidated entities or material additional disclosure.

DIG Issue C11. In connection with the January 2003 FASB Emerging Issues Task Force (EITF) meeting, the FASB was requested to reconsider an interpretation of SFAS No. 133. The interpretation, which is contained in the Derivatives Implementation Group’s C11 guidance, relates to the pricing of contracts that include broad market indices. In particular, that guidance discusses whether the pricing in a contract that contains broad market indices (e.g. CPI) could qualify as a normal purchase or sale. The company is currently re-evaluating which contracts, if any, that have previously been designated as normal purchases or sales would now not qualify for this exception. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

Financial instruments with characteristics of both liabilities and equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both liabilities and equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for 3 types of freestanding financial instruments, namely:

1	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

2	Instruments, other than outstanding shares, that do or may not require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

3	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

SFAS No. 150 does not apply to features in embedded financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This would apply to the £425 million forward purchase of preference shares that is disclosed in AES Drax Acquisition Limited’s financial statements, note 15. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Net (loss)/income under UK GAAP	(750,541)	(18,855)	(2,485)
US GAAP adjustments:
Dividends	—	—	14,000
Additional depreciation on tangible fixed assets	(39,676)	(39,676)	(39,676)
Severance pay expensed under UK GAAP	—	—	12,053
Unfavourable IT contract	—	—	1,995
Deferred taxation	19,081	20,173	12,303
Derivative instruments and hedging activities	(251)	(11,762)	—
Foreign exchange on the debt denominated in US$	13,155	(5,553)	—
Goodwill amortisation	33,876	33,876	33,876
Interest	48,370	43,874	44,920
Impairment of fixed assets	579,000	—	—

Net (loss)/income under US GAAP	(96,986)	22,077	76,986

	As restated	As restated
	31 December 2002	31 December 2001

	£’000	£’000
Shareholders’ (deficit)/equity under UK GAAP	(498,491)	10,799
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	796,033
Additional depreciation on tangible fixed assets	(122,379)	(82,703)
Deferred taxation	(644,694)	(666,607)
Derivative instruments and hedging activities	(54,601)	(48,932)
Foreign exchange on debt denominated in US$	11,518	(8,414)
Additional minimum pension liability	(10,800)	—
Interest and equity contribution	565,362	516,992

Shareholders’ equity under US GAAP	654,824	517,168

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

In addition to the recognition and measurement differences set out in the reconciliation tables above here are a number of classification differences between UK and US GAAP. These are described below:

Deferred financing costs

Under UK GAAP the direct costs of obtaining finance are offset against the related borrowing. Under US GAAP financing costs are reported as a separate asset.

Deferred taxation

Under UK GAAP, deferred tax liabilities are presented net with “Provisions for liabilities and charges”. Under US GAAP deferred taxes are presented as current or long term based upon the term of the item to which they relate. Deferred tax assets and liabilities may only be offset to the extent that they are both classified as short or long term.

Cash flow statement

A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Net cash inflow from operating activities	138,120	174,131	162,374
Returns on investments and servicing of finance	(140,574)	(173,395)	(131,219)
Taxation	(348)	(9,160)	(19,104)

Net cash flows (used in)/provided by operating activities per US GAAP	(2,802)	(8,424)	12,051

Capital expenditure	(5,224)	(6,090)	(6,493)
Increase in restricted cash deposits	(48,501)	(448)	(9,241)

Net cash used in investing activities per US GAAP	(53,725)	(6,538)	(15,734)

Equity dividends paid	—	—	(14,000)
Prepayments of coupons	—	—	(373,551)
New borrowings, net of issue costs	—	—	383,793
Capital contribution	52,250	—	—

Net cash provided by/(used in) financing activities per US GAAP	52,250	—	(3,758)

Decrease in cash	(4,277)	(14,962)	(7,441)
Increase in restricted cash deposits	48,501	448	9,241
Cash brought forward	40,796	55,310	53,510

Cash carried forward	85,020	40,796	55,310

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Comprehensive (loss)/income under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Net (loss)/income under US GAAP	(96,986)	22,077	76,986
Derivative loss	(5,418)	(37,170)	—
Transfer of derivatives to profit and loss account	6,777	(2,861)	—
Minimum pension obligation	(10,800)	—	—
Deferred income tax on derivatives and minimum pension liability	2,832	12,009	—

Comprehensive (loss)/income	(103,595)	(5,945)	76,986

28.	RESTATEMENT

These financial statements supersede and replace the original financial statements of the company dated 14 May 2003 included on the Form 20-F of the company filed on 16 May 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

As a consequence of the restatements, equity shareholders’ funds has been increased by £52.25 million as at 31 December 2002 and by nil as at 31 December 2001. The restatements have no effect on the consolidated net loss or net cashflows in the years ended 31 December 2002, 2001 and 2000.

Under US GAAP the net impact of the restatements is to increase shareholders’ equity by £64.9 million and £14.2 million at 31 December 2002 and 2001 respectively and to increase/(reduce) the net loss by £2.1 million, (£2.8 million) and nil in the years ended 31 December 2002, 2001 and 2000.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. This related to a draw down made in December 2002 under the terms of a letter of credit established by The AES Corporation. The AES Corporation has subsequently confirmed that it had waived any rights to repayment against the company in respect of the draw down in a letter dated 25 January 2002. Accordingly, the amount has been reclassified into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively as at 31 December 2002.

The balance sheet as at 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year (note 15).

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31 December 2002 and 2001. In the profit and loss account the amortisation of deferred financing costs has been reclassified from administrative expenses to interest payable and similar charges. The classification of cash flows has also been amended for the years ended 31 December 2002, 2001 and 2000 to reflect this change in presentation.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

28.	RESTATEMENT (continued)

The restatements of the balance sheets as of 31 December 2002 and 2001 and of the profit and loss accounts for the years ended 31 December 2002, 2001 and 2000 are as follows:

	As previously
	reported	Restatements	As restated

	£’000	£’000	£’000
Balance sheet as of 31 December 2002
Fixed assets	1,083,118	—	1,083,118
Current assets	630,738	(381,994)	248,744
Creditors: amounts falling due within one year	(122,351)	(1,690,756)	(1,813,107)
Creditors: amounts falling due after more than one year	(2,125,368)	2,125,000	(368)
Provisions	(16,878)	—	(16,878)

Net liabilities	(550,741)	52,250	(498,491)

Deficit on equity shareholders’ funds	(550,741)	52,250	(498,491)

Balance sheet as of 31 December 2001
Fixed assets	1,734,855	—	1,734,855
Current assets	700,458	(400,520)	299,938
Creditors: amounts falling due within one year	(92,482)	—	(92,482)
Creditors: amounts falling due after more than one year	(2,314,644)	400,520	(1,914,124)
Provisions	(17,388)	—	(17,388)

Net assets	10,799	—	10,799

Equity shareholders’ funds	10,799	—	10,799

Profit and loss account for the year ended 31 December 2002			—
Turnover	524,831	—	524,831
Cost of sales	(219,462)	—	(219,462)
Administrative expenses	(904,526)	4,646	(899,880)
Interest receivable and similar income	23,548	—	23,548
Interest payable and similar charges	(175,442)	(4,646)	(180,088)
Tax on (loss)/profit on ordinary activities	510	—	510

Loss on ordinary activities after taxation	(750,541)	—	(750,541)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

28.	RESTATEMENT (continued)

	As previously
	reported	Restatements	As restated

	£’000	£’000	£’000
Profit and loss account for the year ended 31 December 2001
Turnover	586,103	—	586,103
Cost of sales	(267,204)	—	(267,204)
Administrative expenses	(175,795)	4,776	(171,019)
Interest receivable and similar income	14,937	—	14,937
Interest payable and similar charges	(166,011)	(4,776)	(170,787)
Tax on (loss)/profit on ordinary activities	(10,885)	—	(10,885)

Loss on ordinary activities after taxation	(18,855)	—	(18,855)

Profit and loss account for the year ended 31 December 2000
Turnover	622,776	—	622,776
Cost of sales	(278,218)	—	(278,218)
Administrative expenses	(170,105)	3,959	(166,146)
Interest receivable and similar income	11,862	—	11,862
Interest payable and similar charges	(152,365)	(3,959)	(156,324)
Tax on (loss)/profit on ordinary activities	(22,435)	—	(22,435)

Profit on ordinary activities after taxation	11,515	—	11,515

The restatement of cash flows for the years ended 31 December 2002, 2001 and 2000 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £19.4 million, £10.3 million and £2.5 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

Restatement of US GAAP reconciliations

	2002	2001	2000

	£’000	£’000	£’000
Net income/(loss) under US GAAP
As previously reported	(106,270)	22,435	62,986
US GAAP adjustments
Dividends paid (i)	—	—	14,000
Deferred taxation (ii)	(3,871)	5,195	—
Derivatives and hedging activities (iii)	13,155	(5,553)	—

As restated	(96,986)	22,077	76,986

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

28.	RESTATEMENT (continued)

	2002	2001

	£’000	£’000
Shareholders’ equity under US GAAP
As previously reported	585,691	508,378
Increase in equity shareholders’ funds under UK GAAP as described above	52,250	—
US GAAP adjustments
Deferred taxation (ii)	19,620	14,680
Additional minimum pension liability (iv)	(10,800)	—
Derivatives and hedging activities (iii)	8,063	(5,890)

As restated	654,824	517,168

(i)	Under UK GAAP, dividends are shown as a deduction on the face of the profit and loss account, whereas under US GAAP, dividends are deducted directly from shareholders’ equity. As previously reported, the US GAAP reconciliation had started with the net income/(loss) as reported under UK GAAP, after deducting dividends. This adjustment is necessary to start the reconciliation with net income/(loss) before dividends, in order to conform with standard US practice.

(ii)	These adjustments are necessary to reflect the deferred tax effect of the US GAAP adjustments made in respect of derivative instruments and hedging activities and the additional minimum pension liability.

(iii)	This adjustment is required to recognise foreign exchange gains and losses arising on debt denominated in US$ when it is retranslated at the spot rate on the balance sheet date. Under UK GAAP, debt hedged by currency swaps is translated at the hedged rate.

(iv)	The additional minimum pension liability had been previously reported in the US GAAP reconciliation disclosures, but had been omitted from the reconciliation of shareholders’ equity.

29.	POST BALANCE SHEET EVENTS

Standstill arrangements with certain senior creditors

Drax has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place (the “Restructuring”). The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

This matter is discussed more fully in note 1, Basis of Preparation and Accounting Policies.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTE TO THE ACCOUNTS
Year ended 31 December 2002

29.	POST BALANCE SHEET EVENTS (continued)

The AES Corporation

Based on negotiations through the end of June 2003, the steering committee representing the syndicate of banks (the “Senior Lenders”) which financed the Eurobonds issued by Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the Ad Hoc Committee (together with the Steering Committee, the “Senior Creditors Committees”), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the “Restructuring Proposal”).

On 23 July 2003, Drax received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the “International Power Proposal”).

On 28 July 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than 5 August 2003.

On 30 July 2003, the directors of Drax Holdings Limited and Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings Limited and Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to Drax Holdings Limited.

On the evening of 5 August 2003 The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of Drax Holdings Limited and Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited). They resigned from AES Drax Acquisition Limited, Drax Electric Limited and Drax Limited on 8 August 2003. Accordingly, the boards of each of Drax Holdings Limited and Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of Drax Electric Limited and Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

As a consequence of the withdrawal of support by The AES Corporation, the company has written down amounts due from another group company of £68.5 million in the third quarter of 2003.

On 14 August 2003, Drax received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation.

On 19 August 2003, Drax received a letter from International Power plc, pursuant to which it revised the International Power Proposal.

On 21 August 2003, Drax received a letter from BHP Billiton in respect of the Restructuring.

On 30 August 2003, Drax announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of Drax, Drax entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on 30 August 2003 to participate in the Restructuring.

On 3 October 2003, AES Drax Power Limited’s name was changed to Drax Power Limited, AES Drax Limited’s name was changed to Drax Limited, AES Drax Electric Limited’s name was changed to Drax Electric Limited and AES Drax Holdings Limited’s name was changed to Drax Holdings Limited.

Company Registration No. 3618559

DRAX POWER LIMITED (formerly AES Drax Power Limited)

Financial Statements
31 December 2002
(As restated, see note 26)

DRAX POWER LIMITED (formerly AES Drax Power Limited)

FINANCIAL STATEMENTS 2002

INDEPENDENT AUDITORS’ REPORT TO THE DIRECTORS OF DRAX POWER LIMITED
(formerly AES Drax Power Limited)

We have audited the accompanying balance sheets of Drax Power Limited (formerly AES Drax Power Limited) as of 31 December 2002 and 2001, and the related profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the three years in the period ended 31 December 2002. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at 31 December 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders’ equity and financial position at 31 December 2002 and 2001, to the extent summarised in note 25.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the financial statements, the uncertainty as to the outcome of discussions with the company’s lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 26, the financial statements have been restated.

Deloitte & Touche LLP
Chartered Accountants

Leeds
6 November 2003

DRAX POWER LIMITED (formerly AES Drax Power Limited)

PROFIT AND LOSS ACCOUNT
Year ended 31 December 2002 (As restated, see note 26)

		As restated
		Year ended	Year ended	Year ended
	Note	31 December 2002	31 December 2001	31 December 2000

		£’000	£’000	£’000
TURNOVER — continuing operations	2	524,831	586,103	622,956
Cost of sales		(219,462)	(267,204)	(278,218)

GROSS PROFIT		305,369	318,899	344,738
Administrative expenses — normal		(150,024)	(154,449)	(158,014)
— exceptional	4	(219,719)	—	—

		(369,743)	(154,449)	(158,014)

OPERATING (LOSS)/PROFIT — continuing operations	3	(64,374)	164,450	186,724
Interest receivable and other income	5	23,625	14,834	11,154
Interest payable and similar charges	6	(1,354)	(3,919)	—

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(42,103)	175,365	197,878
Tax on (loss)/profit on ordinary activities	7	(21,024)	(60,975)	(68,306)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		(63,127)	114,390	129,572
Dividends	8	—	(125,384)	(121,836)

RETAINED (LOSS)/PROFIT FOR THE FINANCIAL YEAR TRANSFERRED (FROM)/TO RESERVES	17, 18	(63,127)	(10,994)	7,736

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the years ended 31 December 2002, 2001 and 2000 other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

BALANCE SHEET
As at 31 December 2002 (As restated, see note 26)

		As restated
	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Tangible assets	9	1,083,118	1,140,245

CURRENT ASSETS
Stocks	10	31,327	62,563
Debtors	11	157,687	168,047
Cash at bank and in hand	12	84,916	39,790

		273,930	270,400
CREDITORS: amounts falling due within one year	13	(50,437)	(92,371)

NET CURRENT ASSETS		223,493	178,029

TOTAL ASSETS LESS CURRENT LIABILITIES		1,306,611	1,318,274
CREDITORS: amounts falling due after more than one year	14	(78,548)	(78,824)
PROVISIONS FOR LIABILITIES AND CHARGES	15	(16,878)	(17,388)

		1,211,185	1,222,062

CAPITAL AND RESERVES
Called up share capital	16	1,000	1,000
Share premium	17	1,204,542	1,204,542
Capital reserve	17	52,250	—
Profit and loss account	17	(46,607)	16,520

TOTAL EQUITY SHAREHOLDERS’ FUNDS	18	1,211,185	1,222,062

The financial information set out above does not constitute the company’s statutory accounts for the year ended 31 December 2002 or 31 December 2001. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered in due course. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

CASH FLOW STATEMENT
Year ended 31 December 2002 (As restated, see note 26)

		As restated	As restated	As restated
	Note	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities	19	70,608	189,797	186,369
Returns on investments and servicing of finance
Interest received		4,175	4,576	8,375
Interest paid		(54,800)	(3,919)	—

Net cash inflow from returns on investments and servicing of finance		(50,625)	657	8,375

Taxation		(21,883)	(59,231)	(68,888)
Capital expenditure
Payments to acquire tangible fixed assets		(5,224)	(6,119)	(11,993)
Receipts from sale of tangible fixed assets		—	29	5,500

		(5,224)	(6,090)	(6,493)

Equity dividends paid		—	(125,384)	(121,836)

Cash outflow before use of liquid resources		(7,124)	(251)	(2,473)
Management of liquid resources
Increase in restricted cash deposits		(48,501)	(448)	(9,241)
Financing
Funding of capital reserve	26	52,250	—	—

Decrease in cash in the year	20	(3,375)	(699)	(11,714)

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation of financial statements

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators of TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the steering committee representing the senior banks (the “Steering Committee”) and the Ad Hoc Committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

Freehold buildings, plant and machinery	30-40 years
Plant spares	30-40 years
Fixtures and fittings	3-5 years

Stocks

Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets

Operating lease rentals are charged to income in equal annual amounts over the lease term.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

The company has adopted the transitional disclosure requirements of FRS 17.

Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

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

Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the company. Most of the power plant’s revenue relies on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001 and 43.5% and 19.5% of revenues in 2000.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

3.	OPERATING (LOSS)/PROFIT

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Operating (loss)/profit is stated after charging:
Depreciation of owned assets	32,854	32,503	31,937

4.	EXCEPTIONAL ITEMS

	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Bad debt expense	136,801	—	—
Provision against intercompany debtor	53,446
Impairment (note 9)	29,472	—	—

	219,719	—	—

On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Group. As a consequence of this, on 18 November 2002, Drax Power Limited terminated the Hedging Contract with TXU Europe, a subsidiary of TXU Group, to minimise financial exposure. On 19 November 2002, TXU Group filed a petition on behalf of itself, TXU UK Limited and TXU Europe, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the company has made 100% provision against all amounts owed by TXU Europe in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

Also included within administrative expenses is an exceptional item of £29 million in respect of an impairment loss on fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

The tax effect of the bad debt expense is £41 million. The impairment of fixed assets is non-deductible and so has no tax effect.

5.	INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Bank interest receivable	23,625	14,834	11,154

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

6.	INTEREST PAYABLE AND SIMILAR CHARGES

As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Bank interest and other loans	1,354	3,919	—

7.	TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

a)	Analysis of charge in the year

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
United Kingdom corporation tax at 30% — current year	—	4,643	13,949
— prior year	—	—	458
Group relief	21,534	50,125	45,892

	21,534	54,768	60,299
Deferred tax — Timing differences, origination and reversal	(662)	6,207	7,953
— Adjustment in respect of prior years	152	—	54

	(510)	6,207	8,007

	21,024	60,975	68,306

b)	Factors affecting tax charge for the current year

The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000: 30%). The differences are explained below:

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
(Loss)/profit on ordinary activities before tax	(42,103)	175,365	197,878

Tax on (loss)/profit on ordinary activities at 30% (2001 & 2000: 30%)	(12,631)	52,610	59,363
Effects of:
Expenses not deductible for tax purposes	33,503	8,365	8,431
Capital allowances in excess of depreciation	662	(6,207)	(7,953)
Adjustment in respect of prior years	—	—	458

Current tax charge for the year	21,534	54,768	60,299

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

8.	DIVIDENDS

	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Dividend on ordinary shares of £Nil (2001: £125.38) (2000: £121.84) per share	—	125,384	121,836

9.	TANGIBLE FIXED ASSETS

		Plant, machinery,
	Freehold land	fixtures &
	and buildings	fittings	Plant spares	Total

	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	132,181	1,081,136	21,011	1,234,328
Additions	—	2,794	2,430	5,224
Disposals	—	(2,414)	—	(2,414)
Issues	—	—	(24)	(24)

At 31 December 2002	132,181	1,081,516	23,417	1,237,114

Accumulated depreciation
At 1 January 2002	9,735	83,342	1,006	94,083
Charge for the year	3,209	29,143	502	32,854
Disposals	—	(2,413)	—	(2,413)
Impairment (note 4)	—	29,472	—	29,472

At 31 December 2002	12,944	139,544	1,508	153,996

Net book value
At 31 December 2002	119,237	941,972	21,909	1,083,118

At 31 December 2001	122,446	997,794	20,005	1,140,245

Freehold land amounting to £1,060,000 (2001: £1,060,000) has not been depreciated.

10.	STOCKS

	2002	2001

	£’000	£’000
Raw materials and consumables	31,327	62,563

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

11.	DEBTORS

	2002	2001

	£’000	£’000
Trade debtors	52,462	104,849
Amounts owed by intermediate parent companies	94,516	41,061
Prepayments and other debtors	10,709	22,137

	157,687	168,047

Included within other debtors is VAT receivable of £Nil (2001: £1.8 million), an insurance debtor of £0.2 million (2001: £0.5 million) and a swap advance debtor of £1.4 million (2001: swap advance creditor £23.5 million).

Included within prepayments and other debtors is an amount outstanding from the employee share ownership plan (“ESOP”) totalling £2,858,000, loaned for the purchase of 129,029 shares in the common stock of The AES Corporation.

12.	CASH AT BANK AND IN HAND

Included within the total cash balance are restricted cash deposits amounting to £44,790,000 (2001: £9,689,000). These comprise part of a required balance which needs to be in place on each repayment date. Also included is restricted cash of £13,400,000 (2001: £Nil) over which National Westminster Bank plc has a charge.

13.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	As restated
	2002	2001

	£’000	£’000
Trade creditors	15,222	2,679
Amounts owed to fellow subsidiary undertakings	12,908	822
Amounts owed to ultimate parent	7,265	5,012
Corporation tax	1,204	1,555
Other creditors and accruals	13,838	82,303

	50,437	92,371

Included within other creditors is VAT repayable of £9.8 million (2001: £28.2 million).

14.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2002	2001

	£’000	£’000
Amounts owed to immediate parent	78,180	78,180
Retentions	368	644

	78,548	78,824

The amount owed to the immediate parent company has no fixed repayment date, however the directors of the immediate parent company have indicated that payment will not be requested within one year. No interest is payable on this amount.

All retentions are payable within 1 to 2 years.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

15.	PROVISIONS FOR LIABILITIES AND CHARGES

	31 December 2001	Current year credit	31 December 2002

	£’000	£’000	£’000
Deferred taxation	17,278	(510)	16,768
Reinstatement provision	110	—	110

	17,388	(510)	16,878

The amount of deferred taxation provided in the financial statements is:

	2002	2001

	£’000	£’000
Capital allowances in excess of depreciation	16,768	17,278

16.	CALLED UP SHARE CAPITAL

	2002	2001

	£’000	£’000
Authorised
1,000,001 ordinary shares of £1 each	1,000	1,000

Called up, allotted and fully paid
1,000,001 ordinary shares of £1 each	1,000	1,000

17.	RESERVES

		As restated	Profit and loss
	Share premium	Capital reserve	account	Total

	£’000	£’000	£’000	£’000
At 1 January 2002	1,204,542	—	16,520	1,221,062
Retained loss for the financial year	—	—	(63,127)	(63,127)
Capital contribution in the year	—	52,250	—	52,250

At 31 December 2002	1,204,542	52,250	(46,607)	1,210,185

18.	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	As restated
	2002	2001

	£’000	£’000
Loss for the financial year	(63,127)	(10,994)
Capital contribution	52,250	—

Net movement in shareholders’ funds	(10,877)	(10,994)
Opening shareholders’ funds	1,222,062	1,233,056

Closing shareholders’ funds	1,211,185	1,222,062

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

19.	RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December 2002	31 December 2001	31 December 2000

	£’000	£’000	£’000
Operating (loss)/profit	(64,374)	164,450	186,724
Depreciation	32,854	32,503	31,937
Loss on disposal of fixed asset	—	19	—
Plant spares issues	24	155	—
Decrease/(increase) in stocks	31,236	(2,617)	(7,413)
Decrease/(increase) in debtors	63,861	40,332	(107,666)
(Decrease)/increase in creditors	(41,860)	(55,310)	80,335
Impairment of fixed assets	29,472	—	—
Harich Swap interest	19,395	10,265	2,452

	70,608	189,797	186,369

The restatement of the cashflows for the years ended 31 December 2002, 2001 and 2000 relates to a reclassification of the amounts generated under a financing hedging swap (note 26).

The decrease in debtors during the year ended 31 December 2002 is after reflecting the exceptional bad debt expense of £136,801,000 recorded in the year.

20.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2002	2001	2000

	£’000	£’000	£’000
Decrease in cash in the year	(3,375)	(699)	(11,714)
Increase in restricted cash deposits	48,501	448	9,241

Movement in net funds in the year	45,126	(251)	(2,473)
Net funds brought forward	39,790	40,041	42,514

Net funds carried forward	84,916	39,790	40,041

21.	COMMITMENTS AND CONTINGENCIES

Guaranteed Secured Bonds amounting to £1,725 million are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, Drax Limited, Drax Electric Limited, AES Drax Financing Limited and AES Drax Acquisition Limited and each such entity has granted security over all their assets as security for, inter alia, the Guaranteed Secured Bonds and certain related swaps, finance documents and guarantees (note 6). Repayment of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.	PENSION SCHEME FUNDING

Pension schemes operated

Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the ‘AES Drax Power Group of the Electricity Supply Pension Scheme’ (ADPG ESPS).

Regular pension costs — SSAP 24

Pensions costs for the ADPG ESPS in the year were £1,648,000 (2001: £2,248,000), comprising a regular cost of £1,475,000 (2001: £1,484,000) plus variations totalling £173,000 (2001: £764,000). A variation of £(114,000) has arisen due to £800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of £(113,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of £400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of £400,000, which has been partially offset by additional employer contributions of £173,000.

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

At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was £44.6 million and the actuarial value of the liabilities was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

FRS 17

In November 2000 the Accounting Standards Board issued FRS 17 ‘Retirement Benefits’ replacing SSAP 24 ‘Accounting for Pensions Costs’. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

The principal actuarial assumptions used as at 31 December 2002 are shown below:

	2002	2001

Rate of increase in salaries	3.8%	4.0%
Rate of increase of pensions in payment and deferment	2.5%	2.6%
Discount rate	5.4%	5.8%
Inflation assumption	2.3%	2.5%

The following contributions were made to the ADPG ESPS during 2002:

Year ended 31 December 2002

£’millions
Company contributions	1.6
Member contributions	0.6

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.	PENSION SCHEME FUNDING (continued)

Analysis of amount charged to operating profit:

Year ended
31 December 2002

£’ millions
Current service cost	1.9
Past service cost	—
Early retirement deficiency cost	0.4

Total operating cost	2.3

Analysis of amount credited to other finance income:

Year ended
31 December 2002

£’ millions
Expected return on pension plan assets	3.3
Less: Interest on pension plan liabilities	(3.2)

Net return	0.1

The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

	2002	2001

	£’ millions	£’ millions
Equities	29.5	36.1
Bonds	5.9	6.6
Other	0.4	0.7

Market value of assets	35.8	43.4
Actuarial value of liabilities	(60.8)	(53.9)

Deficit in the scheme	(25.0)	(10.5)
Related deferred tax asset (assumed 30% rate)	7.5	3.2

Net pension liability	(17.5)	(7.3)

Analysis of movement in deficit during the year:

Year ended
31 December 2002

£’ millions
Deficit in scheme at 1 January 2002	(10.5)
Current service cost	(1.9)
Contributions	2.2
Early retirement deficiency cost	(0.4)
Actuarial loss	(14.4)

Deficit in scheme at 31 December 2002	(25.0)

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.	PENSION SCHEME FUNDING (continued)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

Year ended
31 December 2002

£’ millions
Actual return less expected return on pension scheme assets	(11.8)
Experience gains arising on the scheme liabilities	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(2.7)

Actuarial loss recognised in STRGL	(14.4)

Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

	2002	2001

	£’ millions	£’ millions
Profit and loss reserve in the financial statements as at year end	(46.6)	16.5
Deficit in relation to the ADPG ESPS, net of related deferred tax asset	(17.5)	(7.3)

Profit and loss reserve as adjusted	(64.1)	9.2

23.	ULTIMATE PARENT COMPANY

The immediate parent company is Drax Limited (formerly AES Drax Limited), a company incorporated in the Cayman Islands.

The parent undertaking of the smallest group, which includes the company and for which group accounts are prepared, is AES UK Power Holdings Limited, a company incorporated in England and Wales. Copies of the group accounts of AES UK Power Holdings Limited can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

As at 31 December 2002, the ultimate parent company and controlling entity, and largest group for which group accounts are prepared, was The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent group’s financial statements can be obtained from the Securities and Exchange Commission, 450, 5th Street NW, Washington DC 20549, USA.

On 30 September 2003, notices were issued to the company and the other companies in the group by JP Morgan Chase Bank in its role of Security Trustee in respect of the Guaranteed Secured Bonds in respect of an event of default as a result of the non-payment of coupons as at 31 December 2002 and 30 June 2003. A further notice was also issued to AES Drax Acquisitions Holdings Limited, the immediate parent of AES Drax Acquisition Limited, stating that AES Drax Acquisition Limited would be prevented from exercising any voting rights or other powers in respect of the ordinary shares that it holds in AES Drax Acquisition Limited. The effect of this notice is that The AES Corporation, who remains the ultimate parent company, is unable to exercise any control over AES Drax Acquisition Limited or any of its subsidiaries and that control of the group lies with the senior creditors of the group.

24.	NATURE OF BUSINESS

The principal activity of the company is the operation of the Drax Power Station, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income, shareholders’ equity, the cash flow statement and comprehensive income is shown in the tables on pages 21 and 22.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Under US GAAP, deferred taxation is provided on all temporary differences between tax and book bases of assets and liabilities under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes. As a result certain items that are treated as permanent items under UK GAAP are treated as temporary differences under US GAAP. In addition, deferred tax is also provided on certain of the other adjustments between UK and US GAAP described herein. Such amounts are reported in the profit and loss account except where the adjustment is recorded directly to shareholders’ equity; for example, in relation to the additional minimum pension liability.

Pensions

Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Under US GAAP, SFAS 87, Employers’ Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees. An additional minimum pension liability equal to the excess of the accumulated benefit obligation over the plan assets must be recognised at the balance sheet date with a corresponding entry recorded as an intangible asset, to the extent of unamortised prior service cost, and the balance, if any, in other comprehensive income.

Push down of acquisition debt

Under US GAAP the £1,300 million senior secured bank facility used to finance the acquisition of Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded. The other side of the entry would be to shareholders’ equity. Interest attributable to the acquisition debt, net of any corresponding tax benefit, is recorded in the statement of operations. Interest on the bank facility accrues at LIBOR + 1.8%. Principal payments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25 million, £370 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

Under UK GAAP, such entries are not recorded.

Impairment of fixed assets

Under UK GAAP, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, an impairment review must be performed. An impaired asset must be written down to its recoverable amount (the higher of its net selling price and its value in use). The assessment of impairment and any resultant write-down to value in use are both determined using discounted cashflows. Under UK GAAP, an impairment of £29.5 million was recorded.

Under US GAAP, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, an impairment review must be performed, by comparing the undiscounted cashflows arising from use of the asset with its carrying value. Where this indicates a deficit, the impairment is calculated by reference to fair value which, in the absence of market price, is generally calculated by reference to discounted cashflows. No impairment was necessary under US GAAP.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Derivative Instruments and Hedging Activities

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. For fair value hedge transactions in which a company is hedging changes in fair value of an asset, liability or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which a company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument are initially reported in other comprehensive income and them reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

In order to qualify for hedge accounting under SFAS 133, a company must formally document, designate and assess, periodically, the effectiveness of transactions that qualify for hedge accounting.

Transactions, contracts, assets and liabilities denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction, and assets and liabilities are recorded at the period end date.

Push down of acquisition adjustments

Under US GAAP certain adjustments made in the holding company to record the acquisition of Drax Power Limited would be pushed down to the company.

This results in the following differences:

(1)	Adjustment to the carrying value of the plant to reflect the purchase price for the asset

(2)	Record a liability for the unfavourable coal purchase contract

(3)	Record a liability for the estimated cost of severing certain employees

(4)	Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis

(5)	Record a liability for the unfavourable IT contract

Since the acquisition of Drax Power was treated as the acquisition of an asset rather than the acquisition of a business, the recognition of the deferred tax liability resulted in a gross-up of the amount assigned to the plant. This gross-up adjustment results in an additional depreciation under US GAAP.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Under UK GAAP only those liabilities that existed in the acquired business may be reflected in the purchase price allocation. Liabilities arising from the acquirer’s intentions may not be recognised. Therefore under UK GAAP it is not permissible to record a severance accrual for the costs associated with terminating employees of the acquired business or for the unfavourable IT contract. Instead such amounts must be provided for and expensed in the post-acquisition financial statements of the acquirer.

Under US GAAP, such amounts may be recorded as part of the acquisition of Drax Power Limited in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Under UK GAAP, no push down adjustments are recorded.

Recently issued but not yet adopted accounting pronouncements

Asset retirement obligations. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which is effective 1 January 2003, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded beginning in 2003, the entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The company will adopt SFAS No. 143 effective 1 January 2003.

The company has completed a detailed assessment of the specific applicability and implications of SFAS No. 143. The scope of SFAS No. 143 includes primarily active ash landfills, water treatment basins and the removal or dismantlement of certain plant and equipment. As of 31 December 2002, the company had a recorded liability of approximately £0.1 million related to asset retirement obligations. Upon adoption of SFAS No. 143, the company is not required to record any additional liability.

Exit or disposal activities. In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to issuance of SFAS No. 146, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after 31 December 2002. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Stock-based compensation. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Guarantor accounting. We will apply the initial recognition and measurement provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others,” on a prospective basis for all guarantees issued after 31 December 2002. Under FIN 45, at the inception of guarantees issued after 31 December 2002, we will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. We will account for any fundings under the guarantee as a reduction of the liability. After funding has ceased, we will recognize the remaining liability in the income statement on a straight-line basis over the remaining term of the guarantee. In general, we enter into various agreements providing financial performance assurance to third parties on behalf of certain subsidiaries.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Such agreements include guarantees, letters of credit and surety bonds. FIN 45 does not encompass guarantees issued either between parents and their subsidiaries or between corporations under common control, a parent’s guarantee of its subsidiary’s debt to a third party (whether the parent is a corporation or an individual), a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, nor guarantees of a company’s own future performance. Adoption of FIN 45 will have no impact to our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The company does not expect adoption of the liability recognition provisions of FIN 45 to have a material impact on our financial position or results of operations.

Variable interest entities. FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities created after 31 January 2003. FIN 46 provisions must be applied to variable interests in variable interest entities created before 1 February 2003 as at 31 December 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur and/or receives a majority of the entity’s expected residual returns if they occur. If significant variable interests are held in a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after 31 January 2003. We do not believe that the adoption of FIN 46 will result in our consolidation of any previously unconsolidated entities or material additional disclosure.

DIG Issue C11. In connection with the January 2003 FASB Emerging Issues Task Force (EITF) meeting, the FASB was requested to reconsider an interpretation of SFAS No. 133. The interpretation, which is contained in the Derivatives Implementation Group’s C11 guidance, relates to the pricing of contracts that include broad market indices. In particular, that guidance discusses whether the pricing in a contract that contains broad market indices (e.g. CPI) could qualify as a normal purchase or sale. The company is currently re-evaluating which contracts, if any, that have previously been designated as normal purchases or sales would now not qualify for this exception. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

Financial instruments with characteristics of both liabilities and equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both liabilities and equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for 3 types of freestanding financial instruments, namely:

1	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

2	Instruments, other than outstanding shares, that do or may not require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

3	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

SFAS No. 150 does not apply to features in embedded financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This would apply to the £425 million forward purchase of preference shares that is disclosed in AES Drax Acquisition Limited’s financial statements, note 15. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under UK GAAP	(63,127)	114,390	129,572
US GAAP adjustments:
Effects of push down of acquisition adjustments:
Additional depreciation on tangible fixed assets	(39,676)	(39,676)	(39,676)
Severance pay expensed under UK GAAP	—	—	12,053
Unfavourable IT contract	—	—	1,995
Unfavourable coal contract	—	17,789	25,188
Deferred taxation	20,869	17,813	12,303
Push down interest	(8,610)	(56,543)	(66,201)
Derivative instruments and hedging activities	6,942	(9,449)	—
Impairment of fixed assets	29,472	—	—

Net (loss) / income under US GAAP	(54,130)	44,324	75,234

	As restated	As restated
	31 December	31 December
	2002	2001

	£’000	£’000
Shareholders’ equity under UK GAAP	1,211,185	1,222,062
US GAAP adjustments:
Tangible fixed assets, cost	1,414,242	1,384,770
Additional depreciation on tangible fixed assets	(122,379)	(82,703)
Deferred taxation	(637,363)	(669,568)
Push down of acquisition debt	(842,555)	(870,610)
Derivative instruments and hedging activities	(67,520)	(47,478)
Additional minimum pension liability	(10,800)	—

Shareholders’ equity under US GAAP	944,810	936,473

In addition to the recognition and measurement differences set out in the reconciliation tables above there are a number of classification differences between UK and US GAAP. These are described below:

Deferred taxation

Under UK GAAP, deferred tax liabilities are presented net within “Provisions for liabilities and charges”. Under US GAAP deferred taxes are presented as current or long term based upon the term of the item to which they relate. Deferred tax assets and liabilities may only be offset to the extent that they are both classified as short or long term.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Cash flow statement

A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net cash inflow from operating activities	70,628	189,797	186,369
Returns on investments and servicing of finance	(50,625)	657	8,375
Taxation	(21,883)	(59,231)	(68,888)

Net cash flows (used in) / provided by operating activities per US GAAP	(1,900)	131,223	125,856

Capital expenditure	(5,224)	(6,090)	(6,493)
Increase in restricted cash deposits	(48,501)	(448)	(9,241)

Net cash used in investing activities per US GAAP	(53,725)	(6,538)	(15,734)

Equity dividends paid	—	(125,384)	(121,836)
Capital contribution	52,250	—	—

Net cash provided by / (used in) financing activities per US GAAP	52,250	(125,384)	(121,836)

Decrease in cash	(3,375)	(699)	(11,714)
Increase in restricted cash deposits	48,501	448	9,241
Cash brought forward	39,790	40,041	42,514

Cash carried forward	84,916	39,790	40,041

Comprehensive (loss) / income under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under US GAAP	(54,130)	44,324	75,234
Derivative loss	(18,889)	(26,620)	—
Minimum pension obligation	(7,560)	—	—

Comprehensive (loss) / income	(80,579)	17,703	75,234

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	RESTATEMENT

These financial statements supersede and replace the original financial statements of the company dated 14 May 2003 included on the Form 20-F of the company filed on 16 May 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

As a consequence of the restatements, equity shareholders’ funds have been increased by £52.25 million as at 31 December 2002 and by £Nil as at 31 December 2001. The restatements have no effect on the consolidated net loss, net assets or net cashflows in the years ended 31 December 2002, 2001 and 2000.

An amount of £53.4 million has been reclassified from interest payable to exceptional administrative expenses in the year ended 31 December 2002, being the provision against an intercompany debtor. The restatement has no effect on the consolidated net loss, net assets or net cashflows as at 31 December 2002, 2001 or 2000.

Under US GAAP, the net impact of the restatements is to increase shareholders’ equity by £64.9 million and £14.2 million at 31 December 2002 and 2001 respectively and to increase the net loss by £2.1 million in year ended 31 December 2002 and to reduce the net loss by £128.2 million and £121.8 million in the years ended 31 December 2001 and 2000 respectively.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. This related to a draw down made by the company under the terms of a letter of credit established by The AES Corporation. The AES Corporation has subsequently confirmed that it had waived any rights to repayment against the company in respect of the draw down in a letter dated 25 January 2002. Accordingly, the amount has been reclassified into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively as at 31 December 2002. The effect of the restatement is as follows:

	As previously	Restate-
	reported	ments	As restated

	£’000	£’000	£’000
Balance sheet as of 31 December 2002
Fixed assets	1,083,118	—	1,083,118
Current assets	273,930	—	273,930
Creditors: amounts falling due within one year	(102,687)	52,250	(50,437)
Creditors: amounts falling due after more than one year	(78,548)	—	(78,548)
Provisions	(16,878)	—	(16,878)

Net assets	1,158,935	52,250	1,211,185

Equity shareholders’ funds	1,158,935	52,250	1,211,185

Profit and loss account for the year ended 31 December 2002
Turnover	524,831	—	524,831
Cost of sales	(219,462)	—	(219,462)
Administrative expenses	(316,297)	(53,446)	(369,743)
Interest receivable and similar income	23,548	—	23,548
Interest payable and similar charges	(54,800)	53,446	(1,354)
Tax on (loss) / profit on ordinary activities	(21,024)	—	(21,024)

Loss on ordinary activities after taxation	(63,127)	—	(63,127)

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	RESTATEMENT (continued)

The restatement of cash flows for the years ended 31 December 2002, 2001 and 2000 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £19.4 million, £10.3 million and £2.5 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

Restatement of US GAAP reconciliations

	2002	2001	2000

	£’000	£’000	£’000
Net loss under US GAAP
As previously reported	(52,047)	(83,895)	(46,602)
US GAAP adjustments
Dividends paid (i)	—	125,384	121,836
Deferred taxation (ii)	(2,083)	2,835	—

As restated	(54,130)	44,324	75,234

	2002	2001

	£’000	£’000
Shareholders’ equity under US GAAP
As previously reported	879,864	922,230
Increase in equity shareholders’ funds under UK GAAP as described above	52,250	—
US GAAP adjustments
Deferred taxation (ii)	23,496	14,243
Additional minimum pension liability (iii)	(10,800)	—

As restated	944,810	936,473

(i)	Under UK GAAP, dividends are shown as a deduction on the face of the profit and loss account, whereas under US GAAP, dividends are deducted directly from shareholders’ equity. As previously reported, the US GAAP reconciliation had started with the net income/(loss) as reported under UK GAAP, after deducting dividends. This adjustment is necessary to start the reconciliation with net income/(loss) before dividends, in order to conform with standard US practice.

(ii)	These adjustments are necessary to reflect the deferred tax effect of the US GAAP adjustments made in respect of derivative instruments and hedging activities and the additional minimum pension liability.

(iii)	The additional minimum pension liability had been previously reported in the US GAAP reconciliation disclosures, but had been omitted from the reconciliation of shareholders’ equity.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	POST BALANCE SHEET EVENTS

Standstill arrangements with certain senior creditors

Drax has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place (the “Restructuring”). The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

This matter is discussed more fully in note 1, Basis of Preparation and Accounting Policies.

The AES Corporation

Based on negotiations through the end of June 2003, the steering committee representing the syndicate of banks (the “Senior Lenders”) which financed the Eurobonds issued by Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the Ad Hoc Committee (together with the Steering Committee, the “Senior Creditors Committees”), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the “Restructuring Proposal”).

On 23 July 2003, Drax received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the “International Power Proposal”).

On 28 July 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than 5 August 2003.

On 30 July 2003, the directors of Drax Holdings Limited and Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings Limited and Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to Drax Holdings Limited.

On the evening of 5 August 2003 The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of Drax Holdings Limited and Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited). They resigned from AES Drax Acquisition Limited, Drax Electric Limited and Drax Limited on 8 August 2003. Accordingly, the boards of each of Drax Holdings Limited and Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of Drax Electric Limited and Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

As a consequence of the withdrawal of support by The AES Corporation, the company has written down amounts due from another group company of £68.5 million in the third quarter of 2003.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	POST BALANCE SHEET EVENTS (continued)

On 14 August 2003, Drax received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation.

On 19 August 2003, Drax received a letter from International Power plc, pursuant to which it revised the International Power Proposal.

On 21 August 2003, Drax received a letter from BHP Billiton in respect of the Restructuring.

On 30 August 2003, Drax announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of Drax, Drax entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on 30 August 2003 to participate in the Restructuring.

On 3 October 2003, AES Drax Power Limited’s name was changed to Drax Power Limited, AES Drax Limited’s name was changed to Drax Limited, AES Drax Electric Limited’s name was changed to Drax Electric Limited and AES Drax Holdings Limited’s name was changed to Drax Holdings Limited.

Company Registration No. 91616

DRAX LIMITED (formerly AES Drax Limited)

Financial Statements
31 December 2002
(As restated, see note 27)

DRAX LIMITED (formerly AES Drax Limited)

FINANCIAL STATEMENTS 2002

INDEPENDENT AUDITORS’ REPORT TO THE DIRECTORS OF DRAX LIMITED (formerly AES Drax Limited)

We have audited the accompanying balance sheets of Drax Limited (formerly AES Drax Limited) as of 31 December 2002 and 2001, and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the three years in the period ended 31 December 2002. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at 31 December 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders’ equity and financial position at 31 December 2002 and 2001, to the extent summarised in note 26.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the financial statements, the uncertainty as to the outcome of discussions with the company’s lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 27, the financial statements have been restated.

Deloitte & Touche LLP Chartered Accountants Leeds 6 November 2003

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
 Year ended 31 December 2002 (As restated, see note 27)

		As restated
		31 December	31 December	31 December
	Note	2002	2001	2000

		£’000	£’000	£’000
TURNOVER — continuing operations	2	524,831	586,103	622,776
Cost of sales		(219,462)	(267,204)	(278,218)

GROSS PROFIT		305,369	318,899	344,558
Administrative expenses — normal		(183,900)	(170,536)	(165,035)
— exceptional	4	(769,247)	—	—

		(953,147)	(170,536)	(165,035)

OPERATING (LOSS) / PROFIT — continuing operations	3	(647,778)	148,363	179,523
Interest receivable and other income	5	23,626	14,836	11,405
Interest payable and similar charges	6	(1,354)	(3,919)	—

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(625,506)	159,280	190,928
Tax on (loss) / profit on ordinary activities	7	(21,024)	(61,010)	(68,327)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		(646,530)	98,270	122,601
Dividends	8	—	(125,384)	(121,836)

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL YEAR TRANSFERRED (FROM) / TO RESERVES	18, 19	(646,530)	(27,114)	765

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the years ended 31 December 2002, 2001 and 2000 other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED BALANCE SHEET
 As at 31 December 2002 (As restated, see note 27)

		As restated
	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Intangible assets	9	—	594,610
Tangible assets	10	1,083,118	1,140,245

		1,083,118	1,734,855

CURRENT ASSETS
Stocks	11	31,327	62,563
Debtors	12	157,687	168,047
Cash at bank and in hand	13	84,943	39,816

		273,957	270,426
CREDITORS: amounts falling due within one year	14	(45,103)	(98,243)

NET CURRENT ASSETS		228,854	172,183

TOTAL ASSETS LESS CURRENT LIABILITIES		1,311,972	1,907,038
CREDITORS: amounts falling due after more than one year	15	(368)	(644)
PROVISIONS FOR LIABILITIES AND CHARGES	16	(16,878)	(17,388)

		1,294,726	1,889,006

CAPITAL AND RESERVES
Called up share capital	17	2	2
Share premium	18	1,893,999	1,893,999
Capital reserve	18	52,250	—
Profit and loss account	18	(651,525)	(4,995)

TOTAL SHAREHOLDERS’ FUNDS	19	1,294,726	1,889,006

Attributable to equity shareholders		1,294,724	1,889,004
Attributable to non-equity shareholders		2	2

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED CASHFLOW STATEMENT
 Year ended 31 December 2002 (As restated, see note 27)

		As restated	As restated	As restated
	Note	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities	20	70,608	189,832	175,191
Returns on investments and servicing of finance
Interest received		4,176	4,578	8,626
Interest paid		(54,800)	(3,919)	—

Net cash (outflow) / inflow from returns on investments and servicing of finance		(50,624)	659	8,626

Taxation		(21,883)	(59,285)	(68,889)
Capital expenditure
Payments to acquire tangible fixed assets		(5,224)	(6,119)	(11,993)
Receipts from sale of tangible fixed assets		—	29	5,500

		(5,224)	(6,090)	(6,493)

Equity dividends paid		—	(125,384)	(121,836)

Cash outflow before use of liquid resources		(7,123)	(268)	(13,401)
Management of liquid resources
Increase in restricted cash deposits		(48,501)	(448)	(9,241)
Financing
Funding of capital reserve	27	52,250	—	—

Decrease in cash in the year	21	(3,374)	(716)	(22,642)

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
 Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation of financial statements

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators of TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the steering committee representing the senior banks (the “Steering Committee”) and the Ad Hoc Committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
 Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

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

Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

Freehold buildings, plant and machinery	30-40 years
Plant spares	30-40 years
Fixtures and fittings	3-5 years

Stocks

Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets

Operating lease rentals are charged to income in equal annual amounts over the lease term.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
 Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

The group has adopted the transitional disclosure requirements of FRS 17.

Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

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

Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant’s revenue relies on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
 Year ended 31 December 2002

3.	OPERATING (LOSS) / PROFIT

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Operating (loss) / profit is stated after charging / (crediting):
Depreciation of owned assets	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)

4.	EXCEPTIONAL ITEMS

	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bad debt expense	136,801	—	—
Provision against intercompany debtor	53,446
Impairment loss (note 9 & 10)	579,000	—	—

	769,247	—	—

On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Group. As a consequence of this, on 18 November 2002, Drax Power Limited terminated the Hedging Contract with TXU Europe, a subsidiary of TXU Group, to minimise financial exposure. On 19 November 2002, TXU Group filed a petition on behalf of itself, TXU UK Limited and TXU Europe, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the company has made 100% provision against all amounts owed by TXU Europe in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

Also included within administrative expenses is an exceptional item of £579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

The tax effect of the bad debt expense is £41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.	INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bank interest receivable	23,626	14,836	11,405

6.	INTEREST PAYABLE AND SIMILAR CHARGES

	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bank interest and other loans	1,354	3,919	—

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
 Year ended 31 December 2002

7.	TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

a)	Analysis of charge in the year

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
United Kingdom corporation tax at 30% — current year	—	4,643	13,970
— prior year	—	35	458
Group relief	21,534	50,125	45,892

	21,534	54,803	60,320
Deferred tax — Timing differences, origination and reversal	(662)	6,207	7,953
— Adjustment in respect of prior years	152	—	54

	(510)	6,207	8,007

	21,024	61,010	68,327

b)	Factors affecting tax charge for the current year

The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000: 30%). The differences are explained below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
(Loss) / profit on ordinary activities before tax	(625,506)	159,280	190,928

Tax on profit on ordinary activities at 30% (2001 & 2000: 30%)	(187,652)	47,784	57,278
Effects of:
Expenses not deductible for tax purposes	208,524	13,191	10,537
Capital allowances in excess of depreciation	662	(6,207)	(7,953)
Adjustment in respect of prior years	—	35	458

Current tax charge for the year	21,534	54,803	60,320

8.	DIVIDENDS

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Dividend paid on preference shares of £Nil (2001: £73,539) (2000: £71,458) per share	—	125,384	121,836

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

9.	INTANGIBLE FIXED ASSETS

The intangible fixed assets comprise of goodwill which arose on the acquisition of Drax Power Limited.

Goodwill

£’000
Cost
At 1 January 2002	665,185
Reclassification	(11,206)

At 31 December 2002	653,979

Amortisation
At 1 January 2002	70,575
Charge for the year	33,876
Impairment (note 4)	549,528

At 31 December 2002	653,979

Net book value
At 31 December 2002	—

At 31 December 2001	594,610

The reclassification above was in respect of an amount relating to the VAT on certain transactions which occurred at the time of the acquisition of Drax Power Station by the AES Corporation in November 1999. These transactions related to the acquisition of the opening coal stock and the purchase of intellectual property. The transactions were recorded gross rather than net of VAT in the calculation of the goodwill arising upon acquisition. The company has subsequently adjusted both goodwill and the VAT creditor.

10.	TANGIBLE FIXED ASSETS

	Freehold	Plant, machinery,
	land and buildings	fixtures & fittings	Plant spares	Total

	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	132,181	1,081,136	21,011	1,234,328
Additions	—	2,794	2,430	5,224
Disposals	—	(2,414)	—	(2,414)
Issues	—	—	(24)	(24)

At 31 December 2002	132,181	1,081,516	23,417	1,237,114

Accumulated depreciation
At 1 January 2002	9,735	83,342	1,006	94,083
Charge for the year	3,209	29,143	502	32,854
Disposals	—	(2,413)	—	(2,413)
Impairment (note 4)	—	29,472	—	29,472

At 31 December 2002	12,944	139,544	1,508	153,996

Net book value
At 31 December 2002	119,237	941,972	21,909	1,083,118

At 31 December 2001	122,446	997,794	20,005	1,140,245

Freehold land amounting to £1,060,000 (2001: £1,060,000) has not been depreciated.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

11.	STOCKS

	2002	2001

	£’000	£’000
Raw materials and consumables	31,327	62,563

12.	DEBTORS

	2002	2001

	£’000	£’000
Trade debtors	52,462	104,849
Amounts owed by fellow subsidiary undertakings	94,516	41,061
Prepayments and other debtors	10,709	22,137

	157,687	168,047

Included within other debtors is VAT receivable of £Nil (2001: £1.8 million), an insurance debtor of £0.2 million (2001: £0.5 million) and a swap advance debtor of £1.4 million (2001: swap advance creditor £23.5 million).

Included within prepayments and other debtors is an amount outstanding from the employee share ownership plan (“ESOP”) totalling £2,858,000, loaned for the purchase of 129,029 shares in the common stock of The AES Corporation.

13.	CASH AT BANK AND IN HAND

Included within the total cash balance are restricted cash deposits amounting to £44,790,000 (2001: £9,689,000). These comprise part of a required balance which needs to be in place on each repayment date. Also included is restricted cash of £13,400,000 (2001: £Nil) over which National Westminster Bank plc has a charge.

14.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	As restated
	2002	2001

	£’000	£’000
Trade creditors	15,222	2,679
Amounts owed to fellow subsidiary undertakings	7,575	6,695
Amounts owed to ultimate parent	7,265	5,012
Corporation tax	1,204	1,556
Other creditors and accruals	13,837	82,301

	45,103	98,243

Included within other creditors is VAT payable of £9.8 million (2001: £28.2 million).

15.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2002	2001

	£’000	£’000
Retentions	368	644

All retentions are payable within 1 to 2 years.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.	PROVISIONS FOR LIABILITIES AND CHARGES

	At	Current	At
	1 January	year	31 December
	2002	credit	2002

	£’000	£’000	£’000
Deferred taxation	17,278	(510)	16,768
Reinstatement provision	110	—	110

	17,388	(510)	16,878

The amount of deferred taxation provided in the financial statements is:

	2002	2001

	£’000	£’000
Group
Capital allowances in excess of depreciation	16,768	17,278

17.	CALLED UP SHARE CAPITAL

	2002	2001

	£	£
Authorised
200 ordinary shares of £1 each	200	200

2,000 preference shares of £1 each	2,000	2,000

Called up, allotted and fully paid
190 ordinary shares of £1 each	190	190

1,705 preference shares of £1 each	1,705	1,705

The special rights and restrictions attached to and imposed on the Ordinary Shares and the Preference Shares are as follows:

Redemption and purchase

The ordinary shares and preference shares each have power for the company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (1998 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers herein before contained.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.	CALLED UP SHARE CAPITAL (continued)

Allocation of profits and losses

Profits for each Fiscal Year shall be allocated to the Shareholders in the following order of priority:

•	to the Preferred Shareholders, and if more than one pro rata to the number of Preferred Shares held, in an amount equal to the excess of (i) the aggregate Preferred Return accrued from the issuance of the Preferred Shares through to the end of such Fiscal Year over (ii) the aggregate Profits previously allocated for all prior Fiscal Years;

•	to the Preferred Shareholders, and if more than one pro rata to the number of Preferred Shares held, in an amount equal to the excess of (i) the aggregate Losses previously allocated to the Preferred Shareholders for all prior Fiscal Years over (ii) the aggregate Profits previously allocated for all prior Fiscal Years;

•	to the Ordinary Shareholders, and if more than one pro rata to the number of Ordinary Shares held, in an amount equal to the excess of (i) the aggregate Losses previously allocated to the Ordinary Shareholders for all prior Fiscal Years over (ii) the aggregate Profits previously allocated for all prior Fiscal Years;

•	to the Pre-Conversion Ordinary Shareholders, and if more than one pro rata to the number of Ordinary Shares held, in an amount equal to the excess of (i) one-third (1/3) of the amount allocated to the Preferred Shareholders for all Fiscal Years prior to the conversion over (ii) Profits previously allocated; and

•	the balance, if any, to the Shareholders pro rata in accordance with their Sharing Ratios.

Losses for any Fiscal Year shall be allocated to the Shareholders in the following order of priority:

•	until the conversion of the Preferred Shares into Ordinary Shares, first, to each Ordinary Shareholder and, if more than one, pro rata to the number of Ordinary Shares held until its Adjusted Capital Account equals zero, and the balance, if any, to each Preferred Shareholder and, if more than one, pro rata to the number of Preferred Shares held until its Adjusted Capital Account equals zero; and

•	from and after the conversion of the Preferred Shares into Ordinary Shares, to the Ordinary Shareholders, pro rata in accordance with their Sharing Ratios.

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

Lien of shares

The company shall have a first and paramount lien and charge on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the company (whether presently payable or not) by such Shareholder or his estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the company’s lien (if any) thereon. The company’s lien (if any) on a Share shall extend to all dividends or other monies payable in respect thereof.

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

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.	CALLED UP SHARE CAPITAL (continued)

Distributions

Distributions with respect to Shares shall be distributed only when, as, and if distributions are declared by the Directors as follows:

•	to the Preferred Shareholders, if any, and if more than one pro rata to the number of Preferred Shares held, in an amount equal to the excess of (i) the aggregate Preferred Return accrued from the date of the issuance of the Preferred Shares through the end of the current Fiscal Year over (ii) the aggregate distributions previously for the current and all prior Fiscal Years;

•	to the Pre-Conversion Ordinary Shareholders, and if more than one pro rata to the number of Ordinary Shares held, in an amount equal to the excess of (i) one-third (1/3) of the aggregate amount distributed to the Preferred Shareholders for the current and all prior Fiscal Years over (ii) the aggregate distributions previously made for the current and all prior Fiscal Years; provided however, that such amount shall be reduced to the extent necessary to ensure that the profits of the company attributable to (i) the current Fiscal Year which would otherwise be distributed to such Pre-Conversion Ordinary Shareholders under this paragraph (b) and paragraph (c) do not exceed 25 percent of the total profits of the company for such Fiscal Year and (ii) any prior Fiscal Year which would otherwise be distributed to such Pre-Conversion Ordinary Shareholders under this paragraph (b) and paragraph (c) do not exceed 25 percent of the total profits of the company for such Fiscal Year; and

•	the balance, if any, to the Shareholders pro rata in accordance with their Sharing Ratios.

18.	RESERVES

		As restated	Profit and loss
	Share premium	Capital reserve	account	Total

	£’000	£’000	£’000	£’000
At 1 January 2002	1,893,999	—	(4,995)	1,889,004
Retained loss for the financial year	—	—	(646,530)	(646,530)
Capital contribution in the year	—	52,250	—	52,250

At 31 December 2002	1,893,999	52,250	(651,525)	1,294,724

19.	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	As restated
	2002	2001

	£’000	£’000
Loss for the financial year	(646,530)	(27,114)
Capital contribution in the year	52,250	—

Net reduction in shareholders’ funds	(594,280)	(27,114)
Opening shareholders’ funds	1,889,006	1,916,120

Closing shareholders’ funds	1,294,726	1,889,006

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

20.	RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Operating (loss) / profit	(647,778)	148,363	179,523
Depreciation	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Loss on disposal of fixed assets	—	19	—
Plant spares issues	24	155	—
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)
Decrease / (increase) in stocks	31,236	(2,617)	(7,413)
Decrease / (increase) in debtors	63,861	40,332	(107,657)
(Decrease) / increase in creditors	(41,860)	(55,275)	67,661
Impairment of fixed assets	579,000	—	—
Harich Swap interest	19,395	10,265	2,452

	70,608	189,832	175,191

The restatement of the cashflows for the years ended 31 December 2002, 2001 and 2000 relates to a reclassification of the amounts generated under a financing hedging swap (note 27).

The decrease in debtors during the year ended 31 December 2002 is after reflecting the exceptional bad debt expense of £136,801,000 recorded in the year.

21.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2002	2001	2000

	£’000	£’000	£’000
Decrease in cash in the year	(3,374)	(716)	(22,642)
Increase in restricted cash deposits	48,501	448	9,241

Movement in net funds in the year	45,127	(268)	(13,401)
Net funds brought forward	39,816	40,084	53,485

Net funds carried forward	84,943	39,816	40,084

22.	COMMITMENTS AND CONTINGENCIES

Guaranteed Secured Bonds amounting to £1,725 million are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, Drax Limited, Drax Electric Limited, AES Drax Financing Limited and AES Drax Acquisition Limited and each such entity has granted security over all their assets as security for, inter alia, the Guaranteed Secured Bonds and certain related swaps, finance documents and guarantees (note 6). Repayment of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

23.	PENSION SCHEME FUNDING

Pension schemes operated

Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the ‘AES Drax Power Group of the Electricity Supply Pension Scheme’ (ADPG ESPS).

Regular pension costs — SSAP 24

Pensions costs for the ADPG ESPS in the year were £1,648,000 (2001: £2,248,000), comprising a regular cost of £1,475,000 (2001: £1,484,000) plus variations totalling £173,000 (2001: £764,000). A variation of £(114,000) has arisen due to £800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of £(113,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of £400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of £400,000, which has been partially offset by additional employer contributions of £173,000.

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

At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was £44.6 million and the actuarial value of the liabilities was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

FRS 17

In November 2000 the Accounting Standards Board issued FRS 17 ‘Retirement Benefits’ replacing SSAP 24 ‘Accounting for Pensions Costs’. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

The principal actuarial assumptions used as at 31 December 2002 are shown below:

	2002	2001

Rate of increase in salaries	3.8%	4.0%
Rate of increase of pensions in payment and deferment	2.5%	2.6%
Discount rate	5.4%	5.8%
Inflation assumption	2.3%	2.5%

The following contributions were made to the ADPG ESPS during 2002:

Year ended
31 December
2002

£’millions
Company contributions	1.6
Member contributions	0.6

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

23.	PENSION SCHEME FUNDING (continued)

Analysis of amount charged to operating profit:

Year ended
31 December
2002

£’ millions
Current service cost	1.9
Past service cost	—
Early retirement deficiency cost	0.4

Total operating cost	2.3

Analysis of amount credited to other finance income:

Year ended
31 December
2002

£’ millions
Expected return on pension plan assets	3.3
Less: Interest on pension plan liabilities	(3.2)

Net return	0.1

The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

	2002	2001

	£’ millions	£’ millions
Equities	29.5	36.1
Bonds	5.9	6.6
Other	0.4	0.7

Market value of assets	35.8	43.4
Actuarial value of liabilities	(60.8)	(53.9)

Deficit in the scheme	(25.0)	(10.5)
Related deferred tax asset (assumed 30% rate)	7.5	3.2

Net pension liability	(17.5)	(7.3)

Analysis of movement in deficit during the year:

Year ended
31 December
2002

£’ millions
Deficit in scheme at 1 January 2002	(10.5)
Current service cost	(1.9)
Contributions	2.2
Early retirement deficiency cost	(0.4)
Actuarial loss	(14.4)

Deficit in scheme at 31 December 2002	(25.0)

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

23.	PENSION SCHEME FUNDING (continued)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

Year ended
31 December
2002

£’ millions
Actual return less expected return on pension scheme assets	(11.8)
Experience gains arising on the scheme liabilities	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(2.7)

Actuarial loss recognised in STRGL	(14.4)

Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

	2002	2001

	£’ millions	£’ millions
Profit and loss reserve in the financial statements as at year end	(651.5)	(5.0)
Deficit in relation to the ADPG ESPS, net of related deferred tax asset	(17.5)	(7.3)

Profit and loss reserve as adjusted	(669.0)	(12.3)

24.	ULTIMATE PARENT COMPANY

The immediate parent company is Drax Electric Limited (formerly AES Drax Electric Limited), a company incorporated in the Cayman Islands.

The parent undertaking of the smallest group, which includes the company and for which group accounts are prepared, is AES UK Power Holdings Limited, a company incorporated in England and Wales. Copies of the group accounts of AES UK Power Holdings Limited can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

As at 31 December 2002, the ultimate parent company and controlling entity, and largest group for which group accounts are prepared, was The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent group’s financial statements can be obtained from the Securities and Exchange Commission, 450, 5th Street NW, Washington DC 20549, USA.

On 30 September 2003, notices were issued to the Company and the other companies in the group by JP Morgan Chase Bank in its role of Security Trustee in respect of the Guaranteed Secured Bonds in respect of an event of default as a result of the non-payment of coupons as at 31 December 2002 and 30 June 2003. A further notice was also issued to AES Drax Acquisitions Holdings Limited, the immediate parent of AES Drax Acquisition Limited, stating that AES Drax Acquisition Limited would be prevented from exercising any voting rights or other powers in respect of the ordinary shares that it holds in AES Drax Acquisition Limited. The effect of this notice is that The AES Corporation, who remains the ultimate parent company, is unable to exercise any control over AES Drax Acquisition Limited or any of its subsidiaries and that control of the group lies with the senior creditors of the group.

25.	NATURE OF BUSINESS

The principal activity of the group is the ownership and operation of the Drax Power Station, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income, shareholders’ equity, the cash flow statement and comprehensive income is shown in the tables on pages 23 to 24.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Under US GAAP, deferred taxation is provided on all temporary differences between tax and book bases of assets and liabilities under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes. As a result certain items that are treated as permanent items under UK GAAP are treated as temporary differences under US GAAP. In addition, deferred tax is also provided on certain of the other adjustments between UK and US GAAP described herein. Such amounts are reported in the profit and loss account except where the adjustment is recorded directly to shareholders’ equity; for example, in relation to the additional minimum pension liability.

Pensions

Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Under US GAAP, SFAS 87, Employers’ Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees. An additional minimum pension liability equal to the excess of the accumulated benefit obligation over the plan assets must be recognised at the balance sheet date with a corresponding entry recorded as an intangible asset, to the extent of unamortised prior service cost, and the balance, if any, in other comprehensive income.

Push down of acquisition debt

Under US GAAP the £1,300 million senior secured bank facility used to finance the acquisition of Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded. The other side of the entry would be to shareholders’ equity. Interest attributable to the acquisition debt, net of any corresponding tax benefit, is recorded in the statement of operations. Interest on the bank facility accrues at LIBOR + 1.8%. Principal payments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25 million, £370 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

Under UK GAAP, such entries are not recorded.

Goodwill and tangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised under the heading, Intangible assets, and amortised over its expected useful economic life, subject to a maximum of twenty years. Such goodwill is subject to a review for impairment in accordance with FRS 11, Impairment of Fixed Assets and Goodwill, which allows testing for impairment at the income generating unit level. In the year ended 31 December 2002 the Company has recorded an impairment loss, based on a discounted cash flow calculation, of £579 million.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Furthermore, additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, an impairment loss shall be recognized only if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment was recognised under US GAAP.

Derivative Instruments and Hedging Activities

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. For fair value hedge transactions in which a company is hedging changes in fair value of an asset, liability or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which a company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument are initially reported in other comprehensive income and them reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

In order to qualify for hedge accounting under SFAS 133, a company must formally document, designate and assess, periodically, the effectiveness of transactions that qualify for hedge accounting.

Transactions, contracts, assets and liabilities denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction, and assets and liabilities are recorded at the period end date.

Severance accrual and unfavourable IT contract

Under UK GAAP only those liabilities that existed in the acquired business may be reflected in the purchase price allocation. Liabilities arising from the acquirer’s intentions may not be recognised. Therefore under UK GAAP it is not permissible to record a severance accrual for the costs associated with terminating employees of the acquired business or for the unfavourable IT contract. Instead such amounts must be provided for and expensed in the post-acquisition financial statements of the acquirer.

Under US GAAP, such amounts may be recorded as part of the acquisition of Drax Power Limited in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Recently issued but not yet adopted accounting pronouncements

Asset retirement obligations. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which is effective 1 January 2003, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded beginning in 2003, the entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The company will adopt SFAS No. 143 effective 1 January 2003.

The company has completed a detailed assessment of the specific applicability and implications of SFAS No. 143. The scope of SFAS No. 143 includes primarily active ash landfills, water treatment basins and the removal or dismantlement of certain plant and equipment. As of 31 December 2002, the company had a recorded liability of approximately £0.1 million related to asset retirement obligations. Upon adoption of SFAS No. 143, the company is not required to record any additional liability.

Exit or disposal activities. In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to issuance of SFAS No. 146, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after 31 December 2002. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Stock-based compensation. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Guarantor accounting. We will apply the initial recognition and measurement provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others,” on a prospective basis for all guarantees issued after 31 December 2002. Under FIN 45, at the inception of guarantees issued after 31 December 2002, we will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. We will account for any fundings under the guarantee as a reduction of the liability. After funding has ceased, we will recognize the remaining liability in the income statement on a straight-line basis over the remaining term of the guarantee. In general, we enter into various agreements providing financial performance assurance to third parties on behalf of certain subsidiaries.

Such agreements include guarantees, letters of credit and surety bonds. FIN 45 does not encompass guarantees issued either between parents and their subsidiaries or between corporations under common control, a parent’s guarantee of its subsidiary’s debt to a third party (whether the parent is a corporation or an individual), a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, nor guarantees of a company’s own future performance. Adoption of FIN 45 will have no impact to our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The company does not expect adoption of the liability recognition provisions of FIN 45 to have a material impact on our financial position or results of operations.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Variable interest entities. FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities created after 31 January 2003. FIN 46 provisions must be applied to variable interests in variable interest entities created before 1 February 2003 as at 31 December 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur and/or receives a majority of the entity’s expected residual returns if they occur. If significant variable interests are held in a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after 31 January 2003. We do not believe that the adoption of FIN 46 will result in our consolidation of any previously unconsolidated entities or material additional disclosure.

DIG Issue C11. In connection with the January 2003 FASB Emerging Issues Task Force (EITF) meeting, the FASB was requested to reconsider an interpretation of SFAS No. 133. The interpretation, which is contained in the Derivatives Implementation Group’s C11 guidance, relates to the pricing of contracts that include broad market indices. In particular, that guidance discusses whether the pricing in a contract that contains broad market indices (e.g. CPI) could qualify as a normal purchase or sale. The company is currently re-evaluating which contracts, if any, that have previously been designated as normal purchases or sales would now not qualify for this exception. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

Financial instruments with characteristics of both liabilities and equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both liabilities and equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for 3 types of freestanding financial instruments, namely:

1	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

2	Instruments, other than outstanding shares, that do or may not require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

3	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

SFAS No. 150 does not apply to features in embedded financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This would apply to the £425 million forward purchase of preference shares that is disclosed in AES Drax Acquisition Limited’s financial statements, note 15. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under UK GAAP	(646,530)	98,270	122,601
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(39,676)	(39,676)	(39,676)
Severance pay expensed under UK GAAP	—	—	12,053
Unfavourable IT contract	—	—	1,995
Deferred taxation	20,869	17,813	12,303
Push down interest	(8,610)	(56,543)	(66,201)
Derivative instruments and hedging activities	6,942	(9,449)	—
Goodwill amortisation	33,876	33,876	33,876
Impairment of goodwill and tangible fixed assets	579,000	—	—

Net (loss) / income under US GAAP	(54,129)	44,291	76,951

	As restated	As restated
	31 December	31 December
	2002	2001

	£’000	£’000
Shareholders’ equity under UK GAAP	1,294,726	1,889,006
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	795,763
Additional depreciation on tangible fixed assets	(122,379)	(82,703)
Deferred taxation	(637,363)	(669,298)
Push down of acquisition debt	(842,555)	(870,610)
Derivative instruments and hedging activities	(67,520)	(47,478)
Additional minimum pension liability	(10,800)	—

Shareholders’ equity under US GAAP	1,023,018	1,014,680

In addition to the recognition and measurement differences set out in the reconciliation tables above there are a number of classification differences between UK and US GAAP. These are described below:

Deferred taxation

Under UK GAAP, deferred tax liabilities are presented net within “Provisions for liabilities and charges”. Under US GAAP deferred taxes are presented as current or long term based upon the term of the item to which they relate. Deferred tax assets and liabilities may only be offset to the extent that they are both classified as short or long term.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Cash flow statement

A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net cash inflow from operating activities	70,608	189,832	175,191
Returns on investments and servicing of finance	(50,624)	659	8,626
Taxation	(21,883)	(59,285)	(68,889)

Net cash flows (used in) / provided by operating activities per US GAAP	(1,899)	131,206	114,928

Capital expenditure	(5,224)	(6,090)	(6,493)
Increase in restricted cash deposits	(48,501)	(448)	(9,241)

Net cash used in investing activities per US GAAP	(53,725)	(6,538)	(15,734)

Equity dividends paid	—	(125,384)	(121,836)
Capital contribution	52,250	—	—

Net cash provided by / (used in) financing activities per US GAAP	52,250	(125,384)	(121,836)

Decrease in cash	(3,374)	(716)	(22,642)
Increase in restricted cash deposits	48,501	448	9,241
Cash brought forward	39,816	40,084	53,485

Cash carried forward	84,943	39,816	40,084

Comprehensive (loss) / income under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under US GAAP	(54,129)	44,291	76,951
Derivative loss	(18,889)	(26,620)	—
Minimum pension obligation	(7,560)	—	—

Comprehensive (loss) / income	(80,578)	17,671	76,951

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	RESTATEMENT

These financial statements supersede and replace the original financial statements of the company dated 14 May 2003 included on the Form 20-F of the company filed on 16 May 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

As a consequence of the restatements, equity shareholders’ funds has been increased by £52.25 million as at 31 December 2002 and by nil as at 31 December 2001. The restatements have no effect on the consolidated net loss, net assets or net cashflows in the years ended 31 December 2002, 2001 and 2000.

An amount of £53.4 million has been reclassified from interest payable to exceptional administrative expenses in the year ended 31 December 2002, being the provision against an intercompany debtor. The restatement has no effect on the consolidated net loss, net assets or net cashflows as at 31 December 2002, 2001 or 2000.

Under US GAAP the net impact of the restatements is to increase shareholders’ equity by £64.9 million and £14.2 million at 31 December 2002 and 2001 respectively and to increase the net loss by £2.1 million in year ended 31 December 2002 and to reduce the net loss by £128.2 million and £121.8 million in the years ended 31 December 2001 and 2000 respectively.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. This related to a draw down made in December 2002 under the terms of a letter of credit established by The AES Corporation. The AES Corporation has subsequently confirmed that it had waived any rights to repayment against the company in respect of the draw down in a letter dated 25 January 2002. Accordingly, the amount has been reclassified into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively as at 31 December 2002.

The effect of the restatement is as follows:

	As previously	Restate-
	reported	ments	As restated

	£’000	£’000	£’000
Balance sheet as of 31 December 2002
Fixed assets	1,083,118	—	1,083,118
Current assets	273,957	—	273,957
Creditors: amounts falling due within one year	(97,353)	52,250	(45,103)
Creditors: amounts falling due after more than one year	(368)	—	(368)
Provisions	(16,878)	—	(16,878)

Net assets	1,242,476	52,250	1,294,726

Equity shareholders’ funds	1,242,476	52,250	1,294,726

Profit and loss account for the year ended 31 December 2002
Turnover	524,831	—	524,831
Cost of sales	(219,462)	—	(219,462)
Administrative expenses	(316,297)	(53,446)	(369,743)
Interest receivable and similar income	23,548	—	23,548
Interest payable and similar charges	(54,800)	53,446	(1,354)
Tax on (loss) / profit on ordinary activities	(21,024)	—	(21,024)

Loss on ordinary activities after taxation	(63,127)	—	(63,127)

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	RESTATEMENT (continued)

The restatement of cash flows for the years ended 31 December 2002, 2001 and 2000 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £19.4 million, £10.3 million and £2.5 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

Restatement of US GAAP reconciliations

	2002	2001	2000

	£’000	£’000	£’000
Net loss under US GAAP
As previously reported	(52,046)	(83,928)	(44,885)
US GAAP adjustments
Dividends paid (i)	—	125,384	121,836
Deferred taxation (ii)	(2,083)	2,835	—

As restated	(54,129)	44,291	76,951

	2002	2001

	£’000	£’000
Shareholders’ equity under US GAAP
As previously reported	958,072	1,000,437
Increase in equity shareholders’ funds under UK GAAP as described above	52,250	—
US GAAP adjustments
Deferred taxation (ii)	23,496	14,243
Additional minimum pension liability (iii)	(10,800)	—

As restated	1,023,018	1,014,680

(iv)	Under UK GAAP, dividends are shown as a deduction on the face of the profit and loss account, whereas under US GAAP, dividends are deducted directly from shareholders’ equity. As previously reported, the US GAAP reconciliation had started with the net income/(loss) as reported under UK GAAP, after deducting dividends. This adjustment is necessary to start the reconciliation with net income/(loss) before dividends, in order to conform with standard US practice.

(v)	These adjustments are necessary to reflect the deferred tax effect of the US GAAP adjustments made in respect of derivative instruments and hedging activities and the additional minimum pension liability.

(vi)	The additional minimum pension liability had been previously reported in the US GAAP reconciliation disclosures, but had been omitted from the reconciliation of shareholders’ equity.

28.	POST BALANCE SHEET EVENTS

Standstill arrangements with certain senior creditors

Drax has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place (the “Restructuring”). The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	POST BALANCE SHEET EVENTS (continued)

Under the Standstill Arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

This matter is discussed more fully in note 1, Basis of Preparation and Accounting Policies.

The AES Corporation

Based on negotiations through the end of June 2003, the steering committee representing the syndicate of banks (the “Senior Lenders”) which financed the Eurobonds issued by Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the Ad Hoc Committee (together with the Steering Committee, the “Senior Creditors Committees”), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the “Restructuring Proposal”).

On 23 July 2003, Drax received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the “International Power Proposal”).

On 28 July 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than 5 August 2003.

On 30 July 2003, the directors of Drax Holdings Limited and Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings Limited and Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to Drax Holdings Limited.

On the evening of 5 August 2003, The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of Drax Holdings Limited and Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited). They resigned from AES Drax Acquisition Limited, Drax Electric Limited and Drax Limited on 8 August 2003. Accordingly, the boards of each of Drax Holdings Limited and Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of Drax Electric Limited and Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

As a consequence of the withdrawal of support by The AES Corporation, the company has written down amounts due from another group company of £68.5 million in the third quarter of 2003.

On 14 August 2003, Drax received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation.

On 19 August 2003, Drax received a letter from International Power plc, pursuant to which it revised the International Power Proposal.

On 21 August 2003, Drax received a letter from BHP Billiton in respect of the Restructuring.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	POST BALANCE SHEET EVENTS (continued)

On 30 August 2003, Drax announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of Drax, Drax entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on 30 August 2003 to participate in the Restructuring.

On 3 October 2003, AES Drax Power Limited’s name was changed to Drax Power Limited, AES Drax Limited’s name was changed to Drax Limited, AES Drax Electric Limited’s name was changed to Drax Electric Limited and AES Drax Holdings Limited’s name was changed to Drax Holdings Limited.

Company Registration No. 102237

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

Financial Statements
31 December 2002
(As restated, see note 27)

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

FINANCIAL STATEMENTS 2002

INDEPENDENT AUDITORS’ REPORT TO THE DIRECTORS OF DRAX ELECTRIC LIMITED
(formerly AES Drax Electric Limited)

We have audited the accompanying balance sheets of Drax Electric Limited (formerly AES Drax Electric Limited) as of 31 December 2002 and 2001, and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the three years in the period ended 31 December 2002. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at 31 December 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders’ equity and financial position at 31 December 2002 and 2001, to the extent summarised in note 26.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the financial statements, the uncertainty as to the outcome of discussions with the company’s lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 27, the financial statements have been restated.

Deloitte & Touche LLP
Chartered Accountants

Leeds
6 November 2003

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2002 (As restated, see note 27)

		As restated
		31 December	31 December	31 December
	Note	2002	2001	2000

		£’000	£’000	£’000
TURNOVER — continuing operations	2	524,831	586,103	622,776
Cost of sales		(219,462)	(267,204)	(278,218)

GROSS PROFIT		305,369	318,899	344,558
Administrative expenses — normal		(183,900)	(170,536)	(165,035)
— exceptional	4	(769,247)	—	—

		(953,147)	(170,536)	(165,035)

OPERATING (LOSS) / PROFIT — continuing operations	3	(647,778)	148,363	179,523
Interest receivable and other income	5	23,626	14,836	11,405
Interest payable and similar charges	6	(1,354)	(3,919)	—

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(625,506)	159,280	190,928
Tax on (loss) / profit on ordinary activities	7	(21,024)	(61,010)	(68,327)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		(646,530)	98,270	122,601
Dividends	8	—	(125,384)	(121,836)

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL YEAR TRANSFERRED (FROM) / TO RESERVES	18,19	(646,530)	(27,114)	765

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the years ended 31 December 2002, 2001 and 2000 other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED BALANCE SHEET
As at 31 December 2002 (As restated, see note 27)

		As restated	As restated
	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Intangible assets	9	—	594,610
Tangible assets	10	1,083,118	1,140,245

		1,083,118	1,734,855

CURRENT ASSETS
Stocks	11	31,327	62,563
Debtors	12	157,687	168,047
Cash at bank and in hand	13	84,943	39,816

		273,957	270,426
CREDITORS: amounts falling due within one year	14	(45,103)	(98,243)

NET CURRENT ASSETS		228,854	172,183

TOTAL ASSETS LESS CURRENT LIABILITIES		1,311,972	1,907,038
CREDITORS: amounts falling due after more than one year	15	(1,200,369)	(1,389,645)
PROVISIONS FOR LIABILITIES AND CHARGES	16	(16,878)	(17,388)

		94,725	500,005

CAPITAL AND RESERVES
Called up share capital	17	505,000	505,000
Capital reserve	18	52,250	—
Profit and loss account	18	(462,525)	(4,995)

TOTAL EQUITY SHAREHOLDERS’ FUNDS	19	94,725	500,005

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002 (As restated, see note 27)

		As restated	As restated	As restated
	Notes	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities	20	70,608	189,832	175,191
Returns on investments and servicing of finance
Interest received		4,176	4,578	8,626
Interest paid		(54,800)	(3,919)	—

Net cash (outflow) / inflow from returns on investments and servicing of finance		(50,624)	659	8,626

Taxation		(21,883)	(59,285)	(68,889)
Capital expenditure
Payments to acquire tangible fixed assets		(5,224)	(6,119)	(11,993)
Receipts from sale of tangible fixed assets		—	29	5,500

		(5,224)	(6,090)	(6,493)

Equity dividends paid		—	(125,384)	(121,836)

Cash outflow before use of liquid resources		(7,123)	(268)	(13,401)
Management of liquid resources
Increase in restricted cash deposits		(48,501)	(448)	(9,241)
Financing
Funding of capital reserve	27	52,250	—	—

Decrease in cash in the year	21	(3,374)	(716)	(22,642)

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation of financial statements

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators of TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the steering committee representing the senior banks (the “Steering Committee”) and the the Ad Hoc Committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The group consolidates the accounts of the company and all its subsidiary undertakings up to 31 December 2002.

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

Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

Freehold buildings, plant and machinery	30-40 years
Plant spares	30-40 years
Fixtures and fittings	3-5 years

Stocks

Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets

Operating lease rentals are charged to income in equal annual amounts over the lease term.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

The group has adopted the transitional disclosure requirements of FRS 17.

Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

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

Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant’s revenue relies on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

3.	OPERATING (LOSS) / PROFIT

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Operating (loss) / profit is stated after charging / (crediting):
Depreciation of owned assets	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)

4.	EXCEPTIONAL ITEMS

	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bad debt expense	136,801	—	—
Provision against intercompany debtor	53,446
Impairment loss (note 9 & 10)	579,000	—	—

	769,247	—	—

On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Group. As a consequence of this, on 18 November 2002, Drax Power Limited terminated the Hedging Contract with TXU Europe, a subsidiary of TXU Group, to minimise financial exposure. On 19 November 2002, TXU Group filed a petition on behalf of itself, TXU UK Limited and TXU Europe, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the company has made 100% provision against all amounts owed by TXU Europe in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

Also included within administrative expenses is an exceptional item of £579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

The tax effect of the bad debt expense is £41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.	INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bank interest receivable	23,626	14,836	11,405

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

6.	INTEREST PAYABLE AND SIMILAR CHARGES

	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bank interest and other loans	1,354	3,919	—

7.	TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

a)	Analysis of charge in the year

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
United Kingdom corporation tax at 30% — current year	—	4,643	13,970
— prior year	—	35	458
Group relief	21,534	50,125	45,892

	21,534	54,803	60,320
Deferred tax — Timing differences, origination and reversal	(662)	6,207	7,953
— Adjustment in respect of prior years	152	—	54

	(510)	6,207	8,007

	21,024	61,010	68,327

b)	Factors affecting tax charge for the current year

The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000: 30%). The differences are explained below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
(Loss) / profit on ordinary activities before tax	(625,506)	159,280	190,928

Tax on profit on ordinary activities at 30% (2001: 30%) (2000: 30%)	(187,652)	47,784	57,278
Effects of:
Expenses not deductible for tax purposes	208,524	13,191	10,537
Capital allowances in excess of depreciation	662	(6,207)	(7,953)
Adjustment in respect of prior years	—	35	458

Current tax charge for the year	21,534	54,803	60,320

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

8.	DIVIDENDS

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Dividend paid on ordinary shares of nil pence (2001: 24.8 pence restated) (2000: 24.1 pence restated) per share	—	125,384	121,836

9.	INTANGIBLE FIXED ASSETS

The intangible fixed assets comprise of goodwill which arose on the acquisition of Drax Power Limited.

Goodwill

£’000
Cost
At 1 January 2002	665,185
Reclassification	(11,206)

At 31 December 2002	653,979

Amortisation
At 1 January 2002	70,575
Charge for the year	33,876
Impairment (note 4)	549,528

At 31 December 2002	653,979

Net book value
At 31 December 2002	—

At 31 December 2001	594,610

The reclassification above was in respect of an amount relating to the VAT on certain transactions which occurred at the time of the acquisition of Drax Power Station by the AES Corporation in November 1999. These transactions related to the acquisition of the opening coal stock and the purchase of intellectual property. The transactions were recorded gross rather than net of VAT in the calculation of the goodwill arising upon acquisition. The company has subsequently adjusted both goodwill and the VAT creditor.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

10.	TANGIBLE FIXED ASSETS

		Plant,
	Freehold	machinery,
	land and	fixtures &
	buildings	fittings	Plant spares	Total

	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	132,181	1,081,136	21,011	1,234,328
Additions	—	2,794	2,430	5,224
Disposals	—	(2,414)	—	(2,414)
Issues	—	—	(24)	(24)

At 31 December 2002	132,181	1,081,516	23,417	1,237,114

Accumulated depreciation
At 1 January 2002	9,735	83,342	1,006	94,083
Charge for the year	3,209	29,143	502	32,854
Disposals	—	(2,413)	—	(2,413)
Impairment (note 4)	—	29,472	—	29,472

At 31 December 2002	12,944	139,544	1,508	153,996

Net book value
At 31 December 2002	119,237	941,972	21,909	1,083,118

At 31 December 2001	122,446	997,794	20,005	1,140,245

Freehold land amounting to £1,060,000 (2001: £1,060,000) has not been depreciated.

11.	STOCKS

	2002	2001

	£’000	£’000
Raw materials and consumables	31,327	62,563

12.	DEBTORS

	2002	2001

	£’000	£’000
Trade debtors	52,462	104,849
Amounts due from fellow subsidiary undertakings	94,516	41,061
Prepayments and other debtors	10,709	22,137

	157,687	168,047

Included within other debtors is VAT receivable of £Nil (2001: £1.8 million), an insurance debtor of £0.2 million (2001: £0.5 million) and a swap advance debtor of £1.4 million (2001: swap advance creditor £23.5 million).

Included within prepayments and other debtors is an amount outstanding from the employee share ownership plan (“ESOP”) totalling £2,858,000, loaned for the purchase of 129,029 shares in the common stock of The AES Corporation.

13.	CASH AT BANK AND IN HAND

Included within the total cash balance are restricted cash deposits amounting to £44,790,000 (2001: £9,689,000). These comprise part of a required balance which needs to be in place on each repayment date.

Also included is restricted cash of £13,400,000 (2001: £Nil) over which National Westminster Bank plc has a charge.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

14.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	As restated
	2002	2001

	£’000	£’000
Trade creditors	15,222	2,679
Amounts owed to fellow subsidiary undertakings	7,575	6,695
Amounts owed to ultimate parent	7,265	5,012
Corporation tax	1,204	1,556
Other creditors and accruals	13,837	82,301

	45,103	98,243

Included within other creditors is VAT payable of £9.8 million (2001: £28.2 million).

15.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

		As restated
	2002	2001

	£’000	£’000
Retentions	368	644
Amounts owed to fellow subsidiary undertakings	1,200,001	1,389,001

	1,200,369	1,389,645

Amounts owed to fellow subsidiary undertakings have no fixed repayment dates, however the directors of the immediate parent company have indicated that payments will not be requested within one year. No interest is payable on these amounts.

There has been a reclassification of share capital of £1,200 million for the prior year, which is now classified as an intercompany loan as this reflects the true nature of the transaction that occurred.

All retentions are payable within 1 to 2 years.

16.	PROVISIONS FOR LIABILITIES AND CHARGES

	At 1 January	Current year	At 31 December
	2002	credit	2002

	£’000	£’000	£’000
Deferred taxation	17,278	(510)	16,768
Reinstatement provision	110	—	110

	17,388	(510)	16,878

The amounts of deferred taxation provided in the financial statements is:

	2002	2001

	£’000	£’000
Group
Capital allowances in excess of depreciation	16,768	17,278

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.	CALLED UP SHARE CAPITAL

		As restated
	2002	2001

	£’000	£’000
Authorised
2,000,000,000 ordinary shares of £1 each	2,000,000	2,000,000

Called up, allotted and fully paid
505,000,000 ordinary shares of £1 each	505,000	505,000

There has been a reclassification of share capital of £1,200 million for the prior year, which is now classified as an intercompany loan as this reflects the true nature of the transaction that occurred.

18.	RESERVES

	As restated	Profit and loss
	Capital reserve	account	Total

	£’000	£’000	£’000
At 1 January 2002	—	(4,995)	(4,995)
Retained loss for the financial year	—	(646,530)	(646,530)
Other reserve movement (note 19)	—	189,000	189,000
Capital contribution in the year	52,250	—	52,250

At 31 December 2002	52,250	(462,525)	(410,275)

The other reserve movement relates to a group reorganisation during the year ended 31 December 2002. As a consequence, an amount previously recorded as due to a fellow subsidiary of £189,000,000 was credited to reserves.

19.	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	As restated	As restated
	2002	2001

	£’000	£’000
Loss for the financial year	(646,530)	(27,114)
Capital contribution in the year	52,250	—
Other reserve movement (note 18)	189,000	—

Net reduction in shareholders’ funds	(405,280)	(27,114)
Opening shareholders’ funds	500,005	527,119

Closing shareholders’ funds	94,725	500,005

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

20.	RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Operating (loss) / profit	(647,778)	148,363	179,523
Depreciation	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Loss on disposal of fixed assets	—	19	—
Plant spares issues	24	155	—
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)
Decrease / (increase) in stocks	31,236	(2,617)	(7,413)
Decrease / (increase) in debtors	63,861	40,332	(107,657)
(Decrease) / increase in creditors	(41,860)	(55,275)	67,661
Impairment of fixed assets	579,000	—	—
Harich Swap interest	19,395	10,265	2,452

	70,608	189,832	175,191

The restatement of the cashflows for the years ended 31 December 2002, 2001 and 2000 relates to a reclassification of the amounts generated under a financing hedging swap (note 27).

The decrease in debtors during the year ended 31 December 2002 is after reflecting the exceptional bad debt expense of £136,801,000 recorded in the year.

21.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2002	2001	2000

	£’000	£’000	£’000
Decrease in cash in the year	(3,374)	(716)	(22,642)
Increase in restricted cash deposits	48,501	448	9,241

Movement in net funds in the year	45,127	(268)	(13,401)
Net funds brought forward	39,816	40,084	53,485

Net funds carried forward	84,943	39,816	40,084

22.	PENSION SCHEME FUNDING

Pension schemes operated

Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the ‘AES Drax Power Group of the Electricity Supply Pension Scheme’ (ADPG ESPS).

Regular pension costs — SSAP 24

Pensions costs for the ADPG ESPS in the year were £1,648,000 (2001: £2,248,000), comprising a regular cost of £1,475,000 (2001: £1,484,000) plus variations totalling £173,000 (2001: £764,000). A variation of £(114,000) has arisen due to £800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of £(113,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of £400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of £400,000, which has been partially offset by additional employer contributions of £173,000.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

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

At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was £44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

FRS 17

In November 2000 the Accounting Standards Board issued FRS 17 ‘Retirement Benefits’ replacing SSAP 24 ‘Accounting for Pensions Costs’. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

The principal actuarial assumptions used as at 31 December 2002 are shown below:

	2002	2001

Rate of increase in salaries	3.8%	4.0%
Rate of increase of pensions in payment and deferment	2.5%	2.6%
Discount rate	5.4%	5.8%
Inflation assumption	2.3%	2.5%

The following contributions were made to the ADPG ESPS during 2002:

Year ended
31 December
2002

£’millions
Company contributions	1.6
Member contributions	0.6

Analysis of amount charged to operating profit:

Year ended
31 December
2002

£’ millions
Current service cost	1.9
Past service cost	—
Early retirement deficiency cost	0.4

Total operating cost	2.3

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.	PENSION SCHEME FUNDING (continued)

Analysis of amount credited to other finance income:

Year ended
31 December
2002

£’ millions
Expected return on pension plan assets	3.3
Less: Interest on pension plan liabilities	(3.2)

Net return	0.1

The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

	2002	2001

	£’ millions	£’ millions
Equities	29.5	36.1
Bonds	5.9	6.6
Other	0.4	0.7

Market value of assets	35.8	43.4
Actuarial value of liabilities	(60.8)	(53.9)

Deficit in the scheme	(25.0)	(10.5)
Related deferred tax asset (assumed 30% rate)	7.5	3.2

Net pension liability	(17.5)	(7.3)

Analysis of movement in deficit during the year:

Year ended
31 December
2002

£’ millions
Deficit in scheme at 1 January 2002	(10.5)
Current service cost	(1.9)
Contributions	2.2
Early retirement deficiency cost	(0.4)
Actuarial loss	(14.4)

Deficit in scheme at 31 December 2002	(25.0)

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.	PENSION SCHEME FUNDING (continued)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

Year ended
31 December
2002

£’ millions
Actual return less expected return on pension scheme assets	(11.8)
Experience gains arising on the scheme liabilities	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(2.7)

Actuarial loss recognised in STRGL	(14.4)

Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

	2002	2001

	£’ millions	£’ millions
Profit and loss reserve in the financial statements as at year end	(462.5)	(5.0)
Deficit in relation to the ADPG ESPS, net of related deferred tax asset	(17.5)	(7.3)

Profit and loss reserve as adjusted	(480.0)	(12.3)

23.	COMMITMENTS AND CONTINGENCIES

Guaranteed Secured Bonds amounting to £1,725 million are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, Drax Limited, Drax Electric Limited, AES Drax Financing Limited and AES Drax Acquisition Limited and each such entity has granted security over all their assets as security for, inter alia, the Guaranteed Secured Bonds and certain related swaps, finance documents and guarantees (note 6). Repayment of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

24.	ULTIMATE PARENT COMPANY

The immediate parent company is Drax Holdings Limited (formerly AES Drax Holdings Limited), a company incorporated in the Cayman Islands.

The parent undertaking of the smallest group, which includes the company and for which group accounts are prepared, is AES UK Power Holdings Limited, a company incorporated in England and Wales. Copies of the group accounts of AES UK Power Holdings Limited can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

As at 31 December 2002, the ultimate parent company and controlling entity, and largest group for which group accounts are prepared, was The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent group’s financial statements can be obtained from the Securities and Exchange Commission, 450, 5th Street NW, Washington DC 20549, USA.

On 30 September 2003, notices were issued to the Company and the other companies in the group by JP Morgan Chase Bank in its role of Security Trustee in respect of the Guaranteed Secured Bonds in respect of an event of default as a result of the non-payment of coupons as at 31 December 2002 and 30 June 2003. A further notice was also issued to AES Drax Acquisitions Holdings Limited, the immediate parent of AES Drax Acquisition Limited, stating that AES Drax Acquisition Limited would be prevented from exercising any voting rights or other powers in respect of the ordinary shares that it holds in AES Drax Acquisition Limited. The effect of this notice is that The AES Corporation, who remains the ultimate parent company, is unable to exercise any control over AES Drax Acquisition Limited or any of its subsidiaries and that control of the group lies with the senior creditors of the group.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.	NATURE OF BUSINESS

The principal activity of the group is the ownership and operation of the Drax Power Station, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income, shareholders’ equity, the cash flow statement and comprehensive income is shown in the tables on pages 22 to 23.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Under US GAAP, deferred taxation is provided on all temporary differences between tax and book bases of assets and liabilities under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes. As a result certain items that are treated as permanent items under UK GAAP are treated as temporary differences under US GAAP. In addition, deferred tax is also provided on certain of the other adjustments between UK and US GAAP described herein. Such amounts are reported in the profit and loss account except where the adjustment is recorded directly to shareholders’ equity; for example, in relation to the additional minimum pension liability.

Pensions

Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Under US GAAP, SFAS 87, Employers’ Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees. An additional minimum pension liability equal to the excess of the accumulated benefit obligation over the plan assets must be recognised at the balance sheet date with a corresponding entry recorded as an intangible asset, to the extent of unamortised prior service cost, and the balance, if any, in other comprehensive income.

Push down interest

Under US GAAP the £1,300 million senior secured bank facility used to finance the acquisition of Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded. The other side of the entry would be to shareholders’ equity. Interest attributable to the acquisition debt, net of any corresponding tax benefit, is recorded in the statement of operations. Interest on the bank facility accrues at LIBOR + 1.8%.

Although the company was not incorporated until 11 July 2000, these financial statements have been prepared as if the company had been incorporated as at 30 November 1999 for comparative purposes and include the acquisition of AES Drax Power Limited on 30 November 1999 and its subsequent trading to date, together with the consolidated results of the directly and indirectly owned subsidiaries. The consideration for the shares in Drax Limited was financed through an intercompany loan. Since the outstanding balance of acquisition debt pushed down was lower than this inter-company loan, no adjustments to shareholders’ equity have been made. However, push down interest has been recorded in the reconciliation of net income because the intercompany loan was interest free.

Under UK GAAP, such entries are not recorded.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Goodwill and tangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised under the heading, Intangible assets, and amortised over its expected useful economic life, subject to a maximum of twenty years. Such goodwill is subject to a review for impairment in accordance with FRS 11, Impairment of Fixed Assets and Goodwill, which allows testing for impairment at the income generating unit level. In the year ended 31 December 2002, the company has recorded an impairment loss under UK GAAP, based on a discounted cash flow calculation, of £579 million.

Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Furthermore, additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, an impairment loss shall be recognized only if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment was recognised under US GAAP.

Derivative Instruments and Hedging Activities

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. For fair value hedge transactions in which a company is hedging changes in fair value of an asset, liability or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which a company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument are initially reported in other comprehensive income and then reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

In order to qualify for hedge accounting under SFAS 133, a company must formally document, designate and assess, periodically, the effectiveness of transactions that qualify for hedge accounting.

Transactions, contracts, assets and liabilities denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction, and assets and liabilities are recorded at the period end date.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Severance accrual and unfavourable IT contract

Under UK GAAP only those liabilities that existed in the acquired business may be reflected in the purchase price allocation. Liabilities arising from the acquirer’s intentions may not be recognised. Therefore under UK GAAP it is not permissible to record a severance accrual for the costs associated with terminating employees of the acquired business or for the unfavourable IT contract. Instead such amounts must be provided for and expensed in the post-acquisition financial statements of the acquirer.

Under US GAAP, such amounts may be recorded as part of the acquisition of Drax Power Limited in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Recently issued but not yet adopted accounting pronouncements

Asset retirement obligations. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which is effective 1 January 2003, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded beginning in 2003, the entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The company will adopt SFAS No. 143 effective 1 January 2003.

The company has completed a detailed assessment of the specific applicability and implications of SFAS No. 143. The scope of SFAS No. 143 includes primarily active ash landfills, water treatment basins and the removal or dismantlement of certain plant and equipment. As of 31 December 2002, the company had a recorded liability of approximately £0.1 million related to asset retirement obligations. Upon adoption of SFAS No. 143, the company is not required to record any additional liability.

Exit or disposal activities. In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to issuance of SFAS No. 146, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after 31 December 2002. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Stock-based compensation. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Guarantor accounting. We will apply the initial recognition and measurement provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others,” on a prospective basis for all guarantees issued after 31 December 2002. Under FIN 45, at the inception of guarantees issued after 31 December 2002, we will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. We will account for any fundings under the guarantee as a reduction of the liability. After funding has ceased, we will recognize the remaining liability in the income statement on a straight-line basis over the remaining term of the guarantee. In general, we enter into various agreements providing financial performance assurance to third parties on behalf of certain subsidiaries.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Such agreements include guarantees, letters of credit and surety bonds. FIN 45 does not encompass guarantees issued either between parents and their subsidiaries or between corporations under common control, a parent’s guarantee of its subsidiary’s debt to a third party (whether the parent is a corporation or an individual), a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, nor guarantees of a company’s own future performance. Adoption of FIN 45 will have no impact to our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The company does not expect adoption of the liability recognition provisions of FIN 45 to have a material impact on our financial position or results of operations.

Variable interest entities. FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities created after 31 January 2003. FIN 46 provisions must be applied to variable interests in variable interest entities created before 1 February 2003 as at 31 December 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur and/or receives a majority of the entity’s expected residual returns if they occur. If significant variable interests are held in a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after 31 January 2003. We do not believe that the adoption of FIN 46 will result in our consolidation of any previously unconsolidated entities or material additional disclosure.

DIG Issue C11. In connection with the January 2003 FASB Emerging Issues Task Force (EITF) meeting, the FASB was requested to reconsider an interpretation of SFAS No. 133. The interpretation, which is contained in the Derivatives Implementation Group’s C11 guidance, relates to the pricing of contracts that include broad market indices. In particular, that guidance discusses whether the pricing in a contract that contains broad market indices (e.g. CPI) could qualify as a normal purchase or sale. The company is currently re-evaluating which contracts, if any, that have previously been designated as normal purchases or sales would now not qualify for this exception. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

Financial instruments with characteristics of both liabilities and equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both liabilities and equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for 3 types of freestanding financial instruments, namely:

1	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

2	Instruments, other than outstanding shares, that do or may not require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

3	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

SFAS No. 150 does not apply to features in embedded financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This would apply to the £425 million forward purchase of preference shares that is disclosed in AES Drax Acquisition Limited’s financial statements, note 15. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under UK GAAP	(646,530)	98,270	122,601
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(39,676)	(39,676)	(39,676)
Severance pay expensed under UK GAAP	—	—	12,053
Unfavourable IT contract	—	—	1,995
Deferred taxation	20,869	17,813	12,303
Push down interest	(8,610)	(56,543)	(66,201)
Derivative instruments and hedging activities	6,942	(9,449)	—
Goodwill amortisation	33,876	33,876	33,876
Impairment of fixed assets	579,000	—	—

Net (loss) / income under US GAAP	(54,129)	44,291	76,951

	As restated	As restated
	31 December	31 December
	2002	2001

	£’000	£’000
Shareholders’ equity under UK GAAP	94,725	500,005
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	796,033
Additional depreciation on tangible fixed assets	(122,379)	(82,703)
Deferred taxation	(637,363)	(669,568)
Derivative instruments and hedging activities	(67,520)	(47,478)
Additional minimum pension liability	(10,800)	—

Shareholders’ equity under US GAAP	665,572	496,289

In addition to the recognition and measurement differences set out in the reconciliation tables above there are a number of classification differences between UK and US GAAP. These are described below:

Deferred taxation

Under UK GAAP, deferred tax liabilities are presented net within “Provisions for liabilities and charges”. Under US GAAP deferred taxes are presented as current or long term based upon the term of the item to which they relate. Deferred tax assets and liabilities may only be offset to the extent that they are both classified as short or long term.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

26.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Cash flow statement

A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net cash inflow from operating activities	70,608	189,832	175,191
Returns on investments and servicing of finance	(50,624)	659	8,626
Taxation	(21,883)	(59,285)	(68,889)

Net cash flows (used in) / provided by operating activities per US GAAP	(1,899)	131,206	114,928

Capital expenditure	(5,224)	(6,090)	(6,493)
Increase in restricted cash deposits	(48,501)	(448)	(9,241)

Net cash used in investing activities per US GAAP	(53,725)	(6,538)	(15,734)

Equity dividends paid	—	(125,384)	(121,836)
Capital contribution	52,250	—	—

Net cash provided by / (used in) financing activities per US GAAP	52,250	(125,384)	(121,836)

Decrease in cash	(3,374)	(716)	(22,642)
Increase in restricted cash deposits	48,501	448	9,241
Cash brought forward	39,816	40,084	53,485

Cash carried forward	84,943	39,816	40,084

Comprehensive income/ (loss) under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under US GAAP	(54,129)	44,291	76,951
Derivative instruments and hedging activities	(18,889)	(26,620)	—
Minimum pension obligation	(7,560)	—	—

Comprehensive (loss)/ income	(80,578)	17,671	76,951

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	RESTATEMENT

These financial statements supersede and replace the original financial statements of the company dated 14 May 2003 included on the Form 20-F of the company filed on 16 May 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

As a consequence of the restatements, equity shareholders’ funds has been increased by £52.25 million as at 31 December 2002 and by nil as at 31 December 2001. The restatements have no effect on the consolidated net loss, net assets or net cashflows in the years ended 31 December 2002, 2001 and 2000.

An amount of £53.4 million has been reclassified from interest payable to exceptional administrative expenses in the year ended 31 December 2002, being the provision against an intercompany debtor. The restatement has no effect on the consolidated net loss, net assets or net cashflows as at 31 December 2002, 2001 or 2000.

Under US GAAP the net impact of the restatements is to increase shareholders’ equity by £36.9 million and £14.2 million at 31 December 2002 and 2001 respectively and to increase the net loss by £2.1 million in the year ended 31 December 2002 and to reduce the net loss by £128.2 million and £121.8 million in the years ended 31 December 2001 and 2000 respectively.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. This related to a draw down made by the company in December 2002 under the terms of a letter of credit established by The AES Corporation. The AES Corporation has subsequently confirmed that it had waived any rights to repayment against the company in respect of the draw down in a letter dated 25 January 2002. Accordingly, the amount has been reclassified into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively. The effect of the restatement is as follows:

	As previously	Restate-
	reported	ment	As restated

	£’000	£’000	£’000
Balance sheet as of 31 December 2002
Fixed assets	1,083,118	—	1,083,118
Current assets	273,957	—	273,957
Creditors: amounts falling due within one year	(97,353)	52,250	(45,103)
Creditors: amounts falling due after more than one year	(1,200,369)	—	(1,200,369)
Provisions	(16,878)	—	(16,878)

Net assets	42,475	52,250	94,725

Equity shareholders’ funds	42,475	52,250	94,725

Profit and loss account for the year ended 31 December 2002
Turnover	524,831	—	524,831
Cost of sales	(219,462)	—	(219,462)
Administrative expenses	(316,297)	(53,446)	(369,743)
Interest receivable and similar income	23,548	—	23,548
Interest payable and similar charges	(54,800)	53,446	(1,354)
Tax on (loss) / profit on ordinary activities	(21,024)	—	(21,024)

Loss on ordinary activities after taxation	(63,127)	—	(63,127)

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	RESTATEMENT (continued)

The restatement of cash flows for the years ended 31 December 2002, 2001 and 2000 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £19.4 million, £10.3 million and £2.5 million respectively. In addition, an adjustment has been made for the year ended 31 December 2002 to reclassify the payment of a guarantee payment of £53.4 million by Drax Power Limited as interest payable. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The financial statements of the company as previously reported already included a restatement of the 31 December 2001 balance sheet. This restatement reclassified £1,200 million from share capital to intercompany loans payable, reflecting the true nature of the transaction that occurred.

Restatement of US GAAP reconciliations

	2002	2001	2000

	£’000	£’000	£’000
Net loss under US GAAP
As previously reported	(52,046)	(83,928)	(44,885)
US GAAP adjustments
Dividends paid (i)	—	125,384	121,836
Deferred taxation (ii)	(2,083)	2,835	—

As restated	(54,129)	44,291	76,951

	2002	2001

	£’000	£’000
Shareholders’ equity under US GAAP
As previously reported	628,681	482,046
Increase in equity shareholders’ funds under UK GAAP as described above	52,250	—
US GAAP adjustments
Deferred taxation (ii)	23,496	14,243
Additional minimum pension liability (iii)	(10,800)	—
Adjustment to push down of acquisition debt (iv)	(28,055)	—

As restated	665,572	496,289

(vii)	Under UK GAAP, dividends are shown as a deduction on the face of the profit and loss account, whereas under US GAAP, dividends are deducted directly from shareholders’ equity. As previously reported, the US GAAP reconciliation had started with the net income/(loss) as reported under UK GAAP, after deducting dividends. This adjustment is necessary to start the reconciliation with net income/(loss) before dividends, in order to conform with standard US practice.

(viii)	These adjustments are necessary to reflect the deferred tax effect of the US GAAP adjustments made in respect of derivative instruments and hedging activities and the additional minimum pension liability.

(ix)	The additional minimum pension liability had been previously reported in the US GAAP reconciliation disclosures, but had been omitted from the reconciliation of shareholders’ equity.

(x)	Following the group re-organisation in 2000, subsequent adjustments to shareholders’ equity have been nil as inter-company loans exceed the amount of push down debt. This adjustment reverses an entry in respect of principal repayments on the push down debt.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	POST BALANCE SHEET EVENTS

Standstill arrangements with certain senior creditors

Drax has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place (the “Restructuring”). The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

This matter is discussed more fully in note 1, Basis of Preparation and Accounting Policies.

The AES Corporation

Based on negotiations through the end of June 2003, the steering committee representing the syndicate of banks (the “Senior Lenders”) which financed the Eurobonds issued by Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the Ad Hoc Committee (together with the Steering Committee, the “Senior Creditors Committees”), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the “Restructuring Proposal”).

On 23 July 2003, Drax received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the “International Power Proposal”).

On 28 July 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than 5 August 2003.

On 30 July 2003, the directors of Drax Holdings Limited and Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings Limited and Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to Drax Holdings Limited.

On the evening of 5 August 2003 The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of Drax Holdings Limited and Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited). They resigned from AES Drax Acquisition Limited, Drax Electric Limited and Drax Limited on 8 August 2003. Accordingly, the boards of each of Drax Holdings Limited and Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of Drax Electric Limited and Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	POST BALANCE SHEET EVENTS (continued)

As a consequence of the withdrawal of support by The AES Corporation, the company has written down amounts due from another group company of £68.5 million in the third quarter of 2003.

On 14 August 2003, Drax received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation.

On 19 August 2003, Drax received a letter from International Power plc, pursuant to which it revised the International Power Proposal.

On 21 August 2003, Drax received a letter from BHP Billiton in respect of the Restructuring.

On 30 August 2003, Drax announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of Drax, Drax entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on 30 August 2003 to participate in the Restructuring.

On 3 October 2003, AES Drax Power Limited’s name was changed to Drax Power Limited, AES Drax Limited’s name was changed to Drax Limited, AES Drax Electric Limited’s name was changed to Drax Electric Limited and AES Drax Holdings Limited’s name was changed to Drax Holdings Limited.

Company Registration No.  3834878

AES DRAX ACQUISITION LIMITED

Financial Statements
31 December 2002
(As restated, see note 28)

AES DRAX ACQUISITION LIMITED

FINANCIAL STATEMENTS 2002

INDEPENDENT AUDITORS’ REPORT TO THE DIRECTORS OF AES DRAX ACQUISITION LIMITED

We have audited the accompanying balance sheets of AES Drax Acquisition Limited as of 31 December 2002 and 2001, and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flows for each of the three years in the period ended 31 December 2002. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at 31 December 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders’ equity and financial position at 31 December 2002 and 2001, to the extent summarised in note 27.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the company’s lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 28, the financial statements have been restated.

Deloitte & Touche LLP
Chartered Accountants

Leeds
6 November 2003

AES DRAX ACQUISITION LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2002 (As restated, see note 28)

		As restated	As restated	As restated
		Year ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2002	2001	2000

		£’000	£’000	£’000
TURNOVER — continuing operations	2	524,831	586,103	622,776
Cost of sales		(219,462)	(267,204)	(278,218)

GROSS PROFIT		305,369	318,899	344,558
Administrative expenses — normal		(184,079)	(171,019)	(166,146)
— exceptional	4	(715,801)	—	—

		(899,880)	(171,019)	(166,146)

OPERATING (LOSS) / PROFIT — continuing operations	3	(594,511)	147,880	178,412
Interest receivable and other income	5	23,548	14,937	11,862
Interest payable and similar charges	6	(105,658)	(124,660)	(140,919)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(676,621)	38,157	49,355
Tax on (loss) / profit on ordinary activities	7	166	(11,241)	(19,807)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		(676,455)	26,916	29,548
Dividends		—	—	(14,000)

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL YEAR TRANSFERRED (FROM) / TO RESERVES	19, 20	(676,455)	26,916	15,548

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the years ended 31 December 2002, 2001 and 2000 other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ACQUISITION LIMITED

CONSOLIDATED BALANCE SHEET
As at 31 December 2002 (As restated, see note 28)

		As restated	As restated
	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Intangible assets	8	—	594,610
Tangible assets	9	1,083,118	1,140,245

		1,083,118	1,734,855

CURRENT ASSETS
Stocks	10	31,327	62,563
Debtors	11	132,396	196,408
Cash at bank and in hand	12	85,020	40,796

		248,743	299,767
CREDITORS: amounts falling due within one year	13	(1,252,145)	(150,112)

NET CURRENT (LIABILITIES)/ASSETS		(1,003,402)	149,655

TOTAL ASSETS LESS CURRENT LIABILITIES		79,716	1,844,510
CREDITORS: amounts falling due after more than one year	14	(368)	(1,369,792)
PROVISIONS FOR LIABILITIES AND CHARGES	17	(14,950)	(15,116)

NET ASSETS		64,398	499,602

CAPITAL AND RESERVES
Called up share capital	18	445,050	445,050
Capital reserve	19	52,250	—
Profit and loss account	19	(432,902)	54,552

TOTAL EQUITY SHAREHOLDERS’ FUNDS	20	64,398	499,602

The financial information set out above does not constitute the company’s statutory accounts for the years ended 31 December 2002 or 31 December 2001. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered in due course. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

AES DRAX ACQUISITION LIMITED

CONSOLIDATED CASHFLOW STATEMENT
Year ended 31 December 2002 (As restated, see note 28)

		As restated	As restated	As restated
	Note	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities	21	138,120	174,131	172,616

Returns on investments and servicing of finance
Interest received		4,098	4,679	9,083
Interest paid		(116,617)	(146,399)	(126,380)

Net cash outflow from returns on investments and servicing of finance		(112,519)	(141,720)	(117,297)

Taxation		(348)	(9,160)	(19,104)

Capital expenditure
Payments to acquire tangible fixed assets		(5,224)	(6,119)	(11,993)
Receipts from sale of tangible fixed assets		—	29	5,500

		(5,224)	(6,090)	(6,493)

Equity dividends paid		—	—	(14,000)

Cash inflow before use of liquid resources and financing		20,029	17,161	15,722

Management of liquid resources
Increase in restricted cash deposits		(48,501)	(448)	(9,241)

Financing
New borrowings		—	—	400,000
Issue costs on new borrowings		—	—	(16,207)
Coupon payments in excess of finance costs		(28,055)	(31,675)	(397,715)
Capital contribution	28	52,250	—	—

		24,195	(31,675)	(13,922)

Decrease in cash in the year	22,23	(4,277)	(14,962)	(7,441)

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation of financial statements

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators of TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the steering committee representing the senior banks (the “Steering Committee”) and the Ad Hoc Committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The group consolidates the accounts of the company and all its subsidiary undertakings up to 31 December 2002.

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

Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

Freehold buildings, plant and machinery	30-40 years
Plant spares	30-40 years
Fixtures and fittings	3-5 years

Stocks

Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets

Operating lease rentals are charged to income in equal annual amounts over the lease term.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

The group has adopted the transitional disclosure requirements of FRS 17.

Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Deferred finance costs

Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are presented as deductions from the associated loan balances.

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

Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant’s revenue relies on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

3.	OPERATING (LOSS) / PROFIT

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Operating (loss) / profit is stated after charging/(crediting):
Depreciation of owned assets	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)

4.	EXCEPTIONAL ITEMS

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bad debt expense	136,801	—	—
Impairment loss (note 8 & 9)	579,000	—	—

	715,801	—	—

On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Group. As a consequence of this, on 18 November 2002, Drax Power Limited terminated the Hedging Contract with TXU Europe, a subsidiary of TXU Group, to minimise financial exposure. On 19 November 2002, TXU Group filed a petition on behalf of itself, TXU UK Limited and TXU Europe, seeking protection from its creditors, which was approved, putting the three companies into temporary administration.

As a result, the company has made 100% provision against all amounts owed by TXU Europe in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

Also included within administrative expenses is an exceptional item of £579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

4.	EXCEPTIONAL ITEMS (continued)

The tax effect of the bad debt expense is £41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.	INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bank interest receivable	23,548	14,937	11,862

6.	INTEREST PAYABLE AND SIMILAR CHARGES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Bank interest and other loans	102,160	121,071	128,201
Amortisation of other assets	404	—	—
Amortisation of deferred financing costs	3,094	3,589	3,331

	105,658	124,660	131,532
Write-off of deferred finance costs on early repayment of debt	—	—	9,387

	105,658	124,660	140,919

7.	TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

a)	Analysis of charge in the year

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
United Kingdom corporation tax at 30% — current year	—	4,643	13,970
— prior year	—	35	458

	—	4,678	14,428

Deferred tax — Timing differences, origination and reversal	(318)	6,563	5,325
— Adjustment in respect of prior years	152	—	54

	(166)	6,563	5,379

	(166)	11,241	19,807

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

7.	TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES (continued)

b)	Factors affecting tax charge for the current year

The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%) (2000: 30%). The differences are explained below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
(Loss) / profit on ordinary activities before tax	(707,391)	38,157	49,355

Tax on profit on ordinary activities at 30% (2001 & 2000: 30%)	(212,217)	11,447	14,806
Effects of:
Expenses not deductible for tax purposes	195,814	(241)	4,489
Capital allowances in excess of depreciation	662	(6,207)	(7,953)
Other timing differences	(344)	(356)	2,628
Tax losses not utilised	16,085	—	—
Adjustment in respect of prior years	—	35	458

Current tax charge for the year	—	4,678	14,428

8.	INTANGIBLE FIXED ASSETS

The intangible fixed assets comprise of goodwill which arose on the acquisition of Drax Power Limited.

Goodwill

£’000
Cost
At 1 January 2002	665,185
Reclassification	(11,206)

At 31 December 2002	653,979

Amortisation
At 1 January 2002	70,575
Charge for the year	33,876
Impairment (note 4)	549,528

At 31 December 2002	653,979

Net book value
At 31 December 2002	—

At 31 December 2001	594,610

The reclassification above was in respect of an amount relating to the VAT on certain transactions which occurred at the time of the acquisition of Drax Power Station by the AES Corporation in November 1999. These transactions related to the acquisition of the opening coal stock and the purchase of intellectual property. The transactions were recorded gross rather than net of VAT in the calculation of the goodwill arising upon acquisition. The company has subsequently adjusted both goodwill and the VAT creditor.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

9.	TANGIBLE FIXED ASSETS

		Plant,
	Freehold	machinery,
	land and	fixtures &
	buildings	fittings	Plant spares	Total

	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	132,181	1,081,136	21,011	1,234,328
Additions	—	2,794	2,430	5,224
Disposals	—	(2,414)	—	(2,414)
Issues	—	—	(24)	(24)

At 31 December 2002	132,181	1,081,516	23,417	1,237,114

Accumulated depreciation
At 1 January 2002	9,735	83,342	1,006	94,083
Charge for the year	3,209	29,143	502	32,854
Disposals	—	(2,413)	—	(2,413)
Impairment (note 4)	—	29,472	—	29,472

At 31 December 2002	12,944	139,544	1,508	153,996

Net book value
At 31 December 2002	119,237	941,972	21,909	1,083,118

At 31 December 2001	122,446	997,794	20,005	1,140,245

Freehold land amounting to £1,060,000 (2001: £1,060,000) has not been depreciated.

10.	STOCKS

	2002	2001

	£’000	£’000
Raw materials and consumables	31,327	62,563

11.	DEBTORS

	As restated	As restated
	2002	2001

	£’000	£’000
Trade debtors	52,462	104,849
Amounts owed by immediate parent	536	531
Amounts owed by other group companies	68,500	68,500
Prepayments and other debtors	10,898	22,528

	132,396	196,408

Included within other debtors is VAT receivable of £Nil (2001: £1.8 million), a swap advance debtor of £1.4 million (2001: swap advance creditor £23.5 million) and an insurance debtor of £0.2 million (2001: £0.5 million). Subsequent to 31 December 2002, the company has written-off amounts owed by other group companies of £68.5 million as a consequence of the withdrawal of support by The AES Corporation.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

11.	DEBTORS (continued)

Included within prepayments and other debtors is an amount outstanding from the employee share ownership plan (“ESOP”) totalling £2,858,000, loaned for the purchase of 129,029 shares in the common stock of The AES Corporation.

12.	CASH AT BANK AND IN HAND

Included within the total cash balance are restricted cash deposits amounting to £44,970,000 (2001: £9,689,000). These comprise part of a required balance which needs to be in place on each repayment date. Also included is restricted cash of £13,400,000 (2001: £Nil) over which National Westminster Bank plc has a charge.

13.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	As restated	As restated
	2002	2001

	£’000	£’000
Trade creditors	15,222	2,679
Corporation tax	1,204	1,556
Amounts owed to fellow subsidiary	1,702	822
Amounts owed to ultimate parent	7,367	5,125
Other creditors and accruals	13,833	82,300
Other loans (note 15)	1,212,817	57,630

	1,252,145	150,112

Included within other creditors is VAT payable of £9.8 million (2001: £28.2 million).

14.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	As restated	As restated
	2002	2001

	£’000	£’000
Other loans (note 15)	—	1,180,148
Retentions	368	643
Amounts owed to fellow subsidiary undertakings	—	189,001

	368	1,369,792

All retentions are payable within 1 to 2 years.

15.	BORROWINGS

The borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November, 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on 2 August 2000, the net proceeds from which were used to prepay £383.6 million of interest. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, AES Drax Acquisition Limited, Drax Holdings Limited, AES Drax Financing Limited and Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power Limited, AES Drax Acquisition Limited, Drax Holdings Limited, AES Drax Financing Limited, Drax Limited and Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

15.	BORROWINGS (continued)

The Original Bonds bear a fixed rate of interest of 8.86% and interest is payable semi-annually over 15 years. The New Bonds comprise of $302,400,000 of 10.41% senior secured bonds and £200,000,000 of 9.07% senior secured bonds, maturing on 31 December 2020 and 31 December 2025 respectively. Interest on the New Bonds is payable semi-annually commencing 31 December 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

	As restated	As restated
	2002	2001

	£’000	£’000
Analysis of loan repayments are:
Within one year (note 29)
Original Bonds	827,204	57,630
New Bonds	385,610	—

	1,212,814	57,630

After five years
Original Bonds	—	795,291
New Bonds	—	384,857

	—	1,180,148

Borrowings are stated after deducting an amount paid for the forward purchase of preference shares in Drax Holdings Limited. The shares will be purchased by AES Drax Acquisition Limited when the senior secured debt is repaid in 2015. Borrowings are also stated after deducting coupon payments in excess of finance costs and deferred finance costs as follows:

				Borrowing
		Forward		before
	Nominal	purchase of		deferred	Deferred
	value of	preference	Coupon	finance	finance	Net
	borrowings	shares	payments	costs	costs	borrowings

	£’000	£’000	£’000	£’000	£’000	£’000
As at 31 December 2002
Original Bonds	1,725,000	(425,000)	(457,445)	842,555	(15,351)	827,204
New Bonds	400,000	—	—	400,000	(14,390)	385,610

	2,125,000	(425,000)	(457,445)	1,242,555	(29,741)	1,212,814

As at 31 December 2001
Original Bonds	1,725,000	(425,000)	(429,390)	870,610	(17,689)	852,921
New Bonds	400,000	—	—	400,000	(15,143)	384,857

	2,125,000	(425,000)	(429,390)	1,270,610	(32,832)	1,237,778

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The group issues or holds financial instruments for two purposes.

•	Financial instruments relating to the operations, financing and risks of the operating company, Drax Power Limited.

•	Financial instruments relating to the financing and risks of the debt holding company, Drax Holdings Limited and the consolidated risks of the Group.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group’s financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group’s financial instruments are interest rate risk, currency risk and liquidity risk.

Interest Rate Risk

The Group is partly financed by borrowings at both fixed and floating rates of interest.

The Original Bonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged £565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Original Bonds.

For the New Bonds, we currently have £132 million of floating rate exposure.

Currency Risk

The Group is partly financed by borrowings in US Dollars. The Group also holds certain US Dollar denominated bank accounts.

The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 New Bonds issued by Drax Holdings Limited in August 2000. At 31 December 2002, currency swaps covered 100% (2001: 100%) of the nominal amount of the US Dollar borrowings and 100% of the interest cost of these borrowings (2001: 100%).

There are no material currency risks in the operating company, Drax Power Limited.

Liquidity Risk

The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

For the operating company, Drax Power Limited, short-term liquidity is provided by a committed bank facility of £15 million (2001: £15 million).

For the holding company, Drax Holdings Limited, short-term liquidity was provided by a £52 million letter of credit from Bank of America, which comprises part of the Required Balance on the Debt Service Account as stated in the Facility Agreement with the senior banks. The cash balance on these Debt Service Accounts at 31 December 2002 totalled £44.8 million (2001: £9.7 million).

The Generation Business

Hedging

The operating company, Drax Power Limited, earned a significant proportion of its revenues from a Hedging Contract with TXU, before the termination of the contract in November 2002. This allowed Drax Power Limited to hedge the risks associated with sales of electricity as a purely merchant facility, into the Pool, where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

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

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Interest rate risk profile of financial assets and financial liabilities

Financial assets The interest rate profile of the Group’s financial assets was:

			Floating rate
Currency	Total		financial assets

	31 December	31 December	31 December	31 December
	2002	2001	2002	2001

	£000’s	£000’s	£000’s	£000’s
Sterling	84,947	40,690	84,947	40,690
Dollar	73	106	73	106

Total	85,020	40,796	85,020	40,796

The Group’s financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

Financial liabilities

After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group’s financial liabilities (excluding deferred finance costs) was:

			Floating rate		Fixed rate
Currency	Total		financial liabilities		financial liabilities

	31 December	31 December	31 December	31 December	31 December	31 December
	2002	2001	2002	2001	2002	2001

	£000’s	£000’s	£000’s	£000’s	£000’s	£000’s
Sterling	1,242,555	1,270,610	866,775	808,815	375,780	461,795

Total	1,242,555	1,270,610	866,775	808,815	375,780	461,795

Currency	Fixed rate financial liabilities

	Weighted average		Weighted average period		Weighted average period
	interest rate		for which rate is fixed		until maturity

	31 December	31 December	31 December	31 December	31 December	31 December
	2002	2001	2002	2001	2002	2001

	%	%	Years	Years	Years	Years
Sterling	8.951	8.945	16.1	16.6	16.1	16.6

The floating rate liabilities comprise Original Bonds of £734,775,000 (2001: £676,815,000) and New Bonds of £132,000,000 (2001: £132,000,000) that bear interest at rates based upon LIBOR for terms of up to six months.

The fixed rate liabilities comprise Original Bonds of £107,780,000 (2001: £193,795,000) and New Bonds of £268,000,000 (2001: £268,000,000) that bear interest rates set under the terms of the bonds.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities was as follows:

	Borrowings excluding deferred finance costs

	31 December	31 December
	2002	2001

	£000’s	£000’s
In one year or less, or on demand	79,640	58,825
In more than one year but not more than two years	53,395	48,870
In more than two years but not more than five years	156,565	153,850
In more than five years	952,955	1,009,065

Total	1,242,555	1,270,610

Drax has been operating under Standstill Arrangements since 12 December 2002. Borrowings have therefore been presented as falling due within one year.

Fair Value Disclosures

Set out below is a comparison of book values and fair values of the Group’s financial assets and liabilities.

	31 December 2002		31 December 2001

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	£000’s	£000’s	£000’s	£000’s
Financial assets
Bank deposits	85,020	85,020	40,796	40,796
Primary financial instruments issued to finance the Group’s operations
Net borrowings	1,212,634	940,971	1,237,778	1,021,087
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	(75,870)	—	(46,982)
Currency swaps	—	7,812	—	13,518

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

The fair value of CFD’s have been calculated by reference to management’s estimates of future electricity pool prices and potential impact of NETA.

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

	Gains	Losses	Total Net

	£000’s	£000’s	£000’s
Unrecognised gains and losses on hedges at 1 January 2002	13,518	(46,982)	(33,464)
Gains and losses arising in previous years that were recognised in the year	(13,518)	46,982	33,464

Gains and losses arising before 1 January 2002 that were not recognised in the year	—	—	—
Gains and losses arising in the year that were not recognised in the year	7,812	(75,870)	(68,058)

Unrecognised gains and losses at 31 December 2002	7,812	(75,870)	(68,058)

Gains and losses expected to be recognised in the next financial year	—	—	—
Gains and losses expected to be recognised after the next financial year	7,812	(75,870)	(68,058)

17.	PROVISIONS FOR LIABILITIES AND CHARGES

	At		At
	1 January	Current year	31 December
	2002	credit	2002

	£’000	£’000	£’000
Deferred taxation	15,006	(166)	14,840
Reinstatement provision	110	—	110

	15,116	(166)	14,950

The amount of deferred taxation provided in the financial statements is:

	2002	2001

	£’000	£’000
Capital allowances in excess of depreciation	16,768	17,278
Other timing differences	(1,927)	(2,272)

	14,841	15,006

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

18.	CALLED UP SHARE CAPITAL

	2002	2001

	£’000	£’000
Authorised
1,000,000,000 ordinary shares of £1 each	1,000,000	1,000,000

Called up, allotted and fully paid
445,050,001 ordinary shares of £1 each	445,050	445,050

19.	RESERVES

	As restated	Profit and
	Capital	loss	Total
	reserve	account

	£’000	£’000	£’000
At 1 January 2002	—	54,552	54,552
Retained loss for the financial year	—	(676,455)	(676,455)
Other reserve movement	—	189,001	189,001
Capital contribution in the year	52,250	—	52,250

At 31 December 2002	52,250	(432,902)	(380,652)

The other reserve movement relates to a group reorganisation during the year ended 31 December 2002. As a consequence, an amount previously recorded as due to a fellow subsidiary of £189,001,000 was credited to reserves.

20.	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	As restated
	2002	2001

	£’000	£’000
(Loss) / profit for the financial year	(676,455)	26,916
Capital contribution in the year	52,250	—
Other reserve movement	189,001	—

Net (reduction) / increase in shareholders’ funds	(435,204)	26,916
Opening shareholders’ funds	499,602	472,686

Closing shareholders’ funds	64,398	499,602

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

     21. RECONCILIATION OF OPERATING (LOSS) / PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Operating (loss) / profit	(594,511)	147,880	178,412
Depreciation	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Loss on disposal of fixed assets	—	19	—
Plant spares issues	24	155	—
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)
Decrease / (increase) in stocks	31,236	(2,617)	(7,413)
Decrease / (increase) in debtors	78,116	20,622	(91,052)
(Decrease) / increase in creditors	(41,870)	(50,783)	49,592
Impairment of fixed assets	579,000	—	—
Harich swap interest	19,395	10,265	2,452

	138,120	174,131	172,616

22.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	As restated	As restated	As restated
	2002	2001	2000

	£’000	£’000	£’000
Decrease in cash in the year	(4,277)	(14,962)	(7,441)
Net financing cash flow	28,055	31,675	13,922
Amortisation of deferred finance costs	(3,094)	(3,589)	(3,331)
Write-off of deferred finance costs on early repayment of debt	—	—	(9,387)
Increase in restricted cash deposits	48,501	448	9,241

Movement in net debt in the year	69,185	13,572	3,004
Net debt brought forward	(1,196,982)	(1,210,554)	(1,213,558)

Net debt carried forward	(1,127,797)	(1,196,982)	(1,210,554)

23.	ANALYSIS OF CHANGES IN NET DEBT

	At 1 January		Non-cash	At 31 December
	2002	Cash flow	movements	2002

	£’000	£’000	£’000	£’000
Cash at bank and in hand	31,107	(4,277)	—	26,830
Restricted cash deposits	9,689	48,501	—	58,190

	40,796	44,224	—	85,020
Other loans	(1,237,778)	28,055	(3,094)	(1,212,817)

	(1,196,982)	72,279	(3,094)	(1,127,797)

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.	PENSION SCHEME FUNDING

Pension schemes operated

Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the ‘AES Drax Power Group of the Electricity Supply Pension Scheme’ (ADPG ESPS).

Regular pension costs — SSAP 24

Pensions costs for the ADPG ESPS in the year were £1,700,000 (2001: £1,469,000), comprising a regular cost of £1,500,000 (2001: £1,200,000) plus variations totalling £200,000 (2001: £(200,000)). A variation of £(100,000) has arisen due to £800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of £(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of £400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of £400,000, which has been partially offset by additional employer contributions of £200,000.

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

At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was £44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

FRS 17

In November 2000 the Accounting Standards Board issued FRS 17 ‘Retirement Benefits’ replacing SSAP 24 ‘Accounting for Pensions Costs’. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

The principal actuarial assumptions used as at 31 December 2002 are shown below:

	2002	2001

Rate of increase in salaries	3.8%	4.0%
Rate of increase of pensions in payment and deferment	2.5%	2.6%
Discount rate	5.4%	5.8%
Inflation assumption	2.3%	2.5%

The following contributions were made to the ADPG ESPS during 2002:

Year ended
31 December
2002

£’millions
Company contributions	1.6
Member contributions	0.6

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.	PENSION SCHEME FUNDING (continued)

Analysis of amount charged to operating profit:

Year ended
31 December
2002

£’ millions
Current service cost	1.9
Past service cost	—
Early retirement deficiency cost	0.4

Total operating cost	2.3

Analysis of amount credited to other finance income:

Year ended
31 December
2002

£’ millions
Expected return on pension plan assets	3.3
Less: Interest on pension plan liabilities	(3.2)

Net return	0.1

The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

	2002	2001

	£’ millions	£’ millions
Equities	29.5	36.1
Bonds	5.9	6.6
Other	0.4	0.7

Market value of assets	35.8	43.4
Actuarial value of liabilities	(60.8)	(53.9)

Deficit in the scheme	(25.0)	(10.5)
Related deferred tax asset (assumed 30% rate)	7.5	3.2

Net pension liability	(17.5)	(7.3)

Analysis of movement in deficit during the year:

Year ended
31 December
2002

£’ millions
Deficit in scheme at 1 January 2002	(10.5)
Current service cost	(1.9)
Contributions	2.2
Early retirement deficiency cost	(0.4)
Actuarial loss	(14.4)

Deficit in scheme at 31 December 2002	(25.0)

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.	PENSION SCHEME FUNDING (continued)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

Year ended
31 December
2002

£’ millions
Actual return less expected return on pension scheme assets	(11.8)
Experience gains arising on the scheme liabilities	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(2.7)

Actuarial loss recognised in STRGL	(14.4)

Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

	2002	2001

	£’ millions	£’ millions
Profit and loss reserve in the financial statements as at year end	(463.7)	54.6
Deficit in relation to the ADPG ESPS, net of related deferred tax asset	(17.5)	(7.3)

Profit and loss reserve as adjusted	(481.2)	47.3

25.	ULTIMATE PARENT COMPANY

The immediate parent company is AES Drax Acquisition Holdings Limited, a company registered in England and Wales.

The parent undertaking of the smallest group, which includes the company and for which group accounts are prepared, is AES UK Power Holdings Limited, a company incorporated in England and Wales. Copies of the group accounts of AES UK Power Holdings Limited can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

As at 31 December 2002, the ultimate parent company and controlling entity, and largest group for which group accounts are prepared, was The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent group’s financial statements can be obtained from the Securities and Exchange Commission, 450, 5th Street NW, Washington DC 20549, USA.

On 30 September 2003, notices were issued to the Company and the other companies in the group by JP Morgan Chase Bank in its role of Security Trustee in respect of the Guaranteed Secured Bonds in respect of an event of default as a result of the non-payment of coupons as at 31 December 2002 and 30 June 2003. A further notice was also issued to AES Drax Acquisitions Holdings Limited, the immediate parent of AES Drax Acquisition Limited, stating that AES Drax Acquisition Limited would be prevented from exercising any voting rights or other powers in respect of the ordinary shares that it holds in AES Drax Acquisition Limited. The effect of this notice is that The AES Corporation, who remains the ultimate parent company, is unable to exercise any control over AES Drax Acquisition Limited or any of its subsidiaries and that control of the group lies with the senior creditors of the group.

26.	NATURE OF BUSINESS

The principal activity of the group is the ownership and operation of the Drax Power Station, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income and shareholders’ equity is shown in the tables on pages 27 to 28.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Under US GAAP, deferred taxation is provided on all temporary differences between tax and book bases of assets and liabilities under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes. As a result certain items that are treated as permanent items under UK GAAP are treated as temporary differences under US GAAP. In addition, deferred tax is also provided on certain of the other adjustments between UK and US GAAP described herein. Such amounts are reported in the profit and loss account except where the adjustment is recorded directly to shareholders’ equity; for example, in relation to the additional minimum pension liability.

Pensions

Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Under US GAAP, SFAS 87, Employers’ Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees. An additional minimum pension liability equal to the excess of the accumulated benefit obligation over the plan assets must be recognised at the balance sheet date with a corresponding entry recorded as an intangible asset, to the extent of unamortised prior service cost, and the balance, if any, in other comprehensive income.

Goodwill and tangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised under the heading, Intangible assets, and amortised over its expected useful economic life, subject to a maximum of twenty years. Such goodwill is subject to review for impairment in accordance with FRS 11, Impairment of Fixed assets and Goodwill, which allows testing for impairment at the income generating unit level. In the year ended 31 December 2002 the Company has recorded an impairment loss, based on a discounted cash flow calculation, of £579 million.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Furthermore, additional net deferred tax liabilities recorded at the acquisition date under US GAAP result in an increase in the amount allocated to tangible fixed assets resulting in an additional depreciation expense. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, an impairment loss shall be recognized only if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment was recognised under US GAAP.

Derivative Instruments and Hedging Activities

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. For fair value hedge transactions in which a company is hedging changes in fair value of an asset, liability or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which a company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument are initially reported in other comprehensive income and then reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

In order to qualify for hedge accounting under SFAS 133, a company must formally document, designate and assess, periodically, the effectiveness of transactions that qualify for hedge accounting.

Transactions, contracts, assets and liabilities denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction, and assets and liabilities are recorded at the period end date.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Severance accrual and unfavourable IT contract

Under UK GAAP only those liabilities that existed in the acquired business may be reflected in the purchase price allocation. Liabilities arising from the acquirer’s intentions may not be recognised. Therefore under UK GAAP it is not permissible to record a severance accrual for the costs associated with terminating employees of the acquired business or for the unfavourable IT contract. Instead such amounts must be provided for and expensed in the post-acquisition financial statements of the acquirer. Under US GAAP, such amounts may be recorded as part of the acquisition of Drax Power Limited in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Recently issued but not yet adopted accounting pronouncements

Asset retirement obligations. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which is effective 1 January 2003, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded beginning in 2003, the entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The company will adopt SFAS No. 143 effective 1 January 2003.

The company has completed a detailed assessment of the specific applicability and implications of SFAS No. 143. The scope of SFAS No. 143 includes primarily active ash landfills, water treatment basins and the removal or dismantlement of certain plant and equipment. As of 31 December 2002, the company had a recorded liability of approximately £0.1 million related to asset retirement obligations. Upon adoption of SFAS No. 143, the company is not required to record any additional liability.

Exit or disposal activities. In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to issuance of SFAS No. 146, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after 31 December 2002. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Stock-based compensation. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect the adoption of this pronouncement to have a material impact on our financial statements.

Guarantor accounting. We will apply the initial recognition and measurement provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others,” on a prospective basis for all guarantees issued after 31 December 2002. Under FIN 45, at the inception of guarantees issued after 31 December 2002, we will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. We will account for any fundings under the guarantee as a reduction of the liability. After funding has ceased, we will recognize the remaining liability in the income statement on a straight-line basis over the remaining term of the guarantee. In general, we enter into various agreements providing financial performance assurance to third parties on behalf of certain subsidiaries.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Such agreements include guarantees, letters of credit and surety bonds. FIN 45 does not encompass guarantees issued either between parents and their subsidiaries or between corporations under common control, a parent’s guarantee of its subsidiary’s debt to a third party (whether the parent is a corporation or an individual), a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, nor guarantees of a company’s own future performance. Adoption of FIN 45 will have no impact to our historical financial statements as existing guarantees are not subject to the measurement provisions of FIN 45. The company does not expect adoption of the liability recognition provisions of FIN 45 to have a material impact on our financial position or results of operations.

Variable interest entities. FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities created after 31 January 2003. FIN 46 provisions must be applied to variable interests in variable interest entities created before 1 February 2003 as at 31 December 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur and/or receives a majority of the entity’s expected residual returns if they occur. If significant variable interests are held in a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after 31 January 2003. We do not believe that the adoption of FIN 46 will result in our consolidation of any previously unconsolidated entities or material additional disclosure.

DIG Issue C11. In connection with the January 2003 FASB Emerging Issues Task Force (EITF) meeting, the FASB was requested to reconsider an interpretation of SFAS No. 133. The interpretation, which is contained in the Derivatives Implementation Group’s C11 guidance, relates to the pricing of contracts that include broad market indices. In particular, that guidance discusses whether the pricing in a contract that contains broad market indices (e.g. CPI) could qualify as a normal purchase or sale. The company is currently re-evaluating which contracts, if any, that have previously been designated as normal purchases or sales would now not qualify for this exception. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

Financial instruments with characteristics of both liabilities and equity. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both liabilities and equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for 3 types of freestanding financial instruments, namely:

1	Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

2	Instruments, other than outstanding shares, that do or may not require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

3	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

SFAS No. 150 does not apply to features in embedded financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This would apply to the £425 million forward purchase of preference shares that is disclosed in AES Drax Acquisition Limited’s financial statements, note 15. The company is currently evaluating the effects that this guidance will have on its results of operations and financial position.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under UK GAAP	(676,455)	26,916	15,548
US GAAP adjustments:
Dividends	—	—	14,000
Additional depreciation on tangible fixed assets	(39,676)	(39,676)	(39,676)
Severance pay expensed under UK GAAP	—	—	12,053
Unfavourable IT contract	—	—	1,995
Deferred taxation	23,027	18,507	12,303
Derivative instruments and hedging activities	(251)	(11,762)	—
Goodwill amortisation	33,876	33,876	33,876
Impairment of fixed assets	579,000	—	—

Net (loss) / profit under US GAAP	(80,479)	27,861	50,099

	As restated	As restated
	31 December	31 December
	2002	2001

	£’000	£’000
Shareholders’ equity under UK GAAP	64,398	499,602
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	796,033
Additional depreciation on tangible fixed assets	(122,379)	(82,703)
Deferred taxation	(641,239)	(669,131)
Derivative instruments and hedging activities	(54,601)	(48,932)
Additional minimum pension liability	(10,800)	—

Shareholders’ equity under US GAAP	644,288	494,869

In addition to the recognition and measurement differences set out in the reconciliation tables above there are a number of classification differences between UK and US GAAP. These are described below:

Deferred financing costs

Under UK GAAP the direct costs of obtaining finance are offset against the related borrowing. Under US GAAP financing costs are reported as a separate asset.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

27.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

Deferred taxation

Under UK GAAP, deferred tax liabilities are presented net with “Provisions for liabilities and charges”. Under US GAAP deferred taxes are presented as current or long term based upon the term of the item to which they relate. Deferred tax assets and liabilities may only be offset to the extent that they are both classified as short or long term.

Cash flow statement

A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net cash inflow from operating activities	138,120	174,131	172,616
Returns on investments and servicing of finance	(112,519)	(141,720)	(117,297)
Taxation	(348)	(9,160)	(19,104)

Net cash flows provided by operating activities per US GAAP	25,253	23,251	36,215

Capital expenditure	(5,224)	(6,090)	(6,493)
Increase in restricted cash deposits	(48,501)	(448)	(9,241)

Net cash used in investing activities per US GAAP	(53,725)	(6,538)	(15,734)

Equity dividends paid	—	—	(14,000)
Coupon payments in excess of finance costs	(28,055)	(31,675)	(397,715)
Issue costs on new borrowings	—	—	(16,207)
New borrowings	—	—	400,000
Capital contribution	52,250	—	—

Net cash provided by / (used in) financing activities per US GAAP	24,195	(31,675)	(27,922)

Decrease in cash	(4,277)	(14,962)	(7,441)
Increase in restricted cash deposits	48,501	448	9,241
Cash brought forward	40,796	55,310	53,510

Cash carried forward	85,020	40,796	55,310

Comprehensive (loss) / income under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) / income under US GAAP	(62,879)	71,735	95,019
Derivative loss	(3,793)	(26,019)	—
Minimum pension obligation	(7,560)	—	—

Comprehensive (loss) / income	(74,232)	45,716	95,019

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	RESTATEMENT

These financial statements supersede and replace the original financial statements of the company dated 14 May 2003 included on the Form 20-F of the company filed on 16 May 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

As a consequence of the restatements, equity shareholders’ funds has been increased by £190.1 million as at 31 December 2002 and by £63.8 million as at 31 December 2001. The net (loss)/profit for the years ended 31 December 2002 has been reduced/increased by £74.1 million, £45.8 million and £18.0 million respectively. The restatements have no effect on the consolidated net cashflows in the years ended 31 December 2002, 2001 and 2000.

Under US GAAP the net impact of the restatements is to increase shareholders’ equity by £59.0 million and to decrease shareholders’ equity £13.5 million at 31 December 2002 and 2001 respectively and to increase/(reduce) the net loss by £(43.4) million, £49.3 million and £32.0 million in the years ended 31 December 2002, 2001 and 2000.

The first change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. This related to a draw down made in December 2002 under the terms of a letter of credit established by The AES Corporation. The AES Corporation has subsequently confirmed that it had waived any rights to repayment against the company in respect of the draw down in a letter dated 25 January 2002. Accordingly, the amount has been reclassified into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively as at 31 December 2002.

The other change in equity shareholders’ funds as at 31 December 2002 of £137.9 million relates to a change in accounting policy with respect to finance costs recorded in respect of debt in order to better reflect the financing structure of the group. This change in accounting policy results in a prior period adjustment, which changes equity shareholders’ funds as at 31 December 2001 by £63.8 million. The net (loss)/profit for the years ended 31 December 2002, 2001 and 2000 has been reduced/increased by £74.1 million, £45.8 million and £18.0 million respectively.

The balance sheet as at 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year (note 15).

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31 December 2002 and 2001. In the profit and loss account the amortisation of deferred financing costs has been reclassified from administrative expenses to interest payable and similar charges. The classification of cash flows has also been amended for the years ended 31 December 2002, 2001 and 2000 to reflect this change in presentation.

The effect of the restatements on the balance sheets as of 31 December 2002 and 2001 and of the profit and loss accounts for the years ended 31 December 2002, 2001 and 2000 is as follows:

	As previously	Restate-	As
	reported	ments	restated

	£’000	£’000	£’000
Balance sheet as of 31 December 2002
Fixed assets	1,083,118	—	1,083,118
Current assets	1,055,738	(806,995)	248,743
Creditors: amounts falling due within one year	(122,352)	(1,129,793)	(1,252,145)
Creditors: amounts falling due after more than one year	(2,125,368)	2,125,000	(368)
Provisions	(16,878)	1,928	(14,950)

Net (liabilities)/assets	(125,742)	190,140	64,398

Deficit on equity shareholders’ funds	(125,742)	190,140	64,398

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	RESTATEMENT (continued)

	As previously	Restate-	As
	reported	ments	restated

	£’000	£’000	£’000
Balance sheet as of 31 December 2001
Fixed assets	1,734,855	—	1,734,855
Current assets	1,125,458	(825,691)	299,767
Creditors: amounts falling due within one year	(92,483)	(57,629)	(150,112)
Creditors: amounts falling due after more than one year	(2,314,644)	944,852	(1,369,792)
Provisions	(17,388)	2,272	(15,116)

Net assets	435,798	63,804	499,602

Equity shareholders’ funds	435,798	63,804	499,602

Profit and loss account for the year ended 31 December 2002
Turnover	524,831	—	524,831
Cost of sales	(219,462)	—	(219,462)
Administrative expenses	(904,526)	4,646	(899,880)
Interest receivable and similar income	23,548	—	23,548
Interest payable and similar charges	(175,442)	69,784	(105,658)
Tax on (loss) / profit on ordinary activities	510	(344)	166

(Loss) / profit on ordinary activities after taxation	(750,541)	74,086	(676,455)

Profit and loss account for the year ended 31 December 2001
Turnover	586,103	—	586,103
Cost of sales	(267,204)	—	(267,204)
Administrative expenses	(175,795)	4,776	(171,019)
Interest receivable and similar income	14,937	—	14,937
Interest payable and similar charges	(166,011)	41,351	(124,660)
Tax on (loss) / profit on ordinary activities	(10,885)	(356)	(11,241)

(Loss) / profit on ordinary activities after taxation	(18,855)	45,771	26,916

Profit and loss account for the year ended 31 December 2000
Turnover	622,776	—	622,776
Cost of sales	(278,218)	—	(278,218)
Administrative expenses	(170,105)	3,959	(166,146)
Interest receivable and similar income	11,862	—	11,862
Interest payable and similar charges	(152,365)	11,446	(140,919)
Tax on (loss) / profit on ordinary activities	(22,435)	2,628	(19,807)

Profit on ordinary activities after taxation	11,515	18,033	29,548

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.	RESTATEMENT (continued)

The restatement of cash flows for the years ended 31 December 2002, 2001 and 2000 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £19.4 million, £10.3 million and £2.5 million respectively and to the reclassification of issue costs on new borrowings of £16.2 million for the year ended 31 December 2000. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities. In addition, coupon payments in excess of finance costs recorded of £28.1 million, £31.7 million and £24.2 million respectively were reclassified as financing flows with a corresponding reduction in interest paid. There was no effect on the consolidated net cashflows in either the current or prior years from these adjustments.

US GAAP reconciliations restatement

	2002	2001	2000

	£’000	£’000	£’000
Net income / (loss)
As previously reported	(106,270)	22,435	62,986
UK GAAP adjustments	74,086	45,771	18,033
US GAAP adjustments
Dividends paid (i)	—	—	14,000
Deferred taxation (ii)	75	3,529	—
Interest adjustment (iv)	(48,370)	(43,874)	(44,920)

As restated	(80,479)	27,861	50,099

	2002	2001

	£’000	£’000
Shareholders’ equity
As previously reported	585,690	508,377
UK GAAP adjustments (see above)	190,140	63,804
US GAAP adjustments
Deferred taxation (ii)	19,620	14,680
Additional minimum pension liability (iii)	(10,800)	—
Interest adjustment (iv)	(140,362)	(91,992)

As restated	644,288	494,869

(xi)	Under UK GAAP, dividends are shown as a deduction on the face of the profit and loss account, whereas under US GAAP, dividends are deducted directly from shareholders’ equity. As previously reported the US GAAP reconciliation had started with the net income/(loss) as reported under UK GAAP, after deducting dividends. This adjustment is necessary to start the reconciliation with net income/(loss) before dividends, in order to conform with standard US practice.

(xii)	These adjustments are necessary to reflect the deferred tax effect of the US GAAP adjustments made in respect of derivative instruments and hedging activities and the additional minimum pension liability.

(xiii)	The additional minimum pension liability had been previously reported in the US GAAP reconciliation disclosures, but had been omitted from the reconciliation of shareholders’ equity.

(xiv)	This adjustment reverses entries in respect of the differences in the interest charge under US GAAP which are no longer required following the change in accounting policy in the UK GAAP treatment of debt and finance costs.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

29.	POST BALANCE SHEET EVENTS

Standstill arrangements with certain senior creditors

Drax has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place (the “Restructuring”). The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

This matter is discussed more fully in note 1, Basis of Preparation and Accounting Policies.

The AES Corporation

Based on negotiations through the end of June 2003, the steering committee representing the syndicate of banks (the “Senior Lenders”) which financed the Eurobonds issued by Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the Ad Hoc Committee (together with the Steering Committee, the “Senior Creditors Committees”), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the “Restructuring Proposal”).

On 23 July 2003, Drax received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the “International Power Proposal”).

On 28 July 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than 5 August 2003.

On 30 July 2003, the directors of Drax Holdings Limited and Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings Limited and Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to Drax Holdings Limited.

On the evening of 5 August 2003 The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of Drax Holdings Limited and Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited). They resigned from AES Drax Acquisition Limited, Drax Electric Limited and Drax Limited on 8 August 2003. Accordingly, the boards of each of Drax Holdings Limited and Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of Drax Electric Limited and Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

AES DRAX ACQUISITION LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

29.	POST BALANCE SHEET EVENTS (continued)

As a consequence of the withdrawal of support by The AES Corporation, the company has written down amounts due from another group company of £68.5 million in the third quarter of 2003.

On 14 August 2003, Drax received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation.

On 19 August 2003, Drax received a letter from International Power plc, pursuant to which it revised the International Power Proposal.

On 21 August 2003, Drax received a letter from BHP Billiton in respect of the Restructuring.

On 30 August 2003, Drax announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of Drax, Drax entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on 30 August 2003 to participate in the Restructuring.

On 3 October 2003, AES Drax Power Limited’s name was changed to Drax Power Limited, AES Drax Limited’s name was changed to Drax Limited, AES Drax Electric Limited’s name was changed to Drax Electric Limited and AES Drax Holdings Limited’s name was changed to Drax Holdings Limited.

Company Registration No. 3834874

AES DRAX FINANCING LIMITED

Financial Statements
31 December 2002

Deloitte & Touche
Leeds

AES DRAX FINANCING LIMITED

FINANCIAL STATEMENTS 2002

AUDITORS’ REPORT TO THE DIRECTORS OF AES DRAX FINANCING LIMITED

We have audited the accompanying balance sheets of AES Drax Financing Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts and Statement of total recognised gains and losses for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders’ equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 7.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company’s lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche Chartered Accountants and Registered Auditors

AES DRAX FINANCING LIMITED

PROFIT AND LOSS ACCOUNT
Year ended 31 December 2002

		Three months ended		Year ended

		31 December	31 December	31 December	31 December	31 December
	Note	2002	2001	2002	2001	2000

		£’000	£’000	£’000	£’000	£’000
OPERATING PROFIT		—	—	—	—	—
Loss on disposal of investment	2	(189,000)	—	(189,000)	—	—

RETAINED LOSS FOR THE FINANCIAL PERIOD / YEAR TRANSFERRED FROM RESERVES	4	(189,000)	—	(189,000)	—	—

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX FINANCING LIMITED

BALANCE SHEET
31 December 2002

	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Investments	2	—	189,000

		—	189,000

CAPITAL AND RESERVES
Called up share capital	3	189,000	189,000
Profit and loss account	4	(189,000)	—

EQUITY SHAREHOLDERS’ FUNDS		—	189,000

AES DRAX FINANCING LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.	ACCOUNTING POLICIES

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

Under the Standstill Agreement, AES Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least £30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company’s lenders.

The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company’s lenders.

Accounting convention

The financial statements are prepared under the historical cost convention.

AES DRAX FINANCING LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

2.	INVESTMENTS HELD AS FIXED ASSETS

Interests in
subsidiary
undertaking

£’000
Cost
At 1 January 2002	189,000
Disposal	(189,000)

At 31 December 2002	—

The investment of 100% of the ordinary shares of AES Drax Limited was sold on November 18, 2002, for the sum of £1, to another group company, AES Drax Electric Limited.

3.	CALLED UP SHARE CAPITAL

	2002	2001

	£’000	£’000
Authorised
1,000,000,000 ordinary shares of £1 each	1,000,000	1,000,000

Called up, allotted and fully paid
189,000,000 ordinary shares of £1 each	189,000	189,000

4.	PROFIT AND LOSS ACCOUNT

£’000

At 1 January 2002	—
Retained loss for the financial year	(189,000)

At 31 December 2002	(189,000)

5.	COMMITMENTS AND CONTINGENCIES

The company is party to a cross-guarantee in relation to the borrowings of the group. The borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on 2 August 2000, the proceeds from which were used to prepay £370 million of interest and the remainder for general corporate purposes. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited, AES Drax Limited and AES Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

AES DRAX FINANCING LIMITED

NOTES TO THE ACCOUNTS
Year ended 31 December 2002

6.	ULTIMATE PARENT COMPANY

The immediate parent company is AES Drax Investments Limited, a company registered in England and Wales.

The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company’s financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.

7.	DIFFERENCES BETWEEN UK AND US GAAP

The financial statements are prepared in accordance with UK GAAP. There are no significant differences between UK GAAP and US GAAP that would affect these financial statements.

EXHIBIT 7.1

DRAX HOLDINGS LIMITED

Ratio of Earnings to Fixed Charges

	2002(2)	2002(2)	2001(2)	2001(2)	2000(2)	2000(2)	1999(1)	1999(1)
	UK GAAP	US GAAP	UK GAAP	US GAAP	UK GAAP	US GAAP	UK GAAP	US GAAP

	£,000	£,000	£,000	£,000	£,000	£,000	£,000	£,000
(Loss)/income from continuing operations before income taxes	(751,051)	(116,577)	(7,970)	12,789	33,950	87,118	17,638	20,308
Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	180,088	131,718	170,787	126,913	156,324	111,405	13,158	16,356
Total fixed charges	180,088	131,718	170,787	126,913	156,324	111,405	13,158	16,356
Earnings before income taxes and fixed charges	(570,963)	15,141	162,817	139,702	190,275	198,523	30,796	36,664
Ratio of earnings to fixed charges(3)	(3.17)	0.11	0.95	1.10	1.22	1.78	2.34	2.24

(1)	Seven week period to 31 December 1999

(2)	Year ended 31 December

(3)	The deficit in earnings for the year ended December 31, 2002 under UK GAAP is £751,051,000

The deficit in earnings for the year ended December 31, 2001 under UK GAAP is £7,970,000

The deficit in earnings for the year ended December 31, 2002 under US GAAP is £116,577,000

EXHIBIT 12.1

CERTIFICATION

I, Gerald Wingrove, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Drax Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the company and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 10, 2003

/s/ Gerald Wingrove Gerald Wingrove Finance Director

CERTIFICATION

I, Gordon Horsfield, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Drax Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the company and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 10, 2003

/s/ Gordon Horsfield Gordon Horsfield Chairman

EXHIBIT 13.1

CERTIFICATION
PURSUANT TO 18 UNITED STATES CODE SS. 1350

     The undersigned hereby certifies that to his knowledge the Form 20-F/A of Drax Holdings Limited (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 10, 2003

/s/ Gerald Wingrove Gerald Wingrove Finance Director

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Drax Holdings Limited and will be furnished to the Securities and
Exchange Commission or its staff upon request.

CERTIFICATION
PURSUANT TO 18 UNITED STATES CODE SS. 1350

     The undersigned hereby certifies that to his knowledge the Form 20-F/A of Drax Holdings Limited (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 10, 2003

/s/ Gordon Horsfield Gordon Horsfield Chairman

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002, has been provided to Drax Holdings Limited and will be furnished to the Securities and
Exchange Commission or its staff upon request.